As filed with the Securities and Exchange Commission on April 9, 2013

Registration No. 333-[—]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OFFICE DEPOT, INC.

(Exact name of registrant as specified in its charter)

Delaware	5110	59-2663954
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6600 North Military Trail

Boca Raton, Florida 33496

(561) 438-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elisa D. Garcia C.

Executive Vice President, General Counsel

& Corporate Secretary

6600 North Military Trail

Boca Raton, Florida 33496

(561) 438-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mario A. Ponce Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Matthew R. Broad Executive Vice President & General Counsel OfficeMax Incorporated 263 Shuman Boulevard Naperville, Illinois 60563 (630) 438-7800	Margaret A. Brown Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon the satisfaction or waiver of all other conditions to consummation of the transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	249,494,000(1)	N/A	$1,021,166,490(2)	$139,288(3)

*	Pursuant to Rule 416, this registration statement also covers an indeterminate number of additional shares of common stock of the registrant as may be issuable as a result of stock splits, stock dividends or similar transactions.
(1)	Represents the maximum number of the registrant’s shares of common stock estimated to be issuable pursuant to the transactions described in the enclosed joint proxy statement/prospectus.
(2)	The proposed maximum aggregate offering price of the registrant’s shares of common stock was calculated based upon the market value of shares of common stock of OfficeMax Incorporated (“OfficeMax”) (the securities to be exchanged in the transactions) in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: the product of (i) $11.01, the average of the high and low prices per share of OfficeMax common stock as reported on the New York Stock Exchange on April 5, 2013 and (ii) 92,749,000, the estimated maximum number of shares of OfficeMax common stock that may be exchanged pursuant to the transactions, including the total number of shares issuable under outstanding equity awards of OfficeMax and assuming redemption of all of the shares of the Convertible Preferred Stock, Series D of OfficeMax for OfficeMax common stock at the liquidation preference of $45.00 per share in accordance with the terms governing the preferred stock prior to completion of the transactions.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is subject to completion and amendment. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction, in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION, DATED APRIL 9, 2013

JOINT PROXY STATEMENT/PROSPECTUS PROPOSED MERGER—YOUR VOTE IS IMPORTANT

The board of directors of each of Office Depot, Inc. (“Office Depot”) and OfficeMax Incorporated (“OfficeMax”) unanimously approved a strategic business combination structured as a merger of equals. Based upon the estimated number of shares of capital stock of the parties that will be outstanding immediately prior to the consummation of this business combination, we estimate that, upon consummation of the business combination, Office Depot stockholders will hold approximately [—]% and OfficeMax stockholders will hold approximately [—]% of the outstanding common stock of the combined company (assuming redemption of all outstanding shares of Office Depot convertible preferred stock).

This is an exciting and important event in each of our companies’ histories, and we are very pleased to provide this document to you. It is a prospectus related to the proposed issuance by Office Depot of shares of its common stock, par value $0.01 per share (the “Office Depot common stock”), pursuant to an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”) entered into by, among others, Office Depot and OfficeMax. Upon the terms and subject to the conditions set forth in the merger agreement, if the requisite stockholder approval and other approvals are obtained and the other closing conditions are satisfied or waived, through a series of transactions that are further described in this document, OfficeMax will become an indirect, wholly-owned subsidiary of Office Depot. This document is also a proxy statement of OfficeMax and Office Depot to use in soliciting proxies for their respective special meetings of stockholders. At Office Depot’s special meeting of stockholders, stockholders of Office Depot will vote on, among other things, the proposal to issue shares of Office Depot common stock to the stockholders of OfficeMax pursuant to the merger agreement (the “Office Depot share issuance”). Under the rules of the New York Stock Exchange (the “NYSE”), Office Depot is required to obtain stockholder approval for the Office Depot share issuance. At OfficeMax’s special meeting of stockholders, stockholders of OfficeMax will vote on, among other things, the proposal to adopt the merger agreement and to approve certain transactions contemplated by the merger agreement. Under the General Corporation Law of the State of Delaware, the approval of stockholders of OfficeMax must be obtained before the transactions can be completed.

The series of transactions described in this document include, among others, what are referred to in this document as the “first merger” and the “second merger.” The first merger involves only OfficeMax and two of its subsidiaries. Pursuant to the merger agreement, at the effective time of the first merger, each outstanding share of common stock, par value $2.50 per share, of OfficeMax (the “OfficeMax common stock”) will be converted into one share of common stock of Mapleby Holdings Merger Corporation (“New OfficeMax”). The first merger will result in a holding company structure for OfficeMax but will not affect the merger consideration that OfficeMax stockholders will receive at the effective time of the second merger pursuant to the merger agreement. Pursuant to the merger agreement, at the effective time of the second merger, each share of New OfficeMax common stock issued and outstanding immediately prior to the effective time of the second merger (excluding any shares of OfficeMax common stock held by Office Depot or its subsidiary Dogwood Merger Sub Inc. or held in treasury) will be converted into the right to receive 2.69 shares of Office Depot common stock, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement. This exchange ratio is fixed and will not be adjusted for changes in the market value of shares of Office Depot common stock or OfficeMax common stock.

OfficeMax common stock currently trades on the NYSE under the ticker symbol “OMX,” and Office Depot common stock currently trades on the NYSE under the ticker symbol “ODP.” The Office Depot common stock being registered pursuant to the registration statement on Form S-4 (of which this joint proxy statement/prospectus forms a part) will be listed on the NYSE.

The special meeting of OfficeMax stockholders will be held on [—], 2013 at [—] [—].m., local time, at [—]. At the special meeting, OfficeMax stockholders will be asked to vote on, among other things, the adoption of the merger agreement and the approval of the first merger and the second merger. OfficeMax’s board of directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the first merger and the second merger, are advisable and in the best interests of OfficeMax and its stockholders. OfficeMax’s board of directors recommends that OfficeMax stockholders vote “FOR” the adoption of the merger agreement and approval of the first merger and the second merger; “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions; and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and to approve the first merger and the second merger.

The special meeting of Office Depot stockholders will be held on [—], 2013 at [—] [—].m., local time, at [—]. At the special meeting, Office Depot stockholders will be asked to vote on, among other things, the Office Depot share issuance. Office Depot’s board of directors unanimously approved the Office Depot share issuance and determined that the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance, are advisable and in the best interests of Office Depot and its stockholders. Office Depot’s board of directors recommends that Office Depot stockholders vote “FOR” the approval of the Office Depot share issuance; and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance.

This joint proxy statement/prospectus is an important document containing answers to frequently asked questions and a summary description of the transactions, followed by more detailed information about Office Depot, OfficeMax, the transactions, the merger agreement, and the other matters to be voted upon by Office Depot stockholders and OfficeMax stockholders as part of the special meetings. We urge you to read this document and the documents incorporated by reference into this document carefully and in their entirety. In particular, you should consider the matters discussed under “Risk Factors” beginning on page 35.

We look forward to the successful merger of Office Depot and OfficeMax.

Sincerely,

Neil R. Austrian	Ravi K. Saligram
Chairman and Chief Executive Officer	President and Chief Executive Officer
Office Depot, Inc.	OfficeMax Incorporated

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated [—] and is first being mailed to stockholders of Office Depot and stockholders of OfficeMax on or about [—].

OFFICE DEPOT, INC.

6600 North Military Trail

Boca Raton, Florida 33496

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [—], 2013

This is a notice that a special meeting of stockholders of Office Depot, Inc. (“Office Depot”) will be held on [—], 2013, beginning at [—][—].m., local time, at [—], unless postponed to a later date. This special meeting will be held for the following purposes:

1.	to approve the issuance of shares, $0.01 par value per share, of common stock of Office Depot (the “Office Depot share issuance”) to stockholders of OfficeMax Incorporated (“OfficeMax”) pursuant to the Agreement and Plan of Merger, dated as of February 20, 2013 (as it may be amended from time to time, the “merger agreement”), by and among Office Depot, Dogwood Merger Sub Inc., Dogwood Merger Sub LLC, Mapleby Holdings Merger Corporation, Mapleby Merger Corporation and OfficeMax; and

2.	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance.

This joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement and all other annexes and including any documents incorporated by reference, for further information with respect to the business to be transacted at the special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section “Risk Factors” beginning on page 35.

Office Depot’s board of directors unanimously approved the Office Depot share issuance and determined that the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance, are advisable and in the best interests of Office Depot and its stockholders. Office Depot’s board of directors recommends that Office Depot stockholders vote “FOR” the approval of the Office Depot share issuance; and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance.

The Office Depot board of directors has fixed the close of business on [—], 2013 as the record date for determination of Office Depot stockholders entitled to receive notice of, and to vote at, the Office Depot special meeting or any adjournments or postponements thereof. Only holders of record of Office Depot capital stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Office Depot special meeting.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger between Office Depot and OfficeMax cannot be completed without the approval of the Office Depot share issuance by the affirmative vote, in person or by proxy, of a majority of the votes cast at the special meeting in favor of the Office Depot share issuance by holders of shares of 10.00% Series A Redeemable Convertible Participating Perpetual Preferred Stock, par value $0.01 per share, and 10.00% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share, of Office Depot (together, the “Office Depot convertible preferred stock”) and shares of Office Depot common stock, voting together as a single class, provided that the total votes cast on the proposal represent over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and shares of Office Depot common stock entitled to vote on the proposal on the record date. Without approval of the Office Depot share issuance, the second merger will not be completed.

Whether or not you expect to attend the Office Depot special meeting in person, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (1) logging onto [—] and following the instructions on your proxy card; (2) dialing [—] and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Office Depot special meeting. If your shares are held in an Office Depot plan or in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the plan trustee or administrator, or such broker, bank or other nominee, as appropriate.

If you have any questions concerning the Office Depot share issuance or the other transactions contemplated by the merger agreement or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Office Depot common stock, please contact Office Depot’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Stockholders may call toll-free: (877) 825-8621

Banks and brokers may call collect: (212) 750-5833

By order of the Board of Directors

Elisa D. Garcia C.
Executive Vice President, General Counsel & Corporate Secretary

OFFICEMAX INCORPORATED

263 Shuman Boulevard

Naperville, Illinois 60563

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [—], 2013

This is a notice that a special meeting of stockholders of OfficeMax Incorporated (“OfficeMax”) will be held on [—], 2013, beginning at [—][—].m., local time, at [—], unless postponed to a later date. This special meeting will be held for the following purposes:

1.	to adopt the Agreement and Plan of Merger, dated as of February 20, 2013 (as it may be amended from time to time, the “merger agreement”), by and among Office Depot, Inc. (“Office Depot”), Dogwood Merger Sub Inc., Dogwood Merger Sub LLC, Mapleby Holdings Merger Corporation, a direct, wholly-owned subsidiary of OfficeMax (“New OfficeMax”), Mapleby Merger Corporation, a direct, wholly-owned subsidiary of New OfficeMax (“Merger Sub One”), and OfficeMax and to approve:

•

the merger of Merger Sub One with and into OfficeMax (the “first merger”), as a result of which OfficeMax will become a wholly-owned subsidiary of New OfficeMax and each outstanding share of OfficeMax common stock will be converted into one share of New OfficeMax common stock; and

•

a merger of Dogwood Merger Sub Inc., a direct, wholly-owned subsidiary of Office Depot, with and into New OfficeMax (the “second merger”), as a result of which New OfficeMax will become a direct, wholly-owned subsidiary of Office Depot and each outstanding share of New OfficeMax common stock will be converted into the right to receive 2.69 shares, par value $0.01 per share, of common stock of Office Depot, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement;

2.	to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions; and

3.	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the first merger and the second merger.

This joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement and all other annexes and including any documents incorporated by reference, for further information with respect to the business to be transacted at the special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section “Risk Factors” beginning on page 35.

OfficeMax’s board of directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the first merger and the second merger, are advisable and in the best interests of OfficeMax and its stockholders. OfficeMax’s board of directors recommends that OfficeMax stockholders vote “FOR” the adoption of the merger agreement and the approval of the first merger and the second merger; “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions; and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and to approve the first merger and the second merger.

The OfficeMax board of directors has fixed the close of business on [—], 2013 as the record date for determination of OfficeMax stockholders entitled to receive notice of, and to vote at, the OfficeMax special meeting or any adjournments or postponements thereof. Only holders of record of OfficeMax capital stock at the close of business on the record date are entitled to receive notice of, and to vote at, the OfficeMax special meeting.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger between OfficeMax and Office Depot cannot be completed without the adoption of the merger agreement and the approval of the first merger and the second merger by the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of OfficeMax common stock and OfficeMax’s Convertible Preferred Stock, Series D (“OfficeMax Series D preferred stock”), entitled to vote as of the record date for the special meeting, voting together as a single class.

Whether or not you expect to attend the OfficeMax special meeting in person, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (1) logging onto [—] and following the instructions on your proxy card; (2) dialing [—] and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the OfficeMax special meeting. If your shares are held in an OfficeMax plan or in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the plan trustee or administrator, or such broker, bank or other nominee, as appropriate.

If you have any questions concerning the merger agreement or the transactions contemplated by the merger agreement or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of OfficeMax common stock, please contact OfficeMax’s proxy solicitor:

D. F. King & Co., Inc.

48 Wall Street

New York, NY 10005

(888) 605-1956

By order of the Board of Directors

Matthew R. Broad
Executive Vice President & General Counsel

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Office Depot and OfficeMax from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor at the following addresses and telephone numbers:

For Office Depot stockholders:	For OfficeMax stockholders:

Office Depot, Inc. 6600 North Military Trail Boca Raton, Florida 33496 (561) 438-7878 Attention: Investor Relations	OfficeMax Incorporated 263 Shuman Boulevard Naperville, Illinois 60563 (630) 864-6800 Attention: Investor Relations

Innisfree M&A Incorporated 501 Madison Avenue New York, NY 10022 Stockholders may call toll-free: (877) 825-8621 Banks and Brokers may call collect: (212) 750-5833	D.F. King & Co., Inc. 48 Wall Street New York, NY 10005 (888) 605-1956

If you would like to request any documents, please do so by [—], 2013 in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 213.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration No. 333-[—]) filed with the U.S. Securities and Exchange Commission (referred to in this joint proxy statement/prospectus as the “SEC”) by Office Depot, constitutes a prospectus of Office Depot under the Securities Act of 1933, as amended (referred to in this joint proxy statement/prospectus as the “Securities Act”), with respect to the Office Depot common stock to be issued to OfficeMax stockholders pursuant to the second merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both OfficeMax and Office Depot under the Securities Exchange Act of 1934, as amended (referred to in this joint proxy statement/prospectus as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Office Depot stockholders and a notice of meeting with respect to the special meeting of OfficeMax stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [—], and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Office Depot has been provided by Office Depot and information contained in this joint proxy statement/prospectus regarding OfficeMax has been provided by OfficeMax.

All references in this joint proxy statement/prospectus to “OfficeMax” refer to OfficeMax Incorporated, a Delaware corporation, or, immediately following the conversion into a limited liability company, as described in this joint proxy statement/prospectus, “OfficeMax Converted LLC,” as applicable; all references to “New OfficeMax” refer to Mapleby Holdings Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of OfficeMax formed for the purpose of effecting the first merger as described in this joint proxy statement/prospectus; and all references to “Merger Sub One” refer to Mapleby Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of New OfficeMax formed for the purpose of effecting the first merger as described in this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to “Office Depot” refer to Office Depot, Inc., a Delaware corporation; all references to “Merger Sub Two” refer to Dogwood Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Office Depot formed for the purpose of effecting the second merger as described in this joint proxy statement/prospectus; and all references to “Merger Sub Three” refer to Dogwood Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Office Depot formed for the purpose of effecting the third merger as described in this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to the “combined company” refer to Office Depot immediately following completion of the transactions contemplated by the merger agreement.

All references in this joint proxy statement/prospectus to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of February 20, 2013, by and among Office Depot, Merger Sub Two, Merger Sub Three, New OfficeMax, Merger Sub One and OfficeMax, a copy of which is included as Annex A to this joint proxy statement/prospectus, as it may be amended from time to time.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Office Depot or a stockholder of OfficeMax, may have regarding the transactions, the Office Depot share issuance and other matters being considered at the special meetings of stockholders of Office Depot and OfficeMax and the answers to those questions. Office Depot and OfficeMax urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the transactions, the Office Depot share issuance and the other matters being considered at the special meetings of stockholders of Office Depot and OfficeMax. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	Office Depot and OfficeMax and certain of their wholly-owned subsidiaries have entered into the merger agreement providing for a merger of equals pursuant to the transactions described in this joint proxy statement/prospectus.

In order to complete the transactions, among other conditions, Office Depot stockholders must approve the proposal to issue Office Depot common stock to the OfficeMax stockholders pursuant to the merger agreement, and OfficeMax stockholders must approve the proposal to adopt the merger agreement and to approve the first merger and the second merger as contemplated by the merger agreement. Office Depot and OfficeMax will hold separate special meetings to obtain these approvals.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the transactions, the Office Depot share issuance and other matters being considered at the special meetings of stockholders of Office Depot and OfficeMax.

Q:	How important is my vote?

A:	Your vote “FOR” the proposals related to the transactions is very important. You are encouraged to submit a proxy as soon as possible.

Approval of the Office Depot share issuance requires the affirmative vote, in person or by proxy, of a majority of the votes cast by holders of shares of Office Depot convertible preferred stock and Office Depot common stock, voting as a single class; provided that the total votes cast represent over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and Office Depot common stock entitled to vote on the Office Depot share issuance. Any abstention from voting by an Office Depot stockholder will have the same effect as a vote against this proposal. The failure of any Office Depot stockholder to submit a vote and any broker non-vote will not be counted in determining the votes cast in connection with this proposal, but could have the same effect as a vote against this proposal if the failure to submit a vote or any broker non-vote results in the total number of votes cast on the proposal not representing over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and Office Depot common stock entitled to vote on this proposal.

Adoption of the merger agreement and approval of the first merger and the second merger requires the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of OfficeMax common stock and OfficeMax Series D preferred stock entitled to vote, voting as a single class. Any abstention from voting by an OfficeMax stockholder, the failure of any OfficeMax stockholder to submit a vote and any broker non-vote will have the same effect as voting against this proposal.

Q:	Why have the companies decided to merge?

A:	Office Depot and OfficeMax believe that the proposed business combination will provide strategic and financial benefits including:

•

the expectation that the combined company will be well positioned to optimize and integrate its sales platform and distribution network to better compete with online retailers, mass merchants, warehouse clubs, and other retailers that are placing a greater emphasis on office product sales;

•	the opportunity to combine resources and expertise to better meet the needs of consumers and business-to-business customers of both companies;

•	the expectation that the combined company will deliver long-term operating improvement, with greater potential for earnings expansion;

•

the expectation based on estimates by Office Depot and OfficeMax management prior to the execution of the merger agreement that the transactions will deliver $400-600 million in annual cost synergies by the third year following completion of the transactions;

•	the increased financial strength of the combined company and the resulting ability to invest in current businesses and future growth opportunities; and

•	the combination of the two companies’ complementary international businesses, strengthening the combined company’s ability to serve customers around the world to create a stronger global competitor.

To review the reasons for the transactions in greater detail, see the sections titled “The Transactions—Recommendation of Office Depot’s Board of Directors and Reasons for the Transactions” beginning on page 75 and “The Transactions—Recommendation of OfficeMax’s Board of Directors and Reasons for the Transactions” beginning on page 78.

Q:	What will OfficeMax stockholders receive for their shares?

A:	As a result of the transactions, each OfficeMax stockholder will be entitled to receive 2.69 shares of Office Depot common stock for each share of OfficeMax common stock held (referred to in this joint proxy statement/prospectus as the “exchange ratio”), together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

Based upon the estimated number of shares of capital stock of the parties that will be outstanding immediately prior to completion of the transactions, we estimate that, upon completion of the transactions, Office Depot stockholders will hold approximately [—]% and OfficeMax stockholders will hold approximately [—]% of the outstanding common stock of the combined company (assuming the redemption of all outstanding shares of Office Depot convertible preferred stock).

For additional information regarding the consideration to be received in the transactions, see the section entitled “The Transactions—Effects of the Transactions” beginning on page 58.

Q:	What will happen in the proposed transactions?

A:	Office Depot and OfficeMax have entered into the merger agreement pursuant to which, through a series of transactions, including the first merger and the second merger, OfficeMax will become a wholly-owned subsidiary of Office Depot, and OfficeMax stockholders will become stockholders of Office Depot.

Following completion of the transactions, the stockholders of Office Depot and OfficeMax will be the stockholders of the combined company. Additional information regarding the structure of the proposed transactions is contained in the section entitled “The Transactions—Effects of the Transactions” beginning on page 58.

Q:	What will the board of directors and management of the combined company look like?

A:	The merger agreement contains certain provisions relating to the governance of Office Depot following completion of the transactions (referred to in this joint proxy statement/prospectus as the “combined company”), which reflect the merger of equals structure of the proposed business combination. Completion of the transactions is subject to certain conditions, including the adoption by Office Depot, effective as of the effective time of the second merger, of the amended and restated bylaws in the form included as Annex B in this joint proxy statement/prospectus (referred to in this joint proxy statement/prospectus as the “amended and restated bylaws” or the “Office Depot amended and restated bylaws”) to implement certain governance matters for a four-year period following completion of the transactions.

The board of directors of the combined company and its committees will have equal representation from both parties as of the closing. As of the closing, the then-current chief executive officers of both parties will be appointed as co-chief executive officers of the combined company, unless and until a successor has been appointed as the sole chief executive officer of the combined company (referred to in this joint proxy statement/prospectus as the “successor CEO”). A selection committee consisting of an equal number of independent directors of each party will identify successor CEO candidates. Office Depot has designated Nigel Travis, Marsha J. Evans and Thomas J. Colligan and OfficeMax has designated V. James Marino, Rakesh Gangwal and Francesca Ruiz de Luzuriaga as members of the selection committee with Messrs. Travis and Marino serving as co-chairpersons. The selection committee will also consider the then-current chief executive officers of both parties as successor CEO candidates. In addition, as of the closing, the officers for the combined company will be appointed by the newly constituted board of directors from among the officers of both parties.

The combined company’s name and headquarters location will be determined by the newly constituted board of directors, taking into consideration the recommendation of the successor CEO after his or her appointment. If such matters have not been determined prior to the completion of the transactions, the combined company will have dual headquarters in Naperville, Illinois and Boca Raton, Florida, and the businesses of each party will continue to operate under their existing names, in each case until otherwise so determined.

For a more complete description of the provisions of the merger agreement and the amended and restated bylaws related to the governance of the combined company, see “The Transactions—Board of Directors and Management of the Combined Company Following Completion of the Transactions” on page 129 and “The Merger Agreement—Governance of the Combined Company Following Completion of the Transactions” on page 159.

Q:	Will the Office Depot common stock received at the time of completion of the transactions be traded on an exchange?

A:	Yes. It is a condition to the consummation of the transactions that the shares of Office Depot common stock to be issued to OfficeMax stockholders in the second merger be authorized for listing on the NYSE, subject to official notice of issuance.

Q:	How will Office Depot stockholders be affected by the transactions?

A:	Upon completion of the transactions, each Office Depot stockholder will hold the same number of shares of Office Depot common stock that such stockholder held immediately prior to completion of the transactions. As a result of the transactions, Office Depot stockholders will own shares in a larger company with more assets. However, because in connection with the transactions, Office Depot will be issuing additional shares of Office Depot common stock to OfficeMax stockholders in exchange for their shares of OfficeMax common stock, each outstanding share of Office Depot common stock immediately prior to the transactions will represent a smaller percentage of the aggregate number of shares of Office Depot common stock outstanding after the transactions.

Q:	What are the material U.S. federal income tax consequences of the transactions?

A:	The obligations of the parties to consummate the transactions are subject to the receipt by Office Depot and OfficeMax of the opinions of their respective counsel to the effect that, on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing as of the closing date, the transactions, taken together, will qualify for U.S. federal income tax purposes as “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (referred to in this joint proxy statement/prospectus as the “Code”). If the transactions so qualify, then a U.S. holder of OfficeMax common stock generally will not recognize any gain or loss as a result of the transactions (other than gain or loss with respect to cash received in lieu of a fractional share).

The tax consequences of the transactions to each OfficeMax stockholder may depend on such holder’s particular facts and circumstances. OfficeMax stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. A more detailed discussion of the material U.S. federal income tax consequences of the transactions can be found in the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page 130.

Q:	When do Office Depot and OfficeMax expect to complete the transactions?

A:	Office Depot and OfficeMax currently expect to complete the transactions by the end of calendar year 2013, subject to receipt of required stockholder approvals and regulatory approvals and subject to the satisfaction or waiver of other conditions. However, neither Office Depot nor OfficeMax can predict the actual date on which the transactions will be completed because completion is subject to conditions beyond each company’s control. See the sections entitled “The Transactions—Regulatory Approvals” beginning on page 134 and “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 142.

Q:	When and where is the special meeting of the Office Depot stockholders?

A:	The Office Depot special meeting will be held on [—], 2013, beginning at [—] [—].m., local time, at [—], unless postponed to a later date.

Q:	When and where is the special meeting of the OfficeMax stockholders?

A:	The OfficeMax special meeting will be held on [—], 2013, beginning at [—] [—].m., local time, at [—], unless postponed to a later date.

Q:	Who can vote at the special meetings?

A:	All Office Depot stockholders of record at the close of business on [—], the record date for the Office Depot special meeting, are entitled to receive notice of and to vote at the special meeting.

All OfficeMax stockholders of record at the close of business on [—], the record date for the OfficeMax special meeting, are entitled to receive notice of and to vote at the special meeting.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the Office Depot special meeting or the OfficeMax special meeting, as applicable.

Additional information on voting procedures can be found under the section entitled “Office Depot Special Meeting” beginning on page 45 and under the section entitled “OfficeMax Special Meeting” beginning on page 51.

Q:	How will my proxy be voted?

A:	If you submit your proxy via the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions.

Additional information on voting procedures can be found under the section entitled “Office Depot Special Meeting” beginning on page 45 and under the section entitled “OfficeMax Special Meeting” beginning on page 51.

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record of Office Depot at the close of business on [—], 2013 or of OfficeMax at the close of business on [—], 2013, you may attend your special meeting and vote your shares in person, in lieu of submitting your proxy by Internet, telephone or by completing, signing, dating and returning the enclosed proxy card.

Q:	What must I bring to attend my special meeting?

A:	Only stockholders of record as of the applicable record date, beneficial owners as of the applicable record date, holders of valid proxies for the special meeting and invited guests of Office Depot or OfficeMax may attend the applicable special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

Additional information on attending the special meetings can be found under the section entitled “Office Depot Special Meeting” beginning on page 45 and under the section entitled “OfficeMax Special Meeting” beginning on page 51.

Q:	What should I do if I receive more than one set of voting materials for the Office Depot special meeting or the OfficeMax special meeting?

A:	You may receive more than one set of voting materials for the Office Depot special meeting or the OfficeMax special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Office Depot common stock or OfficeMax common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction card that you receive by following the instructions set forth in each separate proxy or voting instruction card.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures your broker, bank or other nominee provides.

You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Office Depot or OfficeMax special meetings.

Additional information on voting procedures can be found under the section entitled “Office Depot Special Meeting” beginning on page 45 and under the section entitled “OfficeMax Special Meeting” beginning on page 51.

Q:	As a participant in the OfficeMax Employee Stock Ownership Plan, how do I vote shares allocated to me under the plan?

A:	If you are a current or former employee of OfficeMax or one of its subsidiaries and you own shares of OfficeMax Series D preferred stock in the Employee Stock Ownership Plan (referred to in this joint proxy statement/prospectus as the “ESOP”) fund, you may instruct Vanguard Fiduciary Trust Company, the plan trustee, how to vote the shares of stock allocated to you under the ESOP by requesting a proxy card to sign, date and return or by submitting your voting instructions by telephone or through the Internet.

The plan trustee will vote any shares in the ESOP for which instructions are not received, or that are not allocated to an account, in the same proportion as shares of stock voted by the plan participants generally, subject to the trustee’s fiduciary obligations under applicable law.

Q:	What do I do if I am an Office Depot stockholder and I want to revoke my proxy?

A:	Office Depot stockholders of record may revoke their proxies at any time before their shares are voted at the Office Depot special meeting in any of the following ways:

•

sending a written notice of revocation to Office Depot at 6600 North Military Trail, Boca Raton, Florida 33496, Attention: Corporate Secretary, which must be received before their shares are voted at the special meeting;

•

properly submitting a later-dated, new proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Office Depot special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Office Depot beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Additional information can be found under the section entitled “Office Depot Special Meeting” beginning on page 45.

Q:	What do I do if I am an OfficeMax stockholder and I want to revoke my proxy?

A:	OfficeMax stockholders of record may revoke their proxies at any time before their shares are voted at the OfficeMax special meeting in any of the following ways:

•

sending a written notice of revocation to OfficeMax at 263 Shuman Boulevard, Naperville, Illinois 60563, Attention: Corporate Secretary, which must be received before their shares are voted at the special meeting;

•

properly submitting a later-dated, new proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the OfficeMax special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

OfficeMax beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Additional information can be found under the section entitled “OfficeMax Special Meeting” beginning on page 51.

Q:	Should I send in my OfficeMax stock certificates now?

A:	No. Please DO NOT send your OfficeMax stock certificates with your proxy card. If the transactions are completed, you will receive written instructions for exchanging your stock certificates for shares of Office Depot common stock shortly after the time the transactions are completed.

Q:	Do Office Depot or OfficeMax stockholders have appraisal or dissenters’ rights?

A:	No. Under Delaware law, neither Office Depot nor OfficeMax stockholders are entitled to appraisal or dissenters’ rights in connection with the transactions.

Q:	How can I find more information about Office Depot and OfficeMax?

A:	You can find more information about Office Depot and OfficeMax from various sources described in the section entitled “Where You Can Find More Information” beginning on page 213.

Q:	Who can answer any questions I may have about the special meeting or the transactions?

A:	If you have any questions about the transactions or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact:

For Office Depot stockholders:	For OfficeMax stockholders:

Office Depot, Inc. 6600 North Military Trail Boca Raton, Florida 33496 (561) 438-7878 Attention: Investor Relations	OfficeMax Incorporated 263 Shuman Boulevard Naperville, Illinois 60563 (630) 864-6800 Attention: Investor Relations

Innisfree M&A Incorporated 501 Madison Avenue New York, NY 10022 Stockholders may call toll-free: (877) 825-8621 Banks and Brokers may call collect: (212) 750-5833	D.F. King & Co., Inc. 48 Wall Street New York, NY 10005 (888) 605-1956

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the transactions and the matters being voted on by OfficeMax stockholders and Office Depot stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire document, including the annexes, and the documents to which Office Depot and OfficeMax refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information” beginning on page 213.

The Parties (see pages 43 and 44)

OfficeMax Incorporated

OfficeMax Incorporated, a Delaware corporation and referred to in this joint proxy statement/prospectus as “OfficeMax,” is a leader in both business-to-business and retail office products distribution. OfficeMax provides office supplies and paper, print and document services, technology products and solutions and office furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 29,000 associates through direct sales, catalogs, the Internet and more than 900 retail stores located throughout the United States, Canada, Australia, New Zealand, Mexico, the U.S. Virgin Islands and Puerto Rico. Shares of OfficeMax common stock are traded on the New York Stock Exchange (referred to in this joint proxy statement/prospectus as the “NYSE”) under the symbol “OMX.” The principal executive offices of OfficeMax are located at 263 Shuman Boulevard, Naperville, Illinois 60563, and its telephone number is (630) 438-7800.

Mapleby Holdings Merger Corporation

Mapleby Holdings Merger Corporation, a Delaware corporation and referred to in this joint proxy statement/prospectus as “New OfficeMax,” is a direct, wholly-owned subsidiary of OfficeMax. Mapleby Holdings Merger Corporation was formed by OfficeMax solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o OfficeMax Incorporated, 263 Shuman Boulevard, Naperville, Illinois 60563, and its telephone number is (630) 438-7800.

Mapleby Merger Corporation

Mapleby Merger Corporation, a Delaware corporation and referred to in this joint proxy statement/prospectus as “Merger Sub One,” is a direct, wholly-owned subsidiary of Mapleby Holdings Merger Corporation and an indirect, wholly-owned subsidiary of OfficeMax. Mapleby Merger Corporation was formed by OfficeMax solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o OfficeMax Incorporated, 263 Shuman Boulevard, Naperville, Illinois 60563, and its telephone number is (630) 438-7800.

Office Depot, Inc.

Office Depot, Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Office Depot,” is a global supplier of office products and services. Office Depot provides office supplies and services through 1,629 worldwide retail stores (including retail stores wholly-owned and operated by Office Depot, retail stores operated by Office Depot de México, S.A. de C.V., Office Depot’s Mexican joint venture, and retail stores operated under Office Depot’s franchise and licensing agreements), a field sales force, top-rated catalogs and global e-commerce operations. Sales are processed through multiple channels, consisting of office supply stores, a contract sales force, an outbound telephone account management sales force, Internet sites, direct marketing catalogs and call centers, all supported by a network of supply chain facilities and delivery operations. Office Depot employs about 38,000 associates and serves customers in 59 countries worldwide. Shares of Office Depot common stock are traded on the NYSE under the symbol “ODP.” The principal executive offices of Office Depot are located at 6600 North Military Trail, Boca Raton, Florida 33496, and its telephone number is (561) 438-4800.

Dogwood Merger Sub Inc.

Dogwood Merger Sub Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Merger Sub Two,” is a direct, wholly-owned subsidiary of Office Depot. Dogwood Merger Sub Inc. was formed by Office Depot solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o Office Depot, Inc., 6600 North Military Trail, Boca Raton, Florida 33496, and its telephone number is (561) 438-4800.

Dogwood Merger Sub LLC

Dogwood Merger Sub LLC, a Delaware limited liability company and referred to in this joint proxy statement/prospectus as “Merger Sub Three,” is a direct, wholly-owned subsidiary of Office Depot. Dogwood Merger Sub LLC was formed by Office Depot solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o Office Depot, Inc., 6600 North Military Trail, Boca Raton, Florida 33496, and its telephone number is (561) 438-4800.

The Transactions (see page 58)

Office Depot, Merger Sub Two, Merger Sub Three, New OfficeMax, Merger Sub One and OfficeMax have entered into the merger agreement pursuant to which, through a series of transactions including the first merger and the second merger, OfficeMax will become an indirect, wholly-owned subsidiary of Office Depot, and OfficeMax stockholders will become stockholders of Office Depot.

OfficeMax stockholders are receiving this document in connection with OfficeMax’s solicitation of proxies for its special meeting of stockholders to vote on, among other things, the proposal to adopt the merger agreement and to approve the first merger and the second merger as contemplated by the merger agreement.

Office Depot stockholders are receiving this document in connection with Office Depot’s solicitation of proxies for its special meeting of stockholders to vote on, among other things, the proposal to issue Office Depot common stock to the OfficeMax stockholders pursuant to the merger agreement.

Structure and Effects of the Transactions (see page 58)

Upon the terms and subject to the conditions set forth in the merger agreement and in accordance with Delaware law, on the closing date:

•

Merger Sub One will merge (referred to in this joint proxy statement/prospectus as the “first merger”) with and into OfficeMax, with OfficeMax surviving the first merger as a wholly-owned subsidiary of New OfficeMax;

•

following the effective time of the first merger, OfficeMax, the surviving corporation of the first merger, will be converted (referred to in this joint proxy statement/prospectus as the “LLC conversion”) into a Delaware limited liability company;

•

following the effective time of the LLC conversion, Merger Sub Two will merge (referred to in this joint proxy statement/prospectus as the “second merger”) with and into New OfficeMax, with New OfficeMax surviving the second merger as a wholly-owned subsidiary of Office Depot; and

•

following the effective time of the second merger, New OfficeMax, the surviving corporation from the second merger, will merge (referred to in this joint proxy statement/prospectus as “third merger”) with and into Merger Sub Three, with Merger Sub Three surviving the third merger as a wholly-owned subsidiary of Office Depot.

The first merger, the second merger, the third merger and the LLC conversion are collectively referred to in this joint proxy statement/prospectus as the “transactions.” In structuring the transactions as described above, the parties took into account, among other things, the effect of the transactions on certain contractual obligations of Office Depot and OfficeMax, as well as the desire to preserve tax-free reorganization treatment. For diagrams depicting the structure of the transactions described above, see “The Transactions—Effects of the Transactions” beginning on page 58.

At the effective time of the first merger, each share of OfficeMax common stock issued and outstanding immediately prior to the effective time of the first merger will be converted into one share of common stock of New OfficeMax. Each of OfficeMax and New OfficeMax will take all actions as may be necessary so that at the effective time of the first merger, each OfficeMax stock option and each other OfficeMax stock-based award will, automatically and without any action on behalf of the holder thereof, be converted into a stock option or award, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of New OfficeMax.

At the effective time of the second merger, each share of New OfficeMax common stock issued and outstanding immediately prior to the effective time of the second merger (excluding any shares held by Office Depot, Merger Sub Two or in treasury, which shares will be cancelled and no payment will be made with respect to such shares) will be converted into the right to receive 2.69 shares of Office Depot common stock (referred to in this joint proxy statement/prospectus as the “exchange ratio”), together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

For more information, see also “The Merger Agreement—Effects of the Transactions” beginning on page 148.

The exchange ratio is fixed and will not be adjusted for changes in the market value of shares of Office Depot common stock or OfficeMax common stock. Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of Office Depot common stock and OfficeMax common stock will fluctuate during the pendency of the transactions, OfficeMax stockholders cannot be sure of the value of the shares of Office Depot common stock they will receive relative to the value of their shares of OfficeMax common stock. See also “Risk Factors—Risks Relating to the Transactions” beginning on page 35.

Office Depot Special Meeting (see page 45)

Date, Time and Place. The Office Depot special meeting will be held on [—], 2013, beginning at [—][—].m., local time, at [—], unless postponed to a later date.

Purpose. The special meeting of Office Depot stockholders is being held to consider and vote on the following proposals:

•

Proposal 1. to approve the issuance of shares of Office Depot common stock to OfficeMax stockholders pursuant to the merger agreement, which is referred to in this joint proxy statement/prospectus as the “Office Depot share issuance;” and

•

Proposal 2. to approve the adjournment of the Office Depot special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance.

Record Date; Voting Rights. The record date for the determination of stockholders entitled to notice of and to vote at the Office Depot special meeting is [—]. Only Office Depot stockholders who held shares of record at the close of business on [—] are entitled to vote at the special meeting and any adjournment or postponement of the special meeting, so long as such shares remain outstanding on the date of the special meeting. Office Depot common stock and Office Depot convertible preferred stock are the only classes of stock entitled to vote, and holders of Office Depot common stock and Office Depot convertible preferred stock are entitled to vote on each proposal presented at the Office Depot special meeting. Each share of Office Depot common stock entitles its holder of record to one vote at the Office Depot special meeting. As of the record date, the 350,000 shares of Office Depot convertible preferred stock issued and outstanding entitle funds advised by BC Partners Ltd and its affiliates (collectively referred to in this joint proxy statement/prospectus as “BC Partners”) as the record holder to a total of 81,354,536 votes (on an as-converted basis) at the Office Depot special meeting.

Vote Required. The votes required for each proposal are as follows:

•

Proposal 1. The affirmative vote, in person or by proxy, of a majority of the votes cast on Proposal 1 by holders of shares of Office Depot convertible preferred stock and Office Depot common stock, voting as a single class, is required to approve the Office Depot share issuance; provided that the total votes cast on Proposal 1 represents over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and Office Depot common stock entitled to vote on Proposal 1.

•

Proposal 2. The affirmative vote of holders of a majority of the shares of Office Depot common stock and Office Depot convertible preferred stock (on an as-converted basis) present, in person or by proxy, and entitled to vote at the Office Depot special meeting, is required to approve the adjournment of the Office Depot special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance.

As of the record date, there were [—] shares of Office Depot common stock outstanding, held by [—] holders of record, and [—] shares of Office Depot convertible preferred stock outstanding, all of which are held of record by BC Partners. In addition, as of the record date, Office Depot directors and executive officers, as a group, owned and were entitled to vote [—] shares of Office Depot common stock, or approximately [—]% of the outstanding shares of Office Depot common stock. Office Depot currently expects that these directors and executive officers will vote their shares in favor of the proposal to approve the Office Depot share issuance, although none of them has entered into any agreement obligating them to do so.

Concurrently with the execution of the merger agreement, Office Depot and OfficeMax entered into a voting agreement (referred to in this joint proxy statement/prospectus as the “voting agreement”) with BC Partners, pursuant to which BC Partners agreed, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, to vote all of their shares of Office Depot convertible preferred stock, together with any other voting securities of Office Depot acquired by BC Partners after February 20, 2013, in favor of the Office Depot share issuance and the other actions contemplated by the merger agreement and against any alternative transaction proposal with respect to Office Depot. BC Partners holds all of the 350,000 shares of Office Depot convertible preferred stock, representing, on an as-converted basis, approximately [—]% of the voting power of Office Depot as of the record date.

OfficeMax Special Meeting (see page 51)

Date, Time and Place. The OfficeMax special meeting will be held on [—], 2013, beginning at [—][—].m., local time, at [—], unless postponed to a later date.

Purpose. The special meeting of OfficeMax stockholders is being held to consider and vote on the following proposals:

•	Proposal 1. to adopt the merger agreement and to approve the first merger and the second merger;

•

Proposal 2. to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions; and

•

Proposal 3. to approve the adjournment of the OfficeMax special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the first merger and the second merger.

Record Date; Voting Rights. The record date for the determination of stockholders entitled to notice of and to vote at the OfficeMax special meeting is [—]. Only OfficeMax stockholders who held shares of record at the close of business on [—] are entitled to vote at the special meeting and any adjournment or postponement of the special meeting, so long as such shares remain outstanding on the date of the special meeting. OfficeMax common stock and OfficeMax Series D preferred stock are the only classes of stock entitled to vote, and holders of OfficeMax common stock and OfficeMax Series D preferred stock are entitled to vote on each proposal presented at the OfficeMax special meeting. Each share of OfficeMax common stock entitles its holder of record to one vote at the OfficeMax special meeting, and each share of OfficeMax Series D preferred stock entitles its holder of record to one vote at the OfficeMax special meeting.

Vote Required. The votes required for each proposal are as follows:

•

Proposal 1. The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of OfficeMax common stock and OfficeMax Series D preferred stock entitled to vote on Proposal 1, voting as a single class, is required to adopt the merger agreement and to approve the first merger and the second merger.

•

Proposal 2. The affirmative vote of holders of a majority of the shares of OfficeMax common stock and OfficeMax Series D preferred stock present, in person or by proxy, and entitled to vote at the OfficeMax special meeting (excluding, in accordance with OfficeMax’s bylaws, any shares where the holder has expressly indicated that the holder is abstaining from voting), is required to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions.

•

Proposal 3. The affirmative vote of holders of a majority of the shares of OfficeMax common stock and OfficeMax Series D preferred stock present, in person or by proxy, and entitled to vote at the OfficeMax special meeting (excluding, in accordance with OfficeMax’s bylaws, any shares where the holder has expressly indicated that the holder is abstaining from voting) is required to approve the adjournment of the OfficeMax special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and to approve the first merger and the second merger.

As of the record date, there were [—] shares of OfficeMax common stock outstanding, held by [—] holders of record, and [—] shares of OfficeMax Series D preferred stock outstanding, held by [—] holders of record. In addition, as of the record date, OfficeMax directors and executive officers, as a group, owned and were entitled to vote [—] shares of OfficeMax common stock, or approximately [—]% of the outstanding shares of OfficeMax common stock. OfficeMax currently expects that these directors and executive officers will vote their shares in favor of the proposal to adopt the merger agreement and to approve the first merger and the second merger, although none of them has entered into any agreement obligating them to do so.

Recommendation of Office Depot’s Board of Directors and Reasons for the Transactions (see page 75)

Office Depot’s board of directors recommends that Office Depot stockholders vote “FOR” the approval of the issuance of shares of Office Depot common stock pursuant to the merger agreement (referred to in this joint proxy statement/prospectus as the “Office Depot share issuance”).

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance, Office Depot’s board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Transactions—Recommendation of Office Depot’s Board of Directors and Reasons for the Transactions” beginning on page 75.

Recommendation of OfficeMax’s Board of Directors and Reasons for the Transactions (see page 78)

OfficeMax’s board of directors recommends that OfficeMax stockholders vote “FOR” the adoption of the merger agreement and approval of the first merger and the second merger.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the first merger and second merger, OfficeMax’s board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Transactions—Recommendation of OfficeMax’s Board of Directors and Reasons for the Transactions” beginning on page 78.

Opinions of Office Depot’s Financial Advisors (see page 88)

Opinion of Peter J. Solomon Company L.P.

In connection with the proposed transactions, Office Depot’s financial advisor, Peter J. Solomon Company L.P. and Peter J. Solomon Securities Company LLC (collectively referred to in this joint proxy statement/prospectus as “PJSC”), rendered to the board of directors of Office Depot its oral opinion on February 19, 2013, subsequently confirmed in writing, that as of such date, and based upon and subject to various assumptions, considerations, qualifications and limitations set forth in its written opinion, the exchange ratio provided for in the merger agreement was fair from a financial point of view to Office Depot.

The full text of PJSC’s written opinion, dated February 19, 2013, is attached as Annex C to this joint proxy statement/prospectus. PJSC’s opinion was directed only to the fairness of the exchange ratio to Office Depot from a financial point of view, was provided to Office Depot’s board of directors in connection with its evaluation of the transactions, did not address any other aspect of the transactions and did not, and does not, constitute a recommendation to any holder of Office Depot’s capital stock as to how any such holder should vote on the transactions or act on any matter relating to the transactions.

Opinion of Morgan Stanley & Co. LLC

Office Depot also retained Morgan Stanley & Co. LLC (referred to in this joint proxy statement/prospectus as “Morgan Stanley”) to act as its financial advisor in connection with the transactions. On February 19, 2013, Morgan Stanley rendered its oral opinion to the Office Depot board of directors, subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Office Depot.

The full text of the written opinion of Morgan Stanley, dated February 19, 2013, is attached as Annex D to this joint proxy statement/prospectus. The Morgan Stanley opinion is directed to Office Depot’s board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio to Office Depot pursuant to the merger agreement as of the date of the opinion. The Morgan Stanley opinion does not address any other aspect of the transactions and does not constitute a recommendation as to how the stockholders of Office Depot and OfficeMax should vote at the stockholders’ meetings to be held in connection with the transactions.

Opinion of OfficeMax’s Financial Advisor (see page 108)

OfficeMax retained J.P. Morgan Securities LLC (referred to in this joint proxy statement/prospectus as “J.P. Morgan”) to act as its financial advisor in connection with the transactions. At the meeting of OfficeMax’s board of directors on February 19, 2013, J.P. Morgan rendered its oral opinion to the board of directors of OfficeMax that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed transactions was fair, from a financial point of view, to the holders of OfficeMax common stock. The oral opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date.

The full text of the written opinion of J.P. Morgan, dated February 19, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The OfficeMax stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the board of directors of OfficeMax, is directed only to the fairness from a financial point of view of the exchange ratio in the proposed transactions as of the date of the opinion and does not constitute a recommendation to any stockholder of OfficeMax as to how such stockholder should vote at the OfficeMax special meeting.

Interests of Certain Office Depot Persons in the Transactions (see page 118)

When considering the recommendation of Office Depot’s board of directors with respect to the transactions, you should be aware that Office Depot’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of Office Depot’s stockholders more generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. Office Depot’s board of directors was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that Office Depot stockholders vote for the Office Depot share issuance at the special meeting. These interests include:

•

Acceleration of Vesting of Equity Awards. Office Depot’s executive officers have previously been granted stock options, restricted stock, restricted stock units and performance awards under Office Depot’s 2007 Long-Term Incentive Plan (referred to in this joint proxy statement/prospectus as the “2007 Plan”) and long-term cash incentive awards under Office Depot’s 2010, 2011, 2012 and 2013 Long-Term Incentive Cash Plans for Officers and Directors (collectively referred to in this joint proxy statement/prospectus as the “LTICPs”). The awards granted under the 2007 Plan and the LTICPs have generally been amended or otherwise granted with terms to provide that in the event of the award holder’s involuntary termination without “cause” (as defined in the 2007 Plan) or termination for “good reason” (as defined in the award holder’s employment agreement or change in control agreement with Office Depot), which termination is referred to in this joint proxy statement/prospectus as a “Qualifying Termination,” during the two year period following the completion of the transactions, any such award, to the extent then outstanding, will become fully vested. In the case of any performance-based awards that become vested pursuant to the provisions described in the preceding sentence, the vesting of such awards will be deemed to occur (i) at a percentage that corresponds to the level as if the “target” level of future performance had been achieved in the case of any award for which the performance period has not yet been completed at the time of termination and (ii) based on actual performance results in the case of any award for which the performance period has been completed at or prior to the time of termination. The “double triggered” vesting protection described above does not, however, apply to (x) Neil Austrian’s outstanding incentive awards (which would generally become service vested upon any Qualifying Termination, regardless of whether such termination occurs before, in connection with or following the completion of the transactions) or (y) the final tranche of performance share awards that were granted to Office Depot’s executive officers (other than Neil Austrian) in February 2013, which tranche is scheduled to vest in 2016.

•

Change in Control and Termination Benefits. The change in control agreements entered into with certain of Office Depot’s executive officers were amended to provide that the completion of the transactions will constitute a “change in control” for purposes of the change in control agreements and, accordingly, following the completion of the transactions, Office Depot has agreed to provide and/or maintain their position, compensation and benefits generally no less favorable than those provided to such executive officers prior to the closing. In the event of a Qualifying Termination, in each case, within two years following the completion of the transactions (or prior to the closing, so long as the closing subsequently occurs), certain of Office Depot’s executive officers would receive certain compensation and benefits paid or provided by Office Depot under its change in control agreements with such executive officers. Such benefits to Office Depot’s executive officers include: (i) all vested and accrued, but unpaid, salary and benefits earned through the termination date; (ii) a lump-sum cash severance payment equal to two times the sum of (x) the executive officer’s annual base salary and (y) the executive officer’s target annual bonus for the fiscal year in which the date of the termination of employment occurs; (iii) an additional cash payment equal to the executive officer’s prorated target annual bonus amount for the fiscal year in which the date of termination of employment occurs; (iv) a lump-sum cash payment equal to eighteen times Office Depot’s COBRA premium for the executive officer in effect on the date of termination of employment; and (v) an executive outplacement services package for a period of 24 months.

•

Retention Plan Bonus Payments. In connection with the transactions, Office Depot has entered into a retention arrangement with Kim Moehler (Senior Vice President—Finance and Controller) providing for retention payments subject to her continued employment with Office Depot through the installment payment dates described below, or if Kim Moehler’s employment is earlier terminated without “cause,” due to death or disability or due to a resignation for “good reason,” if applicable. The aggregate amount of Kim Moehler’s retention payments is $400,000. The first 50% installment of the retention payment is earned upon the earlier of (i) a decision by the antitrust regulators regarding whether the transactions will be allowed to proceed and (ii) December 15, 2013. The second 50% installment of the retention payment is earned on June 30, 2014. No retention arrangements have been entered into with any of Office Depot’s executive officers who are party to change in control agreements with Office Depot.

For a more detailed discussion, see “The Transactions—Interests of Certain Office Depot Persons in the Transactions” beginning on page 118.

Interests of Certain OfficeMax Persons in the Transactions (see page 124)

When considering the recommendation of OfficeMax’s board of directors with respect to the transactions, you should be aware that OfficeMax’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of OfficeMax’s stockholders more generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. OfficeMax’s board of directors was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that OfficeMax stockholders vote for the adoption of the merger agreement and the approval of the first merger and the second merger at the OfficeMax special meeting. These interests include:

•	Acceleration of Vesting of Equity Awards. OfficeMax’s executive officers have previously been granted stock options, restricted stock units and performance restricted stock units under OfficeMax’s

2003 Incentive and Performance Plan (referred to in this joint proxy statement/prospectus as the “OfficeMax Plan”). Under the merger agreement, performance restricted stock units granted under the OfficeMax Plan will be converted in the transactions into time vesting awards which will vest at the target level of performance, subject to the holder’s continued employment, upon the vesting date or dates previously applicable to the performance award. The awards granted under the OfficeMax Plan also have terms which provide that in the event of the executive’s qualifying termination (as defined in the executive’s change in control agreement described below) during the two year period following the completion of the transactions, any award, to the extent then outstanding and unvested, will become fully vested.

•

Change in Control Termination Benefits. All of OfficeMax’s executive officers have change in control agreements that formalize their severance benefits if the officer is terminated under the circumstances discussed below on or after a change in control of OfficeMax (which will occur upon the completion of the proposed transactions). Generally, under the change in control agreements, an executive officer will receive the benefits provided under the agreement if a change in control occurs, and after the change in control the officer’s employment is terminated and the termination is a qualifying termination, as defined in the change in control agreement. The principal benefits under the change in control agreements upon a qualifying termination include: (i) the officer’s salary through the termination date; (ii) severance pay equal to a multiple (two times for each executive officer other than Mr. Hartley and Ms. O’Connor) of the sum of the officer’s annual base salary and “target bonus;” and pay for accrued but unused time off. For certain officers, OfficeMax will gross-up the officer’s total payments under the agreement to cover any excise and other applicable taxes imposed by the Internal Revenue Service as a result of such payments. The agreements also contain provisions allowing the officer to continue to participate in OfficeMax’s benefit plans or to receive cash at OfficeMax’s discretion in lieu of participating, with the duration and cost of this arrangement differing depending on title.

For a more detailed description, see “The Transactions—Interests of Certain OfficeMax Persons in the Transactions” beginning on page 124.

Board of Directors and Management of the Combined Company Following Completion of the Transactions (see page 129)

The merger agreement contains certain provisions relating to the governance of Office Depot following completion of the transactions (referred to in this joint proxy statement/prospectus as the “combined company”), which reflect the merger of equals structure of the proposed business combination. Completion of the transactions is subject to the conditions described under “—Conditions to Completion of the Transactions” beginning on page 21, including the adoption by Office Depot, effective as of the effective time of the second merger, of the amended and restated bylaws in the form included as Annex B in this joint proxy statement/prospectus (referred to in this joint proxy statement/prospectus as the “amended and restated bylaws” or the “Office Depot amended and restated bylaws”) to implement certain governance matters for a four-year period following completion of the transactions.

The board of directors of the combined company and its committees will have equal representation from both parties as of the closing. As of the closing, the then-current chief executive officers of both parties will be appointed as co-chief executive officers of the combined company, unless and until a successor has been appointed as the sole chief executive officer of the combined company (referred to in this joint proxy statement/prospectus as the “successor CEO”). A selection committee consisting of an equal number of independent directors of each party will identify successor CEO candidates. Office Depot has designated Nigel Travis, Marsha J. Evans and Thomas J. Colligan and OfficeMax has designated V. James Marino, Rakesh Gangwal and Francesca Ruiz de Luzuriaga as members of the selection committee with Messrs. Travis and Marino serving as co-chairpersons. The selection committee will also consider the then-current chief executive officers of both parties as successor CEO candidates. In addition, as of the closing, the officers for the combined company will be appointed by the newly constituted board of directors from among the officers of both parties.

The combined company’s name and headquarters location will be determined by the newly constituted board of directors, taking into consideration the recommendation of the successor CEO after his or her appointment. If such matters have not been determined prior to the completion of the transactions, the combined company will have dual headquarters in Naperville, Illinois and Boca Raton, Florida, and the businesses of each party will continue to operate under their existing names, in each case until otherwise so determined.

For a more complete description of the provisions of the merger agreement and the amended and restated bylaws related to the governance of the combined company, see “The Transactions—Board of Directors and Management of the Combined Company Following Completion of the Transactions” on page 129 and “The Merger Agreement—Governance of the Combined Company Following Completion of the Transactions” on page 159.

Material U.S. Federal Income Tax Consequences of the Transactions (see page 130)

Each of the first merger and the LLC conversion, taken together, and the second merger and the third merger, taken together, are intended to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (referred to in this joint proxy statement/prospectus as the “Code”).

The obligations of Office Depot and OfficeMax to consummate the transactions are subject to the receipt by Office Depot and OfficeMax of the opinions of their respective counsel to the effect that, on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing as of the closing date, each of the first merger and the LLC conversion, taken together, and the second merger and the third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

If the transactions so qualify, then a U.S. Holder of OfficeMax common stock generally will not recognize any gain or loss on the conversion of such holder’s OfficeMax common stock into New OfficeMax common stock in the first merger, and a U.S. Holder of New OfficeMax common stock who receives shares of Office Depot common stock in the second merger generally will not recognize gain or loss on the exchange of such holder’s New OfficeMax common stock for Office Depot common stock (other than gain or loss with respect to cash received in lieu of a fractional share).

The tax consequences of the transactions to each OfficeMax stockholder may depend on such holder’s particular facts and circumstances. OfficeMax stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. A more detailed discussion of the material U.S. federal income tax consequences of the transactions can be found in the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page 130.

Accounting Treatment of the Transactions (see page 133)

Although the parties have structured the transactions as a merger of equals, accounting principles generally accepted in the United States of America, referred to in this joint proxy statement/prospectus as “GAAP,” require that one party to the transactions be identified as the acquirer. Based on a number of factors viewed as of the date of this joint proxy statement/prospectus, including the relative voting rights of former Office Depot stockholders in the combined entity anticipated to exist upon the completion of the combination, the transactions are expected to be accounted for as a business combination, with Office Depot as the accounting acquirer and OfficeMax as the accounting acquiree. The final consideration will be allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed from OfficeMax based on their respective fair values as of the completion of the transactions. Any consideration above or below those fair values will be recorded as goodwill or gain, respectively.

The allocation of consideration reflected in the unaudited pro forma condensed consolidated financial statements included in this joint proxy statement/prospectus is based on preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The final allocation will be based in part on detailed valuation studies which have not yet been completed. Differences between preliminary estimates in the unaudited pro forma condensed consolidated financial statements and the final acquisition accounting will occur and could have a material impact on the combined company’s future results of operations and financial position. The final allocation is expected to be completed no later than twelve months following the closing of the transactions.

Regulatory Approvals Required to Complete the Transactions (see page 134)

OfficeMax and Office Depot have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions and the other transactions contemplated by the merger agreement. The obligations of Office Depot and OfficeMax to consummate the transactions are subject to, among other matters, termination or earlier expiration of any waiting period applicable to the transactions and the other transactions contemplated by the merger agreement and receipt of any approvals, consents or clearances required in connection with the transactions and the other transactions contemplated by the merger agreement, in each case, under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to in this joint proxy statement/prospectus as the “HSR Act”), the Mexican Federal Law on Economic Competition (referred to in this joint proxy statement/prospectus as the “FLEC”) and the Competition Act (Canada) (referred to in this joint proxy statement/prospectus as the “CAC”).

On March 7, 2013, Office Depot and OfficeMax filed Notification and Report Forms with the Antitrust Division of the U.S. Department of Justice (referred to in this joint proxy statement/prospectus as the “Antitrust Division”) and the Federal Trade Commission (referred to in this joint proxy statement/prospectus as the “FTC”). On April 8, 2013, the parties received a Request for Additional Information and Documentary Materials (referred to in this joint proxy statement/prospectus as a “second request”) from the FTC regarding the proposed transactions. The effect of the second request was to extend the waiting period imposed by the HSR Act until 30 days after each party has substantially complied with the second request, unless that period is terminated sooner by the FTC. The parties will work to promptly respond to the second request and continue to work cooperatively with the FTC in connection with this review.

Office Depot and OfficeMax intend to file their respective notices and an application for an advance ruling certificate with the Canadian Competition Bureau under the CAC in respect of the transactions as soon as reasonably practicable. The parties also intend to notify the Mexican Federal Competition Commission (referred to in this joint proxy statement/prospectus as the “MFCC”) under the FLEC as soon as reasonably practicable. See also the sections entitled “The Transactions—Regulatory Approvals” beginning on page 134 and “The Merger Agreement—Efforts to Complete the Transactions” beginning on page 150.

Treatment of OfficeMax Stock Options and OfficeMax Stock-Based Awards (see page 136)

In connection with the first merger, each of OfficeMax and New OfficeMax will take all actions as may be necessary so that at the effective time of the first merger, each OfficeMax stock option and each other OfficeMax stock-based award will, automatically and without any action on behalf of the holder thereof, be converted into a stock option or award, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of New OfficeMax.

In connection with the second merger, each outstanding New OfficeMax stock option will be converted into an option to purchase, on the same terms and conditions as the New OfficeMax stock option, a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock subject to the New OfficeMax stock option multiplied by the exchange ratio, at an exercise price per share of Office Depot common stock equal to the exercise price per share of New OfficeMax common stock subject to the New OfficeMax stock option divided by the exchange ratio. Each other New OfficeMax stock-based award will be converted as a result of the second merger into an award, on the same terms and conditions as the New OfficeMax stock-based award, with respect to a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock underlying such New OfficeMax stock-based award multiplied by the exchange ratio, except that any then outstanding New OfficeMax stock-based awards that vest based on the attainment of performance goals with a performance period that has not completed prior to the closing will be converted into time-based awards that will vest at target levels at the originally scheduled vesting date, subject to any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the 2003 OfficeMax Incentive and Performance Plan. Prior to the effective time of the second merger, OfficeMax, Office Depot and their respective boards of directors and compensation committees, as applicable, will take all actions necessary to effectuate the conversion of New OfficeMax stock options and other stock-based awards as described in this paragraph.

Treatment of OfficeMax Series D Preferred Stock (see page 137)

Prior to the closing of the transactions, OfficeMax will redeem each issued and outstanding share of its Convertible Preferred Stock, Series D (referred to in this joint proxy statement/prospectus as the “OfficeMax Series D preferred stock”) for shares of OfficeMax common stock in accordance with the terms governing the OfficeMax Series D preferred stock. The shares of OfficeMax common stock issued upon such redemption will then be converted at the effective time of the second merger into the right to receive shares of Office Depot common stock based on the exchange ratio, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

Treatment of Office Depot Convertible Preferred Stock; Agreements with BC Partners (see page 137)

Under the voting agreement described above under “Office Depot Special Meeting,” Office Depot, OfficeMax and BC Partners agreed that, effective as of immediately following the receipt of (i) the requisite Office Depot stockholder approval in connection with the transactions and (ii) the consent of the lenders under Office Depot’s Amended and Restated Credit Agreement, dated May 25, 2011 (referred to in this joint proxy statement/prospectus as the “amended credit agreement”), 175,000 shares of the Office Depot convertible preferred stock held by BC Partners will be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. In addition, upon satisfaction or waiver of the closing conditions under the merger agreement and following receipt by Office Depot of the consent of the lenders under the amended credit agreement, all remaining shares of the Office Depot convertible preferred stock then held by BC Partners will, effective as of immediately prior to completion of the transactions, be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. As of December 29, 2012, the applicable redemption price for all of the shares of Office Depot convertible preferred stock would have been approximately $435 million.

In addition, BC Partners may not, at any time following receipt of the requisite Office Depot stockholder approval in connection with the transactions and prior to the redemption of the Office Depot convertible preferred stock, convert their Office Depot convertible preferred stock into Office Depot common stock if such conversion would result in the ownership by BC Partners of 5% or more of the undiluted Office Depot common stock expected to be outstanding immediately following completion of the transactions (referred to in this joint proxy statement/prospectus as the “ownership cap”), unless BC Partners have a good faith intention to sell an amount of Office Depot common stock such that their aggregate ownership of Office Depot common stock immediately following completion of the transactions will be less than the ownership cap (such amount of Office Depot common stock equal to, or in excess of, the ownership cap, being referred to in this joint proxy statement/prospectus as the “excess amount”) and have entered into sale agreements or made other arrangements with respect to such sale. If BC Partners are not able to sell the excess amount prior to completion of the transactions, Office Depot will, upon receipt of the required lender consent under the amended credit agreement, repurchase from BC Partners, and BC Partners will be required to sell to Office Depot, at a price per share of Office Depot common stock reported at the close of the NYSE on the trading date immediately prior to the date of completion of the transactions, a number of shares of Office Depot common stock equal to the excess amount.

The obligations of OfficeMax to consummate the transactions are subject to the completion of the transactions contemplated by the voting agreement. As a result, if the Office Depot convertible preferred stock is not redeemed or any excess amount of Office Depot common stock is not repurchased as provided for in the voting agreement, the transactions may not be completed.

On March 4, 2013, Office Depot entered into the Second Amendment (referred to in this joint proxy statement/prospectus as the “second amendment”) to the amended credit agreement with the lenders party to the amended credit agreement. The second amendment provides Office Depot the ability to make payments to BC Partners to redeem all of the Office Depot convertible preferred stock and to repurchase certain amounts of Office Depot common stock held by BC Partners, in each case as required by the voting agreement.

In connection with the voting agreement, Office Depot and BC Partners also entered into a termination agreement (referred to in this joint proxy statement/prospectus as the “termination agreement”), pursuant to which the Investor Rights Agreement, dated June 23, 2009, between Office Depot and BC Partners and the related management rights letter will automatically terminate effective as of the completion of the transactions.

Listing of Office Depot Common Stock; Delisting of OfficeMax Common Stock (see page 139)

It is a condition to the consummation of the transactions that the shares of Office Depot common stock to be issued to OfficeMax stockholders in the second merger be authorized for listing on the NYSE, subject to official notice of issuance. As a result of the transactions, shares of OfficeMax common stock currently listed on the NYSE will cease to be listed on the NYSE.

Appraisal Rights (see page 139)

Under Delaware law, holders of OfficeMax stock are not entitled to appraisal rights in connection with the first merger or the second merger. Because Office Depot is not a constituent corporation to any of the first merger, the second merger or the third merger, and Office Depot stockholders will continue to hold their shares of Office Depot common stock, Office Depot stockholders will not be entitled to appraisal rights in connection with the transactions.

Litigation Related to the Transactions (see page 139)

In connection with the transactions, purported stockholders of OfficeMax have filed putative stockholder class action lawsuits against OfficeMax, Office Depot and the OfficeMax board of directors, among others. The lawsuits generally allege, among other things, that the directors of OfficeMax breached their fiduciary duties to OfficeMax stockholders in connection with the transactions. The lawsuits further allege that OfficeMax and Office Depot, among others, aided and abetted the OfficeMax directors in the breach of their fiduciary duties. The lawsuits seek injunctive relief enjoining the transactions, damages and costs, among other remedies.

These lawsuits are at a preliminary stage. OfficeMax, Office Depot and the OfficeMax board of directors believe that these lawsuits are without merit and intend to defend against them vigorously.

No Solicitation of Acquisition Proposals (see page 145)

In the merger agreement, Office Depot and OfficeMax agreed not to solicit proposals relating to certain alternative transactions or, except as described below, engage in discussions or negotiations with respect to, or provide nonpublic information to any person in connection with, any proposal for an alternative transaction. If Office Depot or OfficeMax, as the case may be, receives a written unsolicited bona fide proposal relating to an alternative transaction that its respective board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a superior proposal or could reasonably be expected to result in a superior proposal, then Office Depot or OfficeMax, as applicable, may, subject to certain conditions, furnish nonpublic information to the third party making the proposal for an alternative transaction and engage in discussions or negotiations with the third party with respect to the proposal for an alternative transaction.

Conditions to Completion of the Transactions (see page 142)

The obligations of Office Depot and OfficeMax to consummate the transactions are subject to the satisfaction of the following conditions:

•

adoption of the merger agreement and approval of the first merger and the second merger by the affirmative vote of holders of a majority of the outstanding shares of OfficeMax common stock and OfficeMax Series D preferred stock entitled to vote at the special meeting of OfficeMax stockholders, voting as a single class;

•

approval of the Office Depot share issuance by the affirmative vote of a majority of the votes cast by holders of shares of Office Depot common stock and Office Depot convertible preferred stock, provided that the total votes cast represent over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and shares of Office Depot common stock;

•

expiration or earlier termination of any waiting period (and any extension thereof) applicable to the transactions and the other transactions contemplated by the merger agreement, and receipt of any approvals, consents or clearances required in connection with the transactions and the other transactions contemplated by the merger agreement, in each case, under the HSR Act, the CAC and the FLEC;

•

expiration or termination of any agreement entered into with a governmental authority under any antitrust laws, which provides that the parties to the merger agreement will not consummate the transactions and the other transactions contemplated by the merger agreement;

•

absence of any judgment, injunction, order or decree of a competent United States federal or state governmental authority prohibiting or enjoining the consummation of the transactions and the other transactions contemplated by the merger agreement;

•

effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and the absence of any stop order or similar restraining order by the SEC suspending the effectiveness of the registration statement; and

•	approval for listing on the NYSE of the shares of Office Depot common stock to be issued to OfficeMax stockholders in connection with the second merger, subject to official notice of issuance.

In addition, each of Office Depot’s and OfficeMax’s obligations to consummate the transactions are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of the other party (other than the representations relating to the capitalization of such other party and its subsidiaries that are parties to the merger agreement and the absence of an event having a material adverse effect on such other party between September 29, 2012 and the date of the merger agreement) that are qualified by a “material adverse effect” qualification being true and correct as so qualified as of the date of the merger agreement and as of the closing (other than those representations and warranties of this type that were made only as of a specified date or period, which need only be true and correct as so qualified as of such date or period);

•

the representations and warranties of the other party (other than the representations relating to the capitalization of such other party and its subsidiaries that are parties to the merger agreement and the absence of an event having a material adverse effect on such other party between September 29, 2012 and the date of the merger agreement) that are not qualified by a “material adverse effect” qualification being true and correct as of the date of the merger agreement and as of the closing (other than those representations and warranties of this type that were made only as of a specified date or period, which need only be true and correct as of such date or period) except for such failures to be true and correct as would not have, in the aggregate, a material adverse effect on such other party;

•

the representations and warranties of the other party relating to the capitalization of such other party and its subsidiaries that are parties to the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing, other than with respect to issuances permitted under the merger agreement (other than those representations and warranties of this type that were made only as of a specified date or period, which need only be true and correct in all material respects as of such date or period);

•

the representations and warranties of the other party relating to the absence of an event having a material adverse effect on such other party between September 29, 2012 and the date of the merger agreement being true and correct as of such period;

•	the absence of any events that have or would have a material adverse effect on the other party since the date of the merger agreement;

•	the other party having performed and complied in all material respects with its obligations and agreements under the merger agreement at or prior to the closing;

•

receipt of a certificate, dated as of the closing date, from the other party, signed on the other party’s behalf by such other party’s chief executive officer and chief financial officer to the effect that the conditions described under the preceding six bullet points have been satisfied; and

•

receipt of a written tax opinion, dated as of the closing date, from each party’s counsel to the effect that (i) the first merger and the LLC conversion, taken together, and (ii) the second merger and the third merger, taken together, will qualify, for United States federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, the obligations of OfficeMax to consummate the transactions are also subject to the satisfaction or waiver of the following additional conditions:

•

the adoption by Office Depot, effective as of the effective time of the second merger, of the amended and restated bylaws included as Annex B in this joint proxy statement/prospectus that will include certain governance matters applicable to the combined company following completion of the transactions; and

•	the transactions contemplated by the voting agreement with BC Partners have been consummated, and the agreements with BC Partners will be in full force and effect.

Termination of the Merger Agreement (see page 152)

The merger agreement may be terminated and the transactions may be abandoned at any time prior to the closing date under the following circumstances:

•	by mutual written consent of Office Depot and OfficeMax;

•	by either Office Depot or OfficeMax:

•

if there is any law or regulation that makes consummation of the transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent United States federal or state governmental authority enjoining Office Depot or OfficeMax from consummating the transactions has become final and nonappealable (the party seeking to terminate the merger agreement must, however, have used its reasonable best efforts to render inapplicable such law or regulation or remove such judgment, injunction, order or decree);

•

if the transactions have not been consummated by December 31, 2013 (referred to in this joint proxy statement/prospectus as the “end date”), except that, if, on December 31, 2013, the only conditions to closing that have not been satisfied or waived are those related to antitrust approvals, consents or clearances or an outstanding judgment, injunction, order or decree of a competent United States federal or state governmental authority prohibiting or enjoining the transactions, then the end date will be automatically extended without further action of the parties to (including) April 30, 2014 (this termination right, however, will not be available to any party whose failure to perform any covenant or obligation under the merger agreement has been the cause of or resulted in the failure of the transactions to occur on or before the end date, as extended);

•	if the OfficeMax stockholders fail to adopt the merger agreement and to approve the first merger and the second merger at the special meeting of OfficeMax stockholders;

•	if the Office Depot stockholders fail to approve the Office Depot share issuance at the special meeting of Office Depot stockholders; or

•

if there has been a material breach by the other party of any of its representations, warranties, covenants or agreements contained in the merger agreement or if any event has occurred, which breach or event results in the failure of certain conditions to the obligations of a party to consummate the transactions described under “—Conditions to Completion of the Transactions” on page 21 to be satisfied on or prior to the end date, and such breach or event is not capable of being cured or has not been cured within 30 business days after detailed written notice has been received by such other party;

•

by either party, if, prior to obtaining the requisite approval of the other party’s stockholders, (i) the other party’s board of directors withdraws, modifies or qualifies, in a manner adverse to such party, its recommendation with respect to the transactions or (ii) after the date of the merger agreement an acquisition proposal with respect to the other party was announced or disclosed and such other party’s board of directors fails to affirm its recommendation with respect to the transactions within ten business days after receipt of a written request to do so; and

•

by either party, at any time prior to obtaining the requisite approval of its stockholders, in order to enter into a definitive written agreement with respect to a superior proposal it received in accordance with the merger agreement.

Expenses and Termination Fee Relating to the Transactions (see page 153)

Generally, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the exceptions described under “The Merger Agreement—Expenses and Termination Fee” on page 153. In addition, if it is judicially determined that the termination of the merger agreement was caused by a willful or intentional breach of the merger agreement, then, in addition to other remedies for a willful or intentional breach of the merger agreement, the breaching party will indemnify and hold harmless the other parties to the merger agreement for their respective reasonable out-of-pocket costs, fees and expenses as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and stockholders’ meetings and consents, except that, upon payment of the full termination fee, the breaching party will no longer be required to so indemnify or hold harmless the other parties.

Upon termination of the merger agreement, Office Depot or OfficeMax, as the case may be, will under certain circumstances be required to pay the other party or its designee a termination fee of $30 million in cash (referred to in this joint proxy statement/prospectus as the “termination fee”). See “The Merger Agreement—Expenses and Termination Fee” on page 153 for a more complete description of the circumstances under which Office Depot or OfficeMax may be required to pay the other party the termination fee.

Comparison of Rights of Common Stockholders of Office Depot and OfficeMax (see page 187)

OfficeMax stockholders receiving shares of Office Depot common stock in the second merger will have different rights once they become stockholders of the combined company due to differences between the governing corporate documents of OfficeMax and the proposed governing corporate documents of the combined company. These differences are described in more detail under “Comparison of Rights of Common Stockholders of Office Depot and OfficeMax” beginning on page on page 187.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of Office Depot

The following selected historical consolidated financial data of Office Depot for each of the years during the three-year period ended December 29, 2012 and the selected historical consolidated balance sheet data as of December 29, 2012 and December 31, 2011 have been derived from Office Depot’s audited consolidated financial statements as of and for the fiscal year ended December 29, 2012 contained in its Annual Report on Form 10-K for the year ended December 29, 2012 filed with the SEC on February 20, 2013, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data for each of the years ended December 26, 2009 and December 27, 2008 and the selected balance sheet data as of December 25, 2010, December 26, 2009 and December 27, 2008 have been derived from Office Depot’s audited consolidated financial statements as of and for such years contained in Office Depot’s other reports filed with the SEC, which are not incorporated by reference into this joint proxy statement/prospectus.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Office Depot or the combined company following completion of the transactions, and you should read the following information together with Office Depot’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012, which is incorporated by reference into this joint proxy statement/prospectus, and in Office Depot’s other reports filed with the SEC. For more information, see the section entitled “Where You Can Find More Information” beginning on page 213.

	December 29, 2012	December 31, 2011(1)	December 25, 2010	December 26, 2009	December 27, 2008
	(In thousands, except per share amounts and statistical data)
Statements of Operations Data:
Sales	$10,695,652	$11,489,533	$11,633,094	$12,144,467	$14,495,544
Net earnings (loss)(2)(3)(4)(5)(6)	$(77,120)	$95,691	$(46,205)	$(598,724)	$(1,481,003)
Net earnings (loss) attributable to Office Depot(2)(3)(4)(5)(6)	$(77,111)	$95,694	$(44,623)	$(596,465)	$(1,478,938)
Net earnings (loss) available to common shareholders(2)(3)(4)(5)(6)	$(110,045)	$59,989	$(81,736)	$(626,971)	$(1,478,938)
Net earnings (loss) per share:
Basic	$(0.39)	$0.22	$(0.30)	$(2.30)	$(5.42)
Diluted	$(0.39)	$0.22	$(0.30)	$(2.30)	$(5.42)
Statistical Data:
Facilities open at end of period:
United States(7):
Office supply stores	1,112	1,131	1,147	1,152	1,267
Distribution centers	13	13	13	15	20
Crossdock facilities	2	2	3	6	12
International(8):
Office supply stores	123	131	97	137	162
Distribution centers	23	27	26	39	43
Call centers	21	22	25	29	27
Total square footage—North American Retail Division	25,518,027	26,556,126	27,559,184	28,109,844	30,672,862
Percentage of sales by segment:
North American Retail Division	41.7%	42.4%	42.7%	42.1%	42.2%
North American Business Solutions Division	30.0%	28.4%	28.3%	28.7%	28.6%
International Division	28.3%	29.2%	29.0%	29.2%	29.2%

	December 29, 2012	December 31, 2011(1)	December 25, 2010	December 26, 2009	December 27, 2008
	(In thousands, except per share amounts and statistical data)
Balance Sheet Data:
Total assets	$4,010,779	$4,250,984	$4,569,437	$4,890,346	$5,268,226
Long-term debt, excluding current maturities	485,331	648,313	659,820	662,740	688,788
Redeemable preferred stock, net	386,401	363,636	355,979	355,308	—

(1)	Includes 53 weeks in accordance with Office Depot’s 52—53 week reporting convention.
(2)	Fiscal year 2012 Net earnings (loss), Net earnings attributable to Office Depot, and Net earnings available to holders of Office Depot common stock include approximately $139 million of asset impairment charges, $63 million net gain on purchase price recovery and $56 million of charges related to closure costs and process improvement activity.
(3)	Fiscal year 2011 Net earnings (loss), Net earnings attributable to Office Depot, and Net earnings available to holders of Office Depot common stock includes approximately $58 million of charges relating to facility closure and process improvement activity. In addition, approximately $123 million of tax and interest benefits were recognized associated with settlements and removal of contingencies and valuation allowances.
(4)	Fiscal year 2010 Net earnings (loss), Net loss attributable to Office Depot, and Net loss available to holders of Office Depot common stock include charges of approximately $87 million, including approximately $51 million for the write-off of Construction in Progress related to developed software. In addition, tax benefits and interest reversals of approximately $41 million were recognized from settlements.
(5)	Fiscal year 2009 Net earnings (loss), Net loss attributable to Office Depot, and Net loss available to holders of Office Depot common stock include charges of approximately $253 million relating to facility closures and other items and approximately $322 million to establish valuation allowances on certain deferred tax assets.
(6)	Fiscal year 2008 Net loss attributable to Office Depot, and Net loss available to holders of Office Depot common stock include impairment charges for goodwill and trade names of $1.27 billion and other asset impairment charges of $222 million.
(7)	Facilities of wholly-owned entities operated by Office Depot in the United States.
(8)	Facilities of wholly-owned or majority-owned entities operated by Office Depot’s International Division.

Selected Historical Consolidated Financial Data of OfficeMax

The following selected historical consolidated financial data of OfficeMax for each of the years during the three-year period ended December 29, 2012 and the selected historical consolidated balance sheet data as of December 29, 2012 and December 31, 2011 have been derived from OfficeMax’s audited consolidated financial statements as of and for the fiscal year ended December 29, 2012 contained in its Annual Report on Form 10-K for the year ended December 29, 2012 filed with the SEC on February 25, 2013, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data for each of the years ended December 26, 2009 and December 27, 2008 and the selected balance sheet data as of December 25, 2010, December 26, 2009 and December 27, 2008 have been derived from OfficeMax’s audited consolidated financial statements as of and for such years contained in OfficeMax’s other reports filed with the SEC, which are not incorporated by reference into this joint proxy statement/prospectus.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of OfficeMax or the combined company following completion of the transactions, and you should read the following information together with OfficeMax’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, which is incorporated by reference into this joint proxy statement/prospectus, and in OfficeMax’s other reports filed with the SEC. For more information, see the section entitled “Where You Can Find More Information” beginning on page 213.

	December 29, 2012(1)	December 31, 2011(2)	December 25, 2010(3)	December 26, 2009(4)	December 27, 2008(5)
	(millions, except per-share amounts)
Assets:
Current assets	$1,984	$1,939	$2,014	$2,021	$1,855
Property and equipment, net	352	365	397	422	491
Timber notes receivable	818	899	899	899	899
Other	630	866	769	728	929
Total assets	$3,784	$4,069	$4,079	$4,070	$4,174
Liabilities and shareholders’ equity:
Current liabilities	$1,057	$1,013	$1,044	$1,092	$1,184
Long-term debt, less current portion	226	229	270	275	290
Non-recourse debt	735	1,470	1,470	1,470	1,470
Other	687	756	645	702	918
Noncontrolling interest	45	32	49	28	22
OfficeMax shareholders’ equity—preferred stock	27	29	31	36	43
OfficeMax shareholders’ equity—other	1,007	540	570	467	247
Total liabilities and shareholders’ equity	$3,784	$4,069	$4,079	$4,070	$4,174
Net sales	$6,920	$7,121	$7,150	$7,212	$8,267
Net income (loss) attributable to OfficeMax and noncontrolling interest	$421	$38	$74	$(1)	$(1,666)
Joint venture results attributable to noncontrolling interest	(4)	(3)	(3)	2	8
Net income (loss) attributable to OfficeMax	$417	$35	$71	$1	$(1,658)
Preferred dividends	(2)	(2)	(2)	(3)	(4)
Net income (loss) available to OfficeMax common shareholders	$415	$33	$69	$(2)	$(1,662)
Basic net income (loss) per common share	$4.79	$0.38	$0.81	$(0.03)	$(21.90)
Diluted net income (loss) per common share	$4.74	$0.38	$0.79	$(0.03)	$(21.90)
Cash dividends declared per common share	$0.06	$—	$—	$—	$0.45

(1)	2012 included the following pre-tax items: (i) $11.4 million charge for impairment of fixed assets associated with certain of OfficeMax’s retail stores. OfficeMax’s minority partner’s share of this charge of $0.4 million is included in joint venture results attributable to non-controlling interest; (ii) $56.4 million charge for accelerated pension expense related to participant settlements; (iii) $41.0 million charge for costs related to retail store closures in the U.S.; (iv) $6.2 million charge for severance and other costs; and (v) $670.8 million gain related to an agreement that legally extinguished OfficeMax’s non-recourse debt guaranteed by Lehman Brothers Holdings, Inc.
(2)	2011 included the following pre-tax items: (i) $14.9 million charge for severance and other costs; (ii) $11.2 million charge for impairment of fixed assets associated with certain of OfficeMax’s retail stores in the U.S.; and (iii) $5.6 million charge for costs related to retail store closures in the U.S.
(3)

2010 included the following pre-tax items: (i) $11.0 million charge for impairment of fixed assets associated with certain of OfficeMax’s retail stores in the U.S.; (ii) $13.1 million charge for costs related to retail store closures in the U.S., partially offset by a $0.6 million severance reserve adjustment; and (iii) $9.4 million favorable adjustment of a reserve associated with OfficeMax’s legacy building materials manufacturing facility near Elma, Washington due to the sale of the facility’s equipment and the termination of the lease.
(4)	2009 included the following items: (i) $17.6 million pre-tax charge for impairment of fixed assets associated with certain of OfficeMax’s retail stores in the U.S. and Mexico; OfficeMax’s minority partner’s share of this charge of $1.2 million is included in joint venture results attributable to non-controlling interest; (ii) $31.2 million pre-tax charge for costs related to retail store closures in the U.S. and Mexico. OfficeMax’s minority partner’s share of this charge of $0.5 million is included in joint venture results attributable to non-controlling interest; (iii) $18.1 million pre-tax charge for severance and other costs; (iv) $4.4 million pre-tax gain related to interest earned on a tax escrow balance established in a prior period in connection with OfficeMax’s legacy Voyageur Panel business; (v) $2.6 million pre-tax gain related to OfficeMax’s investment in Boise Cascade Holdings, L.L.C.; and (v) $14.9 million of income tax benefit from the release of a tax uncertainty reserve upon resolution of an issue under IRS appeal regarding the deductibility of interest on certain of OfficeMax’s industrial revenue bonds.
(5)	2008 included the following pre-tax items: (i) $1,364.4 million charge for impairment of goodwill, trade names and fixed assets. OfficeMax’s minority partner’s share of this charge of $6.5 million is included in joint venture results attributable to non-controlling interest; (ii) $735.8 million charge for non-cash impairment of the timber installment note receivable due from Lehman Brothers Holdings, Inc. and $20.4 million of related interest expense; (iii) $27.9 million charge for severance and costs associated with the termination of certain store and site leases; and (iv) $20.5 million gain related to OfficeMax’s investment in Boise Cascade Holdings, L.L.C., primarily attributable to the sale of a majority interest in its paper and packaging and newsprint businesses.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed consolidated balance sheet data gives effect to the proposed transactions as if they had occurred on December 29, 2012 while the unaudited pro forma condensed combined statement of operations data for the year ended December 29, 2012 is presented as if the transactions had been consummated on January 1, 2012.

The following selected unaudited pro forma condensed combined consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s condensed consolidated financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 35. The following selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 165.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet Data

As of December 29, 2012

(in thousands)

	Historical Office Depot	Historical OfficeMax	Pro Forma Adjustments	Pro Forma Combined
Total assets	$4,010,779	$3,784,315	$(384,382)	$7,410,712
Long-term debt, net of current maturities	485,331	225,962	(6,763)	704,530
Non-recourse debt	—	735,000	168,912	903,912
Total liabilities	2,962,830	2,705,325	(64,801)	5,603,354
Total equity	661,548	1,034,373	66,820	1,762,741
Total liabilities and equity	$4,010,779	$3,784,315	$(384,382)	$7,410,712

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations Data

For the Year Ended December 29, 2012

(in thousands, except per share amounts)

	Historical Office Depot	Historical OfficeMax	Pro Forma Adjustments	Pro Forma Combined
Sales	$10,695,652	$6,920,384	$23,547	$17,639,583
Operating income (loss)	(30,841)	24,278	14,982	8,419
Net earnings (loss) attributable to common stockholders	$(110,045)	$414,694	$45,459	$350,108
Net earnings (loss) per share:
Basic	$(0.39)	$4.79		$0.67
Diluted	$(0.39)	$4.74		$0.66

UNAUDITED COMPARATIVE PER SHARE INFORMATION

The following table summarizes unaudited per share data for (i) Office Depot and OfficeMax on a historical basis for the year ended December 29, 2012, (ii) Office Depot on a pro forma combined basis giving effect to the transactions and (iii) OfficeMax on a pro forma equivalent basis based on the exchange ratio of 2.69 shares of Office Depot common stock for each share of OfficeMax common stock. It has been assumed for purposes of the pro forma combined financial information provided below that the transactions were completed on January 1, 2012 for earnings per share purposes and on December 29, 2012 for book value per share purposes. The historical earnings per share information should be read in conjunction with the audited annual historical consolidated financial statements and notes thereto of Office Depot and OfficeMax incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 213. The unaudited pro forma combined earnings per share information is derived from, and should be read in conjunction with, the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 165. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

	Office Depot		OfficeMax
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent(1)
Year Ended December 29, 2012
Basic earnings (loss) per share(2)	$(0.39)	$0.67	$4.79	$1.81
Diluted earnings (loss) per share(2)	$(0.39)	$0.66	$4.74	$1.78
Book value per share(3)	$2.31	$3.34	$11.91	$9.00

(1)	The pro forma equivalent share amounts were calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 2.69 shares of Office Depot common stock per share of OfficeMax common stock. This information shows how each share of OfficeMax common stock would have participated in the combined company’s earnings (loss) from continuing operations and book value if the transactions had been completed on the relevant dates.
(2)	The pro forma earnings (loss) per share of the combined company are calculated by dividing the pro forma income (loss) by the pro forma weighted average number of shares outstanding.
(3)	Historical book value per share is computed by dividing total stockholders’ equity by the number of shares of Office Depot common stock or OfficeMax common stock, as applicable, outstanding as of December 29, 2012. Pro forma combined book value per share is computed by dividing pro forma common stockholders’ equity by the pro forma number of shares of Office Depot common stock that would have been outstanding as of December 29, 2012.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Stock Prices

Office Depot’s common stock is listed on the NYSE under the symbol “ODP.” OfficeMax’s common stock is listed on the NYSE under the symbol “OMX.” The following table sets forth the closing sales prices per share of Office Depot common stock and OfficeMax common stock, on an actual and equivalent per share basis, on the NYSE on the following dates:

•	February 15, 2013, the last full trading day before the publication of press reports regarding a potential merger,

•	February 19, 2013, the last full trading day before the public announcement of the merger, and

•	[—], the last trading day for which this information could be calculated before the date of this joint proxy statement/prospectus.

	Office Depot Common Stock		OfficeMax Common Stock		Office Depot Equivalent Per Share(1)
February 15, 2013		$4.59		$10.75		$12.35
February 19, 2013		$5.02		$13.00		$13.50
[—]	$	[—]	$	[—]	$	[—]

(1)	The equivalent per share data for Office Depot common stock has been determined by multiplying the market price of one share of Office Depot common stock on each of the dates by the exchange ratio of 2.69.

The following table sets forth, for the periods indicated, the high and low sales prices per share of Office Depot common stock and OfficeMax common stock as reported on the NYSE.

Office Depot Common Stock

	Office Depot
	Price Range
	High		Low		Cash Dividends
Fiscal Year ending December 28, 2013
Second Quarter (through [—], 2013)	$	[—]	$	[—]
First Quarter		$5.02		$3.28
Fiscal Year ended December 29, 2012
Fourth Quarter		$3.62		$2.24
Third Quarter		$2.85		$1.51
Second Quarter		$3.50		$1.98
First Quarter		$3.81		$2.08
Fiscal Year ended December 31, 2011
Fourth Quarter		$2.58		$1.80
Third Quarter		$4.42		$2.05
Second Quarter		$4.74		$3.33
First Quarter		$6.10		$4.77

OfficeMax Common Stock

	OfficeMax
	Price Range
	High		Low		Cash Dividends
Fiscal Year ending December 28, 2013
Second Quarter (through [—], 2013)	$	[—]	$	[—]
First Quarter		$13.00		$9.58	$0.02
Fiscal Year ended December 29, 2012
Fourth Quarter		$10.62		$7.04	$0.02
Third Quarter		$8.33		$4.20	$0.02
Second Quarter		$5.95		$4.10
First Quarter		$6.33		$4.46
Fiscal Year ended December 31, 2011
Fourth Quarter		$5.93		$3.90
Third Quarter		$8.82		$4.46
Second Quarter		$14.36		$6.05
First Quarter		$18.95		$12.24

As of [—], 2013, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were [—] shares of Office Depot common stock outstanding and approximately [—] holders of record of Office Depot common stock, and [—] shares of OfficeMax common stock outstanding and approximately [—] holders of record of OfficeMax common stock.

Because the exchange ratio will not be adjusted for changes in the market price of either Office Depot common stock or OfficeMax common stock, the market value of the shares of Office Depot common stock that holders of OfficeMax common stock will have the right to receive on the date the transactions are completed may vary significantly from the market value of the shares of Office Depot common stock that holders of OfficeMax common stock would receive if the transactions were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of OfficeMax common stock and Office Depot common stock prior to voting your shares. See “Risk Factors—Risks Relating to the Transactions” beginning on page 35.

Dividends

OfficeMax suspended its dividends to holders of common stock on December 18, 2008. In the third quarter of 2012, OfficeMax reinstated the payment of quarterly cash dividends on its common stock, given progress in executing its strategic plan to achieve sustainable, profitable growth. The quarterly dividends are expected to be $0.02 per share of OfficeMax common stock, or $0.08 per share of OfficeMax common stock on an annualized basis. During 2012, OfficeMax paid $3.5 million in common stock dividends.

Office Depot has never declared or paid cash dividends on its common stock.

Under the merger agreement, neither party may authorize, declare or pay any dividend on its respective outstanding shares of common stock prior to completion of the transactions, except, in the case of OfficeMax, for regular quarterly cash dividends and a distribution by OfficeMax to holders of its common stock of $1.50 per share of OfficeMax common stock, not to exceed $131 million in the aggregate.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts but reflect Office Depot’s and OfficeMax’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “plan,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “pursue,” “will,” “should,” “target,” and other similar words, phrases or expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Office Depot’s and OfficeMax’s expectations with respect to the synergies, costs and other anticipated financial impacts of the transactions; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; required approvals of the transactions by the Office Depot stockholders and OfficeMax stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transactions; and the timing of the completion of the transactions.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of Office Depot and OfficeMax and difficult to predict. These risks and uncertainties also include those set forth under “Risk Factors” beginning on page 35, as well as, among others, risks and uncertainties relating to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions;

•

the possibility that the consummation of the proposed transactions is delayed or does not occur, including due to the failure to obtain the required approvals of the Office Depot stockholders and OfficeMax stockholders;

•	the ability to obtain the regulatory approvals required to complete the transactions contemplated by the merger agreement, and the timing and conditions for such approvals;

•	the taking of governmental action (including the passage of legislation) to block the transactions or otherwise adversely affecting Office Depot and OfficeMax;

•	the outcome of any legal proceedings that have been or may be instituted against Office Depot, OfficeMax or others following announcement of the transactions contemplated by the merger agreement;

•	the possibility that the expected synergies from the transactions will not be realized or will take longer to realize than expected;

•	the ability to successfully integrate the businesses of Office Depot and OfficeMax, unexpected costs or unexpected liabilities that may arise from the transactions, whether or not consummated;

•	the disruption from the transactions making it more difficult for Office Depot and OfficeMax to maintain relationships with their respective customers, employees or suppliers;

•	the inability of Office Depot and OfficeMax to retain key personnel; and

•

the impact of global economic conditions, fluctuations in exchange rates, labor relations, competitive actions taken by other office solutions businesses or other competitors, terrorist attacks or natural disasters.

Office Depot and OfficeMax caution that the foregoing list of factors is not exhaustive. Additional information concerning these and other risk factors is contained in Office Depot’s and OfficeMax’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings, as such filings may be amended from time to time. All subsequent written and oral forward-looking statements concerning Office Depot, OfficeMax, the transactions or other matters attributable to Office Depot or OfficeMax or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Office Depot nor OfficeMax undertakes any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 33, you should carefully consider the following risk factors before deciding whether to vote for the proposal to adopt the merger agreement and approve the first merger and the second merger, in the case of OfficeMax stockholders, or for the proposal to approve the Office Depot share issuance, in the case of Office Depot stockholders. In addition, you should read and consider the risks associated with each of the businesses of OfficeMax and Office Depot because these risks will relate to the combined company following the completion of the transactions. Descriptions of some of these risks can be found in the Annual Reports of OfficeMax and Office Depot on Form 10-K for the fiscal year ended December 29, 2012, and any amendments thereto for each of OfficeMax and Office Depot, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 213.

Risks Relating to the Transactions

The transactions are subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all. Failure to complete the transactions could have material and adverse effects on Office Depot and OfficeMax.

The completion of the transactions is subject to a number of conditions, including the approval by the Office Depot stockholders of the Office Depot share issuance and the adoption of the merger agreement and the approval of the first merger and the second merger by the OfficeMax stockholders, which make the completion and timing of the completion of the transactions uncertain. See the section entitled “The Merger Agreement—Conditions to Completion of the Transactions,” beginning on page 142, for a more detailed discussion. Also, either Office Depot or OfficeMax may terminate the merger agreement if the transactions have not been consummated by December 31, 2013 or, if the only conditions to closing that have not been satisfied or waived by that date are those related to antitrust approvals, consents or clearances or an outstanding judgment, injunction, order or decree of a competent United States federal or state governmental authority prohibiting or enjoining the transactions, April 30, 2014, except that this right to terminate the merger agreement will not be available to any party whose failure to perform any covenant or obligation under the merger agreement has been the cause of or resulted in the failure of the transactions to be consummated on or before that date.

If the transactions are not completed on a timely basis, or at all, Office Depot’s and OfficeMax’s respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the transactions, Office Depot and OfficeMax will be subject to a number of risks, including the following:

•

Office Depot and OfficeMax will be required to pay their respective costs relating to the transactions, such as legal, accounting, financial advisory and printing fees, whether or not the transactions are completed;

•

time and resources committed by Office Depot’s and OfficeMax’s respective management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities;

•

the market price of Office Depot common stock or OfficeMax common stock could decline to the extent that the current market price reflects a market assumption that the transactions will be completed; and

•	if the merger agreement is terminated and the board of directors of Office Depot or the board of directors of OfficeMax seeks another business combination, Office Depot stockholders and OfficeMax stockholders cannot be certain that Office Depot or OfficeMax will be able to find a party willing to enter into a merger agreement on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement.

The merger agreement contains provisions that limit each party’s ability to pursue alternatives to the transactions, could discourage a potential competing acquiror of either Office Depot or OfficeMax from making a favorable alternative transaction proposal and, in specified circumstances, could require either party to pay a termination fee of $30 million to the other party.

The merger agreement contains certain provisions that restrict each of Office Depot’s and OfficeMax’s ability to initiate, solicit, knowingly encourage or, subject to certain exceptions, engage in discussions or negotiations with respect to, or approve or recommend, any third-party proposal for an alternative transaction. Further, even if the Office Depot board of directors withdraws or qualifies its recommendation with respect to the Office Depot share issuance or if the OfficeMax board of directors withdraws or qualifies its recommendation with respect to the adoption of the merger agreement and the approval of the first merger and the second merger, unless the merger agreement has been terminated in accordance with its terms, Office Depot or OfficeMax, as the case may be, will still be required to submit each of their merger-related proposals to a vote at their special meeting of stockholders. In addition, the other party generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative transaction proposal before the board of directors of the company that has received a third-party alternative transaction proposal may withdraw or qualify its recommendation with respect to the merger-related proposal. In some circumstances, upon termination of the merger agreement, a party will be required to pay a termination fee of $30 million to the other party. See the sections entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 145, “The Merger Agreement—Termination of the Merger Agreement” beginning on page 152 and “The Merger Agreement—Expenses and Termination Fee” beginning on page 153.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Office Depot or OfficeMax or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the per share cash or market value proposed to be received or realized in the transactions or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to the stockholders of Office Depot or OfficeMax than it might otherwise have proposed to pay because of the added expense of the $30 million termination fee that may become payable in certain circumstances.

If the merger agreement is terminated and either Office Depot or OfficeMax determines to seek another business combination, Office Depot or OfficeMax, as applicable, may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the transactions.

OfficeMax’s and Office Depot’s executive officers and directors have interests in the transactions that may be different from, or in addition to, the interests of OfficeMax and Office Depot stockholders generally.

OfficeMax’s and Office Depot’s executive officers and directors have interests in the transactions that may be different from, or in addition to, the interests of OfficeMax and Office Depot stockholders generally. The executive officers of OfficeMax and Office Depot have arrangements with OfficeMax or Office Depot, as applicable, that provide for severance, accelerated vesting of certain rights and other benefits if their employment is terminated under certain circumstances following the completion of the transactions. In addition, certain of OfficeMax’s and Office Depot’s compensation and benefit plans and arrangements provide for payment or accelerated vesting or distribution of certain rights or benefits upon completion of the transactions. Executive officers and directors of OfficeMax also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive completion of the transactions.

The merger agreement contains certain provisions relating to the governance of the combined company following completion of the transactions, which reflect the merger of equals structure of the proposed business combination. Completion of the transactions is subject to the conditions described under “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 142, including the adoption by Office Depot, as of the closing, of the amended and restated bylaws to implement certain governance matters for a four-year period following completion of the transactions.

The board of directors of the combined company and its committees will have equal representation from both parties as of the closing. As of the closing, the then-current chief executive officers of Office Depot and OfficeMax will be appointed as co-chief executive officers of the combined company and the board of directors will have co-chairpersons and co-lead outside directors designated by the parties, unless and until the successor CEO has been appointed. A selection committee consisting of an equal number of independent directors of each party will identify successor CEO candidates. Office Depot has designated Nigel Travis, Marsha J. Evans and Thomas J. Colligan and OfficeMax has designated V. James Marino, Rakesh Gangwal and Francesca Ruiz de Luzuriaga as members of the selection committee with Messrs. Travis and Marino serving as co-chairpersons. The selection committee will also consider the then-current chief executive officers of Office Depot and OfficeMax as successor CEO candidates. The amended and restated bylaws will provide for the rotation of the selection of the chairperson and lead outside director. In addition, as of the closing, the officers for the combined company will be appointed by the newly constituted board of directors from among the officers of both parties.

As of the date of this joint proxy statement/prospectus, neither OfficeMax nor Office Depot has made a determination as to which independent directors to appoint to the board of directors of the combined company.

The OfficeMax and Office Depot boards of directors were aware of these interests at the time each approved the merger agreement, the transactions and the other transactions contemplated by the merger agreement. These interests may cause OfficeMax’s and Office Depot’s directors and executive officers to view the proposed transactions differently and more favorably than you may view them. These interests are described in greater detail in the sections entitled “The Transactions—Interests of Certain Office Depot Persons in the Transactions” beginning on page 118, “The Transactions—Interests of Certain OfficeMax Persons in the Transactions” beginning on page 124, and “The Transactions—Board of Directors and Management of the Combined Company Following Completion of the Transactions” beginning on page 129.

Each party is subject to business uncertainties and contractual restrictions while the proposed transactions are pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the transactions, it is possible that some customers, suppliers and other persons with whom Office Depot or OfficeMax has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Office Depot or OfficeMax, as the case may be, as a result of the transactions, which could negatively affect Office Depot’s or OfficeMax’s respective revenues, earnings and cash flows, as well as the market price of Office Depot’s or OfficeMax’s common stock, regardless of whether the transactions are completed.

Under the terms of the merger agreement, each of Office Depot or OfficeMax is subject to certain restrictions on the conduct of its business prior to completing the transactions, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the transactions.

The exchange ratio is fixed and will not be adjusted in the event of any change in either Office Depot’s or OfficeMax’s stock price.

Upon completion of the second merger, each share of OfficeMax common stock will be converted into the right to receive 2.69 shares of Office Depot common stock. This exchange ratio will not be adjusted for changes in the market price of either Office Depot common stock or OfficeMax common stock between the date of signing the merger agreement and completion of the transactions. Changes in the price of Office Depot common stock prior to the second merger will affect the value of Office Depot common stock that OfficeMax common stockholders will receive on the closing date. The exchange ratio will, however, be adjusted appropriately to fully reflect the effect of any stock dividend or other distribution, stock split, reclassification, combination or other change with respect to the shares of either Office Depot common stock or OfficeMax common stock prior to the completion of the second merger.

The prices of Office Depot common stock and OfficeMax common stock on the date of the completion of the second merger may vary from their prices on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of each stockholder meeting. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Office Depot common stock during the period from February 15, 2013, the last full trading day before the publication of press reports regarding a potential merger, through [—], the latest practicable trading date before the date of this joint proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $[—] to a low of $[—] for each share of OfficeMax common stock.

These variations could result from changes in the business, operations or prospects of Office Depot or OfficeMax prior to or following the completion of the second merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Office Depot or OfficeMax. At the time of the special stockholders meetings, OfficeMax stockholders will not know with certainty the value of the shares of Office Depot common stock that they will receive upon completion of the second merger.

The transactions are subject to the expiration of applicable waiting periods and the receipt of approvals, consents or clearances from domestic and foreign regulatory authorities that may impose conditions that could have an adverse effect on Office Depot, OfficeMax or the combined company or, if not obtained, could prevent completion of the transactions.

Before the transactions may be completed, any waiting period (or extension thereof) applicable to the transactions must have expired or been terminated, and any approvals, consents or clearances required in connection with the transactions must have been obtained, in each case, under the HSR Act, the CAC and the FLEC. In addition, the transactions may be reviewed under antitrust statutes of other governmental authorities, including U.S. state laws. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effect of the transactions on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. Under the merger agreement, OfficeMax and Office Depot have agreed to use their reasonable best efforts to obtain such approvals, consents and clearances and therefore may be required to comply with conditions or limitations imposed by governmental authorities, except to the extent that such condition or limitation would reasonably be expected to have a material adverse effect after the closing of the transactions on the combined businesses of Office Depot and OfficeMax and their subsidiaries, taken as a whole, including the overall benefits expected, as of the date of the merger agreement, to be derived by the parties from the combination of Office Depot and OfficeMax via the transactions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the transactions or imposing additional material costs on or materially limiting the revenues of the combined company following the completion of the transactions. In addition, neither OfficeMax nor Office Depot can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the transactions. For a more detailed description of the regulatory review process, see the section entitled “The Transactions—Regulatory Approvals” beginning on page 134.

Any delay in completing the transactions may reduce or eliminate the benefits expected to be achieved thereunder.

In addition to the required regulatory approvals, consents and clearances, the completion of the transactions is subject to a number of other conditions beyond Office Depot’s and OfficeMax’s control that may prevent, delay or otherwise materially adversely affect such completion. Office Depot and OfficeMax cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required approvals, consents and clearances could delay the completion of the transactions for a significant period of time or prevent it from occurring. Any delay in completing the transactions could cause the combined company not to realize some or all of the synergies that we expect to achieve if the transactions are successfully completed within the expected time frame. See “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 142.

Uncertainties associated with the transactions may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of the combined company.

Office Depot and OfficeMax are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the transactions will depend in part upon the ability of Office Depot and OfficeMax to retain key management personnel and other key employees. Current and prospective employees of Office Depot and OfficeMax may experience uncertainty about their roles within the combined company following the completion of the transactions, which may have an adverse effect on the ability of each of Office Depot and OfficeMax to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Office Depot and OfficeMax to the same extent that Office Depot and OfficeMax have previously been able to attract or retain their own employees.

Litigation filed against OfficeMax, Office Depot and the OfficeMax board of directors could prevent or delay the consummation of the transactions or result in the payment of damages following completion of the transactions.

In connection with the transactions, purported stockholders of OfficeMax have filed putative stockholder class action lawsuits against OfficeMax, Office Depot and the OfficeMax board of directors, among others. Among other remedies, the plaintiffs seek to enjoin the transactions. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the transactions and result in substantial costs to OfficeMax and Office Depot, including any costs associated with indemnification. Additional lawsuits may be filed against OfficeMax, Office Depot or the directors and officers of either company in connection with the transactions. The defense or settlement of any lawsuit or claim that remains unresolved at the time the transactions are consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. See “The Transactions—Litigation Related to the Transactions” beginning on page 139 for more information about the lawsuit that has been filed related to the transactions.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the transactions.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the transactions been completed on the dates indicated. Further, the combined company’s actual results and financial position after the transactions may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this joint proxy statement/prospectus, that Office Depot will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the transactions. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 165 for more information.

Completion of the transactions may trigger change in control or other provisions in certain agreements to which OfficeMax is a party.

The completion of the transactions may trigger change in control or other provisions in certain agreements to which OfficeMax is a party. If Office Depot and OfficeMax are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Office Depot and OfficeMax are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to OfficeMax or the combined company.

Risks Relating to the Combined Company after Completion of the Transactions

The combined company may be unable to successfully integrate the businesses of Office Depot and OfficeMax and realize the anticipated benefits of the transactions.

The transactions involve the combination of two companies that currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Office Depot and OfficeMax. Potential difficulties the combined company may encounter as part of the integration process include the following:

•

the inability to successfully combine the businesses of Office Depot and OfficeMax in a manner that permits the combined company to achieve the full synergies anticipated to result from the transactions;

•

complexities associated with managing the businesses of the combined company, including the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	integrating the workforces of the two companies while maintaining focus on providing consistent, high quality customer service; and

•

potential unknown liabilities and unforeseen increased expenses or delays associated with the transactions, including one-time cash costs to integrate the two companies that may exceed the anticipated range of $350-450 million one-time cash costs that Office Depot and OfficeMax estimated as of the date of execution of the merger agreement.

In addition, Office Depot and OfficeMax have operated and, until the completion of the transactions, will continue to operate independently and may not begin the actual integration process. Although the parties are conducting an integration planning process as permitted by legal restrictions, this process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies,

any of which could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or Office Depot’s and OfficeMax’s ability to achieve the anticipated benefits of the transactions or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company.

Office Depot stockholders and OfficeMax stockholders will have a reduced ownership and voting interest after the transactions and will exercise less influence over management.

Office Depot stockholders presently have the right to vote in the election of Office Depot’s board of directors and on other matters affecting Office Depot. OfficeMax stockholders presently have the right to vote in the election of OfficeMax’s board of directors and on other matters affecting OfficeMax. Immediately after the transactions are completed, it is expected that current Office Depot stockholders will own approximately [—]% of the combined company’s common stock outstanding and current OfficeMax stockholders will own approximately [—]% of the combined company’s common stock outstanding, respectively (assuming redemption of all outstanding shares of Office Depot convertible preferred stock).

As a result, current Office Depot stockholders and current OfficeMax stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Office Depot and OfficeMax, respectively.

The market price of the combined company’s common stock may decline in the future as a result of the transactions.

The market price of the combined company’s common stock may decline in the future as a result of the transactions for a number of reasons, including the failure of the combined company to achieve the perceived benefits of the transactions, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts.

The market price of the combined company’s common stock may be affected by factors different from those affecting the price of Office Depot or OfficeMax common stock.

Upon completion of the transactions, holders of Office Depot common stock and OfficeMax common stock will become holders of common stock in the combined company. As the businesses of Office Depot and OfficeMax are different, the results of operations as well as the price of the combined company’s common stock may in the future be affected by factors different from those factors affecting Office Depot and OfficeMax as independent stand-alone companies. The combined company will face additional risks and uncertainties that Office Depot or OfficeMax may currently not be exposed to as independent companies.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the completion of the transactions.

Following the completion of the transactions, the size of the business of the combined company will increase significantly beyond the current size of either Office Depot’s or OfficeMax’s business. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the transactions.

The combined company is expected to incur substantial expenses related to the completion of the transactions and the integration of Office Depot and OfficeMax.

The combined company is expected to incur substantial expenses in connection with the completion of the transactions and the integration of Office Depot and OfficeMax. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. In addition, if the board of directors has not approved the name and the headquarters of the combined company prior to completion of the transactions, the businesses of Office Depot and OfficeMax will continue to operate under their existing names and the combined company will have dual headquarters in Boca Raton, Florida and Naperville, Illinois until otherwise determined. While Office Depot and OfficeMax have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the transactions, and the amount and timing of such charges are uncertain at present.

Following the completion of the transactions, the combined company may need to launch branding or rebranding initiatives that may involve substantial costs and may not be favorably received by customers.

Following completion of the transactions, the business of OfficeMax and the business of Office Depot will continue to operate under their existing names until the board of directors approves a new name of the combined businesses of OfficeMax and Office Depot. As a result, in connection with the approval of a new name the combined company may incur substantial costs in rebranding its products and services, and the combined company may not be able to achieve or maintain brand name recognition or status under the new combined company brand that is comparable to the recognition and status previously enjoyed by Office Depot and OfficeMax separately. The failure of any such rebranding initiative could adversely affect the combined company’s ability to attract and retain customers after the completion of the transactions, which could cause the combined company not to realize some or all of the benefits contemplated by Office Depot and OfficeMax to result from the completion of the transactions.

Other Risk Factors of Office Depot and OfficeMax

Office Depot’s and OfficeMax’s businesses are and will be subject to the risks described above. In addition, Office Depot and OfficeMax are, and will continue to be subject to the risks described in Office Depot’s and OfficeMax’s Annual Reports on Form 10-K for the fiscal year ended December 29, 2012, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. The risks described above and in those filings represent all known material risks with respect to Office Depot’s and OfficeMax’s businesses. See “Where You Can Find More Information” beginning on page 213 for the location of information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT OFFICE DEPOT

Office Depot, Inc.

Office Depot, Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Office Depot,” is a global supplier of office products and services. Office Depot provides office supplies and services through 1,629 worldwide retail stores (including retail stores wholly-owned and operated by Office Depot, retail stores operated by Office Depot de México, S.A. de C.V., Office Depot’s Mexican joint venture, and retail stores operated under Office Depot’s franchise and licensing agreements), a field sales force, top-rated catalogs and global e-commerce operations. Sales are processed through multiple channels, consisting of office supply stores, a contract sales force, an outbound telephone account management sales force, Internet sites, direct marketing catalogs and call centers, all supported by a network of supply chain facilities and delivery operations. Office Depot employs about 38,000 associates and serves customers in 59 countries worldwide.

Shares of Office Depot common stock are traded on the NYSE under the symbol “ODP.”

The principal executive offices of Office Depot are located at 6600 North Military Trail, Boca Raton, Florida 33496, and its telephone number is (561) 438-4800. Additional information about Office Depot and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 213.

Dogwood Merger Sub Inc.

Dogwood Merger Sub Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Merger Sub Two,” is a direct, wholly-owned subsidiary of Office Depot. Dogwood Merger Sub Inc. was formed by Office Depot solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o Office Depot, Inc., 6600 North Military Trail, Boca Raton, Florida 33496, and its telephone number is (561) 438-4800.

Dogwood Merger Sub LLC

Dogwood Merger Sub LLC, a Delaware limited liability company and referred to in this joint proxy statement/prospectus as “Merger Sub Three,” is a direct, wholly-owned subsidiary of Office Depot. Dogwood Merger Sub LLC was formed by Office Depot solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o Office Depot, Inc., 6600 North Military Trail, Boca Raton, Florida 33496, and its telephone number is (561) 438-4800.

INFORMATION ABOUT OFFICEMAX

OfficeMax Incorporated

OfficeMax Incorporated, a Delaware corporation and referred to in this joint proxy statement/prospectus as “OfficeMax,” is a leader in both business-to-business and retail office products distribution. OfficeMax provides office supplies and paper, print and document services, technology products and solutions and office furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 29,000 associates through direct sales, catalogs, the Internet and more than 900 retail stores located throughout the United States, Canada, Australia, New Zealand, Mexico, the U.S. Virgin Islands and Puerto Rico.

Shares of OfficeMax common stock are traded on the NYSE under the symbol “OMX.”

The principal executive offices of OfficeMax are located at 263 Shuman Boulevard, Naperville, Illinois 60563, and its telephone number is (630) 438-7800. Additional information about OfficeMax and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 213.

Mapleby Holdings Merger Corporation

Mapleby Holdings Merger Corporation, a Delaware corporation and referred to in this joint proxy statement/prospectus as “New OfficeMax,” is a direct, wholly-owned subsidiary of OfficeMax. Mapleby Holdings Merger Corporation was formed by OfficeMax solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o OfficeMax Incorporated, 263 Shuman Boulevard, Naperville, Illinois 60563, and its telephone number is (630) 438-7800.

Mapleby Merger Corporation

Mapleby Merger Corporation, a Delaware corporation and referred to in this joint proxy statement/prospectus as “Merger Sub One,” is a direct, wholly-owned subsidiary of Mapleby Holdings Merger Corporation and an indirect, wholly-owned subsidiary of OfficeMax. Mapleby Merger Corporation was formed by OfficeMax solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o OfficeMax Incorporated, 263 Shuman Boulevard, Naperville, Illinois 60563, and its telephone number is (630) 438-7800.

OFFICE DEPOT SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Office Depot stockholders as part of a solicitation of proxies by the board of directors of Office Depot for use at the special meeting of Office Depot stockholders and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Office Depot stockholders with important information about the special meeting of Office Depot stockholders and should be read carefully in its entirety.

Date, Time and Place of the Office Depot Special Meeting

The Office Depot special meeting will be held on [—], 2013, beginning at [—] [—].m., local time, at [—], unless postponed to a later date.

Purposes of the Office Depot Special Meeting

The special meeting of Office Depot stockholders is being held to consider and vote upon the following proposals:

•	Proposal 1: to approve the Office Depot share issuance, which is further described in the sections titled “The Transactions” beginning on page 58 and “The Merger Agreement” beginning on page 141; and

•

Proposal 2: to approve the adjournment of the Office Depot special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance.

Recommendation of Office Depot’s Board of Directors

The board of directors of Office Depot recommends that the Office Depot stockholders vote:

•	Proposal 1: “FOR” the approval of the Office Depot share issuance; and

•

Proposal 2: “FOR” the adjournment of the Office Depot special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance.

Office Depot’s board of directors unanimously approved the Office Depot share issuance and determined that the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance, are advisable and in the best interests of Office Depot and its stockholders. See “The Transactions—Recommendation of Office Depot’s Board of Directors and Reasons for the Transactions” beginning on page 75.

In considering the recommendation of Office Depot’s board of directors with respect to the Office Depot share issuance, Office Depot stockholders should be aware that some of Office Depot’s directors and executive officers may have interests that are different from, or in addition to, the interests of Office Depot stockholders more generally. See “The Transactions—Interests of Certain Office Depot Persons in the Transactions” beginning on page 118.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Office Depot stockholders should consider when deciding how to cast their votes. Office Depot stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance.

Attendance at the Office Depot Special Meeting

Only Office Depot stockholders of record as of the record date, beneficial owners as of the record date, holders of valid proxies for the special meeting and invited guests of Office Depot may attend the special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

•

An Office Depot stockholder who holds shares directly registered in such stockholder’s name with Office Depot’s transfer agent, Computershare Shareowner Services LLC (referred to in this joint proxy statement/prospectus as a “stockholder of record”), who wishes to attend the special meeting in person should bring government-issued photo identification.

•

A stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to in this joint proxy statement/prospectus as a “beneficial owner”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification; and

•

proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker).

•

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of Office Depot shares (referred to in this joint proxy statement/prospectus as a “proxy holder”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the Office Depot stockholder; and

•	proof of the signing stockholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent stockholders from being admitted to the Office Depot special meeting.

Office Depot is able to provide reasonable assistance to help persons with disabilities participate in the special meeting if Office Depot is notified in advance of requested accommodations. Please write to Office Depot’s principal executive offices at 6600 North Military Trail, Boca Raton, Florida 33496, Attention: Corporate Secretary.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the Office Depot special meeting is [—]. Only Office Depot stockholders who held shares of record at the close of business on [—] are entitled to vote at the special meeting and any adjournment or postponement of the special meeting, so long as such shares remain outstanding on the date of the special meeting.

Outstanding Shares as of Record Date

As of the record date, there were [—] shares of Office Depot common stock outstanding, held by [—] holders of record, and [—] shares of Office Depot convertible preferred stock outstanding, all of which are held of record by BC Partners. Each share of Office Depot common stock entitles its holder of record to one vote at the Office Depot special meeting. As of the record date, the 350,000 shares of Office Depot convertible preferred stock issued and outstanding entitle BC Partners as the record holder to a total of 81,354,536 votes (on an as-converted basis) at the Office Depot special meeting. Office Depot common stock and Office Depot convertible preferred stock are the only classes of stock entitled to vote, and holders of Office Depot common stock and Office Depot convertible preferred stock are entitled to vote on each proposal presented at the Office Depot special meeting.

A complete list of registered Office Depot stockholders entitled to vote at the Office Depot special meeting will be available for inspection at the principal place of business of Office Depot at 6600 North Military Trail, Boca Raton, Florida 33496 during regular business hours for a period of no less than 10 days before the special meeting and at the place of the Office Depot special meeting during the meeting.

Shares and Voting of Office Depot’s Directors and Executive Officers

As of the record date, Office Depot directors and executive officers, as a group, owned and were entitled to vote [—] shares of Office Depot common stock, or approximately [—]% of the outstanding shares of Office Depot common stock. Office Depot currently expects that these directors and executive officers will vote their shares in favor of the proposal to approve the Office Depot share issuance, although none of them has entered into any agreement obligating them to do so.

Voting Agreement with BC Partners

Concurrently with the execution of the merger agreement, Office Depot and OfficeMax entered into a voting agreement (referred to in this joint proxy statement/prospectus as the “voting agreement”) with BC Partners, pursuant to which BC Partners agreed, among other matters, to vote all of their shares of Office Depot convertible preferred stock, together with any other voting securities of Office Depot acquired by BC Partners after February 20, 2013, in favor of the Office Depot share issuance and the other actions contemplated by the merger agreement and against any alternative transaction proposal with respect to Office Depot. These obligations will be suspended if Office Depot’s board of directors effects a change of recommendation with respect to the transactions, including by withdrawing its recommendation to Office Depot’s stockholders to approve the Office Depot share issuance, approving or recommending, or publicly proposing to approve, an alternative transaction proposal with respect to Office Depot or failing to recommend against the acceptance of a tender or exchange offer for any of Office Depot’s capital stock by Office Depot’s stockholders. The voting agreement will terminate upon the earliest to occur of (i) the completion of the transactions, (ii) certain amendments to the merger agreement or waivers by Office Depot under the merger agreement that adversely affect BC Partners without BC Partners’ consent, including any amendment or waiver that increases the exchange ratio or otherwise provides additional consideration to OfficeMax’s stockholders in exchange for their shares of OfficeMax common stock and (iii) the termination of the merger agreement in accordance with its terms. As of the record date, BC Partners held 274,596 shares of the 10.00% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 75,404 shares of the 10.00% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01, representing together, on an as-converted basis, approximately [—]% of the voting power of Office Depot.

Quorum

In order for business to be conducted at the special meeting, a quorum must be present. A quorum requires the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Office Depot common stock and Office Depot convertible preferred stock (on an as-converted basis) entitled to vote at the special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions and broker non-votes, will count towards the quorum. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Vote Required

The votes required for each proposal are as follows:

Proposal 1. The affirmative vote, in person or by proxy, of a majority of the votes cast on Proposal 1 by holders of shares of Office Depot convertible preferred stock and Office Depot common stock, voting as a single class, is required to approve the Office Depot share issuance; provided that the total votes cast on Proposal 1 represents over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and Office Depot common stock entitled to vote on Proposal 1. The required vote on Proposal 1 is based on the number of shares voted—not the number of shares outstanding. Under the NYSE rules, abstentions are treated as votes cast and, as a result, any abstention from voting by an Office Depot stockholder will have the same effect as a vote against Proposal 1. The failure of any Office Depot stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) will not be counted in determining the votes cast in connection with Proposal 1. Because Proposal 1 is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on Proposal 1 and will not be able to vote on Proposal 1 absent instructions from the beneficial owner. As a result, the failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will have the effect of not being counted in determining the votes cast in connection with Proposal 1. The failure of any Office Depot shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) or failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee could, however, have the same effect as a vote against Proposal 1 if the failure to submit a vote or failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee results in the total number of votes cast on Proposal 1 not representing over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and Office Depot common stock entitled to vote on Proposal 1.

Proposal 2. The affirmative vote of holders of a majority of the shares of Office Depot common stock and Office Depot convertible preferred stock (on an as-converted basis) present, in person or by proxy (as counted for purposes of determining the existence of a quorum), and entitled to vote at the Office Depot special meeting, is required to approve the adjournment of the Office Depot special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Office Depot share issuance. The required vote on Proposal 2 is based on the number of shares present and entitled to vote at the Office Depot special meeting—not the number of outstanding shares. As a result, any abstention from voting by an Office Depot stockholder will have the same effect as a vote against Proposal 2. The failure of any Office Depot stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) will not be counted in determining the shares present and entitled to vote at the Office Depot special meeting. We believe that brokers, banks and other nominees do not have discretionary authority to vote on Proposal 2 and will not be able to vote on Proposal 2 absent instructions from the beneficial owner and that, as a result, broker non-votes will not be entitled to vote at the Office Depot special meeting. The failure to submit a vote and broker non-votes will therefore have no effect on the outcome of Proposal 2.

How To Vote

Office Depot stockholders as of the record date may have their shares voted by submitting a proxy or may vote in person at the special meeting by following the instructions provided on the enclosed proxy card. Office Depot recommends that Office Depot stockholders entitled to vote submit a proxy even if they plan to attend the special meeting.

Office Depot stockholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1 and 2. Office Depot stockholders who hold their shares beneficially and wish to vote in person at the special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Office Depot stockholders of record may submit a proxy in one of three ways or vote in person at the special meeting:

•

Internet: Office Depot stockholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on [—], 2013. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Office Depot stockholders who submit a proxy this way should NOT send in their proxy card.

•

Telephone: Office Depot stockholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on [—], 2013. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Office Depot stockholders who submit a proxy this way should NOT send in their proxy card.

•

Mail: Office Depot stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Office Depot stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the special meeting.

•

In Person: Office Depot stockholders may vote in person at the special meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Office Depot stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of Office Depot’s board of directors.

Proxies and Revocation

Office Depot stockholders of record may revoke their proxies at any time before their shares are voted at the Office Depot special meeting in any of the following ways:

•

sending a written notice of revocation to Office Depot at 6600 North Military Trail, Boca Raton, Florida 33496, Attention: Corporate Secretary, which must be received before their shares are voted at the special meeting;

•

properly submitting a new, later-dated proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Office Depot special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Office Depot beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Inspector of Election

The board of directors of Office Depot has appointed a representative of [—] to act as the inspector of election at the Office Depot special meeting.

Solicitation of Proxies

Office Depot will pay for the proxy solicitation costs related to the Office Depot special meeting, except that Office Depot and OfficeMax will share equally the expenses incurred in connection with the filing, printing and mailing of the registration statement on Form S-4 and this joint proxy statement/prospectus. In addition to sending and making available these materials, some of Office Depot’s directors, officers and other employees may solicit proxies by contacting Office Depot stockholders by telephone, by mail, by e-mail or in person. Office Depot stockholders may also be solicited by press releases issued by Office Depot and/or OfficeMax, postings on Office Depot’s or OfficeMax’s websites and advertisements in periodicals. None of Office Depot’s directors, officers or employees will receive any extra compensation for their solicitation services. Office Depot has also retained Innisfree M&A Incorporated to assist in the solicitation of proxies for an estimated fee of approximately $[—], plus reasonable out-of-pocket expenses. Office Depot will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Office Depot common stock and obtaining their proxies.

Adjournments

The Office Depot special meeting may be adjourned in the absence of a quorum by the chairman of the meeting or the affirmative vote of holders of a majority of the Office Depot shares present in person or represented by proxy at the special meeting and entitled to vote at the special meeting.

Even if a quorum is present, the Office Depot special meeting could be adjourned in order to provide more time to solicit additional proxies in favor of approval of the Office Depot share issuance if sufficient votes are cast in favor of Proposal 2.

If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the special meeting.

Questions and Additional Information

Office Depot stockholders may contact Office Depot’s proxy solicitor, Innisfree M&A Incorporated, with any questions about the proposals or how to vote or to request additional copies of any materials at Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022. Stockholders may call toll-free at (877) 825-8621, and banks and brokers may call collect at (212) 750-5833.

OFFICEMAX SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to OfficeMax stockholders as part of a solicitation of proxies by the board of directors of OfficeMax for use at the special meeting of OfficeMax stockholders and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides OfficeMax stockholders with information about the special meeting of OfficeMax stockholders and should be read carefully in its entirety.

Date, Time and Place of the OfficeMax Special Meeting

The OfficeMax special meeting will be held on [—], 2013, beginning at [—] [—].m., local time, at [—], unless postponed to a later date.

Purposes of the OfficeMax Special Meeting

The special meeting of OfficeMax stockholders is being held to consider and vote upon the following proposals:

•

Proposal 1: to adopt the merger agreement, which is further described in the sections titled “The Transactions” beginning on page 58 and “The Merger Agreement” beginning on page 141 and a copy of which is attached to this joint proxy statement prospectus as Annex A, and to approve the first merger and the second merger;

•

Proposal 2: to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions; and

•

Proposal 3: to approve the adjournment of the OfficeMax special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the first merger and the second merger.

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that OfficeMax provide its stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the “golden parachute” compensation arrangements for the OfficeMax named executive officers, as disclosed in the table titled “Golden Parachute Compensation—OfficeMax” under the section entitled “The Transactions—Interests of Certain OfficeMax Persons in the Transactions” beginning on page 124 and the accompanying footnotes. Through Proposal 2, OfficeMax is asking its stockholders to indicate their approval of the various change of control payments and equity acceleration which OfficeMax’s named executive officers will or may be eligible to receive in connection with the proposed transactions as indicated in such table. The various plans and arrangements pursuant to which these compensation payments may be made have previously formed part of OfficeMax’s overall compensation program for its named executive officers, which has been disclosed to OfficeMax’s stockholders as required in the Compensation Discussion and Analysis and related sections of OfficeMax’s annual proxy statements. OfficeMax is seeking approval of the following resolution:

“RESOLVED, that the stockholders of OfficeMax Incorporated approve, solely on an advisory, non-binding basis, the golden parachute compensation which may be paid to OfficeMax’s named executive officers in connection with the proposed transactions, as disclosed pursuant to Item 402(t) of Regulation S-K in the table titled “Golden Parachute Compensation—OfficeMax” under the section entitled “The Transactions—Interests of Certain OfficeMax Persons in the Transactions” beginning on page 124 and the accompanying footnotes.”

OfficeMax stockholders should note that Proposal 2 is merely an advisory vote which will not be binding on OfficeMax, its board of directors or Office Depot. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the proposed transactions are consummated, the eligibility of the OfficeMax named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

Recommendation of OfficeMax’s Board of Directors

The board of directors of OfficeMax recommends that the OfficeMax stockholders vote:

•	Proposal 1: “FOR” the adoption of the merger agreement and approval of the first merger and the second merger;

•

Proposal 2: “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions; and

•

Proposal 3: “FOR” the adjournment of the OfficeMax special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the first merger and the second merger.

OfficeMax’s board of directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the first merger and the second merger, are advisable and in the best interests of OfficeMax and its stockholders. See “The Transactions—Recommendation of OfficeMax’s Board of Directors and Reasons for the Transactions” beginning on page 78.

In considering the recommendation of OfficeMax’s board of directors with respect to the merger agreement, the transactions and the other transactions contemplated by the merger agreement, including the first merger and the second merger on the terms set forth in the merger agreement, OfficeMax stockholders should be aware that some of OfficeMax’s directors and executive officers may have interests that are different from, or in addition to, the interests of OfficeMax stockholders more generally. See “The Transactions—Interests of Certain OfficeMax Persons in the Transactions” beginning on page 124.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that OfficeMax stockholders should consider when deciding how to cast their votes. OfficeMax stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement, including the first merger and the second merger.

Attendance at the OfficeMax Special Meeting

Only OfficeMax stockholders of record as of the record date, beneficial owners as of the record date, holders of valid proxies for the special meeting and invited guests of OfficeMax may attend the special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

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An OfficeMax stockholder who holds shares directly registered in such stockholder’s name with OfficeMax’s transfer agent, Wells Fargo Shareowner Services (referred to in this joint proxy statement/prospectus as a “stockholder of record”), who wishes to attend the special meeting in person should bring government-issued photo identification.

•

A stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to in this joint proxy statement/prospectus as a “beneficial owner”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification; and

•

proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker).

•

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of OfficeMax shares (referred to in this joint proxy statement/prospectus as a “proxy holder”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the OfficeMax stockholder; and

•	proof of the signing stockholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent stockholders from being admitted to the OfficeMax special meeting.

OfficeMax is able to provide reasonable assistance to help persons with disabilities participate in the special meeting if OfficeMax is notified in advance of requested accommodations. Please write to OfficeMax’s principal executive offices at 263 Shuman Boulevard, Naperville, Illinois 60563, Attention: Corporate Secretary.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the OfficeMax special meeting is [—]. Only OfficeMax stockholders who held shares of record at the close of business on [—] are entitled to vote at the special meeting and any adjournment or postponement of the special meeting, as long as such shares remain outstanding on the date of the special meeting.

Outstanding Shares as of Record Date

As of the record date, there were [—] shares of OfficeMax common stock outstanding, held by [—] holders of record, and [—] shares of OfficeMax Series D preferred stock outstanding, held by [—] holders of record. Each share entitles its holder of record to one vote at the OfficeMax special meeting. OfficeMax common stock and OfficeMax Series D preferred stock are the only classes of stock entitled to vote, and holders of OfficeMax common stock and OfficeMax Series D preferred stock are entitled to vote on each proposal presented at the OfficeMax special meeting.

A complete list of registered OfficeMax stockholders entitled to vote at the OfficeMax special meeting will be available for inspection at the principal place of business of OfficeMax at 263 Shuman Boulevard, Naperville, Illinois 60563 during regular business hours for a period of no less than 10 days before the special meeting and at the place of the OfficeMax special meeting during the meeting.

Shares and Voting of OfficeMax’s Directors and Executive Officers

As of the record date, OfficeMax directors and executive officers, as a group, owned and were entitled to vote [—] shares of OfficeMax common stock, or approximately [—]% of the outstanding shares of OfficeMax common stock. OfficeMax currently expects that these directors and executive officers will vote their shares in favor of the proposal to adopt the merger agreement and to approve the first merger and the second merger, although none of them has entered into any agreement obligating them to do so.

Quorum

In order for business to be conducted at the special meeting, a quorum must be present. A quorum requires the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of OfficeMax common stock and OfficeMax Series D preferred stock entitled to vote at the special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions and broker non-votes, will count towards the quorum. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Vote Required

The votes required for each proposal are as follows:

Proposal 1. The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of OfficeMax common stock and OfficeMax Series D preferred stock entitled to vote on Proposal 1, voting as a single class, is required to adopt the merger agreement and to approve the first merger and the second merger. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any OfficeMax stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) and any abstention from voting by an OfficeMax stockholder will have the same effect as a vote against Proposal 1. Because Proposal 1 is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on Proposal 1 and will not be able to vote on Proposal 1 absent instructions from the beneficial owner. As a result, broker non-votes will have the same effect as voting against Proposal 1.

Proposal 2. The affirmative vote of holders of a majority of the shares of OfficeMax common stock and OfficeMax Series D preferred stock present, in person or by proxy, and entitled to vote at the OfficeMax special meeting (excluding, in accordance with OfficeMax’s bylaws, any shares where the holder has expressly indicated that the holder is abstaining from voting) is required to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to OfficeMax’s named executive officers that is based on or otherwise related to the proposed transactions. The required vote on Proposal 2 is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by an OfficeMax stockholder will have no effect on the outcome on Proposal 2. The failure of any OfficeMax stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) will have no effect on the outcome of Proposal 2. Brokers, banks and other nominees do not have discretionary authority to vote on Proposal 2 and will not be able to vote on Proposal 2 absent instructions from the beneficial owner. Because broker non-votes will count as shares of stock that are present, broker non-votes will, however, have the same effect as voting against Proposal 2. While OfficeMax’s board of directors intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on OfficeMax or the combined company, and, if the proposed transactions with Office Depot are approved by OfficeMax stockholders and consummated, the compensation will be payable even if Proposal 2 is not approved.

Proposal 3. The affirmative vote of holders of a majority of the shares of OfficeMax common stock and OfficeMax Series D preferred stock present, in person or by proxy, and entitled to vote at the OfficeMax special meeting (excluding, in accordance with OfficeMax’s bylaws, any shares where the holder has expressly indicated that the holder is abstaining from voting) is required to approve the adjournment of the OfficeMax special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the first merger and the second merger. The required vote on Proposal 3 is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by an OfficeMax stockholder will have no effect on the outcome on Proposal 3. The failure of any OfficeMax stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) will have no effect on the outcome of Proposal 3. Brokers, banks and other nominees do not have discretionary authority to vote on Proposal 3 and will not be able to vote on Proposal 3 absent instructions from the beneficial owner. Because broker non-votes will count as shares of stock that are present, broker non-votes will, however, have the same effect as voting against Proposal 3.

How To Vote

OfficeMax stockholders as of the record date may have their shares voted by submitting a proxy or may vote in person at the special meeting by following the instructions provided on the enclosed proxy card. OfficeMax recommends that OfficeMax stockholders entitled to vote submit a proxy even if they plan to attend the special meeting.

OfficeMax stockholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2 and 3. OfficeMax stockholders who hold their shares beneficially and wish to vote in person at the special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

OfficeMax stockholders of record may submit a proxy in one of three ways or vote in person at the special meeting:

•

Internet: OfficeMax stockholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on [—], 2013. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. OfficeMax stockholders who submit a proxy this way should NOT send in their proxy card.

•

Telephone: OfficeMax stockholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on [—], 2013. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. OfficeMax stockholders who submit a proxy this way should NOT send in their proxy card.

•

Mail: OfficeMax stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. OfficeMax stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the special meeting.

•

In Person: OfficeMax stockholders may vote in person at the special meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

OfficeMax stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of OfficeMax’s board of directors.

OfficeMax Series D preferred stock. If you are a current or former employee of OfficeMax or one of its subsidiaries and you own shares of OfficeMax Series D preferred stock in the Employee Stock Ownership Plan (referred to in this joint proxy statement/prospectus as the “ESOP”) fund, you may instruct Vanguard Fiduciary Trust Company, the plan trustee, how to vote the shares of stock allocated to you under the ESOP by requesting a proxy card to sign, date and return or by submitting your voting instructions by telephone or through the Internet.

The plan trustee will vote any shares in the ESOP for which instructions are not received, or that are not allocated to an account, in the same proportion as shares of stock voted by the plan participants generally, subject to the trustee’s fiduciary obligations under applicable law.

Proxies and Revocation

OfficeMax stockholders of record may revoke their proxies at any time before their shares are voted at the OfficeMax special meeting in any of the following ways:

•

sending a written notice of revocation to OfficeMax at 263 Shuman Boulevard, Naperville, Illinois 60563, Attention: Corporate Secretary, which must be received before their shares are voted at the special meeting;

•

properly submitting a new, later-dated proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the OfficeMax special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

OfficeMax beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Inspector of Election

The board of directors of OfficeMax has appointed a representative of [—] to act as the inspector of election at the OfficeMax special meeting.

Solicitation of Proxies

OfficeMax will pay for the proxy solicitation costs related to the OfficeMax special meeting, except that OfficeMax and Office Depot will share equally the expenses incurred in connection with the filing, printing and mailing of the registration statement on Form S-4 and this joint proxy statement/prospectus. In addition to sending and making available these materials, some of OfficeMax’s directors, officers and other employees may solicit proxies by contacting OfficeMax stockholders by telephone, by mail, by e-mail or in person. OfficeMax stockholders may also be solicited by press releases issued by OfficeMax and/or Office Depot, postings on OfficeMax’s or Office Depot’s websites and advertisements in periodicals. None of OfficeMax’s directors, officers or employees will receive any extra compensation for their solicitation services. OfficeMax has also retained D.F. King & Co., Inc. to assist in the solicitation of proxies for approximately $25,000, plus reasonable out-of-pocket expenses. OfficeMax will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of OfficeMax common stock and obtaining their proxies.

Adjournments

The OfficeMax special meeting may be adjourned in the absence of a quorum by the affirmative vote of holders of a majority of the OfficeMax shares having voting power present in person or represented by proxy at the special meeting (excluding, in accordance with OfficeMax’s bylaws, any shares where the holder has expressly indicated that the holder is abstaining from voting).

Even if a quorum is present, the OfficeMax special meeting could also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement and approval of the first merger and the second merger if sufficient votes are cast in favor of Proposal 3.

If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the special meeting.

Questions and Additional Information

OfficeMax stockholders may contact OfficeMax’s proxy solicitor, D.F. King & Co., Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, (888) 605-1956.

THE TRANSACTIONS

This section of the joint proxy statement/prospectus describes the material aspects of the proposed transactions. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed transactions. In addition, important business and financial information about each of Office Depot and OfficeMax is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. See “Where You Can Find More Information” beginning on page 213.

Effects of the Transactions

Office Depot and OfficeMax, among others, have entered into the merger agreement, pursuant to which, through a series of transactions, OfficeMax will become a wholly-owned subsidiary of Office Depot, and OfficeMax stockholders will become stockholders of Office Depot.

First Merger and LLC Conversion

Upon satisfaction or waiver of the conditions to closing, on the closing date, Merger Sub One will merge with and into OfficeMax (referred to in this joint proxy statement/prospectus as the “first merger”). OfficeMax will be the surviving corporation in the first merger as a wholly-owned subsidiary of New OfficeMax. At the effective time of the first merger, each share of OfficeMax common stock issued and outstanding immediately prior to the effective time of the first merger will be converted into one share of common stock of New OfficeMax. In addition, each of OfficeMax and New OfficeMax will take all actions as may be necessary so that at the effective time of the first merger, each OfficeMax stock option and each other OfficeMax stock-based award will, automatically and without any action on behalf of the holder thereof, be converted into a stock option or award, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of New OfficeMax. All terms and conditions applicable to each such OfficeMax security immediately prior to the effective time of the first merger will, except as described in the immediately preceding sentence, remain in effect immediately after the effective time of the first merger. Immediately after the consummation of the first merger, OfficeMax will be converted into a Delaware limited liability company (referred to in this joint proxy statement/prospectus as the “LLC conversion”) and will remain a wholly-owned subsidiary of New OfficeMax.

Set forth below is a diagram depicting the structure of the first merger and the LLC conversion described above.

*	In the first merger, shares of OfficeMax will be converted into shares of New OfficeMax, so the former holders of OfficeMax capital stock will, at the effective time of the first merger, own all of the outstanding shares of New OfficeMax. Immediately following the effective time of the first merger, OfficeMax will be converted into a limited liability company.
**	Circled entities are disregarded for U.S. federal income tax purposes.

Second Merger

Following completion of the first merger, Merger Sub Two will, on the closing date, merge with and into New OfficeMax (referred to in this joint proxy statement/prospectus as the “second merger”). New OfficeMax will be the surviving corporation in the second merger and will become a wholly-owned subsidiary of Office Depot. At the effective time of the second merger, each share of New OfficeMax common stock issued and outstanding immediately prior to the effective time of the second merger (excluding any shares of OfficeMax common stock held by Office Depot, Merger Sub Two or in treasury) will be converted into the right to receive 2.69 shares (referred to in this joint proxy statement/prospectus as the “exchange ratio”) of Office Depot common stock together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

The exchange ratio is fixed and will not be adjusted for changes in the market value of Office Depot common stock or OfficeMax common stock. Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of Office Depot common stock and OfficeMax common stock will fluctuate during the pendency of the transactions, OfficeMax stockholders cannot be sure of the value of the shares of Office Depot common stock they will receive relative to the value of their shares of OfficeMax common stock. For example, decreases in the market value of Office Depot common stock will negatively affect the value that holders of OfficeMax common stock will receive in the second merger in exchange for their OfficeMax common stock, and increases in the market value of OfficeMax common stock may mean that the shares of Office Depot common stock that holders of OfficeMax common stock will receive in the second merger will be worth less than the market value of the shares of OfficeMax common stock such stockholders are exchanging. See “Risk Factors—Risks Relating to the Transactions” on page 35.

Prior to the closing, OfficeMax will redeem each issued and outstanding share of OfficeMax Series D preferred stock for shares of OfficeMax common stock (excluding any shares of OfficeMax Series D preferred stock surrendered by the holder for conversion) in accordance with the Certificate of Designation for the OfficeMax Series D preferred stock. The shares of OfficeMax common stock issued upon such redemption or conversion will then be converted at the effective time of the second merger into the right to receive shares of Office Depot common stock in accordance with the exchange ratio, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

Third Merger

Following completion of the second merger, the New OfficeMax will, on the closing date, merge with and into Merger Sub Three (referred to in this joint proxy statement/prospectus as the “third merger”). Merger Sub Three will be the surviving limited liability company in the third merger and will be a wholly-owned subsidiary of Office Depot. In this joint proxy statement/prospectus, we refer to the first merger, the second merger, the third merger, and the LLC conversion collectively as “the transactions.”

Set forth below is a diagram depicting the structure of the second merger and the third merger described above.

*	Circled entities are disregarded for U.S. federal income tax purposes.

In structuring the transactions depicted above, the parties took into account, among other things, the effect of the transactions on certain contractual obligations of Office Depot and OfficeMax, as well as the desire to preserve tax-free reorganization treatment.

In connection with the second merger, each outstanding New OfficeMax stock option will be converted into an option to purchase, on the same terms and conditions as the New OfficeMax stock option, a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock subject to the New OfficeMax stock option multiplied by the exchange ratio, at an exercise price per share of Office Depot common stock equal to the exercise price per share of New OfficeMax common stock subject to the New OfficeMax stock option divided by the exchange ratio. Each other New OfficeMax stock-based award will be converted into an award as a result of the second merger, on the same terms and conditions as the New OfficeMax stock-based award, with respect to a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock underlying such New OfficeMax stock-based award multiplied by the exchange ratio, except that any then outstanding awards that vest based on the attainment of performance goals with a performance period that has not completed prior to the closing will be converted into time-based awards that will vest at target levels at the originally scheduled vesting date, subject to any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the 2003 OfficeMax Incentive and Performance Plan.

Background of the Transactions

For a number of years, the boards of directors and management of OfficeMax and Office Depot have confronted growing challenges in their industry, including as a result of prevailing macroeconomic trends and increased competition from online retailers, mass merchants, warehouse clubs, and other retailers that are placing a greater emphasis on office product sales.

Each of OfficeMax and Office Depot has continually reviewed its respective business strategy and prospects for earnings enhancement and growth in the context of these challenges and has evaluated opportunities to improve its operations and financial performance in order to create value for its respective stockholders. In the past, such reviews have on occasion resulted in considering combinations with or acquisitions of other companies (including the other party to the proposed transactions and other industry participants), transactions with joint venture partners and strategic alliances.

As part of its review of potential strategic alternatives, in early April 2012, Office Depot evaluated the possibility of a potential business combination with OfficeMax. In that context, Office Depot had previously engaged Peter J. Solomon Company L.P. and Peter J. Solomon Securities Company LLC (collectively referred to in this joint proxy statement/prospectus as “PJSC”) and Morgan Stanley & Co. LLC (referred to in this joint proxy statement/prospectus as “Morgan Stanley”) to act as its financial advisors.

On April 11, 2012, Office Depot retained Simpson Thacher & Bartlett LLP (referred to in this joint proxy statement/prospectus as “Simpson Thacher”) as its legal advisor in connection with the exploration of a possible transaction involving Office Depot and OfficeMax, including to assist Office Depot in connection with antitrust matters.

At a meeting held on April 25, 2012, Office Depot’s board of directors, together with Michael D. Newman, executive vice president and chief financial officer of Office Depot, Elisa D. Garcia C., executive vice president, general counsel and secretary of Office Depot, PJSC and Simpson Thacher analyzed and reviewed, among other matters, the potential benefits and synergies that could be realized in a combination of the businesses of Office Depot and OfficeMax. PJSC also discussed with Office Depot’s board of directors certain financial analyses relating to a potential transaction with OfficeMax. Following discussion, Office Depot’s board of directors instructed Neil Austrian, chairman and chief executive officer of Office Depot, to contact OfficeMax regarding a possible acquisition transaction in which OfficeMax stockholders would receive $5.25 in cash plus one share of Office Depot common stock for each outstanding share of OfficeMax common stock.

On April 27, 2012, Mr. Austrian contacted Ravi Saligram, president and chief executive officer of OfficeMax, by telephone to arrange a meeting to discuss a potential business combination.

On May 14, 2012, Messrs. Austrian and Saligram met in San Francisco, California. During this meeting, Messrs. Austrian and Saligram conferred regarding the potential strategic fit of the two businesses and the benefits of a potential merger in the context of structural challenges in the industry. Mr. Austrian informally discussed a possible acquisition transaction consistent with the direction of Office Depot’s board of directors, in which a number of members of the OfficeMax board of directors would join the Office Depot board of directors. On the date of the meeting, the opening price of OfficeMax common stock was $4.99 per share and the opening price of Office Depot common stock was $2.27 per share.

On June 7, 2012, the OfficeMax board of directors met telephonically to discuss the May 14, 2012 meeting between Messrs. Austrian and Saligram. Mr. Saligram summarized his meeting with Mr. Austrian, including Mr. Austrian’s views of the industry and the benefits of a possible business combination. The OfficeMax board of directors considered the merits of engaging in further discussions with Office Depot and requested that Mr. Saligram involve financial and legal advisors to further analyze the proposal by Office Depot.

On June 14, 2012, Office Depot’s board of directors met with PJSC and Simpson Thacher to discuss the May 14, 2012 meeting between Messrs. Austrian and Saligram. PJSC reviewed with Office Depot’s board of directors certain financial analyses relating to Office Depot, OfficeMax and, on a pro forma basis, the combined company. Following discussion, Office Depot’s board of directors authorized Mr. Austrian to send OfficeMax a written proposal pursuant to which Office Depot would acquire all of the outstanding shares of OfficeMax in a merger transaction for $5.25 in cash plus one share of Office Depot common stock for each outstanding share of OfficeMax common stock.

On June 21, 2012, Mr. Austrian sent a letter to Mr. Saligram indicating Office Depot’s proposal for an acquisition transaction in which OfficeMax stockholders would receive $5.25 in cash plus one share of Office Depot common stock for each outstanding share of OfficeMax common stock. The letter indicated Office Depot’s view that any required financing for such transaction could be readily obtained and preliminarily estimated potential annual synergies of the transaction at approximately $400 million.

On July 2, 2012, Mr. Austrian contacted Mr. Saligram by telephone to arrange a subsequent meeting to discuss the June 21, 2012 letter.

On July 13, 2012, the OfficeMax board of directors met telephonically to discuss, among other matters, the June 21, 2012 letter with OfficeMax management. The board discussed events since the receipt of the June 21, 2012 letter from Office Depot and requested additional information from management concerning a potential business combination. Rakesh Gangwal, the chairman of the OfficeMax board of directors, advised the board that Office Depot had requested a meeting with Messrs. Gangwal and Saligram to discuss the expression of interest, and the OfficeMax board of directors authorized participation in such a meeting.

On July 20, 2012, Messrs. Saligram and Gangwal met with Mr. Austrian and Raymond Svider, a member of Office Depot’s board of directors, in New York City, New York to discuss the June 21, 2012 letter. During this meeting, participants also discussed, among other matters, BC Partners’ position with respect to a potential transaction between Office Depot and OfficeMax.

On July 24, 2012, Office Depot’s board of directors met with representatives of Office Depot’s management, PJSC, Morgan Stanley, Simpson Thacher and Kirkland & Ellis LLP, counsel to Office Depot’s board of directors (referred to in this joint proxy statement/prospectus as “Kirkland”), which had previously been engaged by Office Depot’s board of directors in connection with various matters, at Office Depot’s headquarters in Boca Raton, Florida. At the meeting, Office Depot’s board of directors and its advisors discussed, among other matters, various strategic alternatives with respect to Office Depot de México, S.A. de C.V., Office Depot’s Mexican joint venture (referred to in this joint proxy statement/prospectus as “Office Depot de México”), including a potential sale of its interest in Office Depot de México and an initial public offering of Office Depot de México. Office Depot’s board of directors also reviewed the terms of a potential transaction with OfficeMax. At the meeting, PJSC discussed with Office Depot’s board of directors certain financial analyses regarding a potential transaction, and Kirkland reviewed with the board the duties and responsibilities of Office Depot’s directors in a potential transaction with OfficeMax. Simpson Thacher reviewed with the board of directors its preliminary analysis of antitrust matters related to the proposed transaction.

On July 25-26, 2012, the OfficeMax board of directors met at OfficeMax’s headquarters in Naperville, Illinois with members of management to, among other things, review Office Depot’s proposal for a potential transaction in consultation with Skadden, Arps, Slate, Meagher & Flom LLP (referred to in this joint proxy statement/prospectus as “Skadden”), which had previously been engaged by OfficeMax in connection with various corporate and transactional matters, Dechert LLP (referred to in this joint proxy statement/prospectus as “Dechert”), which had previously been engaged by OfficeMax in connection with antitrust matters, and J.P. Morgan Securities LLC (referred to in this joint proxy statement/prospectus as “J.P. Morgan”), which had previously been engaged by OfficeMax in connection with the review of various strategic and financial alternatives. At this meeting, Skadden reviewed the fiduciary duties of the directors under Delaware law, and Dechert provided a preliminary analysis of antitrust matters in connection with a possible transaction with Office Depot. J.P. Morgan discussed certain financial analyses related to OfficeMax’s strategic plan and various capital structure alternatives, as well as considerations related to the proposal by Office Depot. At this meeting, the OfficeMax board of directors discussed such capital structure alternatives and further that, although Office Depot’s June 21, 2012 letter did not present a compelling proposal given the relative financial position and market capitalization of the two companies at that time, OfficeMax should continue to explore a potential business combination transaction with Office Depot, including seeking to structure such a transaction as an all stock merger in order for stockholders to jointly participate in potential synergies, securing equal board representation for the combined company and addressing other social issues so as to preserve OfficeMax’s business franchise during the regulatory review period. In addition, directors discussed the importance of clarifying the position of BC Partners with respect to the combined company.

On July 27, 2012, Mr. Gangwal contacted Mr. Svider by telephone and email to request a meeting with other representatives of BC Partners to discuss a potential transaction with Office Depot, including the position of BC Partners with respect to such a transaction.

On August 17, 2012, Mr. Gangwal and Joseph DePinto, a member of the OfficeMax board of directors, met with Justin Bateman and Eugene Fife, members of the Office Depot board of directors designated by BC Partners, in Dallas, Texas, to discuss a possible transaction. During this meeting, Messrs. Gangwal and DePinto proposed that OfficeMax and Office Depot approach the transaction as a merger of equals and indicated the importance of financial due diligence in such a structure.

On August 20, 2012, the OfficeMax board of directors met in Chicago, Illinois to discuss, among other topics, an update on discussions related to the proposed transaction. Members of OfficeMax management participated in this meeting, at which the board instructed management to provide information on possible synergies and to engage an internationally recognized public accounting firm to conduct a due diligence review of public materials pertaining to Office Depot.

On August 29, 2012, Messrs. Gangwal, DePinto, Bateman and Fife again discussed a possible transaction by telephone, and Messrs. Bateman and Fife indicated that the Office Depot board of directors required additional information concerning OfficeMax’s response to the proposed cash and stock acquisition transaction. Messrs. Gangwal and DePinto outlined OfficeMax’s rationale for an all stock combination in which OfficeMax and Office Depot would have equal representation on the combined company’s board of directors.

On August 30, 2012, the OfficeMax board of directors met telephonically with members of management to discuss, among other topics, an update on discussions related to the proposed transaction. At this meeting, the board instructed management to prepare a letter to Office Depot reflecting the position outlined by Messrs. Gangwal and DePinto at the August 29, 2012 meeting relative to the structure of the proposed transaction.

On August 30, 2012, Office Depot’s board of directors met telephonically with PJSC and Kirkland to discuss the meetings among Messrs. Gangwal, DePinto, Bateman and Fife and possible next steps regarding the proposed transaction. At the meeting, Office Depot’s board of directors instructed Mr. Bateman to again contact OfficeMax.

On August 31, 2012, Mr. Bateman telephoned Mr. Gangwal and indicated that at such time the Office Depot board of directors was not able to agree upon pursuing an all stock combination as described by Messrs. Gangwal and DePinto during the August 29, 2012 discussion but was amenable “in principle” to equal representation on the combined company’s board of directors.

On September 4, 2012, Mr. Saligram sent a letter to Mr. Austrian further describing OfficeMax’s rationale for a true merger of equals structure in which neither party would be viewed as the buyer or the target. The letter highlighted the potential value of estimated synergies relative to the companies’ market capitalizations and the cost to achieve such synergies, the desire to avoid increased leverage for the combined company, the importance of maintaining the parties’ respective business franchises during the pendency of a transaction and the significant overlap between the stockholder bases of both companies at such time. Mr. Saligram requested that Mr. Austrian convey to the Office Depot board of directors that OfficeMax would be willing to discuss a possible transaction based upon the understanding of an all stock combination with equal board representation.

On September 10, 2012, Office Depot’s board of directors met telephonically with representatives of Office Depot’s management, PJSC, Morgan Stanley, Kirkland and Simpson Thacher and discussed the September 4, 2012 letter from OfficeMax. At the meeting, PJSC and Morgan Stanley reviewed with Office Depot’s board of directors certain financial analyses relating to the proposed transaction. Following discussion, Office Depot’s board of directors instructed Mr. Austrian to prepare and send a written response to OfficeMax’s September 4, 2012 letter reflecting the terms on which Office Depot’s board of directors was willing to proceed with discussions, as discussed at the meeting.

On September 12, 2012, the OfficeMax board of directors met telephonically to discuss in consultation with Skadden, among other topics, the proposed transaction and the potential process for continuing to review the proposed transaction.

On September 13, 2012, Mr. Austrian sent a letter to Mr. Saligram in response to Mr. Saligram’s September 4, 2012 letter indicating that the Office Depot board of directors was willing to proceed with discussions based upon the understanding of a predominantly stock for stock combination with equal board representation and other indicia of a merger of equals. The letter proposed a transaction structure that would provide OfficeMax stockholders with shares of the combined company representing approximately 43-45% of the combined company’s outstanding shares (assuming BC Partners did not convert its shares of Office Depot convertible preferred stock) as well as a modest cash component (either as a pre-transaction OfficeMax special dividend or as a portion of the merger consideration). The letter indicated that Office Depot’s agreement on equal board representation assumed the successful resolution of other transaction parameters, including governance, management, headquarters location and company name.

On September 14, 2012, the OfficeMax board of directors met telephonically in consultation with Skadden and on October 1, 2012, the OfficeMax board of directors met in Chicago, Illinois, together with Skadden and J.P. Morgan, to discuss, among other topics, a response to the September 13, 2012 letter from Mr. Austrian. During these meetings, the OfficeMax board of directors again discussed the goal of pursuing an all stock merger with equal board representation and considered potential challenges to the proposed transaction as a result of social issues to be resolved between the two companies, as well as the risk that such issues would affect the combined company’s ability to realize the anticipated synergies from the proposed transaction. These discussions also addressed the importance of addressing social issues in a manner consistent with a merger of equals structure in order to preserve relationships with customers, suppliers and employees of OfficeMax during the pendency of the transaction, taking into account the potential period between signing and closing. At the

October 1, 2012 meeting, J.P. Morgan provided certain financial analyses related to the proposal received from Office Depot as well as its views on the possible alternative approaches that OfficeMax could use to respond to the September 13, 2012 letter.

On September 17, 2012, Office Depot received a letter from Starboard Value LP (referred to in this joint proxy statement/prospectus as “Starboard”), an investment management firm that, together with its managed funds and accounts, had acquired approximately 13% of Office Depot common stock. In its letter, Starboard stated that it believed there were opportunities to substantially improve Office Depot’s operating and financial performance and that Office Depot’s board of directors should take immediate action to address the continuing underperformance of the Office Depot common stock. Starboard also stated that it believed the value of Office Depot’s investment in Office Depot de México was not reflected in the then current market price of the Office Depot common stock. Over the months preceding Starboard’s letter, Office Depot’s board of directors had considered and Office Depot representatives had discussed the issues raised in Starboard’s letter with Office Depot stockholders and market analysts.

On October 4, 2012, Mr. Gangwal sent a letter to Scott Hedrick, lead director of the Office Depot board of directors, reiterating the importance of a transaction structure that would allow stockholders of both companies to share proportionally in the anticipated synergies, and requesting clarification on the proposed resolution of other transaction parameters, including governance, management, headquarters location and company name, as well as the position of BC Partners and Starboard on a potential merger transaction. In addition, the October 4, 2012 letter requested clarity on the treatment of the Office Depot convertible preferred stock held by BC Partners in connection with the transaction.

On October 12, 2012, Office Depot’s board of directors held a telephonic meeting with Kirkland to review and discuss, among other matters, the status of the discussions relating to the proposed transaction with OfficeMax and the October 4, 2012 letter received from Mr. Gangwal. Following discussion, Office Depot’s board of directors authorized and instructed Messrs. Austrian, Hedrick and Svider to schedule another meeting with directors of OfficeMax to discuss a potential transaction.

On October 20, 2012, Messrs. Gangwal and DePinto and V. James Marino, another member of the OfficeMax board of directors, met with Messrs. Hedrick and Svider and Nigel Travis, another member of the Office Depot board of directors, in New York City, New York. At this meeting, the parties discussed that based on relative current market capitalizations, each party’s stockholders would hold approximately 50% of the outstanding shares of the combined company (assuming that BC Partners did not convert its shares of Office Depot convertible preferred stock). In addition, the parties discussed the potential benefits of the proposed transaction as well as social issues to be resolved in a manner consistent with other merger of equals transactions.

On October 23-24, 2012, Office Depot’s board of directors met at Office Depot’s headquarters in Boca Raton, Florida with representatives of Office Depot’s management, PJSC, Morgan Stanley, Kirkland, Simpson Thacher and Hogan Lovells US LLP, counsel to Office Depot in corporate and securities laws matters (referred to in this joint proxy statement/prospectus as “HL”), to discuss, among other matters, the September 17, 2012 letter from Starboard and the status of the ongoing discussions with OfficeMax regarding the proposed transaction. At the meeting, Mr. Newman updated Office Depot’s board of directors regarding the potential initial public offering of Office Depot de México and other strategic options with respect to Office Depot’s investment in Office Depot de México, including the potential sale of its interest in Office Depot de México, and PJSC and Morgan Stanley provided their perspective regarding the update. At the meeting, Office Depot’s board of directors also discussed the October 20, 2012 meeting with directors of OfficeMax.

On October 24-25, 2012, the OfficeMax board of directors met at the company’s headquarters in Naperville, Illinois to, among other matters, discuss the potential merger transaction with Office Depot.

On November 15, 2012, Boise Cascade Company (formerly known as Boise Cascade, L.L.C.) (referred to in this joint proxy statement/prospectus as “Boise Cascade”) filed a registration statement on Form S-1 with the SEC related to a planned initial public offering. At this time, Boise Cascade was a wholly-owned subsidiary of Boise Cascade Holdings, L.L.C. (referred to in this joint proxy statement/prospectus as “Boise Cascade Holdings”), a holding company in which OfficeMax holds a minority investment.

On November 28, 2012, Messrs. Gangwal, Marino and Saligram met with Messrs. Hedrick and Austrian and Thomas Colligan, another member of the Office Depot board of directors, in Washington, D.C., to discuss the key elements of a proposed merger of equals structure. Following such meeting, on November 29, 2012, Mr. Gangwal sent a written summary of the key elements of the proposed transaction discussed at the meeting to Messrs. Hedrick and Austrian. Among other things, the written summary proposed:

•

the parties would pursue an all stock merger structure with a fixed exchange ratio based on historical market capitalizations during a period prior to execution of a definitive agreement or another mutually agreed period in the event of unusual or unexpected circumstances;

•	OfficeMax would be permitted to declare a special dividend to its stockholders in connection with proceeds from its investment in Boise Cascade Holdings;

•	BC Partners would commit to the treatment of its shares of Office Depot convertible preferred stock at the time of entry into a definitive merger agreement between Office Depot and OfficeMax;

•

the parties would have equal representation on the board of directors of the combined company for a period of four years following completion of the proposed transaction, with the chairman/lead director position rotating for two-year terms during such period;

•

with respect to selecting a chief executive officer for the combined company, the parties would hire a search firm and start a process about three to four months prior to the expected closing of the transaction, with the process to include the current incumbents in the mix of potential candidates and the search criteria to be established jointly by the parties;

•	until the appointment of a chief executive officer for the combined company, the combined company would have co-chief executive officers and co-chairman/lead directors; and

•

the process and timing for selecting senior management, the name and the headquarters location for the combined company would be as recommended by the chief executive officer for the combined company and based on a majority vote of the board of directors of the combined company.

At a telephonic meeting of Office Depot’s board of directors with Kirkland and HL on November 30, 2012, Mr. Hedrick provided the board of directors with an update on the November 28, 2012 meeting. Office Depot’s board of directors also discussed engaging Perella Weinberg Partners LP (referred to in this joint proxy statement/prospectus as “Perella Weinberg”) to assist Office Depot’s board of directors as an advisor in the board’s discussions with Starboard.

On December 4-5, 2012, the Office Depot board of directors met at Office Depot’s headquarters in Boca Raton, Florida to approve the engagement of Perella Weinberg. In addition, Office Depot’s board of directors, together with representatives of Office Depot’s management, PJSC, Morgan Stanley, Kirkland, Simpson Thacher and Perella Weinberg, discussed, among other matters, the status of the ongoing discussions with OfficeMax regarding the proposed transaction. At the meeting, Mr. Austrian discussed the benefits of a potential transaction with OfficeMax pursuant to the terms set forth in the written summary provided by OfficeMax on November 29, 2012. Mr. Hedrick then summarized the key transaction terms discussed with OfficeMax and, together with Mr. Colligan, described the November 28, 2012 meeting. Following discussion, at the direction of Office Depot’s board of directors Mr. Hedrick contacted Mr. Gangwal by telephone to indicate that Office Depot was willing to pursue a potential transaction based in principle on the terms included in the written summary.

On December 5-6, 2012, the OfficeMax board of directors met in Phoenix, Arizona to discuss, among other things, the proposed transaction and directed management and advisors of OfficeMax to engage with Office Depot and its advisors to pursue negotiation of a potential merger of equals transaction on the basis of the terms and conditions discussed at the meeting held on November 28, 2012. At this meeting, the OfficeMax board of directors and management also discussed the proposed due diligence process in connection with the potential transaction.

On December 14, 2012, Office Depot and OfficeMax entered into a mutual confidentiality and standstill agreement.

On December 18, 2012, Office Depot’s board of directors held a telephonic meeting with Kirkland to review, among other matters, the ongoing discussions with OfficeMax regarding a potential transaction.

Commencing on December 18, 2012 and continuing through February 20, 2013, management and advisors of Office Depot and OfficeMax engaged in reciprocal due diligence processes, coordinating the scope of responses to due diligence requests with the assistance of antitrust counsel to both parties. On December 19, 2012, the parties and their advisors held a preliminary organizational call on these matters, including the content of an initial due diligence request list and proposed data room procedures.

On December 28 and 31, 2012, Boise Cascade made cash distributions totaling $225 million to Boise Cascade Holdings, which cash distributions were required by the lenders to Boise Cascade to be maintained at Boise Cascade Holdings until completion of Boise Cascade’s planned initial public offering. On January 2, 2013, Boise Cascade Holdings publicly disclosed that it intended to use the cash proceeds received from Boise Cascade to repurchase equity securities from, and/or make a distribution to, its equityholders.

On January 7, 2013, Office Depot and OfficeMax and their respective legal counsel entered into a written joint defense agreement related to information to be exchanged in connection with potential antitrust review processes. On January 11, 2013, the parties entered into a clean team agreement providing for certain sensitive information to be shared among specifically designated members of management and outside advisors.

On January 14-15, 2013, Office Depot and OfficeMax management and their respective advisors met at Skadden’s offices in New York City, New York to provide an overview of their respective businesses, discuss financial and operational due diligence matters and estimate potential synergies achievable in various functional areas in connection with the proposed transaction. These meetings were attended by antitrust counsel to the parties. Between January 15 and February 19, 2013, members of management of Office Depot and OfficeMax reviewed and refined estimates of the potential synergies in connection with the proposed transaction.

On January 15, 2013, Mr. Austrian met with Mr. Saligram and indicated that Office Depot was reviewing various strategic alternatives with respect to Office Depot de México. In that connection, Mr. Austrian indicated that Office Depot’s Mexican joint venture partner, Grupo Gigante S.A.B. de C.V. (referred to in this joint proxy statement/prospectus as “Gigante”), had previously submitted an informal indication of interest to acquire Office Depot’s interest in Office Depot de México for cash and indicated that the proposed price range of $650-730 million would be viewed as favorable to Office Depot.

On January 16, 2013, the OfficeMax board of directors met telephonically with management to discuss, among other topics, the status of key workstreams related to the potential transaction.

On January 19, 2013, Skadden provided a draft merger agreement to Simpson Thacher. Through February 20, 2013, legal counsel and financial advisors to OfficeMax and Office Depot (including with the input of legal counsel and financial advisors to Office Depot’s board of directors) engaged in negotiations concerning the draft merger agreement and its exhibits and schedules, including covenants related to non-solicitation of acquisition proposals, the ability to change the recommendation of a party’s board of directors, termination rights and the size and triggers for a termination fee, and governance provisions to implement the merger of equals structure as of the closing and during the four-year period following the closing.

On or about January 21, 2013, Mr. Austrian further discussed with Mr. Saligram the informal indication of interest from Gigante to acquire Office Depot’s interest in Office Depot de México for cash as well as Office Depot’s perspective with respect to this proposal.

On January 24, 2013, the OfficeMax board of directors met in Chicago, Illinois with members of management and external advisors, including J.P. Morgan and Skadden. At this meeting, members of OfficeMax management provided an update on the due diligence process, including financial due diligence conducted with the assistance of an internationally recognized public accounting firm, and review of potential synergies. Mr. Saligram described the information received from Mr. Austrian concerning the informal indication of interest from Gigante related to Office Depot de México, and the OfficeMax board of directors discussed the potential significance of this joint venture to the combined company. J.P. Morgan discussed with the board certain financial analyses concerning the possible transaction with Office Depot. Skadden and J.P. Morgan described the status of open issues in connection with the transaction, including the treatment of BC Partners’ shares of Office Depot convertible preferred stock.

At a telephonic meeting on January 26, 2013, Office Depot’s board of directors, in consultation with PJSC, Morgan Stanley, Kirkland and Simpson Thacher, discussed the status of the ongoing discussions with OfficeMax regarding a potential transaction, including the January 14-15, 2013 meetings with OfficeMax in New York City, New York, and the status of due diligence. At the meeting, representatives of Office Depot’s management reviewed with Office Depot’s board of directors the synergies that might be realized in a transaction with OfficeMax and provided an update on the due diligence process. PJSC and Morgan Stanley then discussed with Office Depot’s board of directors certain financial analyses relating to the proposed transaction, including the exchange ratio and the treatment of the Office Depot convertible preferred stock held by BC Partners in the proposed transaction. Office Depot’s board of directors also discussed the revised indication of interest Office Depot had received from Gigante on January 23, 2013 regarding a potential acquisition by Gigante of Office Depot’s interest in Office Depot de México. Office Depot’s board of directors noted that Gigante’s revised offer with a proposed purchase price of $650 million represented the lower end of the price range Gigante had previously offered. Simpson Thacher reviewed with Office Depot’s board of directors the material terms of the proposed merger agreement, including the transaction structure, governance and other social issues, the treatment of the Office Depot convertible preferred stock, regulatory matters and closing conditions. Following further discussion, Office Depot’s board of directors approved the continuation of the negotiations with OfficeMax and the discussions with Gigante regarding a potential sale of Office Depot’s interest in Office Depot de México.

Commencing on January 31, 2013 and continuing through February 19, 2013, PJSC, Morgan Stanley and J.P. Morgan engaged in negotiations concerning the exchange ratio, including discussing movement in the parties’ respective stock prices since Fall 2012 and unexpected circumstances during such time period. At various times during this period, PJSC and Morgan Stanley indicated to J.P. Morgan that BC Partners was unwilling to commit to the treatment of its shares of Office Depot convertible preferred stock at the time of entry into a definitive merger agreement between Office Depot and OfficeMax and wanted to retain its flexibility to hold or convert its shares of Office Depot convertible preferred stock and hold or sell shares of Office Depot common stock issued upon conversion of the Office Depot convertible preferred stock in accordance with its existing contractual rights with Office Depot (including its governance and registration rights). J.P. Morgan reiterated to PJSC and Morgan Stanley that OfficeMax viewed certainty as to the treatment of BC Partners’ shares of Office Depot convertible preferred stock and its associated governance rights in the combined company at the time of signing a merger agreement as key elements of the proposed merger of equals structure.

In early February 2013, Office Depot’s board of directors formed a committee (referred to in this joint proxy statement/prospectus as the “transaction committee”), consisting of Messrs. Fife, Colligan and Travis and Marsha Evans, to review, evaluate and discuss, and to supervise management’s negotiation of, the proposed transaction with OfficeMax and the potential sale of Office Depot’s interest in Office Depot de México. Commencing on February 5, 2013 and continuing through February 19, 2013, the transaction committee of Office Depot’s board of directors met with Kirkland and Perella Weinberg and, from time to time, with Office Depot’s other financial and legal advisors to review and discuss, among other matters, the ongoing negotiations with OfficeMax regarding the proposed transaction and Gigante’s proposal to acquire Office Depot’s interest in Office Depot de México.

In early February 2013, Office Depot’s board of directors formed another committee (referred to in this joint proxy statement/prospectus as the “BC Partners committee”), consisting of Messrs. Colligan and Travis and Ms. Evans, to review, evaluate and discuss, and to supervise management’s negotiation of, the treatment of Office Depot’s convertible preferred stock owned by BC Partners in the proposed transaction with OfficeMax. Commencing on February 6, 2013 and continuing through February 19, 2013, the BC Partners committee of Office Depot’s board of directors met with Kirkland and Perella Weinberg and, from time to time, with Office Depot’s other financial and legal advisors to review and discuss the negotiations with BC Partners in connection with the proposed transaction with OfficeMax.

On February 6, 2013, Mr. Austrian and Ms. Garcia and Mr. Saligram and Matthew Broad, executive vice president and general counsel of OfficeMax, met in Atlanta, Georgia and discussed certain open issues in the proposed transaction, including the parties’ respective plans for employee retention during the pendency of the transaction and during the integration period following the closing. At this meeting, Mr. Austrian described a price range of approximately $650-730 million included in the informal indications of interest previously presented to Office Depot by Gigante to acquire Office Depot’s interest in Office Depot de México together with an exclusive right to the “Office Depot” brand within Central and Latin America. Mr. Austrian indicated that Gigante’s offer was subject to receipt of third party financing. Participants at this meeting then discussed views related to the Latin American markets and the importance of brand names in such markets.

On February 8, 2013, the OfficeMax board of directors met telephonically with members of OfficeMax management, Skadden and Dechert. At this meeting, Mr. Saligram provided an update on open issues in the proposed transaction with Office Depot, including the exchange ratio, the treatment of BC Partners’ shares of Office Depot convertible preferred stock, the parties’ proposed approach to employee retention and the status of discussions concerning Office Depot de México. The OfficeMax board of directors again discussed the potential significance of this joint venture to the combined company as well as the strategic implications for the combined company of transferring the exclusive right to the “Office Depot” brand within Central and Latin America.

On February 8, 2013, Office Depot’s board of directors met at its headquarters in Boca Raton, Florida to review and discuss, in consultation with representatives of Office Depot’s management, PJSC, Morgan Stanley, Perella Weinberg, Kirkland, Simpson Thacher, various aspects of the proposed transaction with OfficeMax, including the fiduciary duties of the Office Depot directors in connection with the proposed transaction with OfficeMax, the results of due diligence, the material terms of the proposed merger agreement, certain retention issues and communications plans. At the meeting, representatives of PJSC and Morgan Stanley also reviewed with Office Depot’s board of directors certain financial analyses regarding the proposed transaction, as well as the status of discussions with J.P. Morgan, OfficeMax’s financial advisor, on the remaining open issues. In addition, PJSC and Morgan Stanley discussed with Office Depot’s board of directors the proposed transaction with OfficeMax in relation to other strategic alternatives available to Office Depot, including the prospects of Office Depot as a standalone company and a potential sale of Office Depot de México. Office Depot management updated the directors of Office Depot on the status of discussions with Gigante concerning Office Depot de México. Based on input received from significant stockholders of Office Depot, including BC Partners and Starboard, Office Depot’s directors recognized and took into account the fact that elements of the Office Depot stockholder base were interested in Office Depot pursuing a potential sale of Office Depot de México. Following discussion, Office Depot’s board of directors authorized Office Depot’s management and its financial and legal advisors to continue discussions and negotiations with OfficeMax and its advisors regarding a potential transaction.

On February 8 and 11, 2013, Skadden provided to Simpson Thacher draft documents related to the treatment of BC Partners’ shares of Office Depot convertible preferred stock, proposing that 100% of the Office Depot convertible preferred stock be converted into shares of Office Depot common stock at the closing and that

BC Partners cease to have contractual governance rights associated with this investment other than a single board seat for so long as BC Partners held 10% or more of the common equity of the combined company. Simpson Thacher provided these drafts to the BC Partners committee of Office Depot’s board of directors, PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Latham & Watkins LLP (referred to in this joint proxy statement/prospectus as “Latham”), counsel to BC Partners.

On February 11, 2013, at the direction of Office Depot’s board of directors, PJSC and Morgan Stanley communicated to J.P. Morgan two alternative proposals for the exchange ratio in the proposed transaction: (1) an exchange ratio under which OfficeMax stockholders would hold shares of the combined company representing 45% of the combined company’s outstanding shares (assuming BC Partners did not convert its shares of Office Depot convertible preferred stock), with OfficeMax permitted to distribute approximately $130 million to its stockholders in connection with proceeds from its investment in Boise Cascade Holdings prior to the closing, or (2) an exchange ratio under which OfficeMax stockholders would hold shares of the combined company representing 47% of the combined company’s outstanding shares (assuming BC Partners did not convert its shares of Office Depot convertible preferred stock), with no ability for OfficeMax to distribute proceeds from its investment in Boise Cascade Holdings prior to the closing.

On February 11, 2013, OfficeMax publicly announced that it would receive approximately $129 million in cash proceeds on February 12, 2013 related to its investment in Boise Cascade Holdings, consisting of approximately $112 million related to the redemption of all of the non-voting Series A Units of Boise Cascade Holdings held by OfficeMax and approximately $17 million as a distribution in respect of the voting Series B Units of Boise Cascade Holdings held by OfficeMax. Following this redemption, OfficeMax would retain approximately 20% of the voting equity in Boise Cascade Holdings.

Also on February 11, 2013, Messrs. Saligram and Austrian spoke by telephone to confirm the scheduling of the parties’ respective upcoming board meetings for the consideration of the potential transaction on February 18 and 19 and the issuance of a press release as soon as possible after board approval and the execution of definitive documents related to the potential transaction.

On February 12, 2013, Office Depot’s board of directors met telephonically with Ms. Garcia, PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher to review the position of BC Partners with respect to the treatment of the Office Depot convertible preferred stock held by BC Partners in the proposed transaction with OfficeMax. Mr. Bateman stated that BC Partners generally wished to retain its existing rights and obligations with respect to its Office Depot convertible preferred stock with only a few of the modifications proposed by OfficeMax, that BC Partners was willing to commit to a specific treatment of its Office Depot convertible preferred stock at the time of completion of the proposed transaction but not at the time of signing a definitive transaction agreement and that BC Partners wished to retain the option to convert its Office Depot convertible preferred stock into Office Depot common stock and sell or hedge such shares at any time prior to completion of the proposed transaction.

On February 13, 2013, Office Depot’s board of directors and the BC Partners committee of Office Depot’s board of directors held multiple telephonic meetings to review with their advisors, among other matters, the status of negotiations with BC Partners regarding the Office Depot convertible preferred stock held by them. Following discussions with BC Partners, PJSC reported to Office Depot’s board of directors that BC Partners was willing to agree to not sell any of its shares from the time of signing of the proposed transaction agreement until the Office Depot stockholder meeting to vote on the proposed transaction. However, BC Partners wished to retain flexibility to engage in transactions with respect to its Office Depot convertible preferred stock following the Office Depot stockholder meeting to vote on the proposed transaction and to retain a less than 5% ownership level in the combined company upon completion of the proposed transaction.

Later on February 13, 2013, the OfficeMax board of directors met telephonically with members of management, J.P. Morgan and Skadden to discuss open issues in the proposed transaction with Office Depot,

including Office Depot’s proposed alternatives for the exchange ratio, the treatment of BC Partners’ shares of Office Depot convertible preferred stock and the status of discussions concerning Office Depot de México. The OfficeMax board of directors again discussed the strategic implications for the combined company of a sale of Office Depot’s stake in Office Depot de México and the proposed license to the “Office Depot” brand. J.P. Morgan updated the OfficeMax board of directors that BC Partners had communicated to Office Depot and its advisors that it would seek to retain flexibility with respect to its shares of Office Depot convertible preferred stock during the period following the Office Depot stockholder meeting to vote on the proposed transaction and through the closing, but would agree to reduce its stake to less than 5% of the common equity of the combined company as of the closing. At this meeting, the OfficeMax board of directors directed OfficeMax’s management and advisors to obtain additional clarity on BC Partners’ position, and to negotiate for (1) an increased exchange ratio under which OfficeMax stockholders would hold shares of the combined company representing 47% of the combined company’s outstanding shares (assuming BC Partners did not convert its shares of Office Depot convertible preferred stock), with OfficeMax being permitted to distribute approximately $130 million to its stockholders in connection with proceeds from its investment in Boise Cascade Holdings prior to the closing, and (2) a consent right related to Office Depot’s ability to pursue a transaction involving Office Depot de México.

In the evening of February 13, 2013, Office Depot’s board of directors met with Ms. Garcia, PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher. Representatives of PJSC and Morgan Stanley informed Office Depot’s board of directors of the discussions they had with J.P. Morgan following the meeting of the OfficeMax board of directors, including as to the remaining open issues in the proposed transaction.

In the morning of February 14, 2013, the transaction committee of Office Depot’s board of directors met telephonically with members of Office Depot’s management and Kirkland to discuss, among other matters, the potential sale of Office Depot’s interest in Office Depot de México, including OfficeMax’s request for a consent right regarding such sale.

At a telephonic meeting of Office Depot’s board of directors in the afternoon of February 14, 2013 in which Ms. Garcia, PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher participated, Office Depot’s board of directors discussed the then current status of discussions regarding the proposed transaction with OfficeMax, including OfficeMax’s request for a consent right regarding a potential sale of Office Depot’s interest in Office Depot de México, and reviewed the status of negotiations with BC Partners. Following discussion, Office Depot’s board of directors authorized PJSC and Morgan Stanley to communicate to J.P. Morgan a revised proposal, pursuant to which (1) OfficeMax stockholders would hold shares of the combined company representing approximately 46% of the combined company’s outstanding shares (assuming BC Partners did not convert its shares of Office Depot convertible preferred stock), representing an exchange ratio of 2.69 shares of Office Depot common stock for each share of OfficeMax common stock with OfficeMax being permitted to distribute approximately $130 million to its stockholders in connection with proceeds from its investment in Boise Cascade Holdings prior to the closing and (2) Office Depot would retain the right to sell Office Depot’s interest in Office Depot de México to Gigante without being required to obtain the consent of OfficeMax pursuant to the proposed transaction.

Later on February 14, 2013, the OfficeMax board of directors met telephonically with members of management, J.P. Morgan and Skadden to receive an update on open issues in the proposed transaction with Office Depot. At this meeting, J.P. Morgan indicated that, following negotiation among the parties’ respective financial advisors, PJSC and Morgan Stanley had proposed an exchange ratio of 2.69 shares of Office Depot common stock for each share of OfficeMax common stock, under which OfficeMax stockholders would represent approximately 46% of the combined company’s outstanding shares (assuming BC Partners did not convert its shares of Office Depot convertible preferred stock), with OfficeMax permitted to distribute approximately $130 million to its stockholders in connection with proceeds from its investment in Boise Cascade Holdings prior to the closing. The directors discussed the proposed consent right related to Office Depot’s ability to pursue a transaction involving Office Depot de México. The OfficeMax board of directors also discussed BC

Partners’ position on retaining flexibility with respect to its shares of Office Depot convertible preferred stock, and directed OfficeMax’s management and advisors to negotiate the structure for reducing BC Partners’ stake to less than 5% of the common equity of the combined company as of the closing as well as restrictions on BC Partners’ ability to sell during the period following the Office Depot stockholder meeting to vote on the proposed transaction and through the closing.

Commencing on February 15, 2013 through February 20, 2013, J.P. Morgan, Skadden, PJSC, Morgan Stanley, Perella Weinberg, Simpson and Latham engaged in negotiations concerning the treatment of BC Partners’ shares of Office Depot convertible preferred stock in connection with the proposed transaction, including with respect to the scope of BC Partners’ voting agreement, restrictions on BC Partners’ ability to convert its shares of Office Depot convertible preferred stock into Office Depot common stock and to sell its shares of Office Depot common stock during the period following the Office Depot stockholder meeting to vote on the proposed transaction and through the closing, the redemption of preferred shares or repurchase of common shares held by BC Partners in order to reduce its stake to less than 5% of the common equity of the combined company as of the closing, a standstill agreement applicable for a two-year period following the closing and the termination of all contractual governance rights of BC Partners as of the closing.

In the morning of February 15, 2013, Office Depot’s board of directors met telephonically with Ms. Garcia, PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher to review the ongoing negotiations with OfficeMax regarding the proposed transaction and with BC Partners regarding the treatment of the Office Depot convertible preferred stock held by them in the proposed transaction. PJSC and Morgan Stanley reported that OfficeMax insisted on a consent right regarding a potential sale of Office Depot’s interest in Office Depot de México, but that OfficeMax agreed that its consent could not be unreasonably withheld. Office Depot’s board of directors then discussed the potential consequences of the requested consent right, both in relation to the proposed transaction with OfficeMax as well as in relation to the prospects for a sale of Office Depot’s interest in Office Depot de México and Office Depot’s operations in Latin America.

On the same day, Office Depot’s board of directors received a conditional offer from Gigante, pursuant to which Gigante offered to purchase Office Depot’s interest in Office Depot de México and the right and license to use the “Office Depot” name and brand across Latin America for approximately $690 million in cash. Gigante’s offer was subject to a number of conditions, including the receipt of approval of Gigante’s shareholders, receipt of regulatory approvals and agreement by Office Depot to a 120 day exclusivity period. Gigante’s offer also contemplated receipt of third party financing. Later on February 15, 2013, press reports announced that Office Depot and Gigante were discussing a sale of Office Depot de México to Gigante.

On February 15, 2013, Messrs. Austrian and Saligram further discussed the proposed consent right relating to a transaction involving Office Depot de México and the treatment of BC Partners’ stake in Office Depot in connection with the proposed transaction.

On February 15, 2013, the OfficeMax board of directors met telephonically with members of management, J.P. Morgan and Skadden and received an update on the status of negotiations on open issues in the proposed transaction with Office Depot, including the proposed consent right relating to a transaction involving Office Depot de México and the terms for the treatment of BC Partners’ stake in Office Depot in connection with the proposed transaction. Later on February 15, 2013, Skadden provided to Simpson Thacher a draft of the proposed consent right, pursuant to which Office Depot would be required to obtain OfficeMax’s prior consent in connection with a potential sale of all or any significant portion of Office Depot de México, including Office Depot’s interest in Office Depot de México, which consent could not be unreasonably withheld and as to which OfficeMax would be entitled to take into account all such considerations as it may determine to be appropriate (including financial, non-financial or strategic factors). Skadden indicated that OfficeMax was not prepared to proceed with the proposed transaction without such consent right.

At a telephonic meeting of Office Depot’s board of directors early on February 16, 2013, Office Depot’s board of directors, together with Ms. Garcia, PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher discussed Gigante’s offer of February 15, 2013, including the impact of a potential sale of Office Depot’s interest in Office Depot de México on the proposed transaction with OfficeMax. Office Depot’s board of directors and its advisors considered OfficeMax’s position that it was not prepared to proceed with the proposed transaction without having the proposed right to consent to a potential sale of Office Depot de México. Office Depot’s board of directors also considered that the proposed consent could not be unreasonably withheld. Office Depot’s board of directors and its advisors discussed the potential consequences of the proposed consent right, both in relation to the proposed transaction with OfficeMax as well as in relation to the prospects for a sale of Office Depot’s interest in Office Depot de México and Office Depot’s operations in Latin America, and concluded that the strategic rationale for the proposed transaction with OfficeMax took priority over the potential sale of Office Depot de México. Following discussion, Office Depot’s board of directors determined that it would be in the best interests of Office Depot and its stockholders to agree to the proposed consent right in order to induce OfficeMax to enter into a definitive agreement and to secure the benefits of the proposed merger transaction for Office Depot stockholders.

On February 17, 2013, Mr. Hedrick contacted Mr. Gangwal by telephone to discuss the treatment of BC Partners’ shares of Office Depot convertible preferred stock and open issues related to the governance of the combined company. On the same date, Mr. Saligram contacted Mr. Austrian to request a meeting with representatives of both Office Depot and BC Partners to discuss the treatment of BC Partners’ shares of Office Depot convertible preferred stock in connection with the proposed transaction.

On February 17, 2013, the OfficeMax board of directors met telephonically with members of management, J.P. Morgan and Skadden and received an update on the status of negotiations on open issues in the proposed transaction with Office Depot, including that Mr. Saligram had requested a meeting with Office Depot at which principals of BC Partners would be present.

On the morning of February 18, 2013, Messrs. Gangwal, Marino and Saligram met with Messrs. Hedrick, Austrian, Fife and Svider at the offices of Simpson Thacher in New York City, New York. At this meeting, the parties discussed how to reconcile BC Partners’ desire to retain flexibility with respect to its shares of Office Depot convertible preferred stock after the time of signing a definitive transaction agreement with OfficeMax’s view that its stockholders should have certainty as of that time as to BC Partners’ stake in the combined company and that BC Partners should retain no contractual governance rights following the closing. Later on February 18, 2013, BC Partners and Office Depot communicated to OfficeMax a revised proposal under which 50% of BC Partners’ shares of Office Depot convertible preferred stock would be redeemed by Office Depot following receipt of the Office Depot stockholder approval of the transaction and BC Partners’ stake would be reduced to less than 5% of the common equity of the combined company as of the closing. Negotiations on additional open issues related to the treatment of BC Partners’ shares of Office Depot convertible preferred stock continued among legal counsel and financial advisors of the parties through February 20, 2013.

On the same day, The Wall Street Journal reported that OfficeMax and Office Depot were engaged in discussions concerning a possible transaction.

On February 19, 2013, Office Depot’s board of directors met at the offices of Simpson Thacher in New York City, New York with representatives of Office Depot’s management, PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher to review and discuss, among other matters, the proposed transaction with OfficeMax. During these meetings, Office Depot’s board of directors considered and evaluated the consequences of the proposed transaction for a potential sale of Office Depot’s interest in Office Depot de México, including that Office Depot would be required to obtain OfficeMax’s consent to such sale pursuant to the proposed merger agreement. Office Depot’s board of directors also reviewed the regulatory approval process relating to the proposed transaction with OfficeMax and discussed with Office Depot’s management the estimated annual synergies of $400 to $600 million for the combined company. Representatives of Kirkland reviewed with Office Depot’s board of directors the Office Depot directors’ fiduciary duties in connection with the proposed transaction. Representatives of Office Depot’s management and Simpson Thacher provided Office Depot’s board of directors with an update regarding the due diligence process and findings. Simpson Thacher then discussed with Office Depot’s board of directors the material terms and provisions of the proposed merger agreement with OfficeMax and reviewed with Office Depot’s board of directors its analysis of antitrust matters related to the proposed transaction. Simpson Thacher also provided an overview of the arrangements proposed to be entered into with BC Partners. PJSC and Morgan Stanley then reviewed with Office Depot’s board of directors their respective financial analyses of the proposed transaction with OfficeMax and discussed certain transaction key terms and reviewed the exchange ratio. Perella Weinberg also provided its observations regarding the proposed transaction with OfficeMax. PJSC and Morgan Stanley then delivered to Office Depot’s board of directors their respective oral opinions, which were subsequently confirmed by delivery of written opinions dated February 19, 2013, that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in their respective written opinions, the exchange ratio provided for in the merger agreement was fair from a financial point of view to Office Depot.

Later on February 19, 2013, the BC Partners committee of Office Depot’s board of directors met at the offices of Simpson Thacher in New York City, New York with Messrs. Austrian and Hedrick, Brenda Gaines and Kathleen Mason and representatives of PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher and, following review of the final terms of the proposed treatment of the Office Depot convertible preferred stock in the proposed transaction with OfficeMax, unanimously recommended that Office Depot’s board of directors approve the treatment of the Office Depot convertible preferred stock in the proposed transaction with OfficeMax as reflected in the merger agreement, the voting agreement and the termination agreement. Later that day, the transaction committee of Office Depot’s board of directors met at the offices of Simpson Thacher in New York City, New York with Messrs. Austrian, Hedrick and Fife and Mmes. Gaines and Mason and representatives of PJSC, Morgan Stanley, Perella Weinberg, Kirkland and Simpson Thacher and, following review of the final terms of the proposed transaction with OfficeMax, unanimously recommended that Office Depot’s board of directors approve the merger agreement and the transactions contemplated by the merger agreement.

On the evening of February 19, 2013, following a discussion of the proposed transaction, Office Depot’s board of directors unanimously voted to approve the merger agreement and the agreements with BC Partners and the transactions contemplated thereby and authorized management of Office Depot to take actions designed to accomplish the transactions contemplated by the merger agreement and the agreements with BC Partners.

Throughout February 18-19, 2013, the OfficeMax board of directors met at Skadden’s offices in New York City, New York with members of management, J.P. Morgan and Skadden and received updates concerning the status of negotiations on open issues in the proposed transaction with Office Depot. During these meetings, the OfficeMax board of directors also reviewed with Dechert its analysis of antitrust matters related to the proposed transaction and discussed with OfficeMax management the estimated annual synergies of $400-600 million for the combined company and key due diligence findings related to Office Depot. Skadden reviewed with the OfficeMax board of directors its legal duties and responsibilities in connection with the proposed transaction. J.P. Morgan reviewed with the OfficeMax board of directors its financial analysis of the exchange ratio. Skadden provided an update on the material terms and provisions of the merger agreement and agreement with BC Partners and changes to such agreements that had been negotiated since the written transaction summary and draft of the merger agreement provided to the OfficeMax board of directors in advance of the meetings. J.P. Morgan delivered to the OfficeMax board of directors an oral opinion, which was confirmed by delivery of a written opinion dated February 19, 2013, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the exchange ratio in the proposed transaction with Office Depot was fair, from a financial point of view, to the holders of OfficeMax common stock. Following a discussion of the proposed transaction, on the evening of February 19, 2013, the OfficeMax board of directors unanimously voted to approve the merger agreement and agreement with BC Partners and the transactions contemplated thereby and authorized management of OfficeMax to take actions designed to accomplish the transactions contemplated thereby.

Following the meetings of the Office Depot board of directors and the OfficeMax board of directors, legal counsel and financial advisors to Office Depot and OfficeMax finalized the transaction documents.

On the morning of February 20, 2013, Office Depot and OfficeMax executed the merger agreement and executed the definitive agreements with BC Partners contemplated by the merger agreement. As planned, Office Depot and OfficeMax then issued a joint press release announcing the transaction.

Recommendation of Office Depot’s Board of Directors and Reasons for the Transactions

By a vote at a meeting held on February 19, 2013, Office Depot’s board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance, were advisable and in the best interests of Office Depot and its stockholders and approved the Office Depot share issuance. Office Depot’s board of directors recommends that Office Depot stockholders vote “FOR” the proposal to approve the Office Depot share issuance at the Office Depot special meeting.

In evaluating the proposed transactions, Office Depot’s board of directors consulted with Office Depot’s management and legal and financial advisors and, in reaching its determination and recommendation, Office Depot’s board of directors considered a number of factors. Office Depot’s board of directors also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement.

Many of the factors considered favored the conclusion of Office Depot’s board of directors that the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance, are advisable and in the best interests of Office Depot and its stockholders, including the following:

•	the growing challenges faced by the industry, including increasing competition and macroeconomic trends, and the attendant risks to Office Depot in continuing as an independent public company;

•

the expectation that the combined company will be well positioned to optimize and integrate its sales platform and distribution network to better compete with online retailers, mass merchants, warehouse clubs, and other retailers that are placing a greater emphasis on office product sales;

•	the opportunity to combine resources and expertise to better meet the needs of consumers and business-to-business customers of both companies;

•	the expectation that the combined company will deliver long-term operating improvement, with greater potential for earnings expansion;

•

the expectation based on estimates by Office Depot and OfficeMax management prior to the execution of the merger agreement that the transactions will deliver $400-600 million in annual cost synergies by the third year following completion of the transactions;

•	the increased financial strength of the combined company and the resulting ability to invest in current businesses and future growth opportunities;

•	the combination of the two companies’ complementary international businesses, strengthening the combined company’s ability to serve customers around the world;

•

the fact that, based on the shares of Office Depot common stock and Office Depot convertible preferred stock then outstanding, Office Depot stockholders would own shares of the combined company representing approximately 54.0% of the combined company’s outstanding shares immediately following completion of the transactions (assuming that BC Partners does not convert its shares of Office Depot convertible preferred stock into Office Depot common stock), or approximately 57.2% of the combined company’s outstanding shares immediately following completion of the transactions (assuming that following the Office Depot special meeting and prior to completion of the transactions BC Partners converts its shares of Office Depot convertible preferred stock into Office Depot common stock subject to the restrictions set forth in the voting agreement);

•

the long-term financial results of Office Depot as a standalone company and the strategic options with respect to Office Depot de México, Office Depot’s Mexican joint venture business, including a potential initial public offering and a potential sale of Office Depot’s interest in Office Depot de México;

•

information and discussions with Office Depot’s management and advisors regarding OfficeMax’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of OfficeMax as a standalone company, the size and scale of the combined company and the expected pro forma effect of the proposed transactions on the combined company;

•

the oral opinions of PJSC and Morgan Stanley delivered to Office Depot’s board of directors on February 19, 2013, each of which was subsequently confirmed by delivery of a written opinion dated February 19, 2013, that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in their respective written opinions, the exchange ratio provided for in the merger agreement was fair from a financial point of view to Office Depot, as more fully described under “—Opinions of Office Depot’s Financial Advisors” beginning on page 88. The full text of each of the written opinions of PJSC and Morgan Stanley, each dated February 19, 2013, which sets forth the assumptions made, procedures followed, matters considered, limitations and scope of the review undertaken by PJSC and Morgan Stanley in rendering their respective opinions, is attached as Annexes C and D, respectively, to this joint proxy statement/prospectus;

•

the unanimous recommendations of the transaction committee and the BC Partners committee of Office Depot’s board of directors that Office Depot’s board of directors approve the merger agreement and approve the treatment of the Office Depot convertible preferred stock owned by BC Partners in the proposed transactions, respectively;

•

the review by Office Depot’s board of directors with its advisors of the structure of the proposed transactions and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the proposed transactions and Office Depot board’s evaluation of the likely time period necessary to complete the transactions. Office Depot’s board of directors also considered the following specific aspects of the merger agreement:

•

the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either Office Depot or OfficeMax for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•

the fact that the representations and warranties of Office Depot and OfficeMax, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the transactions, subject to specific limitations, are generally reciprocal;

•

the requirement to use reasonable best efforts to obtain approvals or clearances by the applicable competition authorities, including by divesting assets, holding separate assets or otherwise taking any other action that would limit Office Depot’s or OfficeMax’s freedom of action, except to the extent that such action would reasonably be expected to have a material adverse effect after the closing on the combined company, including the overall benefits expected to be derived by the parties from the transactions;

•

Office Depot’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative transaction, if Office Depot’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the proposed transactions with OfficeMax;

•

the right of Office Depot’s board to change its recommendation in favor of the adoption of the merger agreement in response to a superior proposal and/or terminate the merger agreement in order to accept a superior proposal if Office Depot’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the transactions that are proposed by OfficeMax and, in connection with the termination of the merger agreement, payment to OfficeMax of a $30 million termination fee);

•

the right of Office Depot’s board to change its recommendation in favor of the adoption of the merger agreement (other than in response to the receipt of a written unsolicited bona fide proposal relating to an alternative transaction, which is subject to the preceding sub-bullet above) if Office Depot’s board of directors has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the transactions that are proposed by OfficeMax);

•

the fact that BC Partners, which, as of February 20, 2013, held approximately 22% of the outstanding voting power of Office Depot, has agreed to vote in favor of the Office Depot share issuance, subject to certain exceptions;

•

the expectation that the first merger and the LLC conversion, taken together, and the second merger and third merger, taken together, will each constitute a “reorganization” within the meaning of Section 368(a) of the Code.

In the course of its deliberations, Office Depot’s board of directors also considered a variety of risks and other potentially negative factors, including the following:

•

the possibility that the transactions may not be completed or that completion may be unduly delayed for reasons beyond the control of Office Depot and/or OfficeMax, including the potential length of the regulatory review process and the risk that applicable antitrust and competition authorities may prohibit or enjoin the transactions or otherwise impose conditions on Office Depot and/or OfficeMax in order to obtain clearance for the transactions;

•

the requirement to obtain OfficeMax’s consent for a potential sale of all or any significant portion of Office Depot de México, including Office Depot’s interest in Office Depot de México, which consent may not be unreasonably withheld and as to which OfficeMax is entitled to take into account all such considerations as it may determine to be appropriate (including financial, non-financial or strategic factors), as described in the section entitled “The Merger Agreement—Conduct of Business Pending the Completion of the Transactions” beginning on page 156;

•

the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the transactions, and the potential effect of the transactions on Office Depot’s business and relations with customers, suppliers and strategic alliance and joint venture partners;

•

the potential that the fixed exchange ratio could result in Office Depot delivering greater value to OfficeMax stockholders than had been anticipated should the value of the shares of Office Depot common stock increase from the date of execution of the merger agreement;

•

the restrictions on the conduct of Office Depot’s business prior to completion of the proposed transactions, requiring Office Depot to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent Office Depot from undertaking business opportunities that may arise pending completion of the transactions and could negatively impact Office Depot’s ability to attract and retain employees and decisions of customers, suppliers and strategic alliance and joint venture partners;

•

the risk that anticipated strategic and other benefits to Office Depot and OfficeMax following completion of the transactions, including the estimated synergies described above, will not be realized or will take longer to realize than expected;

•

the fact that the merger agreement includes restrictions on the ability of Office Depot to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions (including the requirement to pay a $30 million termination fee in the event Office Depot accepts a superior proposal), which could have the effect of discouraging such proposals from being made or pursued;

•	the transaction costs to be incurred in connection with the proposed transactions;

•	risks of the type and nature described under the sections titled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements” beginning on pages 35 and 33, respectively.

Office Depot’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by Office Depot’s board of directors is not exhaustive. In view of the wide variety of factors considered by Office Depot’s board of directors in connection with its evaluation of the proposed transactions and the complexity of these matters, Office Depot’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Office Depot’s board of directors evaluated the factors described above, among others, and reached a consensus that the merger agreement and the transactions contemplated by the merger agreement, including the Office Depot share issuance, were advisable and in the best interests of Office Depot and its stockholders. In considering the factors described above and any other factors, individual members of Office Depot’s board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of Office Depot’s board of directors to approve the Office Depot share issuance, Office Depot stockholders should be aware that the executive officers and directors of Office Depot may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of Office Depot stockholders more generally. Office Depot’s board of directors was aware of these interests and considered them when approving the Office Depot share issuance and recommending that Office Depot stockholders vote to approve the Office Depot share issuance. See “—Interests of Certain Office Depot Persons in the Transactions” on page 118.

Recommendation of OfficeMax’s Board of Directors and Reasons for the Transactions

By a vote at a meeting held on February 19, 2013, the OfficeMax board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of OfficeMax and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the first merger and second merger. The OfficeMax board of directors recommends that OfficeMax stockholders vote “FOR” the proposal to adopt the merger agreement and to approve the first merger and the second merger at the OfficeMax special meeting.

In evaluating the proposed transactions, the OfficeMax board of directors consulted with OfficeMax’s management and legal and financial advisors and, in reaching its determination and recommendation, the

OfficeMax board of directors considered a number of factors. The OfficeMax board of directors also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement.

Many of the factors considered favored the conclusion of the OfficeMax board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of OfficeMax and its stockholders, including the following:

•	the growing challenges faced by the industry, including increasing competition and macroeconomic trends, and the attendant risks to OfficeMax in continuing as an independent public company;

•

the expectation that the combined company will be well positioned to optimize and integrate its sales platform and distribution network to better compete with online retailers, mass merchants, warehouse clubs, and other retailers that are placing a greater emphasis on office product sales;

•	the opportunity to combine resources and expertise to better meet the needs of consumers and business-to-business customers of both companies;

•	the expectation that the combined company will deliver long-term operating improvement, with greater potential for earnings expansion;

•

the expectation based on estimates by OfficeMax and Office Depot management prior to the execution of the merger agreement that the transactions will deliver $400-600 million in annual cost synergies by the third year following completion of the transactions;

•	the increased financial strength of the combined company and the resulting ability to invest in current businesses and future growth opportunities;

•	the combination of the two companies’ complementary international businesses, strengthening the combined company’s ability to serve customers around the world;

•

the expectation that the combination of the two companies will better enable scaling of innovations and new strategies that both companies have developed and pursued independently, including to promote growth as a multichannel distributor;

•	the structure of the transactions as a merger of equals, including the governance terms in the merger agreement providing that:

•	the board of directors of the combined company will include equal representation from each of the two companies;

•	the selection committee overseeing the search process for naming the chief executive officer for the combined company will include equal representation from each of the two companies;

•	both incumbent chief executive officers, as well as external candidates, will be considered in the search process;

•	the combined company’s management team will draw upon experienced leaders from both companies; and

•

the combined company’s name, marketing brands and corporate headquarters location will be determined by the board of directors of the combined company following the appointment of the chief executive officer for the combined company and taking into account his or her recommendation;

•

the fact that the exchange ratio of 2.69 shares of Office Depot common stock for each share of OfficeMax common stock is fixed, consistent with the principles underlying the merger of equals structure for the transactions;

•	the fact that, based on the shares and convertible securities then outstanding, OfficeMax stockholders would own approximately 46.0% of the combined company immediately following completion of the transactions (assuming that BC Partners does not convert its shares of Office Depot convertible preferred stock), or approximately 42.8% of the combined company immediately following completion of the transactions (assuming that following the Office Depot special meeting and prior to completion of the transactions BC Partners converts and sells all of its remaining shares of Office Depot convertible preferred stock);

•	the projected long-term financial results of OfficeMax as a standalone company;

•

the fact that the exchange ratio with an implied value of $12.35 per share of OfficeMax common stock, based upon the closing price of Office Depot common stock on February 15, 2013 (the last trading date before the date of the OfficeMax board meeting) represented a premium of 14.9% to the closing price of OfficeMax common stock on the same date;

•

the fact that the merger agreement permits OfficeMax to make a distribution to holders of its common stock of $1.50 per share of OfficeMax common stock, not to exceed $131 million in the aggregate, which distribution will not result in any adjustment to the exchange ratio;

•

the potential stockholder value that might result from other alternatives available to OfficeMax, including seeking an alternative transaction with another third party or remaining an independent public company, in each case, considering the potential for OfficeMax stockholders to share in any future earnings growth of OfficeMax’s businesses and continued costs;

•	the board’s familiarity with, and understanding of, OfficeMax’s business, assets, financial condition, results of operations, current business strategy and prospects;

•

information and discussions with OfficeMax’s management and advisors regarding Office Depot’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Office Depot as a standalone company, the size and scale of the combined company and the expected pro forma effect of the proposed transactions on the combined company;

•

the oral opinion of J.P. Morgan delivered to OfficeMax’s board on February 19, 2013, which was confirmed by delivery of a written opinion dated February 19, 2013, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to holders of OfficeMax common stock, as more fully described under “—Opinion of OfficeMax’s Financial Advisor” beginning on page 108. The full text of the written opinion of J.P. Morgan, dated February 19, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus;

•

the review by the OfficeMax board of directors with its advisors of the structure of the proposed transactions and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the proposed transactions and the OfficeMax board’s evaluation of the likely time period necessary to complete the transactions. The OfficeMax board of directors also considered the following specific aspects of the merger agreement:

•

the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either OfficeMax or Office Depot for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•

the fact that the representations and warranties of OfficeMax and Office Depot, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the transactions, subject to specific limitations, are generally reciprocal;

•

the requirement to use reasonable best efforts to obtain approvals or clearances by applicable competition authorities, including by divesting assets, holding separate assets or otherwise taking any other action that would limit OfficeMax’s or Office Depot’s freedom of action, except to the extent that such action would reasonably be expected to have a material adverse effect after the closing on the combined company, including the overall benefits expected to be derived by the parties from the transactions;

•

Office Depot’s requirement to obtain OfficeMax’s consent for a potential sale of all or any significant portion of Office Depot de México, including Office Depot’s interest in Office Depot de México, which consent may not be unreasonably withheld and as to which OfficeMax is entitled to take into account all such considerations as it may determine to be appropriate (including financial, non-financial or strategic factors), as described in the section entitled “The Merger Agreement—Conduct of Business Pending the Completion of the Transactions” beginning on page 156;

•

OfficeMax’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative transaction, if the OfficeMax board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the proposed transactions with Office Depot;

•

the right of OfficeMax’s board to change its recommendation in favor of the adoption of the merger agreement in response to a superior proposal and/or terminate the merger agreement in order to accept a superior proposal if the OfficeMax board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the transactions that are proposed by Office Depot and, in connection with the termination of the merger agreement, payment to Office Depot of a $30 million termination fee);

•

the right of OfficeMax’s board to change its recommendation in favor of the adoption of the merger agreement (other than in response to the receipt of a written unsolicited bona fide proposal relating to an alternative transaction, which is subject to the preceding sub-bullet above) if the OfficeMax board of directors has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the transactions that are proposed by Office Depot);

•

the fact that BC Partners, which, as of February 20, 2013, held approximately 22% of the outstanding voting power of Office Depot, has agreed to vote in favor of the Office Depot share issuance, subject to certain exceptions;

•

the fact that BC Partners and Office Depot have agreed that, unless converted into Office Depot common stock as permitted under the voting agreement, BC Partners’ shares of Office Depot convertible preferred stock will be redeemed by Office Depot in the manner provided by the voting agreement and that, upon completion of the transactions, BC Partners may not hold Office Depot common stock representing 5% or more of the undiluted Office Depot common stock expected to be outstanding immediately following completion of the transactions and will have no ongoing contractual governance rights in the combined company; and

•

the expectation that the first merger and the LLC conversion, taken together, and the second merger and third merger, taken together, will each constitute a “reorganization” within the meaning of Section 368(a) of the Code.

In the course of its deliberations, the OfficeMax board of directors also considered a variety of risks and other potentially negative factors, including the following:

•

the possibility that the transactions may not be completed or that completion may be unduly delayed for reasons beyond the control of OfficeMax and/or Office Depot, including the potential length of the regulatory review process and the risk that applicable antitrust and competition authorities may prohibit or enjoin the transactions or otherwise impose conditions on OfficeMax and/or Office Depot in order to obtain clearance for the transactions;

•

the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the transactions, and the potential effect of the transactions on OfficeMax’s business and relations with customers, suppliers and strategic alliance and joint venture partners;

•

the fact that the exchange ratio is fixed, including that OfficeMax stockholders could be adversely affected by a decrease in the trading price of Office Depot common stock during the pendency of the transactions and the fact that the merger agreement does not provide OfficeMax with a price-based termination right or other similar protection;

•

the restrictions on the conduct of OfficeMax’s business prior to completion of the proposed transactions, requiring OfficeMax to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent OfficeMax from undertaking business opportunities that may arise pending completion of the transactions and could negatively impact OfficeMax’s ability to attract and retain employees and decisions of customers, suppliers and strategic alliance and joint venture partners;

•

the risk that anticipated strategic and other benefits to OfficeMax and Office Depot following completion of the transactions, including the estimated synergies described above, will not be realized or will take longer to realize than expected;

•

the fact that the merger agreement includes restrictions on the ability of OfficeMax to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions (including the requirement to pay a $30 million termination fee in the event OfficeMax accepts a superior proposal), which could have the effect of discouraging such proposals from being made or pursued;

•	the transaction costs to be incurred in connection with the proposed transactions;

•	risks of the type and nature described under the sections titled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements” beginning on pages 35 and 33, respectively.

OfficeMax’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by the OfficeMax board of directors is not exhaustive. In view of the wide variety of factors considered by the OfficeMax board of directors in connection with its evaluation of the proposed transactions and the complexity of these matters, the OfficeMax board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The OfficeMax board of directors evaluated the factors described above, among others, and reached a consensus that the merger agreement and the transactions contemplated by the merger agreement, including the first merger and the second merger, were advisable and in the best interests of OfficeMax and its stockholders. In considering the factors described above and any other factors, individual members of the OfficeMax board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the OfficeMax board of directors to adopt the merger agreement and to approve the first merger and the second merger, OfficeMax stockholders should be aware that the executive officers and directors of OfficeMax may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of OfficeMax stockholders more generally. The OfficeMax board of directors was aware of these interests and considered them when approving the merger agreement and recommending that OfficeMax stockholders vote to adopt the merger agreement and approve the first merger and the second merger. See “—Interests of Certain OfficeMax Persons in the Transactions” on page 124.

Certain Financial Projections Utilized by Office Depot’s Board of Directors and Office Depot’s Financial Advisors

Financial Projections Related to Office Depot

Office Depot does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. In connection with the discussions regarding the proposed transactions, Office Depot management prepared, however, certain unaudited financial projections regarding Office Depot’s forecasted operating results for fiscal years 2013 through 2016 (referred to in this joint proxy statement/prospectus as the “Office Depot management case”). Office Depot provided the Office Depot management case to Office Depot’s board of directors, its financial advisors and OfficeMax, except that the financial projections for fiscal year 2016 included in the Office Depot management case were not made available to OfficeMax or J.P. Morgan. OfficeMax’s use of these projections is described under “—Certain Financial Projections Utilized by OfficeMax’s Board of Directors and OfficeMax’s Financial Advisor” beginning on page 85.

Office Depot management also prepared unaudited financial projections regarding Office Depot’s forecasted operating results for fiscal years 2013 through 2016 to reflect the potential impact on its capital structure and cash flows if the projected results in the Office Depot management case were lower than anticipated due to macroeconomic and other conditions affecting Office Depot’s business (referred to in this joint proxy statement/prospectus as the “Office Depot management sensitivity case”). As such, the Office Depot management sensitivity case reflects revenue growth and margin expansion that were assumed to be lower than in the Office Depot management case. Office Depot management provided the Office Depot management sensitivity case to Office Depot’s board of directors and its financial advisors. The Office Depot management sensitivity case was not made available to OfficeMax or J.P. Morgan.

The inclusion of any financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that Office Depot or its board of directors considered, or now considers, these projections to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus. Please read carefully “—Important Information About the Unaudited Financial Projections” beginning on page 86.

Office Depot uses a variety of financial measures that are not in accordance with GAAP, including EBIT and EBITDA, as supplemental measures to evaluate its operational performance. While Office Depot believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Office Depot’s competitors and may not be directly comparable to similarly titled measures of Office Depot’s competitors due to potential differences in the exact method of calculation.

The financial projections included in the Office Depot management case and the Office Depot management sensitivity case include EBIT, which is defined as net earnings (loss), plus interest expense and taxes, and charges or credits associated with impairments and restructuring activities that are not considered part of core operations. The Office Depot management case and the Office Depot management sensitivity case also include EBITDA, which is defined as net earnings (loss), before (a) interest expense and taxes, (b) depreciation and amortization expenses, and (c) charges or credits associated with impairments and restructuring activities that are not considered part of core operations.

The following tables summarize the Office Depot management case and the Office Depot management sensitivity case prepared by Office Depot as described above, as used by Office Depot’s board of directors for purposes of its consideration of the transactions and by PJSC and Morgan Stanley for purposes of their respective financial analyses:

Office Depot Management Case

	Year ended December 28, 2013	Year ended December 27, 2014	Year ended December 26, 2015	Year ended December 31, 2016
	(dollars in millions)
Revenues	$10,435	$10,499	$10,563	$10,692
EBITDA	$355	$433	$536	$568
EBIT	$150	$221	$320	$346

Office Depot Management Sensitivity Case

	Year ended December 28, 2013	Year ended December 27, 2014	Year ended December 26, 2015	Year ended December 31, 2016
	(dollars in millions)
Revenues	$10,435	$10,395	$10,330	$10,397
EBITDA	$355	$403	$436	$458
EBIT	$150	$191	$220	$236

The increase in EBIT and EBITDA in the years through 2016 reflected in both the Office Depot management case and the Office Depot management sensitivity case incorporates sales growth consistent with the belief that the U.S. and European economies will continue to be soft although improving in the outer years. As such, the increase reflects anticipated benefits from existing and planned initiatives including the continuation of Office Depot’s retail square footage reduction, increasing owned brand penetration and improving product costs, an elimination of national advertising sponsorships and reductions in selling, general and administrative expenses. No assurances can be made regarding these revenue assumptions or Office Depot’s ability to obtain these cost reductions.

Financial Projections Related to OfficeMax

In connection with the discussions regarding the proposed transactions, OfficeMax provided to Office Depot certain unaudited financial projections regarding OfficeMax’s forecasted operating results for fiscal years 2013 through 2015. To align the period of the financial projections related to OfficeMax with the potential cost savings and synergies estimated by Office Depot management to result from the proposed transactions in the years 2014 through 2016, Office Depot’s management extended the unaudited financial projections provided by OfficeMax by one year to fiscal year 2016 using the same relative growth assumptions reflected in the forecasted operating results of OfficeMax for fiscal year 2015. Based on these projections, Office Depot management derived complete statements of operations of OfficeMax projected for fiscal years 2013 through 2016 (referred to in this joint proxy statement/prospectus as the “OfficeMax case”). Office Depot provided the OfficeMax case to Office Depot’s board of directors and its financial advisors. The OfficeMax case derived by Office Depot was not made available to OfficeMax or J.P. Morgan.

Office Depot management also prepared certain unaudited financial projections regarding OfficeMax’s forecasted operating results for fiscal years 2013 through 2016 to reflect the potential impact on OfficeMax’s capital structure and cash flows if the projected results in the OfficeMax case were lower than anticipated due, assuming the same macroeconomic and other conditions that Office Depot management assumed for purposes of preparing the Office Depot management sensitivity case affected OfficeMax (referred to in this joint proxy statement/prospectus as the “OfficeMax sensitivity case”). As such, the OfficeMax sensitivity case reflects revenue growth and margin expansion that were assumed to be lower than in the OfficeMax case. Office Depot management provided the OfficeMax sensitivity case to Office Depot’s board of directors and its financial advisors. The OfficeMax sensitivity case was not made available to OfficeMax or J.P. Morgan.

The financial projections included in the OfficeMax case and the OfficeMax sensitivity case include EBIT, which is defined as net earnings (loss), before (a) interest expense and taxes, and (b) certain items that are not indicative of core operating activities such as facility closures and adjustments, asset impairments, severance and other charges or credits related to legacy items, and costs associated with the transactions. These projections also include EBITDA, which is defined as net earnings (loss), before (a) interest expense and taxes, (b) depreciation and amortization expenses, and (c) certain items that are not indicative of core operating activities such as facility closures and adjustments, asset impairments, severance and other charges or credits related to legacy items, and costs associated with the transactions.

The following tables summarize the OfficeMax case and the OfficeMax sensitivity case derived or prepared by Office Depot as described above, as used by Office Depot’s board of directors for purposes of its consideration of the transactions and by PJSC and Morgan Stanley for purposes of their respective financial analyses:

OfficeMax Case

	Year ended December 28, 2013	Year ended December 27, 2014	Year ended December 26, 2015	Year ended December 31, 2016
	(dollars in millions)
Revenues	$7,063	$7,204	$7,396	$7,617
EBITDA	$235	$293	$374	$406
EBIT	$150	$191	$254	$267

OfficeMax Sensitivity Case

	Year ended December 28, 2013	Year ended December 27, 2014	Year ended December 26, 2015	Year ended December 31, 2016
	(dollars in millions)
Revenues	$6,949	$7,019	$7,054	$7,103
EBITDA	$227	$260	$293	$330
EBIT	$142	$158	$173	$191

Certain Financial Projections Utilized by OfficeMax’s Board of Directors and OfficeMax’s Financial Advisor

Financial Projections Related to OfficeMax

OfficeMax does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. In connection with the discussions regarding the proposed transactions, the OfficeMax management, however, prepared certain unaudited financial projections regarding OfficeMax’s forecasted operating results for fiscal years 2013 through 2015. OfficeMax provided these projections to OfficeMax’s board of directors, J.P. Morgan and Office Depot. J.P. Morgan used these projections for its financial analyses. Office Depot’s use of these projections is described under “—Certain Financial Projections Utilized by Office Depot’s Board of Directors and Office Depot’s Financial Advisors” beginning on page 83.

The inclusion of any financial projections or assumptions in this joint proxy statement/prospectus should not be regarded as an indication that OfficeMax or its board of directors considered, or now considers, these projections to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial projections contained in this joint proxy statement/prospectus. Please read carefully “—Important Information About the Unaudited Financial Projections” beginning on page 86.

OfficeMax uses a variety of financial measures that are not in accordance with GAAP, including EBIT and EBITDA, as supplemental measures to evaluate its operational performance. While OfficeMax believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of OfficeMax’s competitors and may not be directly comparable to similarly titled measures of OfficeMax’s competitors due to potential differences in the exact method of calculation.

The financial projections prepared by OfficeMax management include EBIT, which is defined as net earnings (loss), before (a) interest expense and taxes, and (b) certain items that are not indicative of core operating activities such as facility closures and adjustments, asset impairments, severance and other charges or credits related to legacy items, and costs associated with the transactions. These projections also include EBITDA, which is defined as net earnings (loss), before (a) interest expense and taxes, (b) depreciation and amortization expenses, and (c) certain items that are not indicative of core operating activities such as facility closures and adjustments, asset impairments, severance and other charges or credits related to legacy items, and costs associated with the transactions.

The following table summarizes the financial projections related to OfficeMax, prepared by OfficeMax management as described above, used by OfficeMax’s board of directors for purposes of its consideration of the transactions and by J.P. Morgan for purposes of its financial analyses:

	Year ended December 28, 2013	Year ended December 27, 2014	Year ended December 26, 2015
	(dollars in millions)
Revenues	$7,063	$7,204	$7,396
EBITDA	$235	$293	$374
EBIT	$150	$191	$254

The increase in EBIT and EBITDA reflected in the projections incorporates sales growth from various strategic initiatives, including investments in the online (digital) channel and higher margin adjacent products and business services. These projected sales increases are partially offset by the expectation of muted macroeconomic trends, softness in traditional office product sales, and a net reduction in U.S. retail square footage. Continued strong cost controls along with several key margin initiatives, including an improved mix to more profitable small and middle market business customers, increased private label penetration and optimization of merchandise product costs add to the expected EBIT and EBITDA growth. No assurances can be made regarding these revenue assumptions or margin improvements.

Financial Projections Related to Office Depot

In connection with the discussions regarding the proposed transactions, Office Depot provided to OfficeMax the unaudited financial projections regarding Office Depot’s forecasted operating results for fiscal years 2013 through 2015 included in the Office Depot management case and described under “—Certain Financial Projections Utilized by Office Depot’s Board of Directors and Office Depot’s Financial Advisors” beginning on page 83. OfficeMax provided these projections to OfficeMax’s board of directors for purposes of its consideration of the transactions and to J.P. Morgan for purposes of its financial analyses.

Important Information About the Unaudited Financial Projections

While the unaudited financial projections summarized above in the sections titled “—Certain Financial Projections Utilized by Office Depot’s Board of Directors and Office Depot’s Financial Advisors” beginning on page 83 and “—Certain Financial Projections Utilized by OfficeMax’s Board of Directors and OfficeMax’s Financial Advisor” beginning on page 85 were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the unaudited financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors”

and “Cautionary Statements Regarding Forward-Looking Statements” beginning on pages 35 and 33, respectively, all of which are difficult to predict and many of which are beyond the control of Office Depot and OfficeMax, respectively, and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the unaudited financial projections, whether or not the transactions are completed. As a result, the unaudited financial projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such.

The unaudited financial projections were prepared solely for internal use by Office Depot or OfficeMax, as the case may be, and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. In the view of Office Depot management and OfficeMax management, the respective forecasts prepared by them were prepared on a reasonable basis based on the best information available to Office Depot management and OfficeMax management, respectively, at the time of their preparation. The unaudited financial projections, however, are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. The inclusion of the unaudited financial projections in this joint proxy statement/prospectus shall not be deemed an admission or representation by Office Depot or OfficeMax that such information is material. None of the unaudited financial projections reflect any impact of the transactions.

All of the unaudited financial projections summarized in this section were prepared by and are the responsibility of the management of Office Depot or OfficeMax, as the case may be. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to the historical financial information of Office Depot and OfficeMax, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so.

By including in this joint proxy statement/prospectus a summary of certain of the unaudited financial projections regarding the operating results of Office Depot and OfficeMax, neither Office Depot, OfficeMax nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Office Depot or OfficeMax compared to the information contained in the financial projections. The unaudited financial projections cover multiple years and such information by its nature becomes less predictive with each succeeding year. Neither Office Depot, OfficeMax nor, following completion of the transactions, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the unaudited financial projections contained in this joint proxy statement/prospectus to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

The summaries of the unaudited financial projections are not included in this joint proxy statement/prospectus in order to induce any OfficeMax stockholder to vote in favor of the proposal to adopt the merger agreement and to approve the first merger and the second merger or any of the other proposals to be voted on at the OfficeMax special meeting of stockholders or any Office Depot stockholder to vote in favor of the Office Depot share issuance proposal or any of the other proposals to be voted on at the Office Depot special meeting of stockholders.

Opinions of Office Depot’s Financial Advisors

Opinion of Peter J. Solomon Company, L.P.

Office Depot retained Peter J. Solomon Company, L.P. and Peter J. Solomon Securities Company LLC (together referred to in this joint proxy statement/prospectus as “PJSC”) to provide it with financial advisory services in connection with the transactions. PJSC is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Office Depot selected PJSC to act as one of its financial advisors in connection with the transactions on the basis of PJSC’s experience in transactions of this type, its reputation in the investment community and its familiarity with Office Depot and its business.

At the meeting of Office Depot’s board of directors on February 19, 2013, PJSC rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the exchange ratio provided for in the merger agreement was fair from a financial point of view to Office Depot.

The full text of the written opinion of PJSC, dated February 19, 2013, which sets forth the assumptions made, procedures followed, matters considered, limitations on and scope of the review undertaken by PJSC in rendering PJSC’s opinion, is attached to this joint proxy statement/prospectus as Annex C and incorporated by reference into this section of the joint proxy statement/prospectus. PJSC’s opinion was directed only to the fairness of the exchange ratio to Office Depot from a financial point of view, was provided to Office Depot’s board of directors in connection with its evaluation of the transactions, did not address any other aspect of the transactions and did not, and does not, constitute a recommendation to any holder of Office Depot’s capital stock as to how any such holder should vote on the transactions or act on any matter relating to the transactions. The summary of PJSC’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of Office Depot common stock are urged to read PJSC’s opinion carefully and in its entirety. PJSC has consented to the use of PJSC’s opinion in this joint proxy statement/prospectus.

For the purposes of its opinion, PJSC:

•	reviewed certain publicly available financial statements and other information of OfficeMax and Office Depot, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning OfficeMax and Office Depot prepared by the management of OfficeMax and Office Depot, respectively;

•

reviewed certain financial projections for OfficeMax and Office Depot, including estimates of certain potential benefits of the proposed business combination, prepared by the management of OfficeMax and Office Depot, respectively;

•	reviewed certain financial projections for OfficeMax prepared by Office Depot’s management;

•	discussed the past and current operations, financial condition and prospects of OfficeMax and Office Depot with management of OfficeMax and Office Depot, respectively;

•	reviewed the reported prices and trading activity of OfficeMax common stock and Office Depot common stock;

•

compared the financial performance and condition of OfficeMax and Office Depot and the reported prices and trading activity of OfficeMax common stock and Office Depot common stock with that of certain other publicly traded companies that PJSC deemed relevant;

•	reviewed publicly available information regarding the financial terms of certain transactions that PJSC deemed relevant, in whole or in part, to the transactions;

•	participated in certain discussions among representatives of each of OfficeMax and Office Depot;

•

reviewed the merger agreement, substantially in the form of the draft dated as of February 17, 2013, and the voting agreement, substantially in the form of the draft dated as of February 19, 2013, and other ancillary documents; and

•	performed such other analyses as PJSC have deemed appropriate.

For purposes of its opinion, PJSC assumed and relied upon the accuracy and completeness of the information reviewed by PJSC for the purposes of its opinion and did not assume any responsibility for independent verification of such information and relied on such information being complete and correct. PJSC relied on assurances of the management of Office Depot that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to PJSC’s opinion. With respect to the financial projections, including the estimates made by OfficeMax’s and Office Depot’s management of certain potential benefits of the proposed business combination, PJSC has assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of OfficeMax and Office Depot, respectively. With respect to OfficeMax projected financial data prepared by Office Depot’s management, PJSC has assumed that any adjustments made by Office Depot’s management to the financial projections for OfficeMax have been reasonably determined by Office Depot’s management on bases reflecting the best available estimates and good faith judgments of Office Depot’s management as to the matters covered thereby. PJSC expresses no view as to any projected financial data relating to OfficeMax (whether prepared by OfficeMax’s management, or as adjusted by Office Depot’s management) or Office Depot, or the assumptions on which they are based. PJSC has not conducted a physical inspection of the facilities or property of OfficeMax or Office Depot. PJSC has not assumed any responsibility for any independent valuation or appraisal of the assets, liabilities or contingent liabilities of OfficeMax or Office Depot, nor has PJSC been furnished with any such valuation or appraisal. Furthermore, PJSC has not considered any tax, accounting or legal effects of the transactions or the transaction structure on any person or entity.

PJSC assumed that the final form of the merger agreement would be substantially the same as the last draft dated February 17, 2013 reviewed by PJSC and would not vary in any respect material to its analysis. PJSC also assumed that the transactions will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the exchange ratio in connection with the transactions), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on OfficeMax or Office Depot or the contemplated benefits of the transactions. PJSC has further assumed that all representations and warranties set forth in the merger agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the merger agreement will comply with all covenants of such parties under the merger agreement.

PJSC assumed that the final form of the voting agreement would be substantially the same as the last draft dated February 19, 2013 reviewed by PJSC and would not vary in any respect material to its analysis. PJSC further assumed that the transaction contemplated by the voting agreement will be consummated in accordance with the terms of the voting agreement, without waiver, modification or amendment of any term, condition or agreement.

PJSC’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. In particular, PJSC does not express any opinion as to the prices at which shares of Office Depot common stock may trade at any future time. Furthermore, PJSC’s opinion does not address Office Depot’s underlying business decision to undertake the transactions, and PJSC’s opinion does not address the relative merits of the transactions as compared to any alternative transactions that might be available to Office Depot. PJSC’s opinion does not address any other aspect or implication of the transactions, including, without limitation, the form or structure of the transactions (or the tax or accounting consequences thereof) or any other agreement, arrangement or understanding entered into in connection with the transactions or otherwise except as expressly identified in PJSC’s opinion. While PJSC has taken into account for purposes of its analyses the terms of the voting agreement, PJSC expresses no opinion as to the fairness of such terms or whether other alternatives may exist with respect to the Office Depot convertible preferred stock held by BC Partners.

No limitations were imposed by Office Depot’s board of directors upon PJSC with respect to investigations made or procedures followed by PJSC in rendering PJSC’s opinion.

The following summarizes the significant financial analyses performed by PJSC and reviewed with Office Depot’s board of directors on February 19, 2013 in connection with the delivery of PJSC’s opinion. The order of the financial analyses does not represent relative importance or weight given to those analyses by PJSC. The financial analyses summarized below include information presented in tabular format. In order to fully understand PJSC’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of PJSC’s financial analyses.

For some of the financial analyses performed by PJSC, PJSC used certain financial forecasts for Office Depot prepared by Office Depot management and certain financial forecasts for OfficeMax prepared by the OfficeMax management, as well as certain extrapolations from, the financial forecasts for OfficeMax prepared by Office Depot (referred to as the “management cases”), which had been approved for PJSC’s use for its financial analyses by Office Depot management. PJSC also reviewed the potential impact of sensitivity cases for each of Office Depot and OfficeMax prepared by Office Depot management (referred to as the “sensitivity cases”), which had been approved for PJSC’s use for its financial analyses by Office Depot management.

Equity Research Analyst Price Targets

PJSC reviewed selected public market trading price targets for OfficeMax common stock prepared and published by 13 equity research analysts that published or confirmed price targets for OfficeMax after November 6, 2012, the date Office Depot announced its financial results for the fiscal quarter ended September 29, 2012, and prior to February 15, 2013, the last full trading day prior to the rendering of PJSC’s opinion dated February 19, 2013. PJSC reviewed the most recent price targets published by each analyst. These targets reflect each analyst’s estimate of the future public market trading price of OfficeMax common stock at the time the price target was published. At February 15, 2013, the range of selected equity analyst price targets for OfficeMax common stock was from $6.50 to $17.00 per share. PJSC noted that the closing price of OfficeMax common stock on February 15, 2013 was $10.75 per share.

PJSC also reviewed selected public market trading price targets for Office Depot common stock prepared and published by 11 equity research analysts that published or confirmed price targets for Office Depot after November 6, 2012 and prior to February 15, 2013. These targets reflect each analyst’s estimate of the future public market trading price of Office Depot common stock at the time the price target was published. At February 15, 2013, the range of selected equity analyst price targets for Office Depot common stock was from $3.00 to $4.00 per share. PJSC noted that the closing price of Office Depot common stock on February 15, 2013 was $4.59 per share.

PJSC calculated the exchange ratio implied by the analyst price targets for OfficeMax and Office Depot (only with respect to such analysts that published price targets for both OfficeMax and Office Depot) by dividing the OfficeMax price target by the Office Depot price target provided by the same analyst. This analysis implied a range of exchange ratios of 2.167 to 4.250. PJSC noted that the merger agreement provided for an exchange ratio of 2.690.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for shares of OfficeMax common stock or shares of Office Depot common stock, and these estimates are subject to uncertainties, including the future financial performance of OfficeMax and Office Depot and future financial market conditions.

Selected Publicly Traded Company Analysis

PJSC reviewed and compared selected financial information of Office Depot and OfficeMax with similar information using publicly available information of the following publicly traded companies that share similar business characteristics to Office Depot and OfficeMax, and that PJSC deemed relevant:

•	OfficeMax;

•	Office Depot; and

•	Staples, Inc.

PJSC calculated and compared various financial multiples and ratios, including, among other things:

•

enterprise value (which represents equity value plus book values of total debt, including preferred stock and minority interest, less cash) as a multiple of revenues, earnings before interest and taxes (referred to as “EBIT”) and earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA”) for fiscal year 2012 and projected for fiscal year 2013, using the same sources described above; and

•

the most recent stock price per share as a multiple of earnings per share (referred to as “EPS”) for the projected fiscal years 2013 (referred to as “2013P EPS”) and 2014 (“2014P EPS”) based upon (i) the closing stock prices as of February 15, 2013 and (ii) the mean of Wall Street analysts’ estimates for fiscal years 2013 and 2014 EPS as reported by First Call Investment Research on February 15, 2013 (the last full trading day prior to the rendering of PJSC’s opinion dated February 19, 2013).

For the purposes of its calculation of OfficeMax’s enterprise value, PJSC included its estimate of certain net liabilities of OfficeMax (referred to as the “legacy net liabilities”). These legacy net liabilities include certain contingent obligations and tax-related obligations less certain key assets, including non-operating investments and tax credits. Additionally, PJSC included in OfficeMax’s cash balance the cash amount related to an assumed distribution to OfficeMax stockholders of $129 million of proceeds from OfficeMax’s investment in Boise Cascade Holdings, L.L.C.

Based on this data, as of February 15, 2013, PJSC developed and selected, based on its experience and judgment, the following reference ranges of trading valuation multiples and ratios for selected publicly traded companies:

Enterprise Value as a Ratio of:	Range of Multiples
2012 Revenues	0.125x – 0.400x
2012 EBITDA	4.25x – 5.25x
2012 EBIT	6.25x – 6.50x
2013P Revenues	0.125x – 0.400x
2013P EBITDA	4.00x – 5.00x
2013P EBIT	6.00x – 6.50x

Stock Price as a Multiple of:	Range of Multiples
2013P EPS	9.00x – 13.25x
2014P EPS	8.50x – 11.25x

Using the reference ranges described above, and based on the management cases and the sensitivity cases, PJSC estimated the following implied value ranges for shares of OfficeMax and Office Depot on a fully diluted basis:

		OfficeMax	Office Depot
Management
	2012 Revenues	$10.65 - $31.18	$3.03 - $12.95
	2013P Revenues	10.85 - 31.66	2.92 - 12.55
	2012 EBITDA	$10.38 - $12.55	$3.30 - $ 4.45
	2013P EBITDA	11.65 - 14.28	3.31 - 4.53
	2012 EBIT	$9.64 - $ 9.98	$1.24 - $ 1.35
	2013P EBIT	11.30 - 12.14	1.53 - 1.79
	2013P EPS	$7.95 - $11.71	$0.62 - $ 0.91
	2014P EPS	9.98 - 13.21	2.11 - 2.79
Sensitivity
	2012 Revenues	$10.65 - $31.18	$3.03 - $12.95
	2013P Revenues	10.69 - 31.30	2.92 - 12.55
	2012 EBITDA	$10.38 - $12.55	$3.30 - $ 4.45
	2013P EBITDA	11.30 - 13.83	3.31 - 4.53
	2012 EBIT	$9.64 - $ 9.98	$1.24 - $ 1.35
	2013P EBIT	10.76 - 11.56	1.53 - 1.79
	2013P EPS	$7.64 - $11.25	$0.63 - $ 0.92
	2014P EPS	8.12 - 10.75	1.60 - 2.12

Based on this data, PJSC selected, based on its experience and judgment, valuation ranges for shares of OfficeMax common stock of $9.60—$14.25, using the management case, and $9.60—$13.80, using the sensitivity case. PJSC noted that the closing price of OfficeMax common stock on February 15, 2013 was $10.75 per share.

Based on this data, PJSC selected, based on its experience and judgment, a valuation range for shares of Office Depot common stock of $2.00—$4.50, using the management and sensitivity cases. PJSC noted that the closing price of Office Depot common stock on February 15, 2013 was $4.59 per share.

PJSC noted that these analyses indicated a range of implied exchange ratios of 1.812 to 6.406 based on the management cases and 1.812 to 6.181 based on the sensitivity cases. For the purposes of calculating the implied exchange ratios, PJSC excluded from OfficeMax’s cash an assumed distribution to OfficeMax stockholders of $129 million of proceeds from OfficeMax’s investment in Boise Cascade Holdings, L.L.C. PJSC noted that the merger agreement provided for an exchange ratio of 2.690.

Discounted Cash Flow Analysis

PJSC performed a discounted cash flow analysis to calculate the theoretical per share value of OfficeMax and Office Depot common stock based on projections of cash flows for the calendar years 2013 through 2016 and an estimate of the terminal value after 2016. PJSC’s discounted cash flow analysis calculated the net present value per share at February 15, 2013 (the last full trading day prior to the rendering of PJSC’s opinion dated February 19, 2013) of Office Depot and OfficeMax common stock based on the financial forecasts prepared by Office Depot and OfficeMax management. PJSC performed a discounted cash flow analysis for each of Office Depot and OfficeMax on a standalone basis.

For the purposes of the discounted cash flow analysis, PJSC used both the management and the sensitivity cases. For purposes of calculating OfficeMax’s enterprise value, PJSC also included its estimate of the legacy net liabilities of OfficeMax described above. Additionally, PJSC included in OfficeMax’s cash balance an assumed distribution to OfficeMax stockholders of $129 million of proceeds from OfficeMax’s investment in Boise Cascade Holdings, L.L.C. Based on its experience and judgment, PJSC believed it appropriate to utilize EBITDA terminal value multiples ranging from 4.0x to 5.0x to apply to forecasted EBITDA for fiscal year 2016 and discount rates ranging from 10.0% to 12.0%. These discount rates were based on PJSC’s judgment of the estimated range of OfficeMax’s or Office Depot’s respective weighted average cost of capital.

For purposes of its discounted cash flow analysis, PJSC also reviewed the potential impact of two capital structure scenarios for Office Depot:

•	Office Depot’s convertible preferred stock remains outstanding over the forecast period; and

•	Office Depot’s convertible preferred stock is converted into 81.4 million shares of Office Depot common stock, calculated based upon an aggregate $407 million liquidation preference.

Based on the foregoing and the cash and cash equivalents and debt outstanding, including the estimated legacy net liabilities described above, of OfficeMax as of January 1, 2013, using the management case, the discounted cash flow analysis of OfficeMax yielded an implied value range for OfficeMax common stock of $15.29 to $19.31 per share, on a fully diluted basis. Using the sensitivity case, the discounted cash flow analysis of OfficeMax yielded an implied value range for OfficeMax common stock of $12.16 to $15.44 per share, on a fully diluted basis. PJSC noted that the closing price of OfficeMax common stock on February 15, 2013 was $10.75 per share.

Based on the foregoing and the cash and cash equivalents and debt outstanding of Office Depot as of January 1, 2013, using the management case, the discounted cash flow analysis of Office Depot yielded an implied value range for Office Depot common stock of $5.42 to $7.16 per share, on a fully diluted basis, assuming redemption of the Office Depot convertible preferred stock, and an implied value range of $5.33 to $6.69 per share, on a fully diluted basis, assuming conversion of the Office Depot convertible preferred stock. Using the sensitivity case, the discounted cash flow analysis of Office Depot yielded an implied value range for Office Depot common stock of $4.18 to $5.60 per share, on a fully diluted basis, assuming redemption of the Office Depot convertible preferred stock, and an implied value range of $4.36 to $5.47 per share, on a fully diluted basis, assuming conversion of the Office Depot convertible preferred stock. PJSC noted that the closing price of Office Depot common stock on February 15, 2013 was $4.59 per share.

PJSC noted that its discounted cash flow analysis for OfficeMax and Office Depot (taking into account each of the capital structure scenarios for Office Depot described above) implied a range of exchange ratios of 1.935 to 3.357, using the management cases, and a range of exchange ratios of 1.913 to 3.351, based on the sensitivity cases. For the purposes of calculating implied exchange ratios, PJSC excluded from OfficeMax’s cash an assumed distribution to OfficeMax stockholders of $129 million of proceeds from OfficeMax’s investment in Boise Cascade Holdings, L.L.C. PJSC noted that the merger agreement provided for an exchange ratio of 2.690.

Historical Exchange Ratio Analysis

PJSC reviewed the stock price performance of OfficeMax and Office Depot during various periods ending on February 15, 2013, the last full trading day prior to the rendering of PJSC’s opinion dated February 19, 2013. PJSC then calculated the daily historical exchange ratios during the period between February 15, 2008 and February 15, 2013 implied by dividing the closing price of OfficeMax common stock for the relevant date by the closing price of Office Depot common stock for such date. PJSC then calculated the average of the resulting exchange ratios across certain periods within the five-year time range. The following table lists the implied exchange ratios for these dates and periods:

Trading Day Averages	Average Exchange Ratio
5-Day	2.405x
20-Day	2.440x
60-Day	2.724x
120-Day	2.943x
Last 1 Year	2.507x
Last 3 Years	2.563x
Last 5 Years	2.341x

PJSC noted that the merger agreement provided for an exchange ratio of 2.690.

Contribution Analysis

PJSC reviewed the relative contributions of each of OfficeMax and Office Depot to the following estimated financial and operating metrics of the combined company for 2012-2015, in each case based on the applicable management case and the sensitivity case:

•	Revenues

•	EBITDA

•	EBIT

•	Net Income

PJSC then adjusted the two companies’ gross contributions to take account of differences in the respective capital structures, including cash and total debt outstanding, for Office Depot and for OfficeMax, to calculate an adjusted contribution to the combined company. For purposes of this analysis, in calculating OfficeMax’s enterprise value PJSC also included its estimate of the legacy net liabilities of OfficeMax described above.

For purposes of its contribution analysis, PJSC also reviewed the potential impact of two capital structure scenarios for Office Depot:

•	Office Depot’s convertible preferred stock is redeemed at or prior to the completion of the transactions at a redemption price equal to 106% of an aggregate $407 million liquidation preference; and

•

Office Depot’s convertible preferred stock is converted into 81.4 million shares of Office Depot common stock at or prior to the completion of the transactions, calculated based upon an aggregate $407 million liquidation preference.

Based on the foregoing, PJSC calculated implied exchange ratio ranges based on EBIT and EBITDA contribution:

•	2.551 to 4.934 based on the management cases, assuming redemption of the Office Depot convertible preferred stock;

•	2.439 to 4.265 based on the management cases, assuming conversion of the Office Depot convertible preferred stock;

•	2.551 to 4.605 based on the sensitivity case, assuming redemption of the Office Depot convertible preferred stock; and

•	2.439 to 4.034 based on the sensitivity case, assuming conversion of the Office Depot convertible preferred stock.

PJSC noted that the merger agreement provided for an exchange ratio of 2.690.

Precedent Merger of Equals Transactions Analysis

PJSC reviewed the premiums paid in 25 transactions announced as “merger of equals” transactions with a greater than approximately 40% target ownership since 2000. PJSC then calculated the implied premium reflected by the exchange ratio in each transaction over the exchange ratio calculated based on the average stock price for the 20 trading days preceding announcement of the transactions. PJSC noted that the highest premium was 33.1%, the lowest premium was (0.8%), the mean premium was 7.7% and the median premium was 4.7% and that the exchange ratio of 2.690 provided for in the merger agreement reflects an implied premium of 14.9%.

Pro Forma Analysis

PJSC performed an illustrative pro forma transaction analysis of the potential financial impact of the transactions on Office Depot’s estimated EPS for fiscal years 2014 to 2016. In this analysis, PJSC used the earnings estimates provided in the management cases and the sensitivity cases. For purposes of this analysis, in calculating OfficeMax’s enterprise value PJSC also included its estimate of the legacy net liabilities of OfficeMax described above.

PJSC also reviewed the potential impact of two capital structure scenarios:

•	Office Depot’s convertible preferred stock is redeemed at or prior to the completion of the transactions at a redemption price equal to 106% of an aggregate $407 million liquidation preference; and

•

Office Depot’s convertible preferred stock is converted into 81.4 million shares of Office Depot common stock at or prior to the completion of the transactions, calculated based upon an aggregate $407 million liquidation preference.

Additionally, PJSC reviewed various synergy scenarios based on 50% to 100% of the midpoints of ranges of the potential synergies estimated by Office Depot’s management to result from the transactions, as provided by Office Depot management. The midpoints used by PJSC were $220 million for 2014, $482 million for 2015 and $580 for 2016. PJSC also included one-time expenses and additional capital expenditures of $303 million in 2014, $161 million in 2015 and $76 million in 2016.

The following table presents the potential financial impact of the transactions for each of these scenarios:

	Redemption of Office Depot Convertible Preferred Stock
	Management Case			Sensitivity Case
% Accretion	2014	2015	2016	2014	2015	2016
100% Synergies	154%	137%	146%	198%	259%	270%
50% Synergies	102%	77%	81%	129%	146%	151%

	Conversion of Office Depot Convertible Preferred Stock
	Management Case			Sensitivity Case
% Accretion	2014	2015	2016	2014	2015	2016
100% Synergies	124%	107%	115%	163%	215%	224%
50% Synergies	79%	55%	58%	104%	118%	121%

Value Creation Analysis

PJSC reviewed the implied equity values of OfficeMax common stock and Office Depot common stock on a standalone basis derived from the discounted cash flow analyses described above. PJSC added to the implied equity values the net present value as of January 1, 2013 of 50% and 100% of the potential synergies estimated by Office Depot’s management to result from the transactions to calculate the potential pro forma equity value of the combined company. PJSC then calculated the value attributable to the proportionate interest of the Office Depot stockholders in such implied equity values assuming the pro forma equity ownership percentage of the Office Depot stockholders in the combined company based on the exchange ratio provided for in the merger agreement.

For purposes of this analysis, in calculating OfficeMax’s enterprise value PJSC included its estimate of the legacy net liabilities of OfficeMax described above.

PJSC also reviewed the potential impact of two capital structure scenarios:

•	Office Depot’s convertible preferred stock is redeemed at or prior to the completion of the transactions at a redemption price equal to 106% of an aggregate $407 million liquidation preference; and

•

Office Depot’s convertible preferred stock is converted into 81.4 million shares of Office Depot common stock at or prior to the completion of the transactions, calculated based upon an aggregate $407 million liquidation preference.

Based on the foregoing, PJSC estimated the following incremental value per share of Office Depot common stock to be created by the transactions:

	Redeem Office Depot Convertible Preferred Stock		Convert Office Depot Convertible Preferred Stock
100% Synergies	Management	Sensitivity	Management	Sensitivity
$ Accretion Per Share	$3.32 - $4.12	$3.43 - $4.24	$2.90 - $3.75	$2.88 - $3.72
% Accretion	58% - 62%	77% - 84%	55% - 56%	66% - 68%

50% Synergies
$ Accretion Per Share	$1.31 - $1.61	$1.40 - $1.73	$1.14 - $1.56	$1.12 - $1.53
% Accretion	23% - 25%	31% - 34%	21% - 23%	26% - 28%

Miscellaneous

In arriving at PJSC’s opinion, PJSC performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, PJSC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, PJSC believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all such analyses, could create an incomplete view of the process underlying PJSC’s opinion. In addition, PJSC may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be PJSC’s view of the actual value of Office Depot or OfficeMax.

In performing its analyses, PJSC relied on numerous assumptions made by the management of Office Depot and OfficeMax and made judgments of its own with regard to current and future industry performance, general business and economic conditions and other matters, many of which are beyond the control of Office Depot and OfficeMax. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by PJSC are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of PJSC’s analysis of the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement to Office Depot and were provided to Office Depot’s board of directors in connection with the delivery of PJSC’s oral opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. Because such analyses are inherently subject to uncertainty, neither Office Depot nor PJSC, nor any other person, assumes responsibility for their accuracy. With regard to the publicly traded company analysis and the precedent merger of equals transactions analysis summarized above, PJSC selected public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is fully comparable to Office Depot, OfficeMax or the transactions. Accordingly, an analysis of the foregoing was not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected public companies and other factors that could affect the transactions or public trading value of the selected public companies and transactions to which Office Depot, OfficeMax and the transactions were being compared.

The exchange ratio was determined through negotiations between Office Depot and OfficeMax and was approved by Office Depot’s board of directors. PJSC did not recommend any specific exchange ratio to Office Depot’s board of directors or that any given exchange ratio constituted the only appropriate exchange ratio for the transactions. The decision to enter into the merger agreement was solely that of Office Depot’s board of directors. As described above, PJSC’s opinion and analyses were only one of many factors considered by Office Depot’s board of directors in its evaluation of the proposed transactions and should not be viewed as determinative of the views of Office Depot’s board of directors or management with respect to the transactions or the exchange ratio.

Under the terms of PJSC’s engagement letter, dated January 24, 2013, Office Depot has agreed to pay PJSC for its services in connection with the transactions an aggregate fee of $12.0 million, $3.5 million of which was payable upon delivery of its opinion and the remainder of which is contingent upon the completion of the transactions. Office Depot also has agreed to reimburse PJSC for its reasonable expenses (including any reasonable fees and disbursements of PJSC’s counsel) incurred in connection with PJSC’s engagement, and to indemnify PJSC, any controlling person of PJSC and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

In the past PJSC or its affiliates have provided, currently are providing and in the future may provide financial advisory services to Office Depot and its affiliates and have received and in the future may receive compensation for rendering these services. PJSC has not received compensation during the last two years for providing investment banking services to Office Depot, OfficeMax or any of their respective affiliates. The issuance of PJSC’s opinion was authorized by PJSC’s fairness opinion committee.

Opinion of Morgan Stanley & Co. LLC

Office Depot also retained Morgan Stanley & Co. LLC (referred to in this joint proxy statement/prospectus as “Morgan Stanley”) to act as its financial advisor in connection with the transactions. Office Depot selected Morgan Stanley as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Office Depot.

On February 19, 2013, Morgan Stanley rendered its oral opinion to the Office Depot board of directors, subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Office Depot.

The full text of the written opinion of Morgan Stanley, dated February 19, 2013, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex D and incorporated by reference into this section of the joint proxy statement/prospectus. The summary of the Morgan Stanley fairness opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to read the opinion carefully and in its entirety. The Morgan Stanley opinion is directed to Office Depot’s board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio to Office Depot pursuant to the merger agreement as of the date of the opinion. The Morgan Stanley opinion does not address any other aspect of the transactions and does not constitute a recommendation as to how the stockholders of Office Depot and OfficeMax should vote at the stockholders’ meetings to be held in connection with the transactions.

For the purposes of its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of OfficeMax and Office Depot, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning OfficeMax and Office Depot, respectively;

•	reviewed certain financial projections prepared by the management of OfficeMax and Office Depot, respectively;

•	reviewed certain financial projections for OfficeMax prepared by Office Depot’s management;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the transactions, prepared by the management of OfficeMax and Office Depot, respectively;

•

discussed the past and current operations and financial condition and the prospects of OfficeMax, including information relating to certain strategic, financial and operational benefits anticipated from the transactions, with senior executives of OfficeMax;

•

discussed the past and current operations and financial condition and the prospects of Office Depot, including information relating to certain strategic, financial and operational benefits anticipated from the transactions, with senior executives of Office Depot;

•	reviewed the pro forma impact of the transactions on Office Depot’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the OfficeMax common stock and the Office Depot common stock;

•

compared the financial performance of OfficeMax and Office Depot and the prices and trading activity of OfficeMax common stock and Office Depot common stock with that of certain other publicly traded companies comparable with OfficeMax and Office Depot, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of OfficeMax and Office Depot and certain parties and their financial and legal advisors;

•	reviewed the merger agreement, the voting agreement, substantially in the form of the draft dated as of February 19, 2013 and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

For the purposes of its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by OfficeMax and Office Depot, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the transactions, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of OfficeMax and Office Depot of the future financial performance of OfficeMax and Office Depot. With respect to the OfficeMax management projected financial data, Morgan Stanley assumed that any adjustments made by Office Depot’s management to the financial projections for OfficeMax have been reasonably determined by Office Depot’s management on bases reflecting the best available estimates and good faith judgments of Office Depot’s management as to the matters covered thereby. Morgan Stanley expressed no view as to any projected financial data relating to OfficeMax (whether prepared by OfficeMax management, or as adjusted by Office Depot management) or to Office Depot, or the assumptions on which they are based. Morgan Stanley relied upon, without independent verification, the assessment by the managements of OfficeMax and Office Depot of: (i) the strategic, financial and other benefits expected to result from the transactions; (ii) the timing and risks associated with the integration of OfficeMax and Office Depot; (iii) their ability to retain key employees of OfficeMax and Office Depot, respectively; and (iv) the validity of, and risks associated with, OfficeMax’s and Office Depot’s existing and future technologies, intellectual property, products, services and business models.

In addition, Morgan Stanley assumed that the transactions will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the first merger and the LLC conversion, taken together, and the second merger and the third merger, taken together, will each be treated as a tax-free reorganization, pursuant to the Code. Morgan Stanley further assumed that all representations and warranties set forth in the merger agreement were and will be true and correct as of all the dates made or deemed made and that all parties to the merger agreement will comply with all covenants of such parties thereunder. For purposes of its opinion, Morgan Stanley assumed that the final form of the voting agreement is substantially the same as the last draft, dated February 19, 2013, reviewed by Morgan Stanley, and did not vary in any respect material to its analysis. Morgan Stanley also assumed that the transactions contemplated by the voting agreement will be consummated in accordance with the terms set forth in the voting agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on Office Depot or OfficeMax or the contemplated benefits expected to be derived in the proposed transactions.

In its opinion, Morgan Stanley noted that it is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Office Depot and OfficeMax and their legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of OfficeMax’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of OfficeMax common stock in the transaction. Morgan Stanley also expressed no opinion as to the form or structure of the transactions (including the tax or accounting consequences thereof or any other amounts to be received by the holders of preferred stock of OfficeMax in connection with the transactions). Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to Office Depot, nor did it address the underlying business decision of Office Depot to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement. While Morgan Stanley took into account for purposes of its analyses the terms of the voting agreement, Morgan Stanley expressed no opinion as to the fairness of such terms or whether other alternatives may exist with respect to the preferred stock of Office Depot held by BC Partners. Morgan Stanley did not make any independent valuation or appraisal of the assets, liabilities or contingent liabilities of OfficeMax or Office Depot, nor has Morgan Stanley been furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, February 19, 2013. Events occurring after February 19, 2013 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley’s opinion did not in any manner address the prices at which Office Depot common stock would trade following consummation of the transactions or at any time.

No limitations were imposed by Office Depot’s board of directors upon Morgan Stanley with respect to investigations made or procedures followed by Morgan Stanley in rendering Morgan Stanley’s opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley and reviewed by it with Office Depot’s board of directors in connection with Morgan Stanley’s opinion, dated February 19, 2013.

Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses. None of OfficeMax, Office Depot, Morgan Stanley, or any other person assumes responsibility if future results are different from those discussed, whether or not any such difference is material.

Historical Exchange Ratio Analysis

Morgan Stanley reviewed the stock price performance of Office Depot and OfficeMax during various periods within the one-year period ending on February 15, 2013, the last full trading day prior to the rendering of Morgan Stanley’s opinion dated February 19, 2013. Morgan Stanley then calculated the daily historical exchange ratios during the one-year period ending on February 15, 2013 implied by dividing the closing price of OfficeMax common stock for the relevant date by the closing price of Office Depot common stock for such date. Morgan Stanley also calculated the daily historical exchange ratios after adjusting the closing price of OfficeMax common stock for the relevant date by reducing the closing price by the per share value of a potential dividend by OfficeMax to its stockholders of cash received pursuant to OfficeMax’s investment in Boise Cascade Holdings, L.L.C., which dividend Morgan Stanley assumed to be $129 million in the aggregate (referred to as the “BCH dividend”). The adjustments to OfficeMax’s stock price for the BCH dividend were only made after November 15, 2012, the date on which Boise Cascade L.L.C., then a wholly-owned subsidiary of Boise Cascade Holdings, L.L.C., initially filed its registration statement on Form S-1 relating to an initial public offering of equity with the SEC. Morgan Stanley then calculated the average of the resulting exchange ratios, and determined the highest and lowest exchange ratios, across certain periods within the one-year time period ending on February 15, 2013. Morgan Stanley compared the exchange ratio of 2.690 provided for in the merger agreement with the historical exchange ratios for such dates and periods. The following table lists the implied exchange ratios for these dates and periods:

Implied Exchange Ratio
Period Ending February 15, 2013
	Adjusted*	Unadjusted
Closing Price on February 15, 2013	2.028x	2.342x
Last 20 Trading Days
High	2.181x	2.509x
Low	2.028x	2.342x
Average	2.117x	—
Last 60 Trading Days
High	2.674x	3.158x
Low	2.028x	2.342x
Average	2.336x	—
Last 90 Trading Days
High	3.382x	3.382x
Low	2.028x	2.342x
Average	2.549x	—
Last Twelve Months
High	3.828x
Low	1.505x
Average	—

*	Adjusted exchange ratios reflect reduction of the applicable per share price of OfficeMax common stock by the per share value of the BCH dividend from November 15, 2012 forward.

Equity Research Analyst Price Targets

Morgan Stanley reviewed selected public market trading price targets for Office Depot common stock prepared and published by 14 equity research analysts that published or confirmed price targets for Office Depot after November 6, 2012, the date Office Depot announced its financial results for the fiscal quarter ended September 29, 2012, and prior to February 15, 2013. For purposes of this analysis, Morgan Stanley assumed that the last published price targets of analysts who published research reports after November 6, 2012 and prior to February 15, 2013 had been confirmed by those analysts. Morgan Stanley reviewed the most recent price targets published by each analyst. These targets reflect each analyst’s estimate of the future public market trading price of Office Depot common stock at the time the price target was published. At February 15, 2013, the range of selected equity analyst price targets for Office Depot common stock was approximately $1.65 to $4.00 per share (or approximately $1.50 to $3.64 per share if discounted for an illustrative twelve months at a discount rate of 10%, which discount rate Morgan Stanley selected based on its judgment of the estimated range of Office Depot’s cost of equity). Morgan Stanley noted that the closing price of Office Depot common stock on February 15, 2013, the last full trading day prior to the rendering of Morgan Stanley’s opinion dated February 19, 2013, was $4.59 per share.

Morgan Stanley also reviewed selected public market trading price targets for OfficeMax common stock prepared and published by 13 equity research analysts that published or confirmed price targets for OfficeMax after November 6, 2012 and prior to February 15, 2013. Morgan Stanley assumed that the last published price targets of analysts who published research reports after November 6, 2012 and prior to February 15, 2013 had been confirmed by those analysts. Morgan Stanley reviewed the most recent price targets published by each analyst. These targets reflect each analyst’s estimate of the future public market trading price of OfficeMax common stock at the time the price target was published. At February 15, 2013, the range of selected equity analyst price targets for OfficeMax common stock was approximately $6.50 to $17.00 per share (or approximately $5.96 to $15.60 per share if discounted for an illustrative twelve months at a discount rate of 9%, which discount rate Morgan Stanley selected based on its judgment of the estimated range of OfficeMax’s cost of equity). Morgan Stanley noted that the closing price of OfficeMax common stock on February 15, 2013 was $10.75 per share.

Morgan Stanley calculated the exchange ratio implied by the analyst price targets for OfficeMax and Office Depot (only with respect to such analysts that published price targets for both OfficeMax and Office Depot) by dividing the OfficeMax price target, reduced by the per share value of the BCH dividend, by the Office Depot price target provided by the same analyst. This analysis implied a range of exchange ratios of 1.687 to 3.890 (or 1.702 to 3.926 using the discounted price targets described above). Morgan Stanley noted that the merger agreement provided for an exchange ratio of 2.690.

The public market trading price targets published by securities research analysts do not necessarily reflect the current market trading prices for shares of Office Depot common stock and OfficeMax common stock, and these estimates are subject to uncertainties, including the future financial performance of Office Depot and OfficeMax as well as future market conditions.

Comparable Company Analysis

Morgan Stanley compared certain financial information of Office Depot and OfficeMax with publicly available EBITDA estimates for other companies that shared similar business characteristics with Office Depot and OfficeMax, respectively. The companies used in this comparison were:

•	Office Depot;

•	OfficeMax; and

•	Staples, Inc.

For purposes of this analysis, Morgan Stanley used the median estimates of those estimates published publicly by equity research analysts for each company prior to February 15, 2013. In cases where there was limited information available on this basis, Morgan Stanley used the median of the most recent estimates, when available.

For Office Depot and OfficeMax, Morgan Stanley analyzed the ratio of aggregate value (referred to as “AV”), defined as market capitalization plus total debt, non-controlling interest and preferred equity less cash and cash equivalents, to EBITDA for calendar year 2012 (referred to as “2012 EBITDA”) and EBITDA projected for calendar year 2013 (referred to as “2013P EBITDA”), as included in the financial forecasts for each of Office Depot and OfficeMax prepared by Office Depot management (referred to as the “management cases”). In the case of OfficeMax, debt included net liabilities related to certain contingent obligations and assets (including the cash related to the BCH dividend). EBITDA is defined as earnings before interest, taxes, depreciation and amortization and excluded non-recurring items and other customary adjustments. For purposes of this analysis, Morgan Stanley also reviewed the potential impact of a sensitivity scenario (prepared by Office Depot management and referred to as the Office Depot and OfficeMax “management sensitivity cases,” respectively) on the projected value of both OfficeMax and Office Depot based on AV/EBITDA.

Based on the analysis of the relevant metrics for each of the comparable companies and based on its experience and judgment, Morgan Stanley selected (i) reference ranges of AV/EBITDA multiples of 3.5x to 5.5x and applied this range of multiples to the actual results for calendar year 2012 EBITDA for Office Depot and OfficeMax, respectively, and (ii) reference ranges of AV/EBITDA multiples of 3.0x to 5.0x and applied this range of multiples to the projected results for calendar year 2013 EBITDA, based on the management case and the management sensitivity case, for Office Depot and OfficeMax, respectively.

Based on the management and management sensitivity cases, Office Depot’s actual outstanding net debt as of September 29, 2012, and OfficeMax’s actual outstanding net debt as of September 29, 2012, Morgan Stanley estimated the following implied per share equity value ranges for shares of Office Depot common stock and OfficeMax common stock, respectively, on a fully-diluted basis:

	Trading Analysis	Share Price Range
Office Depot	AV/2012 EBITDA	$2.44 to $4.74
Management Case	AV/2013P EBITDA	$2.09 to $4.53
Management Sensitivity Case	AV/2013P EBITDA	$2.09 to $4.53
OfficeMax	AV/2012 EBITDA	$8.72 to $13.14
Management Case	AV/2013P EBITDA	$8.72 to $13.88
Management Sensitivity Case	AV/2013P EBITDA	$9.00 to $14.34

Morgan Stanley noted that the closing price of Office Depot common stock on February 15, 2013 was $4.59 per share and that the closing price of OfficeMax common stock on February 15, 2013 was $10.75 per share.

Morgan Stanley calculated the exchange ratio implied by share price ranges from the comparable company analysis for each of Office Depot and OfficeMax by dividing the high end share price estimate for OfficeMax by the corresponding high end share price estimate for Office Depot. Morgan Stanley also calculated the exchange ratio by reducing the applicable share price of OfficeMax common stock by the per share value of the BCH dividend. The following table sets forth the range of implied exchange ratios:

Range of Implied Exchange Ratios
	Adjusted*	Unadjusted
AV/2012 EBITDA	2.469x to 2.982x	2.773x to 3.572x

AV/2013P EBITDA
Management Case	2.848x to 3.623x	3.165 to 4.312
Management Sensitivity Case	2.746x to 3.490x	3.063 to 4.179

*	Adjusted exchange ratios reflect reduction of the applicable per share price of OfficeMax common stock by the per share value of the BCH dividend.

Morgan Stanley noted that the merger agreement provided for an exchange ratio of 2.690.

No company utilized in the comparable company analysis is identical to Office Depot or OfficeMax (other than the companies themselves, as applicable). In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Office Depot and OfficeMax, such as the impact of competition on the businesses of Office Depot and OfficeMax and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Office Depot and OfficeMax or the industry or financial markets in general.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to estimate the value of a company on a standalone basis by calculating the present value of estimated future cash flows of that company. Morgan Stanley calculated a range of per share equity values for each of Office Depot and OfficeMax based on projections of cash flows for the calendar years 2013 through 2016 and an estimate of the terminal value after 2016. For the purposes of the discounted cash flow analysis, Morgan Stanley used the financial forecasts included in both the management cases and the management sensitivity cases.

In arriving at the estimated equity values per share of Office Depot and OfficeMax common stock, Morgan Stanley estimated a range of terminal values by extrapolating EBITDA for 2017 (referred to as “2017P EBITDA”) for each of Office Depot and OfficeMax from the financial forecasts provided by Office Depot and multiplying 2017P EBITDA for each of Office Depot and OfficeMax by multiples ranging from 4.0x to 5.0x and 3.5x to 4.5x. Morgan Stanley then discounted Office Depot’s or OfficeMax’s forecasted unlevered free cash flows, as applicable, defined as net operating profit after tax plus depreciation and amortization and other non-cash items less changes in working capital, changes in other assets and liabilities and capital expenditures, as well as the estimated terminal value, in each case to a present value using discount rates ranging from 8.0% to 10.0% and 7.0% to 9.0% for Office Depot and OfficeMax, respectively. These discount rates were based on Morgan Stanley’s judgment of the estimated range of Office Depot’s or OfficeMax’s weighted average cost of capital, as applicable.

In the case of Office Depot, for purposes of calculating the equity value per share implied by the discounted cash flow analysis Morgan Stanley assumed conversion of the Office Depot convertible preferred stock into Office Depot common stock at a conversion price in excess of $5.00 per share of Office Depot common stock.

Based on the foregoing analysis and the actual cash and cash equivalents and debt outstanding of Office Depot as of December 29, 2012, the discounted cash flow analysis of Office Depot yielded an implied value range for Office Depot common stock of approximately $5.81 to $7.34 per share, on a fully-diluted basis, based on the Office Depot management case. Based on the foregoing analysis and the actual cash and cash equivalents and debt outstanding of Office Depot as of December 29, 2012, the discounted cash flow analysis of Office Depot yielded an implied value range for Office Depot common stock of approximately $4.67 to $5.99 per share, on a fully-diluted basis, based on the Office Depot management sensitivity case. Morgan Stanley noted that the closing price of Office Depot common stock on February 15, 2013 was $4.59 per share.

Based on the foregoing analysis and the actual cash and cash equivalents and debt outstanding of OfficeMax as of December 29, 2012, the discounted cash flow analysis of OfficeMax, including the incremental effects of its net liabilities related to certain contingent obligations and assets (including the cash related to the BCH dividend), yielded an implied value range for OfficeMax common stock of approximately $16.14 to $20.85 per share, on a fully-diluted basis, based on the OfficeMax management case. Based on the foregoing analysis and the actual cash and cash equivalents and debt outstanding of OfficeMax as of December 29, 2012, the discounted cash flow analysis of OfficeMax, including the incremental effects of its net liabilities related to certain contingent obligations and assets (including the cash related to the BCH dividend), yielded an implied value range for OfficeMax common stock of approximately $13.09 to $17.08 per share, on a fully-diluted basis, based on the OfficeMax management sensitivity case. Morgan Stanley noted that the closing price of OfficeMax common stock on February 15, 2013 was $10.75 per share.

Morgan Stanley calculated the exchange ratio implied by share price ranges from the discounted cash flow analysis for each of Office Depot and OfficeMax by dividing the high end share price estimate for OfficeMax by the low end share price estimate for Office Depot, based on the respective management cases and the management sensitivity cases. The following table lists the ranges of implied exchange ratios:

Range of Implied Exchange Ratios
Adjusted*
Management Case	2.007 to 3.351	2.199 to 3.588

Management Sensitivity Case	1.948 to 3.356	2.184 to 3.656

*	Adjusted exchange ratios reflect reduction of the applicable per share price of OfficeMax common stock by the per share value of the BCH dividend.

Morgan Stanley noted that the merger agreement provided for an exchange ratio of 2.690.

Contribution Analysis

Morgan Stanley reviewed the relative contributions of each of Office Depot and OfficeMax to the following estimated financial and operating metrics of the combined company for 2011 through 2015, in each case based on the applicable management case and the management sensitivity case:

•	Revenue;

•	EBITDA; and

•	EBIT.

For the purposes of this analysis, Morgan Stanley excluded, as directed by Office Depot management, the cash relating to the BCH dividend and assumed conversion of the OfficeMax Series D preferred stock to common stock at the transaction exchange ratio of 2.690. Based on the foregoing, Morgan Stanley calculated the implied contributions shown below for each of Office Depot and OfficeMax, taking into account the impact of Office Depot’s actual outstanding net debt as of September 29, 2012 and OfficeMax’s actual outstanding net debt as of September 29, 2012, including the effects of OfficeMax’s net liabilities related to certain contingent obligations and assets. For the purposes of this analysis, Morgan Stanley reviewed the contribution of Office Depot assuming that either the Office Depot convertible preferred stock was fully converted into equity or that the Office Depot convertible preferred stock was redeemed for cash from the Office Depot balance sheet.

	BCP Converts		Redeem BCP
	Office Depot	OfficeMax	Office Depot	OfficeMax
Management Case
FY2011A
Revenue	62%	38%	54%	46%
EBITDA	64%	36%	57%	43%
EBIT	54%	46%	45%	55%
FY2012A
Revenue	61%	39%	53%	47%
EBITDA	63%	37%	56%	44%
EBIT	51%	49%	41%	59%
FY2013E
Revenue	60%	40%	52%	48%
EBITDA	60%	40%	52%	48%
EBIT	49%	51%	39%	61%
FY2014E
Revenue	59%	41%	51%	49%
EBITDA	59%	41%	51%	49%
EBIT	53%	47%	43%	57%
FY2015E
Revenue	59%	41%	51%	49%
EBITDA	59%	41%	50%	50%
EBIT	55%	45%	46%	54%

	BCP Converts		Redeem BCP
	Office Depot	OfficeMax	Office Depot	OfficeMax
Management Sensitivity Case
FY2011A
Revenue	62%	38%	54%	46%
EBITDA	64%	36%	57%	43%
EBIT	54%	46%	45%	55%
FY2012A
Revenue	61%	39%	53%	47%
EBITDA	63%	37%	56%	44%
EBIT	51%	49%	41%	59%
FY2013E
Revenue	60%	40%	52%	48%
EBITDA	61%	39%	53%	47%
EBIT	51%	49%	41%	59%
FY2014E
Revenue	60%	40%	52%	48%
EBITDA	61%	39%	53%	47%
EBIT	54%	46%	45%	55%
FY2015E
Revenue	60%	40%	51%	49%
EBITDA	60%	40%	51%	49%
EBIT	55%	45%	46%	54%

Morgan Stanley noted that the merger agreement provided for an exchange ratio of 2.690, which corresponds to a pro forma ownership of 60% and 40% for Office Depot and OfficeMax, respectively, assuming full conversion of the Office Depot convertible preferred stock, and a pro forma ownership of 54% and 46% for Office Depot and OfficeMax, respectively, assuming full redemption for cash of the Office Depot convertible preferred stock.

Illustrative Synergy Valuation Analysis

Morgan Stanley also performed an illustrative synergy valuation analysis based on the low-, mid- and high-point values of the range of potential synergies projected to result from the transaction as estimated and provided by Office Depot management.

For purposes of this analysis, Morgan Stanley reviewed the preliminary, projected potential cost synergies and costs to achieve those synergies based on the range of low to high estimates of such synergies expected to result from the transaction, as provided by Office Depot management. Costs to achieve synergies included non-recurring operating and non-recurring capital expenditures associated with the cost synergies as provided to Morgan Stanley by Office Depot management.

The analysis took into account the net cash flows related to the cost synergies and costs to achieve those synergies until the cost synergies reached their run-rate levels without any further costs to achieve, at which point the value of the cost synergies was capitalized based on a multiple of EBITDA ranging from 4.0x to 6.0x. The synergy cash flows and capitalized value were discounted at a weighted average cost of capital of 9%. For the purposes of this analysis, Morgan Stanley assumed taxation of the pre-tax income from the cost synergies at 37% as directed by Office Depot management. This analysis then apportioned the aggregate value of the cost synergies to holders of Office Depot common stock based on their collective pro forma ownership assuming an exchange ratio of 2.690x and that the preferred stock held by BC Partners was fully converted to common equity.

The following table summarizes the estimated synergy value to holders of Office Depot common stock on an aggregate and per share basis:

	Estimated Value to holders of Office Depot Common Stock
	Low	Midpoint	High
Aggregate Synergy Value
4.0x EBITDA Multiple	$1.1 billion	$1.4 billion	$1.6 billion
6.0x EBITDA Multiple	$1.5 billion	$1.8 billion	$2.1 billion
Per Share Synergy Value
4.0x EBITDA Multiple	$3.08	$3.71	$4.34
6.0x EBITDA Multiple	$4.12	$4.93	$5.73

Morgan Stanley noted that the Office Depot closing price on February 15, 2013 was $4.59 per share.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described should not be taken to be Morgan Stanley’s view of the actual value of Office Depot or OfficeMax. In performing its analyses, Morgan Stanley made assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions relate to factors that are beyond the control of Office Depot or OfficeMax. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results of Office Depot or OfficeMax or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Office Depot and in connection with the delivery of its oral opinion to Office Depot’s board of directors subsequently confirmed in writing. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Office Depot or OfficeMax might actually trade.

The exchange ratio was determined through arm’s-length negotiations between Office Depot and OfficeMax and was approved by Office Depot’s board of directors. Morgan Stanley provided advice to Office Depot during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Office Depot or that any specific exchange ratio constituted the only appropriate exchange ratio for the transactions.

Morgan Stanley’s opinion and its presentation to Office Depot’s board of directors was one of many factors taken into consideration by Office Depot’s board of directors in deciding to approve the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the view of Office Depot’s board of directors with respect to the exchange ratio or of whether Office Depot’s board of directors would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Office Depot, OfficeMax, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

As compensation for its services relating to the transactions, Office Depot has agreed to pay Morgan Stanley a fee of $12 million in the aggregate, $3.5 million of which was payable upon the rendering of its opinion and $8.5 million of which is contingent upon the consummation of the merger. Office Depot has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in performing its services. In addition, Office Depot has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

During the two years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services to Office Depot and its respective affiliates, for which Morgan Stanley has received customary compensation. Services during such period have included (i) acting as a lender to Office Depot as part of its 2011 credit facility, (ii) acting as a joint bookrunner on Office Depot’s issuance of senior secured notes in 2012, and (iii) providing financial advisory services for shareholder relations matters to Office Depot in 2012 and 2013. Morgan Stanley received fees for such services in the amount of approximately $2 million in the aggregate. At no point during the two years preceding the date of delivery of Morgan Stanley’s written opinion did Morgan Stanley or its affiliates provide, nor did Morgan Stanley or its affiliates receive any fees for, any financial advisory or financing services to OfficeMax. Morgan Stanley may, however, seek to provide such services to Office Depot or OfficeMax in the future and expects to receive fees for the rendering of these services.

In the ordinary course of its businesses, Morgan Stanley and its affiliates may actively trade the debt and equity securities of OfficeMax, Office Depot or affiliates of BC Partners for its own account or for the accounts of customers, and, accordingly, it may at any time hold long or short positions in such securities.

Opinion of OfficeMax’s Financial Advisor

Pursuant to an engagement letter dated January 29, 2013, OfficeMax retained J.P. Morgan Securities LLC (referred to in this joint proxy statement/prospectus as “J.P. Morgan”) as its financial advisor in connection with the transactions.

At the meeting of OfficeMax’s board of directors on February 19, 2013, J.P. Morgan rendered its oral opinion to the board of directors of OfficeMax that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed transactions was fair, from a financial point of view, to the holders of OfficeMax common stock. The oral opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date. No limitations were imposed by OfficeMax’s board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan, dated February 19, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The OfficeMax stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the board of directors of OfficeMax, is directed only to the fairness from a financial point of view of the exchange ratio in the proposed transactions as of the date of the opinion and does not constitute a recommendation to any stockholder of OfficeMax as to how such stockholder should vote at the OfficeMax special meeting. The issuance of the J.P. Morgan opinion was approved by a fairness opinion committee of J.P. Morgan. The summary of J.P. Morgan’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed drafts dated February 19, 2013 of the merger agreement, the voting agreement and the termination agreement;

•	reviewed certain publicly available business and financial information concerning OfficeMax and Office Depot and the industries in which they operate;

•	compared the financial and operating performance of OfficeMax and Office Depot with publicly available information concerning certain other companies J.P. Morgan deemed relevant;

•	reviewed the current and historical market prices of the OfficeMax common stock and the Office Depot common stock;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of OfficeMax and Office Depot, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the transactions (referred to in this joint proxy statement/prospectus as the “synergies”); and

•	performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of OfficeMax and Office Depot with respect to certain aspects of the transactions, and the past and current business operations of OfficeMax and Office Depot, the financial condition and future prospects and operations of OfficeMax and Office Depot, the effects of the transactions on the financial condition and future prospects of OfficeMax and Office Depot, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by OfficeMax or Office Depot or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of OfficeMax or Office Depot under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of each company as to the expected future results of operations and financial condition of OfficeMax and Office Depot. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that each of the transactions will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of OfficeMax; that each of the transactions contemplated by the merger agreement, voting agreement and termination agreement will be consummated as described therein; and that the definitive merger agreement, voting agreement and termination agreement would not differ in any material respects from the drafts thereof provided to J.P. Morgan. J.P. Morgan also assumed, at the direction of OfficeMax, that OfficeMax will have the option to distribute a dividend to its stockholders prior to the consummation of the transactions in the aggregate amount of up to $131 million (referred to in this joint proxy statement/prospectus as the “special dividend”). J.P. Morgan further assumed that the required lender consent under the amended credit agreement in connection with the redemption of Office Depot convertible preferred stock held by BC Partners will be obtained prior to receipt of the requisite Office Depot stockholder approval in connection with the transactions. J.P. Morgan also assumed that the representations and warranties made by OfficeMax and Office Depot in the merger agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the advice of counsel. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transactions will be obtained without any adverse effect on OfficeMax or Office Depot or on the contemplated benefits of the transactions.

The projections furnished to J.P. Morgan for OfficeMax and Office Depot were prepared by the management of each company for fiscal years 2013 through 2015. The management of OfficeMax also provided J.P. Morgan with the model utilized by management to develop projections for fiscal years 2013-2015 as well as assumptions relating to the business and operations of each company for fiscal years 2016 through 2022, and directed J.P. Morgan to use the model and assumptions provided by the management for the seven-year extrapolation. The management of OfficeMax then reviewed and approved such seven-year extrapolation of the projections. Neither OfficeMax nor Office Depot publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the transactions, and such projections were prepared in connection with the transactions and not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

As noted above, none of the Office Depot management sensitivity case, the Office Depot management case for fiscal year 2016, the OfficeMax sensitivity case or the OfficeMax case (except for the projections provided by OfficeMax from which the OfficeMax case was derived, as described in the section above titled “—Certain Financial Projections Utilized by OfficeMax’s Board of Directors and OfficeMax’s Financial Advisor”) were furnished to J.P. Morgan or OfficeMax. As a consequence, none of J.P. Morgan’s analyses discussed herein reflect any of such projections.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of OfficeMax common stock of the exchange ratio in the proposed transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the transactions to the holders of any other class of securities, creditors or other constituencies of OfficeMax or the underlying decision by OfficeMax to engage in the transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the transactions, or any class of such persons, relative to the exchange ratio in the proposed transactions applicable to the holders of OfficeMax common stock, or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the OfficeMax common stock or Office Depot common stock will trade at any future time, whether before or after the closing of the transactions.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of OfficeMax or any other alternative transaction.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion to the board of directors of OfficeMax on February 19, 2013. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Implied Value

Based on the exchange ratio of 2.690x and the closing market price of Office Depot common stock of $4.59 on February 15, 2013 (the last full trading day before the publication of press reports regarding a potential transaction between OfficeMax and Office Depot), J.P. Morgan calculated that the implied value of the merger consideration was $12.35 per share. This implied value represents an approximately 14.9% premium to $10.75, the closing market price of OfficeMax common stock on February 15, 2013. J.P. Morgan also noted that, assuming the special dividend is paid in full, each holder of OfficeMax common stock would receive $1.50 per share, and implied value of $13.85 per share pursuant to the combination of the transactions and payment of the special dividend. This implied value represents an implied exchange ratio of 3.017, based on the closing market price of Office Depot common stock on February 15, 2013, and a premium of approximately 28.8% to the closing market price of OfficeMax common stock on February 15, 2013.

Comparison of Projections

J.P. Morgan compared the projections relating to the business of OfficeMax for fiscal years 2013 through 2015, that were prepared by OfficeMax management, with the projections relating to the business of Office Depot for the same period, that were prepared by Office Depot management. J.P. Morgan noted that OfficeMax was projected to have compound annual revenue growth of 2.2% between fiscal years 2012 through 2015, while Office Depot was projected to have compound annual revenue growth of -0.4% over the same period. J.P. Morgan further noted that OfficeMax was projected to have compound annual earnings before interest, taxes, depreciation and amortization, or EBITDA, growth of 20.6% over the same period, compared to Office Depot, which was projected to have compound annual EBITDA growth of 17.2% over the same period.

J.P. Morgan noted that in discussions with Office Depot management, J.P. Morgan had been informed that Office Depot’s earnings before interest and taxes, or EBIT, for fiscal year 2012, and projected EBIT for fiscal years 2013 through 2015, reflected large depreciation and amortization expenses associated with historical capital expenditures. J.P. Morgan was further informed that the large depreciation and amortization expenses were due in part to investments in information technology assets with relatively short useful lives, and that these historical capital expenditures were larger than Office Depot’s capital expenditures in fiscal year 2012 and the capital expenditures shown in management’s projections for fiscal years 2013 through 2015. J.P. Morgan noted that the EBIT projections prepared by the management of each company were not relevant for purposes of comparing the growth prospects of OfficeMax and Office Depot due to the impact that Office Depot’s lower projected capital expenditures would have on depreciation and amortization expenses going forward.

Selected Publicly Traded Company Analysis

Using publicly available information, J.P. Morgan compared selected financial data of OfficeMax and Office Depot with similar data for ten other publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to that of OfficeMax and Office Depot’s. The companies selected by J.P. Morgan were as follows:

Office Supply

•	Staples, Inc.

•	Office Depot

•	OfficeMax

Hardlines

•	Wal-Mart Stores, Inc.

•	Amazon.com, Inc.

•	The Home Depot, Inc.

•	Target Corporation

•	Lowe’s Companies, Inc.

•	Costco Wholesale Corporation

•	Best Buy Co., Inc.

•	RadioShack Corporation

•	hhgregg, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of OfficeMax based on business sector participation, financial metrics and form of operations. For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data as of February 15, 2013 (including estimates of EBITDA obtained from equity research analysts’ projections). Among other calculations, J.P. Morgan calculated the ratio of each company’s firm value (calculated as the public market value of such company’s common equity as of February 15, 2013, plus total debt and any non-controlling equity interests, less cash and cash equivalents, as shown on publicly available financial statements) to such company’s projected EBITDA during calendar years 2013 and 2014 (based on equity research analysts’ projections and, if required, calendarized to a December 31 fiscal year end).

A summary of J.P. Morgan’s calculation of the firm value to projected EBITDA multiples are shown below:

Trading Comparables for OfficeMax and Office Depot
	Firm Value / CY 2013 EBITDA	Firm Value / CY 2014 EBITDA
Office Supply
Mean	5.3x	5.1x
Median	5.3x	5.2x
Hardlines
Mean	8.9x	7.7x
Median	7.6x	7.1x

J.P. Morgan also calculated the firm value of OfficeMax and Office Depot throughout the three-year period ending on February 15, 2013, using the same methodology for calculating firm value described above. It then calculated the ratio of firm value to EBITDA for the next twelve months (based on equity research analysts’ projections) as of each date during that three-year period. A summary of the firm value to next twelve months EBITDA multiples calculated by J.P. Morgan is shown below:

OfficeMax Historical Firm Value / Next Twelve Months EBITDA
	Office Depot	OfficeMax
February 15, 2013	5.0x	5.5x
Average Value Throughout Previous Three Years	4.7x	5.3x

Based on its analysis of selected publicly traded companies and the historical performance of OfficeMax and Office Depot, J.P. Morgan selected a valuation range of 4.5x to 5.5x estimated 2013 EBITDA and 4.25x to 5.25x estimated 2014 EBITDA. J.P. Morgan then calculated the implied firm values of OfficeMax and Office

Depot by applying the selected valuation ranges to the EBITDA projections for fiscal years 2013 and 2014 furnished to J.P. Morgan by the companies’ respective managements. J.P. Morgan derived a range of implied equity values per share for each company and each set of projections by adjusting the implied firm values to take into account the then-current value of net debt, non-controlling equity interests and certain off-balance sheet liabilities at each company, and dividing the resulting figure by the number of fully diluted common shares outstanding at each company.

J.P. Morgan then calculated ranges of implied values that OfficeMax stockholders may receive pursuant to the combination of the transactions and the payment of the special dividend (assuming that the special dividend is paid in full). This was done by multiplying each value derived for Office Depot, using the selected valuation ranges, by the exchange ratio (2.690x) and subsequently adding $1.50 per share. J.P. Morgan then compared the implied values to OfficeMax stockholders to the ranges of equity values per share derived for OfficeMax, using the selected valuation ranges, in order to calculate implied premiums. A summary of this analysis is presented below:

	Implied Equity Value per Share		Implied Value to OfficeMax Stockholders	Premium Represented by Implied Value
	OfficeMax	Office Depot
4.5x to 5.5x Estimated 2013 EBITDA	$11.75-$14.25	$4.25-$5.25	$12.93-$15.62	10.1%-9.6%
4.25x to 5.25x Estimated 2014 EBITDA	$13.75-$17.00	$5.00-$6.25	$14.95-$18.31	8.7%-7.7%

J.P. Morgan then calculated, for both the fiscal year 2013 and fiscal year 2014 projections, (1) the ratio of the lowest implied equity value per share for OfficeMax shown above to the highest implied equity value per share for Office Depot shown above and (2) the ratio of the highest implied equity value per share for OfficeMax shown above to the lowest implied equity value per share for Office Depot shown above, in order to derive a range of implied exchange ratios associated with each set of projections:

Implied Exchange Ratios
4.5x to 5.5x Estimated FY 2013 EBITDA	2.238x-3.353x
4.25x to 5.25x Estimated FY 2014 EBITDA	2.200x-3.400x

J.P. Morgan then compared the implied exchange ratios produced by its analysis with the exchange ratio associated with the transactions and the implied exchange ratio associated with a combination of the transactions and the payment of the special dividend in full:

Exchange Ratios
Exchange ratio	2.690x
Implied exchange ratio (from transactions and special dividend)	3.017x

Relative Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining a range of implied fully diluted equity values per share for both OfficeMax and Office Depot. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the present value of the unlevered free cash flows that OfficeMax and Office Depot are expected to generate during fiscal years 2013 through 2022 using the projections referred to above. J.P. Morgan also calculated a range of terminal values for OfficeMax and Office Depot by applying a perpetual growth rate ranging from 0.5% to 1.5% to the unlevered free cash flows of both companies during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 11.0% to 13.0%. J.P. Morgan then subtracted the then-current amount of net debt, non-controlling interests and certain off-balance sheet liabilities at each company from the present value of the cash flows to obtain the implied fully diluted equity values. The implied fully diluted equity values were divided by the number of fully diluted common shares outstanding at each company to arrive at a range of implied equity values per share for OfficeMax and Office Depot on a standalone basis (i.e., without the synergies).

J.P. Morgan was advised by OfficeMax management that OfficeMax will receive certain operating cash tax benefits if it is able to generate sufficient domestic income to utilize certain deferred tax assets. Furthermore, per guidance from OfficeMax management, a deferred tax liability associated with certain credit-enhanced timber installment notes will result in cash tax owed in fiscal year 2019. J.P. Morgan calculated the net present value per share of the cash flows associated with these tax attributes, and added the resulting amount to the implied equity value per share of OfficeMax generated from the discounted cash flow analysis summarized above.

J.P. Morgan then calculated the range of implied values that OfficeMax stockholders may receive pursuant to the combination of the transactions and payment of the special dividend (assuming that the special dividend is paid in full). This was done by multiplying each value derived for Office Depot in the discounted cash flow analysis by the transaction exchange ratio (2.690x), and subsequently adding $1.50 per share. J.P. Morgan then compared the implied values to OfficeMax stockholders to the ranges of equity values per share derived for OfficeMax in the discounted cash flow analysis (with and without including the value of the tax attributes) to calculate implied premiums. A summary of this analysis is presented below:

	Implied Equity Value per Share		Implied Value to OfficeMax Stockholders	Premium Represented by Implied Value
	OfficeMax	Office Depot
Excluding OfficeMax Tax Attributes	$14.55-$18.25	$5.10-$6.45	$15.22-$18.85	4.6%-3.3%
Including OfficeMax Tax Attributes	$14.85-$18.55	$5.10-$6.45	$15.22-$18.85	2.5%-1.6%

J.P. Morgan then calculated (1) the ratio of the lowest implied equity value per share for OfficeMax shown above (both with and without including the net present value of the tax attributes) to the highest implied equity value per share for Office Depot shown above and (2) the ratio of the highest implied equity value per share for OfficeMax shown above (both with and without including the net present value of the tax attributes) to the lowest implied equity value per share for Office Depot shown above, in order to derive a range of implied exchange ratios:

Implied Exchange Ratios
Discounted Cash Flow Analysis (Excluding OfficeMax Tax Attributes)	2.262x-3.576x
Discounted Cash Flow Analysis (Including OfficeMax Tax Attributes)	2.306x-3.639x

J.P. Morgan then compared the implied exchange ratios produced by its analysis with the exchange ratio associated with the transactions and the implied exchange ratio associated with the transactions and the payment of the special dividend in full:

Exchange Ratios
Exchange ratio	2.690x
Implied exchange ratio (from transactions and special dividend)	3.017x

Historical Exchange Ratio Analysis

J.P. Morgan reviewed the daily closing market price of each of OfficeMax and Office Depot since June 21, 2012, the date when OfficeMax received an initial proposal letter from Office Depot, and calculated the equity value of each company throughout this period on a fully diluted basis. J.P. Morgan then calculated the ratio of the equity value of OfficeMax to the equity value of Office Depot throughout this period to derive the implied exchange ratio on each day. J.P. Morgan determined that the average implied exchange ratio throughout this period was 2.756x and that the implied exchange ratio as of February 15, 2013 was 2.277x.

J.P. Morgan noted that any historical exchange ratio analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Historical Trading Range

J.P. Morgan also reviewed the 52-week trading range of OfficeMax common stock, which was $4.17 to $11.20 per share, and the 52-week trading range of Office Depot common stock, which was $1.51 to $4.65 per share. J.P. Morgan calculated (1) the ratio of the lowest closing market price of OfficeMax common stock during the past year to the highest closing market price of Office Depot common stock during the past year and (2) the ratio of the highest closing market price of OfficeMax common stock during the past year to the lowest closing market price of Office Depot common stock during the past year, to derive an implied exchange ratio of 0.897x and 7.417x, respectively.

J.P. Morgan noted that any historical stock trading analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Equity Research Analyst Price Targets

J.P. Morgan reviewed and discussed the most recent publicly available research analyst price targets for OfficeMax that were prepared and published by ten selected equity research analysts, and the most recent publicly available research analyst price targets for Office Depot that were prepared and published by ten selected equity research analysts. J.P. Morgan noted that the range of price targets for OfficeMax was $6.50-$17.00 per share, and that the range of price targets for Office Depot was $3.00-$4.00 per share.

J.P. Morgan noted that any analysis of equity research analyst price targets is not a valuation methodology and that such analysis was presented merely for informational purposes.

Contribution Analysis

J.P. Morgan analyzed the contribution of each of OfficeMax and Office Depot to the pro forma combined company with respect to net sales and EBITDA for fiscal years 2012, 2013 and 2014, using publicly available information and the projections furnished by the management of each company. J.P. Morgan assumed that each company’s contribution to net sales or EBITDA reflected its contribution to the combined company’s pro forma firm value. Equity value contributions and relative ownership interests were then derived by adjusting the firm value contributions to take into account the then-current net debt, non-controlling equity interests and certain off-balance sheet liabilities at each company. The relative ownership interests of each company derived from each analysis were then used to generate implied exchange ratios. J.P. Morgan assumed that 50% of BC Partners’ preferred equity interest in Office Depot would be redeemed (immediately following the requisite Office Depot stockholder approval in connection with the transactions) and that the remainder would be converted into Office Depot common stock, in one case, and that 100% of BC Partners’ preferred equity interest would be redeemed (50% immediately following the requisite Office Depot stockholder approval in connection with the transactions and 50% immediately prior to the closing of the transactions), in another case.

The analysis indicated that the contribution of OfficeMax to the combined company with respect to EBITDA and net sales, for each fiscal year analyzed, ranged from 41% to 43% (representing a range of implied exchange ratios from 2.226x to 2.395x), in the case of 50% redemption of BC Partners’ preferred equity interest in Office Depot, and 45% to 47% (representing a range of implied exchange ratios from 2.569x to 2.778x), in the case of 100% redemption of BC Partners’ preferred equity interest.

J.P. Morgan also reviewed the contribution of each of OfficeMax and Office Depot with respect to earnings before interest and taxes, or EBIT, for fiscal years 2012, 2013 and 2014, using publicly available information and the projections furnished by the management of each company. However, for the reasons described in “Opinion of OfficeMax’s Financial Advisor—Comparison of Projections,” J.P. Morgan noted that EBIT was not a relevant metric for purposes of the contribution analysis.

J.P. Morgan noted that any contribution analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Value Creation Analysis

J.P. Morgan prepared an illustrative value creation analysis that compared the equity value of OfficeMax to OfficeMax stockholders’ pro forma ownership of the implied equity value of the combined company. The calculation was done using OfficeMax and Office Depot’s public market equity values as of February 15, 2013, as well as the equity values implied from J.P. Morgan’s discounted cash flow analysis of OfficeMax and Office Depot. In the case using public market equity values, J.P. Morgan compared OfficeMax’s pro forma ownership of the combined company to OfficeMax’s public market equity value, and assumed a value of synergies based on 50% of the midpoint of management’s estimated synergies range capitalized at a valuation multiple of 4.5x (consistent with OfficeMax’s and Office Depot’s historical trading valuation range). In the case using discounted cash flow equity values, J.P. Morgan compared OfficeMax’s pro forma ownership of the combined company to OfficeMax’s discounted cash flow equity value, and assumed a value of synergies based on a discounted cash flow analysis of 50% of the midpoint of management’s estimated synergies range, incorporating management’s estimated one-time costs to achieve the synergies, and using a 12% discount rate (the midpoint of the range of discount rates used in J.P. Morgan’s discounted cash flow analysis). For each scenario analyzed, J.P. Morgan further assumed that 50% of BC Partners’ preferred equity interest in Office Depot would be redeemed (immediately following the requisite Office Depot stockholder approval in connection with the transactions) and that the remainder would be converted into Office Depot common stock, in one case, and that 100% of BC Partners’ preferred equity interest would be redeemed (50% immediately following the requisite Office Depot stockholder approval in connection with the transactions and 50% immediately prior to closing of the transactions), in another case.

J.P. Morgan calculated the implied equity value of the combined company by adding the equity value of OfficeMax, the equity value of Office Depot and the expected value of management’s estimated synergies; subtracting the expected cost to redeem 50% or 100% of BC Partners’ preferred equity interest, as dictated by the case, and the estimated transaction-related expenses; and accounting for the removal of OfficeMax and Office Depot’s preferred equity. J.P. Morgan also assumed that OfficeMax stockholders will receive additional value equal to the aggregate amount of the special dividend if paid in full.

The results of J.P. Morgan’s value creation analysis are summarized below:

Value Held by OfficeMax Shareholders (in millions)
	Current OfficeMax Equity Value	Pro Forma Ownership of Combined Company	Pro Forma Ownership and Dividend
Publicly traded equity value (Assuming 50% of BC Partners’ interest redeemed)	$963	$1,448	$1,578
Publicly traded equity value (Assuming 100% of BC Partners’ interest redeemed)	$963	$1,458	$1,589
Discounted cash flow analysis (Assuming 50% of BC Partners’ interest redeemed)	$1,485	$1,971	$2,102
Discounted cash flow analysis (Assuming 100% of BC Partners’ interest redeemed)	$1,485	$2,021	$2,151

J.P. Morgan noted that any illustrative value creation analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary are identical to OfficeMax. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of OfficeMax. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to OfficeMax.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise OfficeMax with respect to the transactions on the basis of such experience and its familiarity with OfficeMax.

For services rendered in connection with the transactions, OfficeMax has agreed to pay J.P. Morgan a transaction fee of up to $17 million, $2.5 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is contingent upon the consummation of the transactions. In addition, OfficeMax has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of delivery of J.P. Morgan’s written opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with OfficeMax, Office Depot, BC Partners and their respective affiliates, for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included (i) acting as a joint bookrunner and documentation agent for a credit facility for OfficeMax in October 2011, (ii) acting as a joint bookrunner and underwriter for the issuance of senior secured notes of Office Depot in March 2012, (iii) acting as a joint bookrunner, administrative agent and collateral agent for the amended credit agreement for Office Depot in May 2011, (iv) acting as a joint bookrunner on the secondary sale of shares of Migros Ticaret for BC Partners in April 2011, (v) acting as financial advisor to BC Partners on their acquisition of Aenova in September 2012, (vi) acting as financial advisor to BC Partners on the sale of Bureau Van Dijk in July 2011 and (vii) providing financial advisory services and providing, arranging and participating in debt and equity financing for certain affiliates of BC Partners. In addition, J.P. Morgan’s commercial banking affiliate is a lender under outstanding credit facilities of OfficeMax and Office Depot for which it receives customary compensation or other financial benefit and J.P. Morgan has provided treasury and securities services to Office Depot. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of OfficeMax, Office Depot or affiliates of BC Partners for its own account or for the accounts of customers and, accordingly, it may at any time hold long or short positions in such securities. During the two years preceding the date of delivery of J.P. Morgan’s written opinion, J.P. Morgan and its affiliates received fees for corporate finance, treasury and securities services and/or asset and wealth management services (i) from OfficeMax, in the aggregate amount of approximately $2 million, (ii) from Office Depot, in the aggregate amount of approximately $3 million, and (iii) from BC Partners and certain of its portfolio companies, in the aggregate amount of approximately $50 million.

Interests of Certain Office Depot Persons in the Transactions

When considering the recommendation of Office Depot’s board of directors with respect to the transactions, you should be aware that Office Depot’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of Office Depot’s stockholders more generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. Office Depot’s board of directors was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that Office Depot stockholders vote for the Office Depot share issuance at the special meeting.

Acceleration of Vesting of Equity Awards upon a Qualifying Termination

Office Depot’s executive officers have previously been granted stock options, restricted stock, restricted stock units and performance awards under Office Depot’s 2007 Long-Term Incentive Plan (referred to in this joint proxy statement/prospectus as the “2007 Plan”) and long-term cash incentive awards under Office Depot’s 2010, 2011, 2012 and 2013 Long-Term Incentive Cash Plans for Officers and Directors (collectively referred to in this joint proxy statement/prospectus as the “LTICPs”). The awards granted under the 2007 Plan and the LTICPs have generally been amended or otherwise granted with terms to provide that in the event of the award holder’s involuntary termination without “cause” (as defined in the 2007 Plan) or termination for “good reason” (as defined in the award holder’s employment agreement or change in control agreement with Office Depot), which termination is referred to in this joint proxy statement/prospectus as a “Qualifying Termination,” during the two year period following the completion of the transactions, any such award, to the extent then outstanding, will become fully vested. In the case of any performance-based awards that become vested pursuant to the provisions described in the preceding sentence, the vesting of such awards will be deemed to occur (i) at a percentage that corresponds to the level as if the “target” level of future performance had been achieved in the case of any award for which the performance period has not yet been completed at the time of termination and (ii) based on actual performance results in the case of any award for which the performance period has been completed at or prior to the time of termination. The “double triggered” vesting protection described above does not, however, apply to (x) Neil Austrian’s outstanding incentive awards (which would generally become service vested upon any Qualifying Termination, regardless of whether such termination occurs before, in connection with or following the completion of the transactions) or (y) the final tranche of performance share awards that were granted to Office Depot’s executive officers (other than Neil Austrian) in February 2013, which tranche is scheduled to vest in 2016.

For an estimate of the amounts that would be payable to each of Office Depot’s executive officers and for their respective unvested long term incentive awards in connection with a Qualifying Termination, see “—Quantification of Change in Control and Termination Payments and Benefits to Office Depot’s Executive Officers” on page 121. Office Depot’s nonemployee directors do not hold any unvested equity-based awards.

Change in Control and Termination Benefits

The change in control agreements entered into with certain of Office Depot’s executive officers were amended to provide that the completion of the transactions will constitute a “change in control” for purposes of the change in control agreements and, accordingly, following the completion of the transactions, Office Depot has agreed to provide and/or maintain for such executive officers:

•

a position (including status, offices, titles and reporting requirements), authorities, duties, responsibilities and office space (including secretarial and other assistance) that are commensurate in all material respects with the most significant of those held by, exercised by and assigned to the executive officer during the 120-day period immediately prior to the closing;

•	salary (including car allowance) equal to at least twelve times the highest monthly salary and car allowance provided to the executive officer in the twelve months immediately prior to the closing;

•	an annual bonus, in cash, at least equal to the executive officer’s highest bonus for the last three full fiscal years prior to the closing; and

•

eligibility to participate in all incentive, savings, retirement and welfare benefit plans and programs applicable generally to other executives of Office Depot, expense reimbursement policies and individual vacation and fringe benefits in effect for the executive officer, in each case, that is no less favorable than the most favorable of those provided to such executive officer during the 120-day period immediately prior to the closing.

A material failure by Office Depot to provide the foregoing compensation and benefits to such executive officers would constitute grounds for such executive officers to claim “good reason” (as defined below) and potentially trigger a Qualifying Termination.

In the event of a Qualifying Termination, in each case, within two years following the completion of the transactions (or prior to the closing, so long as the closing subsequently occurs), certain of Office Depot’s executive officers would receive certain compensation and benefits paid or provided by Office Depot under its change in control agreements with such executive officers. Such benefits to such executive officers include:

•	all vested and accrued, but unpaid, salary and benefits earned through the termination date;

•

a lump-sum cash severance payment equal to two times the sum of (x) the executive officer’s annual base salary and (y) the executive officer’s target annual bonus for the fiscal year in which the date of the termination of employment occurs;

•	an additional cash payment equal to the executive officer’s prorated target annual bonus amount for the fiscal year in which the date of termination of employment occurs;

•	a lump-sum cash payment equal to eighteen times Office Depot’s COBRA premium for the executive officer in effect on the date of termination of employment; and

•	an executive outplacement services package for a period of 24 months.

For purposes of the change in control agreements, “good reason” means any of the following events:

•	a material diminution in the executive officer’s authority, duties or responsibilities,

•	a material failure by Office Depot to provide the executive officer with the compensation and benefits provided to the executive officer in his or her change in control agreement,

•	a material change in the location at which Office Depot requires the executive officer to be based, or

•	any material failure by Office Depot to require any successor entity to assume its obligations under the change in control agreement.

The executive officer can only terminate employment for good reason within the one year period following the date of the initial existence of the event or circumstance constituting good reason.

Pursuant to a letter agreement with Office Depot, Neil Austrian’s ability to terminate employment for “good reason” for purposes of his change in control agreement and certain outstanding equity awards generally includes the “good reason” triggers described above, provided that:

•

the appointment by Office Depot of a co-Chief Executive Officer, a co-Chairman to serve alongside Mr. Austrian or a separate Chairman, or the appointment by Office Depot of any other executive officer not reporting directly to Mr. Austrian (subject to certain exceptions), without Mr. Austrian’s express written consent will constitute a “good reason” event so long as Mr. Austrian provides Office Depot with 3 months’ prior written notice of his intent to terminate for “good reason” as a result of such appointment; and

•	Mr. Austrian’s ability to terminate for “good reason” based on failure to maintain certain incentive compensation levels will be determined without regard to his 2013 equity grants.

Retention Plan Bonus Payments

In connection with the transactions, Office Depot has entered into a retention arrangement with Kim Moehler (Senior Vice President—Finance and Controller) providing for retention payments subject to her continued employment with Office Depot through the installment payment dates described below, or if Kim Moehler’s employment is earlier terminated without “cause,” due to death or disability or due to a resignation for “good reason,” if applicable. The aggregate amount of Kim Moehler’s retention payments is $400,000. The first 50% installment of the retention payment is earned upon the earlier of (i) a decision by the antitrust regulators regarding whether the transactions will be allowed to proceed and (ii) December 15, 2013. The second 50% installment of the retention payment is earned on June 30, 2014. No retention arrangements have been entered into with any of Office Depot’s executive officers who are party to change in control agreements with Office Depot.

Quantification of Change in Control and Termination Payments and Benefits to Office Depot’s Executive Officers

The following table sets forth the amount of payments and benefits that each of Office Depot’s executive officers would receive in connection with the transactions, assuming completion of all of the transactions contemplated by the merger agreement occurred on December 31, 2013 and the employment of Office Depot’s executive officers were terminated other than for cause or if Office Depot’s executive officers resigned for good reason, in each case, on such date.

Change in Control and Termination Compensation

Executive Officer	Cash(1)	Equity / Performance Awards(2)	Pension / NQDC(3)	Perquisites / Benefits (4)	Tax Reimbursement(5)	Total(6)
Neil R. Austrian	$8,174,686	$6,874,400	$0	$30,000	$0	$15,079,086
Michael Newman	$2,889,636	$2,589,265	$0	$30,000	$0	$5,508,901
Steven Schmidt	$3,117,136	$3,124,606	$0	$30,000	$0	$6,271,742
Robert J. Moore	$2,707,730	$2,140,108	$0	$30,000	$0	$4,877,838
Elisa Garcia	$2,101,480	$1,668,212	$0	$30,000	$0	$3,799,692
Michael Allison	$1,896,480	$1,668,212	$0	$30,000	$0	$3,594,692
Kim Moehler	$637,417	$466,366	$0	$7,500	$0	$1,111,283

(1)	As described above, this amount equals the “double-trigger” lump sum cash severance payment provided to the executive officer (other than Ms. Moehler) under the terms of his or her change in control agreement, which equals the sum of (i) two times the sum of (x) the executive officer’s annual base salary (including any car allowance) and (y) the executive’s 2013 target annual bonus, (ii) an amount equal to the executive officer’s full 2013 target annual bonus, and (iii) the product of 18 and the monthly COBRA premium in effect on the date of termination. Ms. Moehler is entitled to a cash severance payment under Office Depot’s severance guidelines equal to (A) 18 months of base salary, (B) the product of 18 and the monthly COBRA premium in effect on the date of termination and (C) an amount equal to her 2013 target annual bonus based on actual achievement of performance goals except that, for purposes of the table above, target level achievement is assumed for the 2013 annual bonus because actual performance is not yet known.

In addition, under the change in control agreements, payments to the executive officers (other than Ms. Moehler) that constitute “parachute payments” under Sections 280G and 4999 of the Code may be subject to reduction if such reduction would result in a greater net-after-tax amount to such executive officers. For purposes of the table above, Office Depot assumed that no such reduction would be made to the payments to the executive officers.

(2)

As described above, this amount equals the value of the “double-trigger” acceleration of equity-based and other incentive awards under the 2007 Plan and the LTICPs upon a termination of employment without cause or resignation for good reason following completion of the transactions (assuming a price per share of $4.59, the per share closing price of Office Depot common stock on February 15, 2013, the last full trading day before the publication of press reports regarding the potential merger of OfficeMax and Office Depot).

Set forth below are the values of each type of incentive award that would automatically vest if each executive were to experience such a termination of employment on December 31, 2013:

Executive Officer	Stock Options(a)	Restricted Stock(b)	Performance Stock Units(c)	Performance Cash Award(d)	Total
Neil Austrian	$0	$3,901,500	$1,422,900	$1,550,000	$6,874,400
Michael Newman	$0	$1,326,004	$1,033,262	$230,000	$2,589,265
Steven Schmidt	$0	$1,581,001	$1,267,605	$276,000	$3,124,606
Robert Moore	$0	$1,085,538	$870,570	$184,000	$2,140,108
Elisa Garcia	$0	$845,504	$669,374	$153,334	$1,668,212
Michael Allison	$0	$845,504	$669,374	$153,334	$1,668,212
Kim Moehler	$2,133	$171,216	$122,016	$171,000	$466,366

(a)	The table above assumes a price per share of $4.59, the per share closing price of Office Depot common stock on February 15, 2013. For all executive officers (other than Ms. Moehler), all unvested stock options had an exercise price that was greater than the $4.59 per share price of Office Depot common stock and, as a result, the value of the acceleration of such stock options is $0.
(b)	This amount represents the value of unvested restricted stock that would accelerate upon a termination of employment without cause or resignation for good reason following completion of the transactions (assuming a price per share of $4.59, the per share closing price of Office Depot common stock on February 15, 2013). For all executive officers (other than Ms. Moehler and Mr. Austrian), only the first two-thirds of grants received in 2013 have accelerated vesting in such termination scenario. Mr. Austrian’s 2013 restricted stock award is scheduled to vest in the ordinary course on December 31, 2013 subject to his continued employment through such date and, accordingly, an involuntary termination of his employment without cause (or a termination for good reason) on December 31, 2013 would not result in any accelerated vesting of such award.
(c)	This amount represents the value of unvested performance stock units that would accelerate upon a termination of employment without cause or resignation for good reason following completion of the transactions (assuming a price per share of $4.59, the per share closing price of Office Depot common stock on February 15, 2013). For 2012 performance stock units, the amounts are based on actual achievement of performance goals. For 2013 performance stock units, the amounts are based on achievement of applicable performance goals at 100% of target because actual performance is not yet known. For all executives (other than Ms. Moehler and Mr. Austrian), only the first two-thirds of the 2013 performance stock unit grant has accelerated vesting in such termination scenario. Mr. Austrian’s 2013 performance stock unit award is scheduled to vest in the ordinary course on December 31, 2013 subject to his continued employment through such date and, accordingly, an involuntary termination of his employment without cause (or a termination for good reason) on December 31, 2013 would not result in any accelerated vesting of such award.
(d)	This amount represents the value of unvested performance cash awards under the LTICPs that would accelerate upon a termination of employment without cause or resignation for good reason following completion of the transactions. For 2012 performance cash awards, the amounts are based on actual achievement of performance goals. None of the executive officers (other than Ms. Moehler) received a 2013 performance cash award. For Ms. Moehler, her unvested 2013 performance cash award is based on achievement of applicable performance goals at target level because actual performance is not yet known.
(3)	None of the executive officers have unvested deferred compensation account balances under Office Depot’s deferred compensation plans and, as a result, there would be no “double-trigger” nonqualified deferred compensation benefit enhancements upon the executive officers’ termination of employment without cause or resignation for good reason following completion of the transactions.
(4)	As described above, this amount equals the value of the “double-trigger” executive outplacement services package for 24 months provided to each executive officer (other than Ms. Moehler) under the terms of his or her change in control agreement. Ms. Moehler is entitled to 6 months of executive outplacement services under Office Depot’s severance guidelines.

(5)	Office Depot has no obligation to any executive officer to pay a “gross-up” to offset golden parachute excise taxes under Section 4999 of the Code or to reimburse the executive for related taxes.
(6)	This amount included the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Compensation Related to the Transactions

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Office Depot’s “named executive officers” (as identified in accordance with SEC regulations) based on the proposed transactions, assuming that the proposed transactions are completed on April 5, 2013 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and each of the named executive officers are terminated without cause on the same day.

Golden Parachute Compensation—Office Depot

Named Executive Officer(1)	Cash(2)	Equity/ Performance Awards(3)	Pension / NQDC(4)	Perquisites / Benefits(5)	Tax Reimbursement(6)	Total(7)
Neil R. Austrian	$8,174,686	$11,262,300	$0	$30,000	$0	$19,466,986
Michael Newman	$2,889,636	$2,413,370	$0	$30,000	$0	$5,333,006
Steven Schmidt	$3,117,136	$2,899,009	$0	$30,000	$0	$6,036,145
Elisa Garcia	$2,101,480	$1,547,364	$0	$30,000	$0	$3,678,844

(1)	Kevin Peters and Farla Efros, who are named executive officers, were excluded from this table because the employment of each of Mr. Peters and Ms. Efros was terminated prior to April 5, 2013 and they would not be entitled to any payments under the termination assumptions of this table.
(2)	This amount equals the “double-trigger” lump sum cash severance payment provided to the named executive officer under the terms of his or her change in control agreement, which equals the sum of (i) two times the sum of (x) the named executive officer’s annual base salary (including any car allowance) and (y) the executive’s 2013 target annual bonus, (ii) an amount equal to the named executive officer’s full 2013 target annual bonus, and (iii) the product of 18 and the monthly COBRA premium in effect on the date of termination.
(3)	This amount equals the value of the “double-trigger” acceleration of equity-based and other performance-based cash incentive awards under the 2007 Plan and the LTICPs upon a termination of the named executive officer’s employment without cause or resignation for good reason following completion of the transactions (assuming a price per share of $4.03, the average per-share closing price of Office Depot over the first five business days following February 20, 2013, determined pursuant to Item 402(t) of Regulation S-K).
(4)	None of the named executive officers have unvested deferred compensation account balances under Office Depot’s deferred compensation plans and, as a result, there would be no “double-trigger” nonqualified deferred compensation benefit enhancements upon the named executive officers’ termination of employment without cause or resignation for good reason following completion of the transactions.
(5)	This amount equals the value of the “double-trigger” executive outplacement services package for 24 months provided to each named executive officer under the terms of his or her change in control agreement.
(6)	Office Depot has no obligation to any named executive officer to pay a “gross-up” to offset golden parachute excise taxes under Section 4999 of the Code or to reimburse the executive for related taxes.
(7)	This amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Narrative to Golden Parachute Compensation Table

The tabular disclosure set forth above (i) assumes that each of the listed Office Depot named executive officers is terminated without cause or resigns for good reason in connection with the proposed transactions under circumstances that entitle such individual to severance payments and benefits under his or her change in control agreement (as the case may be) as of April 5, 2013 (the latest practicable date, determined pursuant to

Item 402(t) of Regulation S-K) and (ii) becomes entitled to accelerated vesting and/or payment in respect of all unvested equity-based awards held by such named executive officer on such date, based on a price of $4.03 per share with respect to Office Depot common stock (the average per-share closing price of Office Depot over the first five business days following February 20, 2013, determined pursuant to Item 402(t) of Regulation S-K) and with performance based awards being paid out at actual achievement of performance goals (if available), or the target level of performance (if actual achievement of performance goals not available).

Interests of Certain OfficeMax Persons in the Transactions

When considering the recommendation of OfficeMax’s board of directors with respect to the transactions, you should be aware that OfficeMax’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of OfficeMax’s stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. OfficeMax’s board of directors was aware of these interests during its deliberations on the merits of the transactions and in deciding to recommend that OfficeMax stockholders vote for the adoption of the merger agreement and the approval of the first merger and the second merger at the OfficeMax special meeting.

Acceleration of Vesting of Equity Awards upon a Qualifying Termination

OfficeMax’s executive officers have previously been granted stock options, restricted stock units and performance restricted stock units under the OfficeMax Plan. Under the merger agreement, restricted stock units and performance restricted stock units granted under the OfficeMax Plan that vest based on the attainment of performance goals with a performance period that has not completed prior to the closing will be converted in the transactions into time vesting awards which will vest at the target level of performance, subject to the holder’s continued employment, upon the vesting date previously applicable to the performance award. The awards granted under the OfficeMax Plan also have terms which provide that in the event of the executive’s qualifying termination (as defined in the executive’s change in control agreement described below) during the two year period following the completion of the transactions, any award, to the extent then outstanding and unvested, will become fully vested.

For an estimate of the amounts that would be payable to each of OfficeMax’s executive officers in connection with a Qualifying Termination, see “—Quantification of Change in Control and Termination Payments and Benefits to OfficeMax Executive Officers” on page 126.

Change in Control Termination Benefits

All of OfficeMax’s executive officers have change in control agreements that formalize their severance benefits if the officer is terminated under the circumstances discussed below before or after a change in control of OfficeMax (which will occur upon the completion of the proposed transactions). Generally, under the change in control agreements, an executive officer will receive the benefits provided under the agreement if:

•	a change in control occurs, and

•	after the change in control the officer’s employment is terminated and the termination is a qualifying termination as defined in the change in control agreement and described below.

For purposes of the change in control agreements, a qualifying termination means a termination of the executive officer’s employment within the two year period following completion of the transactions, either without cause or by the executive officer for good reason. Good reason generally includes:

•

assignment to the executive of duties inconsistent with those of an executive officer or a significant adverse alteration in the executive’s responsibilities as in effect prior to the change in control;

•	a material reduction in base salary (other than an across the board reduction similarly affecting similarly situated executives;

•	a material reduction in target annual cash incentive;

•	a relocation of the executive’s primary office location by more than 50 miles;

•	a material reduction in the aggregate benefits and compensation available to the executive (compared to those provided prior to the change in control);

•	a material reduction in the long term equity incentives available to the executive (compared to those provided prior to the change in control); and

•	the failure by OfficeMax to require a successor to assume and agree to perform the change in control agreement.

The principal benefits under the change in control agreements upon a qualifying termination include:

•	the officer’s salary through the termination date;

•	severance pay equal to a multiple (two times for each executive officer other than Mr. Hartley and Ms. O’Connor) of the sum of the officer’s annual base salary and “target bonus;”

•	pay for accrued but unused time off; and

•	continuation of participation in OfficeMax’s benefits plan (or cash payment in lieu of participation), with duration and cost differing depending on title.

For all executive officers other than the chief executive officer, “target bonus” will be the average annual incentive award earned during the three years preceding termination, unless the officer has not earned three annual awards, in which case it will be the target annual incentive award in the year in which termination occurs. For the chief executive officer, the target incentive award would equal the target annual incentive award in the year in which termination occurs.

Although such payments are not currently expected to be required in connection with the transactions, for Mr. Besanko, Mr. Broad, Mr. Hartley and Ms. O’Connor, OfficeMax will gross-up the officer’s total payments under the agreement to cover any excise tax imposed by the Internal Revenue Service under Section 4999 of the Code as a result of such payments such that the officer receives the full amount of payments due under the agreement, provided that if the value of the payments subject to excise taxes is not more than 110% of the value of payments that could be provided without triggering excise taxes, then the value of payments to the officer will be reduced to the amount that can be provided without triggering excise taxes. The agreements also contain provisions allowing the officer to continue to participate in OfficeMax’s benefit plans or to receive cash at OfficeMax’s discretion in lieu of participating, with the duration and cost of this arrangement differing depending on title.

Under the OfficeMax 2013 annual bonus program, executive officers will be entitled to payment of the officer’s 2013 annual bonus at target in the event of a qualifying termination following the transactions. In addition, Mr. Hartley and Ms. O’Connor would be entitled to accelerated payment of performance-based cash awards upon a qualifying termination.

Quantification of Change in Control and Termination Payments and Benefits to OfficeMax Executive Officers

The following table sets forth the amount of payments and benefits that each of OfficeMax’s executive officers would receive in connection with the transactions, assuming the completion of the transactions occurred on December 31, 2013 and the employment of OfficeMax’s executive officers was terminated other than for cause on such date.

Change in Control and Termination Compensation

Executive Officer	Cash(1)	Equity(2)	Perquisites / Benefits(3)	Tax Reimbursement(4)	Total(5)
Ravi Saligram	$4,600,000	$6,316,576	$91,986	$0	$11,008,562
Bruce Besanko	$2,113,376	$1,024,368	$26,244	$0	$3,163,988
Matthew Broad	$1,652,135	$903,383	$19,416	$0	$2,574,934
John Kenning	$2,172,500	$1,393,619	$22,896	$0	$3,589,015
Michael Lewis	$2,273,802	$1,110,020	$21,912	$0	$3,405,734
James Barr	$2,034,250	$1,256,876	$25,356	$0	$3,316,482
Ronald Lalla	$1,587,750	$856,506	$23,988	$0	$2,468,244
Steve Parsons	$1,336,907	$937,170	$24,936	$0	$2,299,013
Larry Hartley	$673,328	$281,697	$17,856	$0	$972,881
Deborah O’Connor	$661,033	$243,555	$22,248	$0	$926,835

(1)	As described above, this amount equals the “double-trigger” lump sum cash severance payment provided to the executive officer under the terms of his or her change in control agreement, which equals the sum of (i) two times (one time in the case of Mr. Hartley and Ms. O’Connor) the sum of (x) the executive officer’s annual base salary and (y) the executive’s target annual bonus. Cash amounts also include the target value of the executive’s 2013 annual bonus and accelerated payment of performance-based cash awards for Mr. Hartley and Ms. O’Connor.
(2)	As described above, this amount equals the value of the “double-trigger” acceleration of equity-based awards upon a qualifying termination under the OfficeMax Plan (assuming a price per share of $10.75, the per-share closing price of OfficeMax on February 15, 2013, the last full trading day before the publication of press reports regarding a potential merger of OfficeMax and Office Depot). Set forth below are the values of each type of incentive award that would automatically vest if each executive were to experience a qualifying termination on December 31, 2013. No amounts are included for stock option awards with a per-share exercise price equal to or exceeding $10.75.

Executive Officer	Stock Options	Restricted Stock Units (RSUs)	Performance RSUs	Total
Ravi Saligram	$1,175,958	$1,240,389	$3,900,229	$6,316,576
Bruce Besanko	$206,304	$175,720	$642,345	$1,024,368
Matthew Broad	$162,870	$186,061	$554,453	$903,383
John Kenning	$495,005	$175,720	$722,895	$1,393,619
Michael Lewis	$234,304	$219,139	$656,578	$1,110,020
James Barr	$446,584	$196,392	$613,900	$1,256,876
Ronald Lalla	$160,938	$165,389	$530,179	$856,506
Steve Parsons	$238,001	$165,389	$533,781	$937,170
Larry Hartley	$54,292	$113,703	$113,703	$281,697
Deborah O’Connor	$78,177	$82,689	$82,689	$243,555

(3)	As described above, this amount equals the value of the “double-trigger” health and welfare continuation benefits provided to each executive officer under the terms of his or her change in control agreement.

(4)	Based on assumptions including a price per share and qualifying termination date as describe above in note (1), no “gross-up” payment is expected to be due to an executive officer in connection with the other payments and benefits described in the table.
(5)	This amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Treatment of OfficeMax Director Compensation

The non-employee directors of OfficeMax receive, as part of their compensation for serving on the board of directors, restricted stock units with respect to OfficeMax common stock, which vest six months from the date of grant and are paid out upon the termination of the director’s service on the OfficeMax board of directors. The number of restricted stock units held by non-employee members of the OfficeMax board of directors as of the date hereof is set forth below; non-employee members of the OfficeMax board of directors are also expected to receive an additional grant of restricted stock units consistent with OfficeMax’s director compensation policy in July 2013, which will vest six months from the date of grant (or upon the completion of the transactions if the director will not continue to serve as a director of the combined Company following the transactions). All such restricted stock units will be paid out upon the cessation of the director’s service. The numbers set forth in the table below include restricted stock units to be received in July 2013 (assuming conversion of the $100,000 value of each award into restricted stock units at a price per share of $10.75, the per-share closing price of OfficeMax on February 15, 2013, the last full trading day before the publication of press reports regarding a potential merger of OfficeMax and Office Depot).

Director	Restricted Stock Units
Warren F. Bryant	79,688
Joseph DePinto	98,901
Rakesh Gangwal	179,932
V. James Marino	47,601
William J. Montgoris	69,677
Francesca Ruiz de Luzuriaga	73,629
David Szymanski	73,959

Compensation Related to the Transactions

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for OfficeMax’s “named executive officers” (as identified in accordance with SEC regulations) based on the proposed transactions, assuming that the proposed transactions are completed on April 5, 2013 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and each of the named executive officers are terminated without cause on the same day.

Golden Parachute Compensation—OfficeMax

Named Executive Officer	Cash(1)	Equity(2)	Perquisites / Benefits(3)	Tax Reimbursement(4)	Total(5)
Ravi Saligram	$4,600,000	$7,568,143	$91,986	$0	$12,260,129
Bruce Besanko	$2,178,541	$1,412,753	$26,244	$0	$3,617,538
Matthew Broad	$1,699,665	$1,223,174	$19,416	$0	$2,942,256
John Kenning	$2,172,500	$1,591,165	$22,896	$0	$4,087,855
Michael Lewis	$2,720,000	$1,368,244	$21,912	$0	$4,110,156

(1)	This amount equals the estimated “double-trigger” lump sum cash severance payment provided to the executive officer under the terms of his or her change in control agreement, which equals the sum of (i) two times the sum of (x) the executive officer’s annual base salary and (y) the executive’s target annual bonus.

(2)	This amount equals the estimated value of the “double-trigger” acceleration of equity-based and other incentive awards upon a qualifying termination under the OfficeMax Plan (assuming a price per share of $11.826, the average per-share closing price of OfficeMax over the first five business days following February 20, 2013, determined pursuant to Item 402(t) of Regulation S-K).
(3)	This amount equals the estimated value of the “double-trigger” health and welfare continuation benefits provided to each executive officer under the terms of his or her change in control agreement.
(4)	This amount represents the estimated “gross-up” payment due to the executive officer in connection with the other payments and benefits described in the table.
(5)	This amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Narrative to Golden Parachute Compensation Table

The tabular disclosure set forth above (i) assumes that each of the listed named executive officers is terminated without cause in connection with the proposed transactions under circumstances that entitle such individual to severance payments and benefits under his or her change in control agreement (as the case may be) as of April 5, 2013 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and (ii) becomes entitled to accelerated vesting and/or payment in respect of all unvested equity-based awards held by such executive officer on such date, based on a price of $11.826 per share with respect to OfficeMax common stock (the average per-share closing price of OfficeMax over the first five business days following February 20, 2013, determined pursuant to Item 402(t) of Regulation S-K) and with performance based awards being paid out at the target level of performance.

Governance of the Combined Company Following Completion of the Transactions

The merger agreement contains certain provisions relating to the governance of the combined company following completion of the transactions, which reflect the merger of equals structure of the proposed business combination. Completion of the transactions is subject to the conditions described under “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 142, including the adoption by Office Depot, as of the closing, of the amended and restated bylaws to implement certain governance matters for a four-year period following completion of the transactions.

The board of directors of the combined company and its committees will have equal representation from both parties as of the closing. As of the closing, the then-current chief executive officers of both parties will be appointed as co-chief executive officers of the combined company and the board of directors will have co-chairpersons and co-lead outside directors designated by the parties, unless and until a successor has been appointed as the sole chief executive officer of the combined company. A selection committee consisting of an equal number of independent directors of each party will identify successor CEO candidates. Office Depot has designated Nigel Travis, Marsha J. Evans and Thomas J. Colligan and OfficeMax has designated V. James Marino, Rakesh Gangwal and Francesca Ruiz de Luzuriaga as members of the selection committee with Messrs. Travis and Marino serving as co-chairpersons. The selection committee will also consider the then-current chief executive officers of both parties as successor CEO candidates. The amended and restated bylaws will provide for the rotation of the selection of the chairperson and lead outside director. In addition, as of the closing, the officers for the combined company will be appointed by the newly constituted board of directors from among the officers of both parties.

For a more complete description of the provisions of the merger agreement and the amended and restated bylaws related to governance of the combined company, see “The Merger Agreement—Governance of the Combined Company Following Completion of the Transactions” beginning on page 159.

Indemnification; Directors’ and Officers’ Insurance

Following the completion of the transactions, the combined company is required to cause OfficeMax Converted LLC to provide indemnification and advancement of expenses to present and former directors and officers of OfficeMax to the fullest extent provided or permitted under OfficeMax’s certificate of incorporation, OfficeMax’s bylaws and any indemnification agreement entered into between OfficeMax and such person and under applicable law. In addition, Office Depot has agreed to purchase a “tail” directors’ and officers’ liability insurance policy with six-year coverage for OfficeMax’s present and former directors and officers. For a more complete description, see “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Board of Directors and Management of the Combined Company Following Completion of the Transactions

The merger agreement contains certain provisions relating to the governance of the combined company following completion of the transactions, which reflect the merger of equals structure of the proposed business combination. Completion of the transactions is subject to the conditions described under “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 142, including the adoption by Office Depot, effective as of the effective time of the second merger, of the amended and restated bylaws to implement certain governance matters for a four-year period following completion of the transactions. For a more complete description of the provisions of the merger agreement and the amended and restated bylaws related to the governance of the combined company, see “The Merger Agreement—Governance of the Combined Company Following Completion of the Transactions” beginning on page 159.

Executive Officers

As of the closing, the then-current chief executive officers of both parties will be appointed as co-chief executive officers of the combined company, unless and until a successor has been appointed as the sole chief executive officer of the combined company (referred to in this joint proxy statement/prospectus as the “successor CEO”). As soon as practicable, the parties will establish a selection committee consisting of an equal number of independent directors of each party to identify successor CEO candidates. Office Depot has designated Nigel Travis, Marsha J. Evans and Thomas J. Colligan and OfficeMax has designated V. James Marino, Rakesh Gangwal and Francesca Ruiz de Luzuriaga as members of the selection committee with Messrs. Travis and Marino serving as co-chairpersons. The selection committee will also consider the then-current chief executive officers of both parties as successor CEO candidates. The successor CEO will be elected by a majority vote of the board of directors of the combined company (or, if the successor CEO is elected prior to completion of the transactions, such action will require the consent of Office Depot and OfficeMax), except that the appointment of one of the then-current chief executive officers or any former or current executive officer of either party will require the vote of at least two-thirds of the independent directors of the combined company (or, if the successor CEO is elected prior to completion of the transactions, such action will require the consent of Office Depot and OfficeMax, as authorized by the vote of at least two-thirds of the independent directors of each party).

In addition, as of the closing, the officers for the combined company will be appointed by the newly constituted board of directors from among the officers of both parties.

Board of Directors

Unless and until the successor CEO has been appointed, the board of directors of the combined company will be comprised of twelve members, with five independent directors designated by each party and the co-chief executive officers. Upon the appointment of the successor CEO, the board of directors of the combined company will be comprised of eleven members, with the ten independent director designees of the parties and the successor CEO. If the successor CEO is, however, the then-current chief executive officer or any former or current executive officer of either party, the party whose chief executive officer has not been appointed as successor CEO will have the right to designate one additional independent director, and the board of directors of the combined company will be comprised of twelve members. As of the date of this joint proxy statement/prospectus, neither OfficeMax nor Office Depot has made a determination as to which independent directors to appoint to the board of directors of the combined company. Information concerning the current members of the Office Depot board of directors and OfficeMax board of directors is set forth in the parties’ respective proxy statements incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 213.

Each committee of the board of directors will be comprised of an equal number of independent directors designated by each party. In addition, the audit committee will include an independent director from each party who qualifies as an audit committee financial expert under the federal securities laws. Except for the selection committee (which will be co-chaired by designees from each party), each party will designate chairpersons of the committees selected in alternation between the parties, with OfficeMax initially selecting the chairperson of the audit committee.

The amended and restated bylaws to be adopted by Office Depot as of the closing will provide that equal board and committee representation, as well as the selection of committee chairpersons, will be maintained for a period of four years following completion of the transactions.

Chairperson and Lead Outside Director

Unless and until the successor CEO has been appointed, the board of directors of the combined company will be led by co-chairpersons and co-lead outside directors designated by each of the parties from among their respective director designees serving on the newly constituted board of directors. Upon the appointment of the successor CEO, if the successor CEO is the then-current chief executive officer or any former or current executive officer of either party, the party whose chief executive officer has not been appointed as successor CEO will have the right to designate the chairperson and lead outside director from among its independent director designees. If the successor CEO is not the then-current chief executive officer or any former or current executive officer of either party, then Office Depot will have the right to initially designate the chairperson and lead outside director (or only the lead outside director, if the successor CEO is appointed as both chief executive officer and chairperson).

The amended and restated bylaws to be adopted by Office Depot as of the closing will provide that the individual designated as the chairperson and/or lead outside director upon the appointment of the successor CEO will serve until the date that is nearest to one-half of the period from the time of such appointment until the four-year anniversary of the closing, at which date a new chairperson and/or lead outside director will be selected by a committee of independent director designees of the party that did not designate the initial chairperson and/or lead outside director. The amended and restated bylaws will provide that the new chairperson and/or lead outside director will then serve until the four-year anniversary of the closing.

Company Name and Headquarters

The combined company’s name and the location of its headquarters will be determined by the newly constituted board of directors, taking into consideration the recommendation of the successor CEO after his or her appointment. If such matters have not been determined prior to the completion of the transactions, the combined company will have dual headquarters in Naperville, Illinois and Boca Raton, Florida, and the businesses of each party will continue to operate under their existing names, in each case until otherwise so determined.

Material U.S. Federal Income Tax Consequences of the Transactions

The following is a general discussion of the material U.S. federal income tax consequences of the transactions to U.S. Holders (as defined below) of OfficeMax common stock. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. Holders (as defined below) of OfficeMax common stock that hold their shares of OfficeMax common stock and will hold their shares of New OfficeMax common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of OfficeMax common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of OfficeMax common stock that received OfficeMax common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of OfficeMax common stock that has a functional currency other than the U.S. dollar;

•	a holder of OfficeMax common stock that holds OfficeMax common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person that is not a U.S. Holder (as defined below); or

•	a U.S. expatriate.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of OfficeMax common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds OfficeMax common stock, the U.S. federal income tax consequences of the transactions of a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds OfficeMax common stock, and any partners in such partnership, should consult their own tax advisors with respect to the tax consequences of the transactions in their specific circumstances.

The tax consequences of the transactions will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the transactions in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Transactions

The parties intend for each of (i) the first merger and the LLC conversion, taken together, and (ii) the second merger and the third merger, taken together, to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. It is a condition to OfficeMax’s obligation to complete the transactions that OfficeMax receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP dated as of the closing date, to the effect that each of the first merger and the LLC conversion, taken together, and the second merger and the third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Office Depot’s obligation to complete the transactions that Office Depot receive an opinion from Simpson Thacher & Bartlett LLP, dated as of the closing date, to the effect that each of the first merger and the LLC conversion, taken together, and the second merger and the third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions are waivable, and OfficeMax and Office Depot will undertake to re-circulate and re-solicit if either condition is waived and the change in tax consequences is material. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinions and on representation letters provided by OfficeMax and Office Depot. None of the opinions described above will be binding on the Internal Revenue Service or any court. OfficeMax and Office Depot have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Assuming that, in accordance with the opinions referred to above, each of (i) the first merger and the LLC conversion, taken together, and (ii) the second merger and the third merger, taken together, constitutes a “reorganization” within the meaning of Section 368(a) of the Code, upon the exchange of OfficeMax common stock for New OfficeMax common stock and upon the exchange of New OfficeMax common stock for Office Depot common stock and cash in lieu of fractional shares, the material U.S. federal income tax consequences of the transactions will be as follows.

You will not recognize gain or loss upon exchanging your OfficeMax common stock for New OfficeMax common stock. The aggregate tax basis in the shares of New OfficeMax common stock that you receive in the first merger will equal your aggregate adjusted tax basis in the shares of OfficeMax common stock that you surrender. Your holding period for the shares of New OfficeMax common stock that you receive in the first merger will include your holding period for the shares of the OfficeMax common stock that you surrender.

You will not recognize gain or loss upon exchanging your New OfficeMax common stock for Office Depot common stock, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Office Depot common stock. The aggregate tax basis in the shares of Office Depot common stock that you receive pursuant to the second merger (including any fractional share deemed received and sold as described below) will equal your aggregate adjusted tax basis in the shares of New OfficeMax common stock you surrender. Such aggregate adjusted tax basis will be allocated between the Office Depot common stock you receive and any fractional share based on their relative fair market values. Your holding period for the shares of Office Depot common stock that you receive pursuant to the second merger (including any fractional share deemed received and sold as described below) will include your holding period for the shares of New OfficeMax common stock you surrender.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of Office Depot common stock, you will be treated as having received the fractional share of Office Depot common stock pursuant to the transactions and then as having sold that fractional share of Office Depot common stock for cash. As a result, you will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of Office Depot common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date, the holding period for such fractional share (as described above) is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If you acquired different blocks of OfficeMax common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined in your specific circumstances.

Backup Withholding

If you are a non-corporate holder of OfficeMax common stock you may be subject, under certain circumstances, to backup withholding at a rate of 28% on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof acceptable to Office Depot and the exchange agent that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Holders of OfficeMax common stock are urged to consult their tax advisors with respect to the tax consequences of the transactions in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Accounting Treatment of the Transactions

Although the parties have structured the transactions as a merger of equals, accounting principles generally accepted in the United States of America, referred to in this joint proxy statement/prospectus as “GAAP,” require that one party to the transactions be identified as the acquirer. Based on a number of factors viewed as of the date of this joint proxy statement/prospectus, including the relative voting rights of former Office Depot stockholders in the combined entity anticipated to exist upon completion of the combination, the transactions are expected to be accounted for as a business combination, with Office Depot as the accounting acquirer and OfficeMax as the accounting acquiree. The final consideration will be allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed from OfficeMax based on their respective fair values as of the completion of the transactions. Any consideration above or below those fair values will be recorded as goodwill or gain, respectively.

The allocation of consideration reflected in the unaudited pro forma condensed consolidated financial statements included in this joint proxy statement/prospectus is based on preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The final allocation will be based in part on detailed valuation studies which have not yet been completed. Differences between preliminary estimates in the unaudited pro forma condensed consolidated financial statements and the final acquisition accounting will occur and could have a material impact on the combined company’s future results of operations and financial position. The final allocation is expected to be completed no later than twelve months following the closing of the transactions.

Regulatory Approvals

OfficeMax and Office Depot have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions and the other transactions contemplated by the merger agreement. The following is a summary of the material regulatory approvals required for completion of the transactions. There can be no assurance, however, if and when any of the approvals required to be obtained for the transactions contemplated by the merger agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose.

United States Antitrust Clearance

Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Office Depot and OfficeMax filed Notification and Report Forms with the Antitrust Division and the FTC on March 7, 2013 and the parties were subsequently notified that the FTC will be reviewing the transactions. On April 8, 2013, the parties received a Request for Additional Information and Documentary Materials (referred to in this joint proxy statement/prospectus as a “second request”) from the FTC regarding the proposed transactions. The effect of the second request was to extend the waiting period imposed by the HSR Act until 30 days after each party has substantially complied with the second request, unless that period is terminated sooner by the FTC. The parties will work to promptly respond to the second request and continue to work cooperatively with the FTC in connection with this review.

At any time before or after the completion of the transactions, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the transactions, to rescind the transactions or to clear the transactions subject to the divestiture of assets of Office Depot or OfficeMax or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of Office Depot or OfficeMax or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

Mexico Antitrust Clearance

The Mexican Federal Law on Economic Competition (referred to in this joint proxy statement/prospectus as the “FLEC”) provides that the parties must file a pre-merger notification with the Mexican Federal Competition Commission (referred to in this joint proxy statement/prospectus as the “MFCC”) if certain economic thresholds are met. The FLEC authorizes the MFCC to issue an order within ten business days of the submission of a complete notification prohibiting the parties from consummating the transactions in Mexico until a clearance decision is issued by the MFCC. If the MFCC does not issue such an order within ten business days of the parties’ submission of a complete notification, the parties may consummate the transactions, under their own risk and responsibility. The MFCC may also request additional information from the filing parties within 15 business days of submission of a complete notification. The filing parties have up to 15 business days from the MFCC’s request to provide the additional information to the MFCC, but this may be extended. Once the parties complete production of the additional information, the MFCC has 35 business days to complete its review and render and notify its resolution of the transactions, but the MFCC may extend its review period by an additional 40 business days for complex transactions. The MFCC’s decision may be either to allow the transactions to proceed as proposed, to prohibit the transactions, or to impose regulatory concessions or conditions on the transactions. The parties intend to notify the MFCC under the FLEC as soon as reasonably practicable.

Canada Antitrust Clearance

The transactions contemplated by the merger agreement require notice to the Commissioner of Competition under the pre-merger notification requirements of the CAC. Under the CAC, a transaction subject to pre-merger notification may not be completed until a pre-merger filing has been submitted to the Commissioner of Competition and the relevant waiting period has expired or been waived by the Commissioner of Competition. Upon application by the parties, if a transaction does not raise substantive issues, the Commissioner of Competition may, at the request of the parties, issue an advance ruling certificate where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the CAC. If the Commissioner of Competition issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. Office Depot and OfficeMax intend to file their respective notices under Part IX of the CAC with the Canadian Competition Bureau in respect of the transactions as soon as reasonably practicable. In addition, Office Depot and OfficeMax intend to file an application for an advance ruling certificate.

Other Regulatory Approvals

In addition to the regulatory approvals described above, the transactions may require the approval of other governmental authorities under foreign regulatory laws, such as under foreign merger control laws. If it is determined that other filings are required or advisable, it is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the transactions, various regulatory concessions. Neither Office Depot nor OfficeMax is currently aware of any material governmental approvals or actions that are required for completion of the transactions other than those described above. It is currently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

General

There can be no assurances that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurances as to the timing of any approvals, Office Depot’s and OfficeMax’s ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. The parties’ respective obligations to complete the transactions contemplated by the merger agreement are conditioned upon expiration or earlier termination of the waiting period under the HSR Act and receipt of approvals or clearances required under the FLEC and the CAC. State attorneys general or other governmental authorities may also seek to block, delay, or otherwise require certain concessions, such as the divestiture of assets of Office Depot or OfficeMax or other remedies. The parties’ respective obligations to complete the transactions contemplated by the merger agreement are conditioned upon the absence of any outstanding judgment, injunction, order or decree of a competent United States federal or state governmental authority prohibiting or enjoining the consummation of the transactions or the other transactions contemplated by the merger agreement.

Under the merger agreement, the parties have agreed to use their reasonable best efforts to obtain all of the regulatory approvals described above. In connection with obtaining required regulatory approvals, neither Office Depot nor OfficeMax is, however, obligated to divest or hold separate or otherwise take any action that limits Office Depot’s or OfficeMax’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets, to the extent such action would reasonably be expected to have a material adverse effect after the closing on the combined businesses of Office Depot and OfficeMax and their subsidiaries, taken as a whole, including the overall benefits expected to be derived by the parties from the combination of Office Depot and OfficeMax via the transactions. See “Risk Factors—Risks Relating to the Transactions” beginning on page 35.

Exchange of Shares

Upon the completion of the first merger, each share of OfficeMax common stock issued and outstanding immediately prior to the effective time of the first merger will be converted into one share of New OfficeMax common stock.

Prior to the effective time of the second merger, Office Depot and OfficeMax will appoint an exchange agent to handle the exchange of shares of New OfficeMax common stock for Office Depot common stock. At the effective time of the second merger, each share of New OfficeMax common stock (excluding any shares of OfficeMax common stock held by Office Depot, Merger Sub Two or in treasury, which will be cancelled for no consideration) will be converted into the right to receive 2.69 shares of Office Depot without the need for any action by the holders of New OfficeMax common stock, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as described below.

New OfficeMax stockholders will not receive any fractional shares of Office Depot common stock in the second merger. Instead, a stockholder of New OfficeMax who otherwise would have received a fractional share of Office Depot common stock will be entitled to receive, from the exchange agent appointed by Office Depot and OfficeMax pursuant to the merger agreement, a cash payment in lieu of such fractional shares representing such holder’s proportionate interest in the proceeds from the sale by the exchange agent of the number of excess shares of Office Depot common stock represented by the aggregate amount of fractional shares of Office Depot common stock.

If a dividend or other distribution is declared with respect to shares of Office Depot common stock with a record date after the effective time of the second merger, such declaration will include a dividend or other distribution in respect of all shares of Office Depot common stock issuable pursuant to the merger agreement.

After the effective time of the second merger, shares of New OfficeMax common stock will no longer be outstanding, will be cancelled and will cease to exist and each certificate, if any, that previously represented shares of New OfficeMax common stock will represent only the right to receive Office Depot common stock and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as described above. With respect to such shares of Office Depot common stock deliverable upon the surrender of OfficeMax stock certificates, until holders of such OfficeMax stock certificates have surrendered such stock certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to shares of Office Depot common stock with a record date after the effective time of the second merger.

As soon as practicable after the effective time of the second merger, Office Depot will cause the exchange agent to send a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates representing New OfficeMax common stock shall pass, upon delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering OfficeMax stock certificates, if any, in exchange for shares of Office Depot common stock.

Office Depot stockholders need not take any action with respect to their stock certificates.

Treatment of OfficeMax Stock Options and OfficeMax Stock-Based Awards

In connection with the first merger, each of OfficeMax and New OfficeMax will take all actions as may be necessary so that at the effective time of the first merger, each OfficeMax stock option and each other OfficeMax stock-based award will, automatically and without any action on behalf of the holder thereof, be converted into a stock option or award, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of New OfficeMax.

In connection with the second merger, each outstanding New OfficeMax stock option will be converted into an option to purchase, on the same terms and conditions as the New OfficeMax stock option, a number of shares of

Office Depot common stock that is equal to the number of shares of New OfficeMax common stock subject to the New OfficeMax stock option multiplied by the exchange ratio, at an exercise price per share of Office Depot common stock equal to the exercise price per share of New OfficeMax common stock subject to the New OfficeMax stock option divided by the exchange ratio. Each other New OfficeMax stock-based award will be converted as a result of the second merger into an award, on the same terms and conditions as the New OfficeMax stock-based award, with respect to a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock underlying such New OfficeMax stock-based award multiplied by the exchange ratio, except that any then outstanding awards that vest based on the attainment of performance goals with a performance period that has not completed prior to the closing will be converted into time-based awards that will vest at target levels at the originally scheduled vesting date, subject to any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the 2003 OfficeMax Incentive and Performance Plan. Prior to the effective time of the second merger, OfficeMax, Office Depot and their respective boards of directors and compensation committees, as applicable, will take all actions necessary to effectuate the conversion of New OfficeMax stock options and other stock-based awards as described in this paragraph.

Treatment of OfficeMax Series D Preferred Stock

Prior to the closing, OfficeMax will redeem each issued and outstanding share of the OfficeMax Series D preferred stock for shares of OfficeMax common stock (excluding any shares of OfficeMax Series D preferred stock surrendered by the holder thereof for conversion in accordance with the Certificate of Designation for the OfficeMax Series D preferred stock, which shares will be converted into shares of OfficeMax common stock before the effective time of the second merger) in accordance with the Certificate of Designation for the OfficeMax Series D preferred stock. The shares of OfficeMax common stock issued upon such redemption or conversion will then be converted at the effective time of the second merger into the right to receive shares of Office Depot common stock in accordance with the exchange ratio, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

Treatment of Office Depot Convertible Preferred Stock; Agreements with BC Partners

Concurrently with the execution of the merger agreement, Office Depot and OfficeMax entered into a voting agreement (referred to in this joint proxy statement/prospectus as the “voting agreement”) with BC Partners, under which BC Partners has agreed to vote all of their shares of Office Depot convertible preferred stock, together with any other voting securities of Office Depot acquired by BC Partners after February 20, 2013, in favor of the Office Depot share issuance and the other actions contemplated by the merger agreement and against any alternative transaction proposal with respect to Office Depot. These obligations will be suspended if Office Depot’s board of directors effects a change of recommendation with respect to the transactions, including by withdrawing its recommendation to Office Depot’s stockholders to approve the issuance of Office Depot common stock pursuant to the merger agreement, approving or recommending, or publicly proposing to approve, an alternative transaction proposal with respect to Office Depot or failing to recommend against the acceptance of a tender or exchange offer for any of Office Depot’s capital stock by Office Depot’s stockholders.

Under the voting agreement, the parties also agreed that, effective as of immediately following the receipt of (i) the requisite Office Depot stockholder approval in connection with the transactions and (ii) the consent of the lenders under Office Depot’s Amended and Restated Credit Agreement, dated May 25, 2011 (referred to in this joint proxy statement/prospectus as the “amended credit agreement”), 175,000 shares of the Office Depot convertible preferred stock held by BC Partners will be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. In addition, upon satisfaction or waiver of the closing conditions under the merger agreement and following receipt by Office Depot of the consent of the lenders under the amended credit agreement, all remaining shares of the Office Depot convertible preferred stock then held by BC Partners will, effective as of immediately prior to completion of the transactions, be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. As of December 29, 2012, the applicable redemption price for all of the shares of Office Depot convertible preferred stock would have been approximately $435 million.

In addition, BC Partners may not, at any time following receipt of the requisite Office Depot stockholder approval in connection with the transactions and prior to the redemption of the Office Depot convertible preferred stock, convert their Office Depot convertible preferred stock into Office Depot common stock if such conversion would result in the ownership by BC Partners of 5% or more of the undiluted Office Depot common stock expected to be outstanding immediately following completion of the transactions (referred to in this joint proxy statement/prospectus as the “ownership cap”), unless BC Partners have a good faith intention to sell an amount of Office Depot common stock such that their aggregate ownership of Office Depot common stock immediately following completion of the transactions will be less than the ownership cap (such amount of Office Depot common stock equal to, or in excess of, the ownership cap, being referred to in this joint proxy statement/prospectus as the “excess amount”) and have entered into sale agreements or made other arrangements with respect to such sale. If BC Partners are not able to sell the excess amount prior to completion of the transactions, Office Depot will, upon receipt of the required lender consent under the amended credit agreement, repurchase from BC Partners, and BC Partners will be required to sell to Office Depot, at a price per share of Office Depot common stock reported at the close of the NYSE on the trading date immediately prior to the date of completion of the transactions, a number of shares of Office Depot common stock equal to the excess amount.

The obligations of OfficeMax to consummate the transactions are subject to the completion of the transactions contemplated by the voting agreement. As a result, if the Office Depot convertible preferred stock is not redeemed or any excess amount of Office Depot common stock is not repurchased as provided for in the voting agreement, the transactions may not be completed.

As of [—], the record date for the Office Depot special meeting, BC Partners held all of the 350,000 shares of the Office Depot convertible preferred stock, representing, on an as-converted basis, approximately [—]% of the voting power of Office Depot.

On March 4, 2013, Office Depot entered into the Second Amendment (referred to in this joint proxy statement/prospectus as the “second amendment”) to the amended credit agreement with the lenders party to the amended credit agreement. The second amendment provides Office Depot the ability to make payments to BC Partners to redeem all of the Office Depot convertible preferred stock and to repurchase certain amounts of Office Depot common stock held by BC Partners, in each case as required by the merger agreement.

In the voting agreement, BC Partners also agreed that (i) any designee of BC Partners to the board of directors of the combined company need not be an employee of BC Partners and (ii) none of the members of Office Depot’s board of directors designated by BC Partners will be members of the selection committee or participate in the election of the sole chief executive officer of the combined company.

In addition, BC Partners agreed to restrictions regarding their ability to transfer or convert any shares of Office Depot convertible preferred stock during the period prior to the requisite Office Depot stockholder approval in connection with the transactions, as well as certain restrictions regarding their ability to transfer any of Office Depot’s capital stock held by them during the period following such stockholder approval and the completion of the transactions. BC Partners will also be bound by certain standstill provisions for the two-year period following completion of the transactions.

The voting agreement will terminate upon the earliest to occur of (i) the completion of the transactions, (ii) certain amendments to the merger agreement or waivers by Office Depot under the merger agreement that adversely affect BC Partners without BC Partners’ consent, including any amendment or waiver that increases the exchange ratio or otherwise provides additional consideration to OfficeMax’s stockholders in exchange for their shares of OfficeMax common stock and (iii) the termination of the merger agreement in accordance with its terms.

In connection with the voting agreement, Office Depot and BC Partners also entered into the termination agreement, pursuant to which the Investor Rights Agreement, dated June 23, 2009, between Office Depot and BC

Partners and the related management rights letter will automatically terminate effective as of the completion of the transactions.

The foregoing summaries of the voting agreement, the termination agreement and the second amendment are not complete descriptions of all of the parties’ rights and obligations under the voting agreement, the termination agreement and the second amendment, respectively, and are qualified in their entirety by reference to the voting agreement, the termination agreement and the second amendment, respectively, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 to the registration statement on Form S-4 of which this joint proxy statement forms a part and are incorporated herein by reference.

Dividend Policy

Office Depot does not currently pay quarterly cash dividends on shares of its common stock. The payment of dividends in the future will be at the discretion of Office Depot’s board of directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that Office Depot’s board of directors may deem to be relevant. Under the merger agreement, neither party may authorize, declare or pay any dividend on its respective outstanding shares of common stock prior to the completion of the transactions, except, in the case of OfficeMax, for regular quarterly cash dividends and a distribution by OfficeMax to holders of its common stock of $1.50 per share of OfficeMax common stock, not to exceed $131 million in the aggregate.

Listing of Office Depot Common Stock; Delisting of OfficeMax Common Stock

It is a condition to the consummation of the transactions that the shares of Office Depot common stock to be issued pursuant to the merger agreement be authorized for listing on the NYSE, subject to official notice of issuance. As a result of the transactions, shares of OfficeMax common stock currently listed on the NYSE will cease to be listed on the NYSE.

Appraisal Rights

Under Delaware law, holders of OfficeMax stock are not entitled to appraisal rights with respect to the first merger or the second merger. Because Office Depot is not a constituent corporation to any of the first merger, the second merger or the third merger, and Office Depot stockholders will continue to hold their shares of Office Depot common stock, Office Depot stockholders will not be entitled to appraisal rights in connection with the transactions.

Litigation Related to the Transactions

Six putative class action lawsuits challenging the transactions have been filed to date on behalf of a putative class consisting of OfficeMax stockholders. All four lawsuits have been filed in the Circuit Court of the Eighteenth Judicial Circuit of DuPage County, Illinois: (i) Venkata S. Donepudi v. OfficeMax Incorporated, et al. (Case Number 2013L000188), filed on February 25, 2013; (ii) Beth Koeneke v. OfficeMax Incorporated, et al. (Case Number 2013CH00076), filed on February 28, 2013; (iii) Marc Schmidt v. Saligram, et al. (Case Number 2013MR000411), filed on March 13, 2013; (iv) The Feivel & Helene Gottlieb Defined Benefit Pension Plan v. OfficeMax Incorporated, et al. (Case Number 2013L000246), filed on March 14, 2013; (v) Norman Klumpp v. Bryant et al. (Case Number 2013CH1107), filed on March 28, 2013; and (vi) J. David Lewis v. OfficeMax Incorporated, et al. (Case Number 2013CH001123), filed on March 29, 2013.

These lawsuits name OfficeMax, Office Depot and the directors of OfficeMax, among others, as defendants. Each of the lawsuits is brought by a purported holder or holders of OfficeMax common stock, both individually and on behalf of a putative class of OfficeMax stockholders. The lawsuits generally allege, among other things, that the directors of OfficeMax breached their fiduciary duties to OfficeMax stockholders by agreeing to a transaction with inadequate and unfair consideration and pursuant to an inadequate and unfair process. The lawsuits further allege that OfficeMax and Office Depot, among others, aided and abetted the OfficeMax directors in the breach of their fiduciary duties. The lawsuits seek, in general, (i) injunctive relief enjoining, preliminarily and permanently, the transactions, (ii) in the event that the transactions are consummated, rescission or an award of rescissory damages, (iii) an award of plaintiffs’ costs, including fees and expenses of attorneys and experts, and (iv) imposition of a constructive trust on behalf of the putative class members upon any benefits improperly received by defendants.

These lawsuits are at a preliminary stage. OfficeMax, Office Depot and the OfficeMax board of directors believe that these lawsuits are without merit and intend to defend against them vigorously.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is included as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Office Depot and OfficeMax encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the transactions as it is the legal document governing the transactions, including the first merger and the second merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement and is not intended to provide any factual information about Office Depot or OfficeMax. Office Depot and OfficeMax are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Office Depot or OfficeMax contained in this joint proxy statement/prospectus or Office Depot’s or OfficeMax’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Office Depot or OfficeMax contained in the merger agreement and described in the summary. The representations, warranties and covenants made in the merger agreement by Office Depot, OfficeMax, New OfficeMax, Merger Sub One, Merger Sub Two and Merger Sub Three are qualified and subject to important limitations agreed to by Office Depot, OfficeMax, New OfficeMax, Merger Sub One, Merger Sub Two and Merger Sub Three in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the transactions. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 213.

The Transactions

Upon the terms and subject to the conditions of the merger agreement and in accordance with Delaware law, as promptly as practicable on the closing date:

•

the first merger will occur in which Merger Sub One, a wholly-owned subsidiary of New OfficeMax and a party to the merger agreement, will merge with and into OfficeMax, and OfficeMax will survive the first merger as a wholly-owned subsidiary of New OfficeMax and the separate corporate existence of Merger Sub One will cease;

•

following the effective time of the first merger, the LLC conversion will occur in which OfficeMax will be converted into a Delaware limited liability company in accordance with Section 266 of the General Corporation Law of the State of Delaware (referred to in this joint proxy statement/prospectus as the “DGCL”) and Section 18-214 of the Delaware Limited Liability Company Act (referred to in this joint proxy statement/prospectus as the “DLLCA”);

•

following the effective time of the LLC conversion, the second merger will occur in which Merger Sub Two, a wholly-owned subsidiary of Office Depot and a party to the merger agreement, will merge with and into New OfficeMax, and New OfficeMax will survive the second merger as a wholly-owned subsidiary of Office Depot and the separate corporate existence of Merger Sub Two will cease; and

•

following the effective time of the second merger, the third merger will occur in which New OfficeMax, then a wholly-owned subsidiary of Office Depot, will merge with and into Merger Sub Three, a wholly-owned subsidiary of Office Depot and a party to the merger agreement, and Merger Sub Three will survive the third merger as a wholly-owned subsidiary of Office Depot and the separate corporate existence of New OfficeMax will cease.

Closing; Effective Time

The closing of the first merger, the LLC conversion, the second merger and the third merger will occur as soon as practicable (but in any event within two business days) following the date upon which all conditions to the closing of the transactions have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the closing of the transactions, subject to the satisfaction or waiver of those conditions), or at such other date and time as the parties may agree in writing. For further discussion on the conditions to the closing of the transactions, see “—Conditions to Completion of the Transactions.” The second merger will be effective at the agreed-upon time on the closing date and specified in the certificate of merger that will be filed with the Secretary of State of the State of Delaware on the closing date or at such other date and time as is agreed to by the parties and specified in the certificate of merger for the second merger.

Office Depot and OfficeMax currently expect to complete the transactions by the end of calendar year 2013, subject to receipt of required stockholder approvals and regulatory approvals and subject to the satisfaction or waiver of the other conditions described below.

Conditions to Completion of the Transactions

The obligations of Office Depot and OfficeMax to consummate the transactions are subject to the satisfaction of the following conditions:

•

adoption of the merger agreement and approval of the first merger and the second merger by the affirmative vote of holders of a majority of the outstanding shares of OfficeMax common stock and OfficeMax Series D preferred stock at the OfficeMax special meeting, voting as a single class;

•

approval of the Office Depot share issuance by the affirmative vote of a majority of the votes cast on the proposal approving the Office Depot share issuance at the Office Depot special meeting by holders of shares of Office Depot convertible preferred stock and shares of Office Depot common stock voting together as a single class, provided that the total votes cast on the proposal represent over 50% of the aggregate outstanding shares of Office Depot convertible preferred stock (on an as-converted basis) and shares of Office Depot common stock;

•

any waiting period (and any extension thereof) applicable to the transactions and the other transactions contemplated by the merger agreement has been terminated or has expired, and any approvals, consents or clearances required in connection with the transactions and the other transactions contemplated by the merger agreement have been obtained, in each case, under the HSR Act, the CAC and the FLEC;

•

any agreement entered into by each of the parties to the merger agreement, on the one hand, and a governmental authority, on the other hand, under any antitrust laws, which agreement provides that the parties will not consummate the transactions and the other transactions contemplated by the merger agreement, has expired or been terminated;

•

no outstanding judgment, injunction, order or decree of a competent United States federal or state governmental authority prohibits or enjoins the consummation of the transactions or the other transactions contemplated by the merger agreement;

•

the SEC has declared the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the registration statement is in effect; and

•	the shares of Office Depot common stock to be issued in connection with the second merger have been approved for listing on the NYSE, subject to official notice of issuance.

In addition, each of Office Depot’s and OfficeMax’s obligations to consummate the transactions are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of the other party (other than the representations relating to the capitalization of such other party and its subsidiaries that are parties to the merger agreement and the absence of an event having a material adverse effect on such other party between September 29, 2012 and the date of the merger agreement) that are qualified by a “material adverse effect” qualification being true and correct as so qualified at and as of the date of the merger agreement and at and as of the closing as though made at and as of such times, except that (i) representations and warranties of the type described under this bullet point that are made as of a particular date or period must be true and correct as so qualified only as of such date or period and (ii) with respect to the condition described under this bullet point, such condition will not apply to any failure to be true and correct arising from or relating to such other party’s (x) taking or agreeing to take any of the actions described below under “—Efforts to Complete the Transactions,” (y) failing to receive any waivers, consents, licenses, permits, authorizations, orders or approvals under any antitrust law or (z) being subject to any action (or threatened action) challenging any transaction contemplated by the merger agreement as violative of any antitrust law (each of the events referred to in these clauses (x), (y) and (z) being referred to in this joint proxy statement/prospectus as an “excluded event”);

•

the representations and warranties of the other party (other than the representations relating to the capitalization of such other party and its subsidiaries that are parties to the merger agreement and the absence of an event having a material adverse effect on such other party between September 29, 2012 and the date of the merger agreement) that are not qualified by a “material adverse effect” qualification being true and correct at and as of the date of the merger agreement and at and as of the closing as though made at and as of such times except for such failures to be true and correct as would not have, in the aggregate, a material adverse effect on such other party, except that (i) representations and warranties of the type described under this bullet point that are made as of a particular date or period must be true and correct only as of such date or period and (ii) with respect to the condition described under this bullet point, such condition will not apply to any failure to be true and correct arising from or relating to an excluded event with respect to such other party;

•

the representations and warranties of the other party relating to the capitalization of such other party and its subsidiaries that are parties to the merger agreement being true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing as though made at and as of such times, other than with respect to issuances permitted pursuant to the merger agreement, except that representations and warranties relating to such other party’s and its subsidiaries’ capitalization that are made as of a particular date or period must be true and correct in all material respects only as of such date or period;

•

the representations and warranties of the other party relating to the absence of an event having a material adverse effect on such other party between September 29, 2012 and the date of the merger agreement being true and correct as of such period, except that, with respect to the condition described under this bullet point, such condition will not apply to any failure to be true and correct arising from or relating to an excluded event with respect to such other party;

•	the absence of any events that have or would have a material adverse effect on the other party since the date of the merger agreement;

•

the other party having performed in all material respects the obligations and agreements and having complied in all material respects with the covenants to be performed and complied with by it under the merger agreement at or prior to the closing;

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the other party having furnished a certificate dated as of the closing date signed on its behalf by such other party’s chief executive officer and chief financial officer to the effect that the conditions described under the preceding six bullet points have been satisfied; and

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each of Office Depot and OfficeMax having received a written tax opinion from Office Depot’s counsel and OfficeMax’s counsel, respectively, in form and substance reasonably satisfactory to Office Depot and OfficeMax, respectively, dated as of the closing date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, each of (i) the first merger and the LLC conversion, taken together, and (ii) the second merger and the third merger, taken together, will qualify, for United States federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code.

For the purposes of the merger agreement, a “material adverse effect” with respect to any party to the merger agreement will be deemed to occur if any event, change or effect, individually or in the aggregate with such other event, change or effect, has occurred that has a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole, except that a material adverse effect will not include any event, change or effect directly or indirectly arising out of or attributable to:

•

any decrease in the market price of the shares of Office Depot common stock, in the case of Office Depot, or the OfficeMax common stock, in the case of OfficeMax (but in either case not any event, change or effect underlying such decrease to the extent such event, change or effect would otherwise constitute a material adverse effect on such party);

•	conditions, events, or circumstances generally affecting the retail, contract, direct mail and/or internet businesses of the office supply industry;

•	changes in GAAP, applicable law or accounting standards, or in any interpretation of GAAP, applicable law or accounting standards;

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any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the merger agreement or the transactions contemplated by the merger agreement (or any public disclosure relating to such litigation);

•

changes in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to Office Depot or OfficeMax, as the case may be, or their respective subsidiaries (including, in and of itself, any failure to meet analyst projections);

•

the failure, in and of itself, of Office Depot or OfficeMax, as the case may be, to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of the merger agreement, as well as any change, in and of itself, by Office Depot or OfficeMax, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to the other party prior to the date of the merger agreement;

•

any changes or developments in United States, European, Asian or global economic, regulatory or political conditions in general (including the outbreak or escalation of hostilities or acts of war or terrorism), or generally affecting the financial or securities markets in the United States, Europe or elsewhere in the world;

•

the failure of OfficeMax or Office Depot, as the case may be, to consent to any actions of the other party required to comply with or proscribed by the covenants of the merger agreement regarding the conduct of such party’s operations between the date of the merger agreement and the closing, as the case may be, where such failure to consent would be unreasonable; or

•

any changes or developments resulting from the execution, delivery, existence of, or compliance with, the merger agreement or announcement or consummation of the transactions contemplated by the merger agreement, including any loss of employees, customers, suppliers, vendors, licensors, licensees or distributors (except that the exception described under this bullet point will not apply to the representations and warranties made by Office Depot and OfficeMax relating to certain conflicts, consents and approvals to the extent that the execution and delivery of the merger agreement or the consummation of the transactions contemplated by the merger agreement would result in a breach or inaccuracy of any of these representations and warranties).

The obligations of OfficeMax to consummate the transactions are also subject to the satisfaction or waiver of the following additional conditions:

•

the adoption by Office Depot, effective as of the effective time of the second merger, of the amended and restated bylaws included as Annex B in this joint proxy statement/prospectus that will include certain governance matters applicable to the combined company following completion of the transactions described under “—Governance of the Combined Company Following Completion of the Transactions” on page 159; and

•

the transactions contemplated by the voting agreement described under “The Transactions—Treatment of Office Depot Convertible Preferred Stock; Agreements with BC Partners” on page 137 have been consummated in accordance with their terms, and each of the voting agreement and the termination agreement described under “The Transactions—Treatment of Office Depot Convertible Preferred Stock; Agreements with BC Partners” on page 137 will be in full force and effective in accordance with their respective terms.

Efforts to Obtain Required Stockholder Approvals

Office Depot has agreed to hold its special meeting and to use its reasonable best efforts to solicit the requisite stockholder approval for the proposal to approve the Office Depot share issuance. The merger agreement requires Office Depot to submit this proposal to a stockholder vote even if its board of directors has changed its recommendation related to this proposal. Without the prior written consent of OfficeMax, no proposals other than the proposal to approve the Office Depot share issuance and routine proposals required in connection with such approval may be transacted at the Office Depot special meeting of stockholders. Office Depot’s board of directors has approved the Office Depot share issuance and has adopted resolutions directing that such proposal be submitted to Office Depot’s stockholders for their consideration.

OfficeMax has agreed to hold its special meeting and to use its reasonable best efforts to solicit the requisite stockholder approval for the proposal to adopt the merger agreement and to approve the first merger and the second merger. The merger agreement requires OfficeMax to submit this proposal to a stockholder vote even if its board of directors has changed its recommendation related to this proposal. Without the prior written consent of Office Depot, no proposals other than the proposal to adopt the merger agreement and to approve the first merger and second merger and routine proposals required in connection with this proposal may be transacted at the OfficeMax special meeting of stockholders. OfficeMax’s board of directors has approved the merger agreement and the transactions contemplated by the merger agreement and adopted resolutions directing that such proposal be submitted to Office Depot’s stockholders for their consideration.

No Solicitation of Acquisition Proposals

Except as described below, each of Office Depot and OfficeMax has agreed that, from the date of the merger agreement until the closing or, if earlier, the termination of the merger agreement in accordance with the terms of the merger agreement, neither it nor any of its subsidiaries may, and that it will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate or solicit or knowingly encourage any inquiry with respect to, or the making of, an acquisition proposal,

•	engage in any negotiations concerning, or provide any confidential information or data to any person relating to, an acquisition proposal,

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal,

•

approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any acquisition proposal,

•

in the case of Office Depot, amend or modify, or exempt any person from the operation of, the Rights Agreement, dated as of October 24, 2012, between Office Depot and Computershare Shareowner Services LLC, or

•	propose publicly or agree to do any of the foregoing relating to any acquisition proposal.

Except as described below, each of Office Depot and OfficeMax has also agreed that, prior to the closing, neither its board of directors nor any committee of its board of directors will, directly or indirectly:

•

withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to the other party, its recommendation that, in the case of Office Depot, Office Depot stockholders approve the Office Depot share issuance or, in the case of OfficeMax, that OfficeMax stockholders adopt the merger agreement and approve the first merger and the second merger,

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any acquisition proposal,

•

in the event of the commencement of a tender offer or exchange offer for any outstanding shares of such party’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by such party’s stockholders within ten business days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the board of directors of such party in respect of the acceptance of any tender offer or exchange offer by such party’s stockholders as of the end of the ten business day period will constitute a failure to recommend against any such offer), or

•

recommend that, in the case of Office Depot, Office Depot stockholders not approve the Office Depot share issuance or, in the case of OfficeMax, that OfficeMax stockholders not adopt the merger agreement or approve the first merger or the second merger.

Any of the actions described in the immediately preceding paragraph are referred to in this joint proxy statement/prospectus as a “change of recommendation.”

For purposes of the merger agreement, “acquisition proposal,” when used with respect to Office Depot or OfficeMax, means, any proposal or offer made by any person other than Office Depot or OfficeMax (as applicable) or their respective subsidiaries, as applicable, with respect to:

•	a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Office Depot or OfficeMax, as applicable,

•

any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in Office Depot or OfficeMax, as applicable, or

•

any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets (including stock of the subsidiaries of Office Depot or OfficeMax, as applicable), consolidated net revenues or earnings before interest, taxes, depreciation and amortization of Office Depot or OfficeMax, as applicable, and its subsidiaries taken as a whole;

except that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to the provisions described under “—Efforts to Complete the Transactions” on page 150 will not be deemed to be an acquisition proposal.

Nothing contained in the merger agreement will prevent Office Depot or OfficeMax or their respective boards of directors from complying with their disclosure obligations under Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, except that if such disclosure has the effect of a change of recommendation, the other party has the right to terminate the merger agreement in accordance with its terms.

Until the earlier of receipt of the requisite stockholder approval and any termination of the merger agreement in accordance with its terms, however, if after the date of the merger agreement Office Depot or OfficeMax receives a written unsolicited bona fide acquisition proposal that the board of directors of Office Depot or OfficeMax, as applicable, has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes a superior proposal or (ii) could reasonably be expected to result in a superior proposal, then Office Depot or OfficeMax, as applicable, may (x) furnish nonpublic information to the third party making such acquisition proposal, if, and only if, prior to furnishing such information, Office Depot or OfficeMax, as applicable, receives from the third party an executed confidentiality agreement with provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the confidentiality agreement, dated December 14, 2012, between Office Depot and OfficeMax, and (y) engage in discussions or negotiations with the third party with respect to such acquisition proposal.

For purposes of the merger agreement, “superior proposal,” when used with respect to Office Depot or OfficeMax, means a bona fide written acquisition proposal (except that references in the definition of the “acquisition proposal” to 15% will be replaced by 50%) made after the date of the merger agreement by any person other than Office Depot or OfficeMax or its subsidiaries, as applicable, on terms that its board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as its board of directors considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to Office Depot or OfficeMax, as applicable, and its stockholders than the transactions contemplated by the merger agreement, taking into account any change to the transaction proposed by the other party.

Nothing contained in the merger agreement will, however, prevent Office Depot or OfficeMax, as applicable, or its board of directors from, at any time prior to, but not after, the time of the receipt of its requisite stockholder approval, in response to the receipt of a written unsolicited bona fide acquisition proposal after the date of the merger agreement that did not result from a breach of the provisions described under this section “—No Solicitation of Acquisition Proposals,” (i) terminating the merger agreement in accordance with its terms in order to enter into a definitive written agreement with respect to such acquisition proposal or (ii) effecting a change of recommendation, if, prior to taking any of the actions described in clauses (i) or (ii) in this paragraph

•

its board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that (x) failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law and (y) such acquisition proposal constitutes a superior proposal,

•

the other party has received written notice of the intention of Office Depot or OfficeMax, as applicable, to take any of the actions described in clauses (i) and (ii) of this paragraph at least four business days prior to the taking of such action, and

•

its board of directors continues to believe, after taking into account any modifications to the terms of the transactions contemplated by the merger agreement that are offered by the other party after its receipt of the written notice described under the immediately preceding bullet point that such acquisition proposal continues to constitute a superior proposal.

Nothing contained in the merger agreement will, however, prevent Office Depot’s board of directors or OfficeMax’s board of directors, as applicable, from, at any time prior to, but not after, the time of the receipt of its requisite stockholder approval, effecting a change of recommendation (other than in response to the receipt of a written unsolicited bona fide acquisition proposal, which is subject to the immediately preceding paragraph) if, prior to taking such action, Office Depot’s board of directors or OfficeMax’s board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its directors’ fiduciary duties under applicable law, so long as (i) the other party has received written notice of the intention of Office Depot’s board of directors or OfficeMax’s board of directors, as applicable, to take such action at least four business days prior to the taking of such action and (ii) Office Depot’s board of directors or OfficeMax’s board of directors, as applicable, continues to believe, after taking into account any modifications to the terms of the transactions contemplated by the merger agreement that are offered by the other party after its receipt of the written notice described in clause (i) of this paragraph that failing to take such action would be inconsistent with its directors’ fiduciary duties under applicable law.

Each of Office Depot and OfficeMax also agreed that it and its subsidiaries will

•

immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than the parties to the merger agreement) conducted prior to the date of the merger agreement with respect to any acquisition proposal, and

•

request each third party that has prior to the date of the merger agreement executed a confidentiality agreement that relates to an acquisition proposal (other than the other party) to return or destroy all confidential information furnished prior to the date of the merger agreement to such third party by such party or on its behalf. Each of Office Depot and OfficeMax has agreed that it and its subsidiaries will take the necessary steps to promptly inform its and its subsidiaries’ representatives of the obligations described in this section “—No Solicitation of Acquisition Proposals.”

From and after the date of the merger agreement, each of Office Depot and OfficeMax will promptly orally notify the other party of any request for information or any inquiries, proposals or offers relating to an acquisition proposal indicating, in connection with such notice, the name of such person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and each of Office Depot and OfficeMax, as applicable, will provide to the other party written notice of any such inquiry, proposal or offer within 48 hours of such event and copies of any written or electronic correspondence to or from any person making an acquisition proposal. Each of Office Depot and OfficeMax will keep the other party informed orally, as soon as is reasonably practicable, of the status of any acquisition proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and each of Office Depot and OfficeMax will provide to the other party written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 48 hours. Each of Office Depot and OfficeMax will also provide any information to the other party (not previously provided to the other party) that it is providing to another person pursuant to the provisions described in this section “—No Solicitation of Acquisition Proposals” at substantially the same time it provides such information to such other person. All information provided by each of Office Depot or OfficeMax to the other party under the provisions described in this section “—No Solicitation of Acquisition Proposals” will be kept confidential by the other party in accordance with the terms of the confidentiality agreement, dated December 14, 2012, between Office Depot and OfficeMax, the joint defense agreement, dated as of January 7, 2013, between Office Depot and OfficeMax and the clean team confidentiality agreement, dated January 11, 2013, between Office Depot and OfficeMax.

Effects of the Transactions

First Merger and LLC Conversion

The merger agreement provides that, at the effective time of the first merger, each share of OfficeMax common stock issued and outstanding immediately prior to the effective time of the first merger will be converted into one share of common stock of New OfficeMax. In addition, each of OfficeMax and New OfficeMax will take all actions as may be necessary so that at the effective time of the first merger, the OfficeMax securities will, automatically and without any action on behalf of the holder thereof, be converted into a stock option, award, preferred share or other security, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of New OfficeMax. All terms and conditions applicable to each such OfficeMax security immediately prior to the effective time of the first merger will, except as described in the immediately preceding sentence, remain in effect immediately after the effective time of the first merger.

The merger agreement provides that, at the effective time of the LLC conversion, each issued and outstanding share of capital stock of OfficeMax (then a wholly-owned subsidiary of New OfficeMax) will be converted into one limited liability company interest of OfficeMax Converted LLC.

Second Merger

The merger agreement provides that, at the effective time of the second merger, each share of New OfficeMax common stock issued and outstanding immediately prior to the effective time of the second merger (excluding any shares held by Office Depot, Merger Sub Two or in treasury, which shares will be cancelled and no payment will be made with respect to such shares) will be converted into the right to receive 2.69 shares of Office Depot common stock (referred to in this joint proxy statement/prospectus as the “exchange ratio”), together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement. The exchange ratio is fixed and will not be adjusted for changes in the market value of shares of Office Depot common stock or OfficeMax common stock.

Office Depot will not issue any fractional shares of Office Depot common stock in the second merger. Instead, a stockholder of OfficeMax who otherwise would have received a fractional share of Office Depot common stock will be entitled to receive, from the exchange agent appointed by Office Depot and OfficeMax pursuant to the merger agreement, a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the exchange agent on the NYSE (reduced by any fees of the exchange agent attributable to such sale) of the number of excess shares of Office Depot common stock represented by the aggregate amount of fractional shares of Office Depot common stock.

Third Merger

The merger agreement provides that, at the effective time of the third merger, each share of capital stock of New OfficeMax (then a wholly-owned subsidiary of Office Depot) issued and outstanding immediately prior to the effective time of the third merger will be converted into one limited liability company interest of Merger Sub Three.

Treatment of OfficeMax Stock Options and OfficeMax Stock-Based Awards

In connection with the first merger, each of OfficeMax and New OfficeMax will take all actions as may be necessary so that at the effective time of the first merger, each OfficeMax stock option and each other OfficeMax stock-based award will, automatically and without any action on behalf of the holder thereof, be converted into a stock option or award, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of New OfficeMax.

In connection with the second merger, each outstanding New OfficeMax stock option will be converted into an option to purchase, on the same terms and conditions as the New OfficeMax stock option, a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock subject to the New OfficeMax stock option multiplied by the exchange ratio, at an exercise price per share of Office Depot common stock equal to the exercise price per share of New OfficeMax common stock subject to the New OfficeMax stock option divided by the exchange ratio. Each other New OfficeMax stock-based award will be converted as a result of the second merger into an award, on the same terms and conditions as the New OfficeMax stock-based award, with respect to a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock underlying such New OfficeMax stock-based award multiplied by the exchange ratio, except that any then outstanding awards that vest based on the attainment of performance goals with a performance period that has not completed prior to the closing will be converted into time-based awards that will vest at target levels at the originally scheduled vesting date, subject to any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the 2003 OfficeMax Incentive and Performance Plan. Prior to the effective time of the second merger, OfficeMax, Office Depot and their respective boards of directors and compensation committees, as applicable, will take all actions necessary to effectuate the conversion of New OfficeMax stock options and other stock-based awards as described in this paragraph.

Adjustments to Prevent Dilution

In the event that, prior to the effective time of the second merger, Office Depot or OfficeMax declares a stock dividend or other distribution payable in shares of Office Depot common stock or shares of OfficeMax common stock, as applicable, or securities convertible, exercisable or exchangeable into shares of Office Depot common stock or shares of OfficeMax common stock, as applicable, or effects a stock split, reclassification, combination or other change with respect to shares of Office Depot common stock or shares of OfficeMax common stock, as applicable, the exchange ratio will be adjusted to reflect fully the appropriate effect of such dividend, distribution, stock split, reclassification, combination or other change.

Dividends and Distributions

Whenever a dividend or other distribution is declared or made after the date of the merger agreement with respect to shares of Office Depot common stock with a record date after the effective time of the second merger, such declaration will include a dividend or other distribution in respect of all shares of Office Depot common stock issuable pursuant to the merger agreement. No dividends or other distributions, declared or made after the effective time of the second merger, with respect to shares of Office Depot common stock having a record date after the effective time of the second merger will be paid to the holder of any unsurrendered certificate, and no cash payment in lieu of fractional shares will be paid to any such holder, until such holder surrenders such certificate. Following such surrender, there will be paid, without interest, to the holder of certificates representing whole shares of Office Depot common stock issued in the second merger (i) at the time of such surrender, the amount of dividends or other distributions having a record date after the effective time of the second merger payable in respect of any such shares of Office Depot common stock and not previously paid, less the amount of any withholding taxes and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions payable with respect to such shares of Office Depot common stock with a record date after the effective time of the second merger but with a payment date subsequent to such surrender, less the amount of any withholding taxes.

Efforts to Complete the Transactions

Under the merger agreement, each of the parties agreed, upon the terms and subject to the conditions of the merger agreement, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable and in any event prior to the end date described below under “—Termination of the Merger Agreement,” the transactions and the other transactions contemplated by the merger agreement, including

•

the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from governmental authorities and the making of all other necessary registrations and filings,

•

the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the transactions that are necessary or desirable in connection with the transactions and the other transactions contemplated by the merger agreement and material to the business of Office Depot or OfficeMax, as the case may be,

•	the preparation of this joint proxy statement/prospectus and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part,

•	the execution and delivery of any additional instruments necessary to consummate any of the transactions contemplated by, and to fully carry out the purposes of, the merger agreement, and

•

the providing of all such information concerning such party, its subsidiaries, its affiliates and its subsidiaries’ and affiliates’ officers, directors, employees and partners as may reasonably be requested in connection with any of the matters set forth in the provisions of the merger agreement described in this section “—Efforts to Complete the Transactions.”

See “The Transactions—Regulatory Approvals,” beginning on page 134, for a description of the material regulatory approvals required for completion of the transactions.

Each of Office Depot and OfficeMax also agreed, among other matters, to

•

make or cause to be made the filings required of such party or any of its subsidiaries or affiliates under the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as practicable (and in any event within ten business days after the date of the merger agreement),

•

make or cause to be made such other filings as are required under applicable law in foreign jurisdictions governing antitrust or merger control matters with respect to the transactions contemplated by the merger agreement as soon as reasonably practicable after the date of the merger agreement,

•

comply at the earliest practicable date with any request for additional information, documents or other materials received by such party or any of its subsidiaries from the FTC, the Antitrust Division or any other governmental authority under the HSR Act or any other antitrust laws,

•

cooperate in good faith with the other party in obtaining all approvals required under applicable antitrust laws and in connection with any such filing (including, with respect to the party making a filing, providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other governmental authority under any antitrust laws with respect to any such filing or any such transaction, and

•

use reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting periods under the HSR Act or other antitrust laws with respect to such transactions as promptly as possible after the execution of this Agreement.

On March 7, 2013, Office Depot and OfficeMax filed Notification and Report Forms with the Antitrust Division and the FTC. On April 8, 2013, the parties received a second request from the FTC regarding the proposed transactions. The effect of the second request was to extend the waiting period imposed by the HSR Act until 30 days after each party has substantially complied with the second request, unless that period is terminated sooner by the FTC. The parties will work to promptly respond to the second request and continue to work cooperatively with the FTC in connection with this review.

Office Depot and OfficeMax intend to file an application for an advance ruling certificate with the Canadian Competition Bureau in respect of the transactions as soon as reasonably practicable. The parties also intend to notify the Mexican Federal Competition Commission (referred to in this joint proxy statement/prospectus as the “MFCC”) under the FLEC as soon as reasonably practicable. See also the section entitled “The Transactions—Regulatory Approvals,” beginning on page 134.

Except as described below, each of Office Depot and OfficeMax will use its reasonable best efforts to resolve such objections, if any, as may be asserted by any governmental authority with respect to the transactions contemplated by the merger agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other antitrust laws. If any action is instituted

(or threatened to be instituted) challenging any transaction contemplated by the merger agreement as violative of any antitrust law, Office Depot and OfficeMax will cooperate to vigorously contest and resist any such action (through negotiation, litigation or otherwise), including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions or any other transactions contemplated by the merger agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action.

Neither Office Depot nor OfficeMax is, however, required to divest, hold separate (including by trust or otherwise) or otherwise commit to take any action that limits Office Depot’s or OfficeMax’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets, except that, unless each of Office Depot and OfficeMax otherwise agree, if (i) necessary to avoid the FTC or the Antitrust Division instituting an action challenging the transactions under the merger agreement under the antitrust laws and seeking an order that prohibits, prevents, delays or restricts the consummation of the transactions or any other transactions contemplated by the merger agreement, or (ii) necessary to avoid any other governmental authority instituting an action challenging the transactions under the merger agreement under the antitrust laws and seeking such an order, then Office Depot and OfficeMax will agree collectively to divest or hold separate (including by trust or otherwise) or otherwise take any action that limits Office Depot’s or OfficeMax’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets, except to the extent such action would reasonably be expected to have a material adverse effect after the closing on the combined businesses of Office Depot, OfficeMax Converted LLC and their subsidiaries, taken as a whole, including the overall benefits expected, as of the date of the merger agreement, to be derived by the parties from the combination of Office Depot and OfficeMax via the transactions. In addition, neither Office Depot nor OfficeMax will agree, without the other party’s prior written consent, to divest or hold separate or take any action to the extent not required by the immediately preceding sentence. Neither party will, however, be required to (x) waive any of the conditions described under “—Conditions to Completion of the Transactions” on page 142 as they apply to such party or (y) divest, hold separate or take or agree to take any action or agree to any limitation that limits its freedom of action with respect to its ability to retain or operate any of its businesses, services or assets unless such actions are conditioned upon the occurrence of the closing or are effective on or after the closing.

Termination of the Merger Agreement

The merger agreement may be terminated and the transactions may be abandoned at any time prior to the closing, under the following circumstances:

•	by mutual written consent of Office Depot and OfficeMax;

•	by either Office Depot or OfficeMax:

•

if there is any law or regulation that makes consummation of the transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent United States federal or state governmental authority enjoining Office Depot or OfficeMax from consummating the transactions has been entered and such judgment, injunction, order or decree has become final and nonappealable, except that the party seeking to terminate the merger agreement pursuant to the provision described in this sub-bullet point must have used its reasonable best efforts to render inapplicable such law or regulation or remove such judgment, injunction, order or decree as required by the provisions described under “—Efforts to Complete the Transactions” beginning on page 150;

•

if the transactions have not been consummated by December 31, 2013 (referred to in this joint proxy statement/prospectus as the “end date”), except that if, on December 31, 2013, the only conditions to closing that have not been satisfied or waived by that date are those related to antitrust approvals, consents or clearances or an outstanding judgment, injunction, order or decree of a competent United States federal or state governmental authority prohibiting or enjoining the consummation of the transactions or the other transactions contemplated by the merger agreement, then the end date will be automatically extended without further action of the parties to (including) April 30, 2014, but the right to terminate the merger agreement pursuant to the provision described in this sub-bullet point will not be available to any party whose failure to perform any covenant or obligation under the merger agreement has been the cause of or resulted in the failure of the transactions to occur on or before the end date (as extended);

•	if at the OfficeMax special meeting of stockholders (including any adjournment or postponement of the special meeting) the requisite approval of the OfficeMax stockholders has not been obtained;

•

if at the Office Depot special meeting of stockholders (including any adjournment or postponement of the special meeting) the requisite approval of the Office Depot stockholders has not been obtained; or

•

if there has been a material breach by the other party of its representations, warranties, covenants or agreements contained in the merger agreement, or if any event, change or effect has occurred, which breach or event, change or effect would result in the failure of certain conditions to the obligations of a party to consummate the transactions described under “—Conditions to Completion of the Transactions” on page 142 to be satisfied on or prior to the end date, and such breach or event, change or effect is not capable of being cured or has not been cured within 30 business days after detailed written notice of such breach or event, change or effect has been received by the party alleged to be in breach or with respect to which an event, change or effect is alleged to have occurred;

•

by Office Depot if, prior to obtaining the requisite approval of the OfficeMax stockholders, (i) OfficeMax’s board of directors effects a change of recommendation or (ii) if after the date of the merger agreement an acquisition proposal with respect to OfficeMax was announced or disclosed (or any person has publicly announced an intention (whether or not conditional) to make such acquisition proposal with respect to OfficeMax) OfficeMax’s board of directors fails to affirm its recommendation that the OfficeMax stockholders adopt the merger agreement and approve the first merger and the second merger within ten business days after receipt of a written request from Office Depot to do so;

•

by OfficeMax if, prior to obtaining the requisite approval of the Office Depot stockholders, (i) Office Depot’s board of directors effects a change of recommendation or (ii) if after the date of the merger agreement an acquisition proposal with respect to Office Depot was announced or disclosed (or any person has publicly announced an intention (whether or not conditional) to make such acquisition proposal with respect to Office Depot) Office Depot’s board of directors fails to affirm its recommendation that the Office Depot stockholders approve the Office Depot share issuance within ten business days after receipt of a written request from OfficeMax to do so;

•

by Office Depot, at any time prior to obtaining the requisite approval of the Office Depot stockholders, in order to enter into a definitive written agreement with respect to a superior proposal it received, if Office Depot has complied with its obligations described under “—No Solicitation of Acquisition Proposals” on page 145 and, in connection with the termination of the merger agreement, Office Depot pays to OfficeMax in immediately available funds a termination fee of $30 million; or

•

by OfficeMax, at any time prior to obtaining the requisite approval of the OfficeMax stockholders, in order to enter into a definitive written agreement with respect to a superior proposal it received, if OfficeMax has complied with its obligations described under “—No Solicitation of Acquisition Proposals” on page 145 and, in connection with the termination of the merger agreement, OfficeMax pays to Office Depot in immediately available funds a termination fee of $30 million.

Expenses and Termination Fee

Generally, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and this joint proxy statement/prospectus (including filing fees related thereto) will be shared equally by Office Depot and OfficeMax.

Upon termination of the merger agreement in accordance with its terms, the merger agreement will, except for certain provisions that will survive the termination of the merger agreement, become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except that nothing will relieve any party to the merger agreement of liability for fraud or any willful or intentional breach of any provision of the merger agreement. If it is judicially determined that the termination of the merger agreement was caused by a willful or intentional breach of the merger agreement, then, in addition to other remedies at law or equity for a willful or intentional breach of the merger agreement, the party so found to have willfully or intentionally breached the merger agreement will indemnify and hold harmless the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the merger agreement and related documentation and stockholders’ meetings and consents. Upon payment by Office Depot or OfficeMax, as the case may be, of the termination fee of $30 million (referred to in this joint proxy statement/prospectus as the “termination fee”) in full, such party will no longer be required to indemnify and hold harmless the other parties for their respective costs pursuant to the provision described in the preceding sentence.

Office Depot will be obligated to pay the termination fee in cash to OfficeMax or its designee:

•

within three business days following termination of the merger agreement for any reason pursuant to the provision described under the fourth bullet under “—Termination of the Merger Agreement” (or termination by OfficeMax or Office Depot pursuant to the provision described under the fourth sub-bullet under “—Termination of the Merger Agreement” at a time when the merger agreement was terminable pursuant to the provision described under the fourth bullet under “—Termination of the Merger Agreement”);

•	concurrently with the termination of the merger agreement pursuant to the provision described in the fifth bullet under “—Termination of the Merger Agreement;”

•	prior to the earlier of the consummation of a business combination or the execution of a definitive agreement with respect to a business combination, if

•	the merger agreement is terminated pursuant to the provisions described under the second or fourth sub-bullet under “—Termination of the Merger Agreement,”

•

an acquisition proposal with respect to Office Depot was publicly announced or disclosed (or any person has publicly announced an intention to make such acquisition proposal), in the case of a termination of the merger agreement pursuant to the provision described under the second sub-bullet under “—Termination of the Merger Agreement,” prior to the termination of the merger agreement or, in the case of a termination of the merger agreement pursuant to the provisions described under the fourth sub-bullet under “—Termination of the Merger Agreement,” prior to the special meeting of Office Depot stockholders (including any adjournment or postponement of the special meeting) at which the requisite approval of Office Depot stockholders was not obtained, and

•

within 12 months after the date of such termination, Office Depot enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a business combination or consummates a business combination; or

•

upon the earlier to occur of the entering into of a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, and the consummation of, a business combination, if

•	the merger agreement is terminated for any reason pursuant to the provision described under the fifth sub-bullet under “—Termination of the Merger Agreement” following the public announcement or disclosure of an acquisition proposal with respect to Office Depot or the intention by any person to make such acquisition proposal, and

•

within 12 months after the date of such termination, Office Depot enters into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, such business combination or consummates such business combination.

OfficeMax will be obligated to pay the termination fee cash to Office Depot or its designee:

•

within three business days following termination of the merger agreement for any reason pursuant to the provision described under the third bullet under “—Termination of the Merger Agreement” (or termination by OfficeMax or Office Depot pursuant to the provision described under the third sub-bullet under “—Termination of the Merger Agreement” at a time when the merger agreement was terminable pursuant to the provision described under the third bullet under “—Termination of the Merger Agreement”);

•	concurrently with the termination of the merger agreement pursuant to the provision described in the sixth bullet under “—Termination of the Merger Agreement;”

•	prior to the earlier of the consummation of a business combination or the execution of a definitive agreement with respect to a business combination, if

•	the merger agreement is terminated pursuant to the provisions described under the second or third sub-bullet under “—Termination of the Merger Agreement,”

•

an acquisition proposal with respect to OfficeMax was publicly announced or disclosed (or any person has publicly announced an intention to make such acquisition proposal), in the case of a termination of the merger agreement pursuant to the provision described under the second sub-bullet under “—Termination of the Merger Agreement,” prior to the termination of the merger agreement or, in the case of a termination of the merger agreement pursuant to the provision described under the third sub-bullet under “—Termination of the Merger Agreement,” prior to the special meeting of OfficeMax stockholders (including any adjournment or postponement of the special meeting) at which the requisite approval of OfficeMax stockholders was not obtained, and

•

within 12 months after the date of such termination, OfficeMax enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a business combination or consummates a business combination; or

•

upon the earlier to occur of the entering into of a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, and the consummation of, a business combination, if

•

the merger agreement is terminated for any reason pursuant to the provision described under the fifth sub-bullet under “—Termination of the Merger Agreement” following the public announcement or disclosure of an acquisition proposal with respect to OfficeMax or the intention by any person to make such acquisition proposal, and

•

within 12 months after the date of such termination, OfficeMax enters into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, such business combination or consummates such business combination.

For purposes of the merger agreement, “business combination” means

•

a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Office Depot, in the case of Office Depot, or OfficeMax, in the case of OfficeMax, as a result of which Office Depot stockholders or OfficeMax stockholders, as applicable, prior to such transaction in the aggregate cease to own more than 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate entity thereof);

•

any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 50% voting or economic interest in Office Depot or OfficeMax, as applicable; or

•

any purchase of assets, securities or ownership interests representing an amount equal to or greater than 50% of the consolidated assets (including stock of the subsidiaries of Office Depot or OfficeMax, as applicable), consolidated net revenues or earnings before interest, taxes, depreciation and amortization of Office Depot and its subsidiaries, taken as a whole, or OfficeMax and its subsidiaries, taken as a whole, as applicable.

In no event will either of Office Depot or OfficeMax be required to pay the termination fee on more than one occasion.

Except in the case of fraud or any willful or intentional breach of any provision of the merger agreement, if the termination fee is paid to a party in accordance with the terms of the merger agreement, such payment will be the sole and exclusive remedy of such party and its subsidiaries, stockholders and representatives against the other party or any of its subsidiaries, stockholders and representatives with respect to the termination, event or breach giving rise to the payment of the termination fee.

Conduct of Business Pending the Completion of the Transactions

Each of Office Depot and OfficeMax has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the second merger. In general, except as expressly required by the merger agreement, as required by applicable law, as expressly permitted under the provisions described below or as may have been previously disclosed in writing to the other party as provided in the merger agreement, each of Office Depot and OfficeMax will, and will cause its subsidiaries to, conduct its business in the ordinary course, use all reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, to the end that its goodwill and ongoing business will not be impaired in any material respect.

In addition, each of Office Depot and OfficeMax has agreed to specific restrictions relating to the conduct of its and its subsidiaries’ business between the date of the merger agreement and the effective time of the second merger, including, but not limited to, the following (except, in each case, as expressly required or permitted by the merger agreement, as required by applicable law or as may have been previously disclosed in writing to the other party as provided in the merger agreement):

•	adjusting, splitting, combining or reclassifying or effecting any similar transaction with respect to any of its capital stock;

•

except for dividends or distributions among it and its direct or indirect wholly-owned subsidiaries or among its direct or indirect wholly-owned subsidiaries, making, declaring or paying any dividend or other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except, in the case of OfficeMax, for regular quarterly cash dividends and a distribution by OfficeMax to holders of its common stock of $1.50 per share of OfficeMax common stock, not to exceed $131 million in the aggregate);

•

directly or indirectly redeeming, purchasing or acquiring any shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock;

•	granting any person right or option to acquire any shares of its capital stock;

•

issuing, delivering or selling or agreeing to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock;

•	entering into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

•

except for (i) transactions among it and its direct or indirect wholly-owned subsidiaries or among its direct or indirect wholly-owned subsidiaries and (ii) pledges, mortgages or encumbrances pursuant to existing credit arrangements, directly or indirectly selling, transferring, leasing, pledging, mortgaging, encumbering or otherwise disposing of any material portion of its properties or assets other than in the ordinary course of business;

•

making or proposing any changes to its certificate of incorporation or bylaws or, except for amendments that do not materially restrict the operations of its businesses, the certificate of incorporation or bylaws (or equivalent organizational documents) of any of its subsidiaries;

•	except for transactions among it and its direct or indirect wholly-owned subsidiaries or among its direct or indirect wholly-owned subsidiaries, merging or consolidating with any other person;

•

adopting a plan of complete or partial liquidation, dissolution or consolidation, restructuring or recapitalization with respect to itself, any of its significant subsidiaries or its subsidiaries that were formed for purposes of the transactions;

•

except for transactions among it and its direct or indirect wholly-owned subsidiaries or among its direct or indirect wholly-owned subsidiaries, acquiring for cash a material amount of assets (other than purchases of inventory for resale in the ordinary course of business) or capital stock of any other person valued, after giving effect to assumed indebtedness, at more than $15 million per transaction and $75 million in the aggregate;

•

incurring, creating, assuming or otherwise becoming liable for any indebtedness for borrowed money or assuming, guaranteeing, endorsing or otherwise as an accommodation becoming responsible or liable for the financial obligations of any other person, except (i) in the ordinary course of business consistent with past practice, (ii) in connection with a refinancing of existing indebtedness and/or indebtedness incurred pursuant to subclause (vi) below (in each case which refinancing will not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and will not include covenants that are more burdensome in the aggregate to it in any material respect or increase costs to such party after the effective time of the second merger in any material respect), (iii) pursuant to existing credit arrangements, (iv) pursuant to agreements or arrangements among it and its direct or indirect wholly-owned subsidiaries or among its direct or indirect wholly-owned subsidiaries, (v) for the making or repayment of loans and advances by any of its direct or indirect wholly-owned subsidiaries to, or the guaranteeing by its direct or indirect wholly-owned subsidiaries of indebtedness of, it or any of its direct or indirect wholly-owned subsidiaries or (vi) indebtedness for borrowed money up to $70 million in the aggregate principal amount outstanding at any time incurred by it or any of its subsidiaries other than in accordance with clauses (i) through (v) above, inclusive;

•

creating any subsidiaries other than in connection with acquisitions of assets or capital stock as permitted pursuant the restrictive covenant described under the eleventh bullet point of this paragraph;

•

except as required by the merger agreement or the terms of any existing benefit plan, program, policy, agreement or other arrangement (referred to in this joint proxy statement/prospectus as a “benefit plan”),

•

increasing in any manner the compensation or benefits of any of its or its subsidiaries’ current or former directors, executive officers, employees or individuals in the capacity of consultants, independent contractors or other service providers (referred to in this joint proxy statement/prospectus as a “covenant individual”), other than increases in base salary or compensation, as the case may be, in the ordinary course of business,

•

paying to any covenant individual any amounts or increasing any amounts payable to a covenant individual not required by any current plan or agreement (other than base salary in the ordinary course of business),

•

becoming a party to, establishing, amending, commencing participation in, terminating or committing itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit sharing, welfare benefit or other employee benefit plan or agreement or employment agreement with or for the benefit of any covenant individual (or newly hired employees),

•	accelerating the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any benefit plans or foreign benefit plans,

•

causing the funding of any rabbi trust or similar arrangement or taking any action to fund or in any other way secure the payment of compensation or benefits under any benefit plan or foreign benefit plan,

•	entering into, amending or extending any collective bargaining or other labor agreement, other than in the ordinary course of business consistent with past practice,

•

materially changing any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or foreign benefit plan or changing the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or

•	creating any new officer position above the level of executive vice president;

•

changing any method or principle of financial accounting in a manner that is inconsistent with past practice and would materially impact it and its subsidiaries, except as required by GAAP or as recommended by its regular independent accountant;

•

modifying or amending in any material respect, or terminating, or waiving, releasing or assigning any material rights or claims with respect to, any material contract other than with respect to modifications or amendments to, terminations of, waivers or releases under, or assignments of (i) material contracts entered into in the ordinary course of business, (ii) material contracts relating to existing indebtedness which may be refinanced in compliance with the restrictive covenant described under the twelfth bullet point of this paragraph or (iii) material contracts relating to the incurrence or commitment to any capital expenditures incurred or committed to in compliance with the restrictive covenant described under the immediately following bullet point;

•	incurring or committing to any capital expenditures in excess of an amount previously disclosed in writing to the other party;

•

except in the ordinary course of business consistent with past practice, settling any action, audit or other proceeding relating to tax, making (or failing to make) any tax election or file any tax return (including any amended tax return);

•

settling actions, audits or other proceedings (i) in the aggregate in excess of $30 million or (ii) which would include any non-monetary relief that would materially and adversely affect it and its subsidiaries from and after the closing date; or

•	agreeing in writing or otherwise committing to take any of the foregoing actions.

Office Depot has also agreed that, during the period from the date of the merger agreement until completion of the transactions, it will not, and will not permit or cause any of its subsidiaries to, directly or indirectly or in one or a series of transactions, sell, transfer, lease, license, exchange or otherwise dispose of all or any significant portion of Office Depot de México (including the sale, transfer, lease, license, exchange or other disposition of the business, assets, divisions or securities of Office Depot de México), or Office Depot’s interest in Office Depot de México (including through its holdings in Office Depot Latin America Holding BV or Office Depot Delaware Overseas Finance No. 1 LLC), including by way of merger, consolidation, reorganization, recapitalization, disposition of shares, option, distribution or otherwise, except with the prior written consent of OfficeMax, which consent must not be unreasonably withheld and as to which OfficeMax will be entitled to take into account all such considerations as it may determine to be appropriate (including financial, non-financial or strategic factors).

Governance of the Combined Company Following Completion of the Transactions

The merger agreement contains certain provisions relating to the governance of the combined company following completion of the transactions, which reflect the merger of equals structure of the proposed business combination. Completion of the transactions is subject to the conditions described under “—Conditions to Completion of the Transactions” beginning on page 142, including the adoption by Office Depot, effective as of the effective time of the second merger, of the amended and restated bylaws to implement certain governance matters for a four-year period following completion of the transactions (referred to in this joint proxy statement/prospectus as the “specified post-merger period”). The amended and restated bylaws will provide for two separate committees of independent directors designated by each of the parties to implement the merger of equals structure during the specified post-merger period. During the specified post-merger period, the provisions in the amended and restated bylaws relating to the governance matters of the combined company during the specified post-merger period may not be amended or repealed except with the affirmative vote of at least 75% of the entire board of directors of the combined company and a majority of each of the committees of independent directors.

Executive Officers

The merger agreement provides that, as of the closing, the then-current chief executive officers of both parties will be appointed as co-chief executive officers of the combined company, unless and until the successor CEO has been appointed as the sole chief executive officer of the combined company. Under the merger agreement, as soon as practicable, the parties will establish a selection committee consisting of an equal number of independent directors of each party to identify successor CEO candidates. Office Depot has designated Nigel Travis, Marsha J. Evans and Thomas J. Colligan and OfficeMax has designated V. James Marino, Rakesh Gangwal and Francesca Ruiz de Luzuriaga as members of the selection committee with Messrs. Travis and Marino serving as co-chairpersons. The selection committee will also consider the then-current chief executive officers of both parties as successor CEO candidates. The successor CEO will be elected by a majority vote of the board of directors of the combined company (or, if the successor CEO is elected prior to completion of the transactions, such action will require the consent of Office Depot and OfficeMax), except that the appointment of one of the then-current chief executive officers or any former or current executive officer of either party will require the vote of at least two-thirds of the independent directors of the combined company (or, if the successor CEO is elected prior to completion of the transactions, such action will require the consent of Office Depot and OfficeMax, as authorized by the vote of at least two-thirds of the independent directors of each party). Unless and until a successor CEO has been appointed, each co-chief executive officer will maintain sole chief executive officer authority, reporting directly to the newly constituted board of directors of the combined company, for the operation of the Office Depot or OfficeMax business, as the case may be.

In addition, the merger agreement provides that, as of the closing, the officers for the combined company will be appointed by the newly constituted board of directors from among the officers of both parties. This selection will be made by the newly constituted board of directors, taking into account the proposed officers and titles recommended by the successor CEO if such individual has been designated prior to completion of the transactions.

Board of Directors

Unless and until the successor CEO has been appointed, the board of directors of the combined company will be comprised of twelve members, with five independent directors designated by each party and the co-chief executive officers. Upon the appointment of the successor CEO, the board of directors of the combined company will be comprised of eleven members, with the ten independent director designees of the parties and the successor CEO. If the successor CEO is, however, the then-current chief executive officer or any former or current executive officer of either party, the party whose chief executive officer has not been appointed as successor CEO will have the right to designate one additional independent director, and the board of directors of the combined company will be comprised of twelve members.

As of the date of this joint proxy statement/prospectus, neither OfficeMax nor Office Depot has made a determination as to which independent directors to appoint to the board of directors of the combined company.

Each committee of the board of directors will be comprised of an equal number of independent directors designated by each party. In addition, the audit committee will include an independent director from each party who qualifies as an audit committee financial expert under the federal securities laws. Except for the selection committee (which will be co-chaired by designees from each party), each party will designate chairpersons of the committees selected in alternation between the parties, with OfficeMax initially selecting the chairperson of the audit committee.

The amended and restated bylaws to be adopted by Office Depot as of the closing will provide that equal board and committee representation, as well as the selection of committee chairpersons, will be maintained during the specified post-merger period.

Chairperson and Lead Outside Director

Unless and until the successor CEO has been appointed, the board of directors of the combined company will be led by co-chairpersons and co-lead outside directors designated by each of the parties from among their respective director designees serving on the newly constituted board of directors. Upon the appointment of the successor CEO, if the successor CEO is the then-current chief executive officer or any former or current executive officer of either party, the party whose chief executive officer has not been appointed as successor CEO will have the right to designate the chairperson and lead outside director from among its independent director designees. If the successor CEO is not the then-current chief executive officer or any former or current executive officer of either party, then Office Depot will have the right to initially designate the chairperson and lead outside director (or only the lead outside director, if the successor CEO is appointed as both chief executive officer and chairperson).

The amended and restated bylaws to be adopted by Office Depot as of the closing will provide that the individual designated as the chairperson and/or lead outside director upon the appointment of the successor CEO will serve until the date that is nearest to one-half of the period from the time of such appointment until the four-year anniversary of the closing, at which date a new chairperson and/or lead outside director will be selected by a committee of independent director designees of the party that did not designate the initial chairperson and/or lead outside director. The amended and restated bylaws will provide that the new chairperson and/or lead outside director will then serve until the four-year anniversary of the closing.

Company Name and Headquarters

The combined company’s name and headquarters location will be determined by the newly constituted board of directors, taking into consideration the recommendation of the successor CEO after his or her appointment. If such matters have not been determined prior to the completion of the transactions, the combined company will have dual headquarters in Naperville, Illinois and Boca Raton, Florida, and the businesses of each party will continue to operate under their existing names, in each case until otherwise so determined.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time of the second merger, Office Depot will cause OfficeMax Converted LLC to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of OfficeMax, against all losses, claims, damages, costs, expenses, liabilities or judgments that are paid in settlement of or in connection with any action based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of OfficeMax prior to the effective time of the second merger, whether asserted or claimed prior to, or at or after, the effective time of the second merger (including acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement), to the fullest extent provided or permitted under OfficeMax’s certificate of incorporation, OfficeMax’s bylaws and any indemnification agreement entered into between OfficeMax and such person and under applicable law.

In addition, at or prior to the closing of the transactions, Office Depot will purchase a “tail” directors’ and officers’ liability insurance policy for OfficeMax’s present and former directors and officers who are covered prior to the effective time of the second merger by the directors’ and officers’ liability insurance currently maintained by OfficeMax with coverage for six years following the effective time of the second merger, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors’ and officers’ liability insurance maintained by OfficeMax.

Employee Matters

Pursuant to the merger agreement, Office Depot has agreed that, following the closing of the transactions, it will, subject to certain exceptions as provided in the merger agreement:

•

honor all OfficeMax benefit plans and compensation arrangements and agreements (including collective bargaining agreements) in accordance with their terms, except that nothing will prevent Office Depot from amending, terminating or suspending such plans, arrangements and agreements in accordance with their terms and applicable law;

•

for a period of one year following the closing of the transactions, Office Depot will (x) provide to employees of OfficeMax and its subsidiaries (other than any such employee covered by a collective bargaining agreement) compensation and employee benefit plans, programs and arrangements (exlcuding equity-based compensation) that are substantially similar, in the aggregate, to those provided to such employees as of immediately prior to the closing and (y) provide to such employees equity-based compensation awards that are no less favorable than those provided to similarly situated employees of Office Depot;

•

for all purposes (including purposes of vesting, eligibility to participate and level of benefits) provide to employees of OfficeMax and its subsidiaries credit for years of service with OfficeMax or any of its subsidaries under any employee benefit plans providing benefits to such employees after the closing of the transactions (except that no credit will be given under any defined benefit pension plan or to the extent the application of such credit would result in the duplication of benefits); and

•

permit each employee of OfficeMax and its subsidiaries who ceases to be eligible to participate in OfficeMax benefit plans to particpate in corresponding Office Depot benefit plans to the extent coverage under such Office Depot benefit plans are comparable and intended to replace the benefits under any such OfficeMax benefit plans and, for any such Office Depot medical, dental, pharmaceutical and/or vision benefit plans in which employees of OfficeMax and its subsidiaries participate, waive pre-existing condition exclusions and actively-at-work requirements with respect to such employees (unless such conditions would not be waived under the OfficeMax benefit plans) and take into account all eligible expenses incurred by such employees for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employees under such Office Depot benefit plans for the applicable plan year.

Amendment and Waiver

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after the receipt of the requisite approval of OfficeMax stockholders, but after any such approval, no amendment may be made which by law requires further approval or authorization by the OfficeMax stockholders without such further approval or authorization.

At any time prior to the effective time of the second merger, Office Depot and OfficeMax, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any certificate delivered pursuant to the merger agreement and (iii) waive compliance with any of the agreements or conditions contained in the merger agreement or any document delivered pursuant to the merger agreement.

No Third Party Beneficiaries

While the merger agreement is not intended and will not be construed to create any third-party beneficiaries or confer upon any person other than the parties to the merger agreement any rights, benefits or remedies of any nature whatsoever under or by reason of the merger agreement, it provides a limited exception for each present and former director and officer of OfficeMax to continue to have indemnification, advancement of expenses and liability insurance coverage following completion of the transactions as described under “—Indemnification; Directors’ and Officers’ Insurance” on page 160.

Remedies; Specific Performance

Office Depot and OfficeMax recognized and agreed in the merger agreement that if for any reason any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under applicable law. Accordingly, each of the parties to the merger agreement agreed that, in addition to all other remedies to which it may be entitled, each of the parties to the merger agreement is entitled to a decree of specific performance, and each of the parties to the merger agreement will further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of the merger agreement without the necessity of posting a bond or other form of security. In the event that any action should be brought in equity to enforce any of the provisions of the merger agreement, no party will allege, and each party has waived the defense, that there is an adequate remedy under applicable law.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties. Each of Office Depot and OfficeMax have made representations and warranties regarding, among other things:

•	organization and standing;

•	ownership of subsidiaries;

•	corporate power and authority with respect to the execution and delivery of the merger agreement, and the due and valid execution and delivery and enforceability of the merger agreement;

•	capital structure;

•	absence of conflicts with, or violations of, organizational documents, contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental authorities;

•	absence of certain events, changes or effects from September 29, 2012 to the date of the merger agreement;

•	SEC documents and financial statements;

•	internal controls and disclosure controls and procedures;

•	registration rights;

•	compliance with applicable laws;

•	tax matters;

•	intellectual property;

•	title to and condition of properties;

•

accuracy of information supplied or to be supplied for use in this joint proxy statement/prospectus and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•	absence of certain litigation;

•	brokers’ fees payable in connection with the transactions contemplated by the merger agreement;

•	the reorganization treatment of the transactions under the Code;

•	benefits matters and ERISA compliance;

•	material contracts;

•	absence of undisclosed liabilities;

•

absence of any transaction since September 29, 2012 through the date of the merger agreement that, if done after execution of the merger agreement, would violate in any material respect the restrictive covenants described under “—Conduct of Business Pending the Completion of the Transactions” beginning on page 156;

•	possession of, and compliance with, permits;

•	environmental matters;

•	opinions from financial advisors;

•	certain representations and warranties with respect to, in the case of OfficeMax, Merger Sub One and New OfficeMax and, in the case of Office Depot, Merger Sub Two and Merger Sub Three;

•	inapplicability of state takeover statutes; and

•	insurance.

Additional representations and warranties made only be Office Depot relate to the Rights Agreement, dated as of October 24, 2012, between Office Depot and Computershare Shareowner Services LLC and the treatment of the Office Depot convertible preferred stock.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•

cooperation between Office Depot and OfficeMax in the preparation of this joint proxy statement/prospectus and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the second merger;

•

exercise of complete control and supervision by each party over its respective operations and the operations of its respective subsidiaries consistent with the terms and conditions of the merger agreement;

•

each of the parties using its reasonable best efforts to cause each of (i) the first merger and the LLC conversion, taken together, and (ii) the second merger and the third merger, taken together, to constitute a “reorganization” under Section 368(a) of the Code;

•	consultation between Office Depot and OfficeMax in connection with public announcements;

•	the parties using their respective reasonable efforts to cause any dispositions of OfficeMax common stock resulting from the transactions and any acquisitions of Office Depot common stock resulting from the transactions by each individual who is or may become subject to reporting requirements under the securities laws to be exempt from Section 16(b) of the Exchange Act;

•	cooperation between Office Depot and OfficeMax in the defense or settlement of any shareholder litigation relating to the transactions;

•	notice for any breaches of the representations and warranties contained in the merger agreement;

•	activities of New OfficeMax and Merger Sub One prior to the effective time of the first merger and activities of Merger Sub Two and Merger Sub Three prior to the effective time of the second merger;

•

Office Depot using its reasonable best efforts to cause the shares of Office Depot common stock issuable pursuant to the merger agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing;

•	Office Depot not agreeing to nor permitting any amendment, modification, supplement or waiver of any agreement entered into by Office Depot or its subsidiaries with BC Partners;

•	the treatment of the OfficeMax Series D preferred stock in the manner described in the section entitled “The Transactions—Treatment of OfficeMax Series D Preferred Stock” beginning on page 137; and

•	the parties using their respective reasonable best efforts to obtain financing necessary to fund the combined company’s working capital needs from and after the closing.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements give effect to the proposed business combination of Office Depot and OfficeMax. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only. The pro forma information is not necessarily indicative of what the combined company’s condensed consolidated financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available at the time of the preparation of this joint proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet gives effect to the proposed transactions as if they had occurred on December 29, 2012 while the unaudited pro forma condensed combined statement of operations for the year ended December 29, 2012 is presented as if the transactions had been consummated on January 1, 2012. The historical financial statements have been adjusted in the pro forma financial statements to give effects to events that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statement of operations does not reflect any non-recurring charges directly related to the transactions that we may incur upon completion of the transactions. Further, because the tax rate used for these pro forma financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to completion of the transactions, and no adjustment has been made to the unaudited pro forma condensed combined financial information as it relates to limitations on the ability to utilize deferred tax assets, such as those related to net operating losses and tax credit carryforwards, as a result of the transactions.

The unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements and notes thereto of Office Depot and OfficeMax, which are incorporated by reference into this joint proxy statement/prospectus, as well as the other information contained or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 213. Certain reclassifications have been made to the historical presentation of OfficeMax to conform to the presentation used in the unaudited pro forma condensed combined financial statements. Further review may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. At this time, Office Depot and OfficeMax are not aware of any accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial statements of the combined company that are not reflected in the pro forma adjustments.

Although Office Depot and OfficeMax have structured the transactions as a merger of equals, the transactions will be treated as a business combination for accounting purposes, and Office Depot is the deemed accounting acquirer and OfficeMax is the deemed accounting acquiree based on a number of factors viewed at the time of the preparation of this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, the value of the shares of Office Depot common stock to be issued to OfficeMax stockholders pursuant to the merger agreement will be determined based on the trading price of the Office Depot common stock at the date of completion of the transactions. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Following completion of the transactions, final valuations will be performed and management anticipates that the values assigned to the assets acquired and liabilities assumed will be finalized during the one-year measurement period following the date of completion of the transactions. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not include any adjustments for the anticipated benefits from cost savings or synergies of Office Depot and OfficeMax operating as a combined company or for liabilities resulting from integration planning, as management of Office Depot and OfficeMax are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance, relocation or retention costs in subsequent periods related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting or transferring activities between the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed combined financial statements, and such costs and liabilities could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 29, 2012

(In thousands)

	Historical Office Depot	Historical OfficeMax	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$670,811	$495,056	$(300,647	)(a)	$865,220
Receivables, net of allowances	803,944	528,279	—		1,332,223
Inventories	1,050,625	812,454	—		1,863,079
Deferred income taxes and receivables	—	68,568	—		68,568
Prepaid expenses and other current assets	170,810	79,527	(25,580	)(b)	224,757

Total current assets	2,696,190	1,983,884	(326,227)		4,353,847
Property and equipment, net	856,341	352,226	—		1,208,567
Goodwill	64,312	—	—		64,312
Other intangible assets, net	16,789	80,765	(14,765	)(c)	82,789
Investment in Boise Cascade Holdings, L.L.C.	—	175,000	5,000	(d)	180,000
Timber notes receivable	—	817,500	168,865	(e)	986,365
Deferred income taxes	33,421	108,759	(74,731	)(f)	67,449
Other assets	343,726	266,181	(142,524	)(g)	467,383

Total assets	$4,010,779	$3,784,315	$(384,382)		$7,410,712

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$934,892	$699,636	$—		$1,634,528
Accrued expenses and other current liabilities	931,618	342,551	—		1,274,169
Income taxes payable	5,310	4,222	—		9,532
Short-term borrowings and current maturities of long-term debt	174,148	10,232	—		184,380

Total current liabilities	2,045,968	1,056,641	—		3,102,609
Deferred income taxes and other long-term liabilities	431,531	—	—		431,531
Long-term debt, net of current maturities	485,331	225,962	(6,763	)(e)	704,530
Non-recourse debt	—	735,000	168,912	(e)	903,912
Other long-term items:
Compensation and benefits obligations	—	365,568	—		365,568
Deferred gain on sale of assets	—	179,757	(179,757	)(h)	—
Other long-term liabilities	—	142,397	(47,193	)(i)	95,204

Total liabilities	2,962,830	2,705,325	(64,801)		5,603,354

Commitments and contingencies
Noncontrolling interest in joint venture	—	44,617	—		44,617
Redeemable preferred stock, net	386,401	—	(386,401	)(j)	—

Stockholders’ equity:
Preferred stock—no par value	—	27,391	(27,391	)(k)	—
Common stock	2,917	217,209	(214,796	)(k)	5,330
Additional paid-in capital	1,119,775	1,018,667	(129,334	)(k)	2,009,108
Accumulated other comprehensive income (loss)	212,717	(137,521)	137,521	(k)	212,717
Accumulated deficit	(616,235)	(91,373)	300,820	(k)	(406,788)
Treasury stock, at cost	(57,733)	—	—		(57,733)

Total stockholders’ equity	661,441	1,034,373	66,820		1,762,634
Noncontrolling interests	107	—	—		107

Total equity	661,548	1,034,373	66,820		1,762,741

Total liabilities and equity	$4,010,779	$3,784,315	$(384,382)		$7,410,712

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 29, 2012

(In thousands, except per share amounts)

	Historical Office Depot	Historical OfficeMax	Pro Forma Adjustments		Pro Forma Combined
Sales	$10,695,652	$6,920,384	$23,547	(a)	$17,639,583
Cost of goods sold and occupancy costs	7,448,067	5,135,927	(221,745	)(b)	12,362,249

Gross profit	3,247,585	1,784,457	245,292		5,277,334
Store and warehouse operating and selling expenses	2,535,373	1,645,245	333,868	(c)	4,514,486
Recovery of purchase price	(68,314)	—	—		(68,314)
Asset impairments	138,540	11,376	—		149,916
General and administrative expenses	672,827	—	—		672,827
Other operating expenses, net	—	103,558	(103,558	)(d)	—

Operating income (loss)	(30,841)	24,278	14,982		8,419
Other income (expense):
Interest income	2,240	43,772	(19,575	)(e)	26,437
Interest expense	(68,937)	(69,765)	21,746	(f)	(116,956)
Gain (loss) on extinguishment of debt	(12,110)	670,766	—		658,656
Miscellaneous income, net	34,225	489	—		34,714

Earnings (loss) before income taxes	(75,423)	669,540	17,153		611,270
Income tax expense (benefit)	1,697	248,722	6,724	(g)	257,143

Net earnings (loss)	(77,120)	420,818	10,429		354,127
Net earnings (loss) attributable to noncontrolling interests	(9)	4,028	—		4,019

Net earnings (loss) attributable to company	(77,111)	416,790	10,429		350,108
Preferred stock dividends	32,934	2,096	(35,030	)(h)	—

Net earnings (loss) attributable to common stockholders	$(110,045)	$414,694	$45,459		$350,108

Net earnings (loss) per share:
Basic	$(0.39)	$4.79		(i)	$0.67
Diluted	$(0.39)	$4.74		(i)	$0.66

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In thousands, except per share amounts)

1.	Description of Transaction

On February 20, 2013, Office Depot, Merger Sub Two, Merger Sub Three, New OfficeMax, Merger Sub One and OfficeMax entered into the merger agreement pursuant to which, through a series of transactions, including the first merger and the second merger, OfficeMax will become a wholly-owned subsidiary of Office Depot, and OfficeMax stockholders will become stockholders of Office Depot.

At the effective time of the first merger, each share of OfficeMax common stock issued and outstanding immediately prior to the effective time of the first merger will be converted into one share of common stock of New OfficeMax. Each of OfficeMax and New OfficeMax will take all actions as may be necessary so that at the effective time of the first merger, each OfficeMax stock option and each other OfficeMax stock-based award will, automatically and without any action on behalf of the holder thereof, be converted into a stock option or award, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of New OfficeMax.

At the effective time of the second merger, each share of New OfficeMax common stock issued and outstanding immediately prior to the effective time of the second merger (excluding any shares held by Office Depot, Merger Sub Two or in treasury, which shares will be cancelled and no payment will be made with respect to such shares) will be converted into the right to receive 2.69 shares of Office Depot common stock (referred to in this joint proxy statement/prospectus as the “exchange ratio”), together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

For more information, see also “The Merger Agreement—Effects of the Transactions” beginning on page 148.

The exchange ratio is fixed and will not be adjusted for changes in the market value of shares of Office Depot common stock or OfficeMax common stock. Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of Office Depot common stock and OfficeMax common stock will fluctuate during the pendency of the transactions, OfficeMax stockholders cannot be sure of the value of the shares of Office Depot common stock they will receive relative to the value of their shares of OfficeMax common stock. See also “Risk Factors—Risks Relating to the Transactions” beginning on page 35.

In connection with the second merger, each outstanding New OfficeMax stock option will be converted into an option to purchase, on the same terms and conditions as the New OfficeMax stock option, a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock subject to the New OfficeMax stock option multiplied by the exchange ratio, at an exercise price per share of Office Depot common stock equal to the exercise price per share of New OfficeMax common stock subject to the New OfficeMax stock option divided by the exchange ratio. Each other New OfficeMax stock-based award will be converted as a result of the second merger into an award, on the same terms and conditions as the New OfficeMax stock-based award, with respect to a number of shares of Office Depot common stock that is equal to the number of shares of New OfficeMax common stock underlying such New OfficeMax stock-based award multiplied by the exchange ratio, except that any then outstanding New OfficeMax stock-based awards that vest based on the attainment of performance goals with a performance period that has not completed prior to the closing date will be converted into time-based awards that will vest at target levels at the originally scheduled vesting date, subject to any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the 2003 OfficeMax Incentive and Performance Plan.

Completion of the transactions is subject to various conditions. See “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 142.

2.	Estimate of Value of Office Depot Common Stock to be Issued

The following is a preliminary estimate of the value of the Office Depot common stock to be issued to OfficeMax stockholders pursuant to the merger agreement:

(In thousands, except per share amounts)
OfficeMax common stock outstanding as of April 4, 2013[1]	86,985
OfficeMax stock options, as converted[1]	3,064
OfficeMax Series D preferred stock, as converted[2]	2,700

OfficeMax common stock to be exchanged	92,749
Exchange ratio	2.69

Office Depot common stock to be issued and stock options, as converted	249,494
Office Depot common stock per share price as of April 4, 2013	$3.77

Fair value of shares of Office Depot common stock to be issued pursuant to the merger agreement and estimated value	$940,592

[1]

The actual number of shares of OfficeMax common stock outstanding and exercisable OfficeMax stock options will be determined at immediately prior to the effective time of the second merger. The assumed number of shares of OfficeMax common stock was based on the actual number of shares of OfficeMax common shares outstanding and exercisable OfficeMax stock options as of April 4, 2013. For purposes of estimating total consideration in these unaudited pro forma condensed combined financial statements, the Office Depot closing stock price as of April 4, 2013 has been used as an estimate of value allocated to OfficeMax exercisable stock options. The consideration assigned to these stock options at the closing of the transactions will be based on an option pricing model applied to the actual number of shares exercisable and will be different from the above amounts.

[2]

Prior to the closing of the transactions, OfficeMax will redeem each issued and outstanding share of OfficeMax Series D preferred stock for shares of OfficeMax common stock at the liquidation preference of $45.00 per share in accordance with the terms governing the OfficeMax Series D preferred stock. The shares of OfficeMax common stock issued upon such redemption will then be converted at the effective time of the second merger into the right to receive shares of Office Depot common stock based on the exchange ratio, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, pursuant to the merger agreement.

The estimated value of the shares of Office Depot common stock to be issued to OfficeMax stockholders pursuant to the merger agreement reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual value will be when the transactions are completed. In accordance with ASC Topic 805, the fair value of equity securities issued will be measured on the closing date of the transactions at the then-current market price. This requirement will likely result in a per share equity component different from the $3.77 closing price of Office Depot common stock on April 4, 2013 that is assumed for purposes of these unaudited pro forma condensed combined financial statements, and that difference may be material. Office Depot believes that an increase or decrease by as much as 20% in the market price of Office Depot common stock on the closing date of the transactions from the market price of Office Depot common stock assumed for purposes of these unaudited pro forma condensed combined financial statements is reasonably possible based upon the recent history of the market price of the Office Depot common stock. Accordingly, a change in the market price of the Office Depot common stock of 20% would increase or decrease the value of the Office Depot common stock to be received by OfficeMax stockholders upon completion of the transactions, with a corresponding increase or decrease in the goodwill/consideration below fair value assigned that will be recorded in connection with the transactions:

Percent change in Office Depot common stock price	-20%	+20%

Price of Office Depot common stock	$3.02	$4.52
Change in value to be received by OfficeMax stockholders (in thousands)	$(182,641)	$182,641

Additionally, under the merger agreement, neither party may authorize, declare or pay any dividend on its respective outstanding shares of common stock prior to the completion of the transactions, except, in the case of OfficeMax, for regular quarterly cash dividends and a distribution by OfficeMax to holders of its common stock of $1.50 per share of OfficeMax common stock, not to exceed $131 million in the aggregate (referred to as the “special dividend”). To the extent OfficeMax declares and pays a regular quarterly dividend and/or the special dividend up to $131 million, such amounts will result in a corresponding decrease in the preliminary consideration below fair value assigned included in these unaudited pro forma condensed combined financial statements. Further, any increase/decrease in the net assets of OfficeMax up to the closing date will result in a corresponding increase/decrease in the preliminary consideration below fair value assigned included in these unaudited pro forma condensed combined financial statements.

3.	Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the fair value of assets to be acquired and the liabilities to be assumed by Office Depot in the transactions, reconciled to the estimate of the value of the Office Depot common stock to be issued to OfficeMax stockholders pursuant to the merger agreement (in thousands):

Net book value of assets acquired as of December 29, 2012	$1,034,373
Write-off of existing OfficeMax intangible assets	(80,765)
Net adjustments to other OfficeMax assets/liabilities acquired	30,115

Adjusted net book value of assets acquired as of December 29, 2012	983,723
Fair value adjustments:
Trade names	66,000
Investment in Boise Cascade Holdings, L.L.C.	93,600
Timber notes receivable	168,865
Recourse debt	6,763
Non-recourse debt	(168,912)

Fair value of assets acquired and liabilities assumed	1,150,039
Consideration below fair value assigned	(209,447)

Total estimated purchase price	$940,592

The preliminary valuation of assets acquired and liabilities assumed performed for the purposes of these unaudited pro forma condensed combined financial statements was primarily limited to the identification and initial measurement of trade names, investment in Boise Cascade Holdings, L.L.C., timber notes receivable, recourse debt and non-recourse debt. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Areas in which adjustments have not yet been reflected include, but are not limited to, the valuation of property and equipment, favorable and/or unfavorable lease arrangements, severance provisions, store closure provisions and other intangibles. Accordingly, Office Depot and OfficeMax management will continue to refine their identification and initial measurement of assets to be acquired and the liabilities to be assumed as further information becomes available, and such adjustments could be material to the amounts presented in these unaudited pro forma condensed consolidated financial statements.

4.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Reflects (i) the redemption price of the Office Depot convertible preferred stock of $435,247 (see notes (j) and (k) to the unaudited pro forma condensed combined balance sheet) and (ii) cash received or to be received by OfficeMax in 2013 from redemption of non-voting equity securities, accrued dividends and other distributions of $134,600 million (see notes (d), (g) and (k)). Concurrently with the execution of the merger agreement, Office Depot and OfficeMax entered into the voting agreement with BC Partners, pursuant to which BC Partners agreed, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, to vote all of their shares of Office Depot convertible preferred stock, together with any other voting securities of Office Depot acquired by BC Partners after February 20, 2013, in favor of the Office Depot share issuance and the other actions contemplated by the merger agreement and against any alternative transaction proposal with respect to Office Depot. As of February 20, 2013, BC Partners held all of the 350,000 shares of the Office Depot convertible preferred stock, representing together, on an as-converted basis, approximately 22% of the voting power of Office Depot. Under the voting agreement, the parties also agreed that, effective as of immediately following the receipt of (i) the requisite Office Depot stockholder approval in connection with the transactions and (ii) the consent of the lenders under Office Depot’s Amended and Restated Credit Agreement, dated May 25, 2011 (referred to in this joint proxy statement/prospectus as the “amended credit agreement”) (which consent was obtained on March 4, 2013), 175,000 shares of the Office Depot convertible preferred stock held by BC Partners will be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. In addition, upon satisfaction or waiver of the closing conditions under the merger agreement and following receipt by Office Depot of the consent of the lenders under the amended credit agreement, all remaining shares of the Office Depot convertible preferred stock then held by BC Partners will, effective as of immediately prior to completion of the transactions, be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. Subject to the restrictions set forth in the voting agreement and described under “The Transactions—Treatment of Office Depot Convertible Preferred Stock; Agreements with BC Partners” beginning on page 137, following the requisite Office Depot stockholder approval in connection with the transactions, BC Partners has the right to convert all or a portion of the remaining outstanding Office Depot convertible preferred stock into Office Depot common stock. If all remaining outstanding Office Depot convertible preferred stock were converted into Office Depot common stock, the cash usage indicated in the unaudited pro forma condensed combined balance sheet would be reduced by $217,624, and the number of shares of Office Depot common stock used in the pro forma combined earnings per share calculation would increase by 40,677. The Office Depot common stock price on April 4, 2013 does not provide an economic incentive for such conversion to Office Depot common stock. Also, under certain circumstances set forth in the voting agreement Office Depot is obligated to use cash to repurchase a number of shares of Office Depot common stock issued upon conversion of the Office Depot convertible preferred stock equal to the excess amount, at a price per share of Office Depot common stock reported at the close of the NYSE on the trading date immediately prior to the date of completion of the transactions. For purposes of the unaudited pro forma condensed combined balance sheet, it has been assumed that all of the Office Depot convertible preferred stock will be redeemed for cash. Further, on the closing date cash will be paid in lieu of the issuance of fractional shares of Office Depot common stock in the second merger; however, no adjustment for the estimated amount of cash to be paid to settle fractional shares has been included in the unaudited pro forma condensed combined balance sheet.

(b)	Reflects purchase accounting adjustments to eliminate the current portion of customer acquisition costs.

(c)	A summary of the effects of the preliminary purchase price allocation to the other identifiable intangible assets is as follows:

	Historical Net Book Value	Estimated Fair Value	Pro Forma Adjustment
Trade names	$66,000	$66,000	$—
Customer lists/relationships and exclusive distribution rights	14,765	—	(14,765)

Total other intangible assets	$80,765	$66,000	$(14,765)

The preliminary fair value assigned to the identifiable indefinite-lived intangible asset trade name approximates book value while the existing historical net book value of OfficeMax finite-lived intangibles has been eliminated. As significant information and analysis will be required to determine the fair value of acquired identifiable finite-lived intangible assets, no fair value has been assigned to identifiable finite-lived intangible assets at this time. The final purchase price allocation will be based on a complete appraisal subsequent to completion of the transactions and may result in a materially different allocation for intangible assets, and related useful life or purpose, than that presented in this section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Any change in the amount of the final purchase price allocated to amortizable, definite-lived intangible assets, or any change in the current designation of non-amortizable indefinite-lived intangible assets, could materially affect the amount of amortization expense recorded by the combined company subsequent to the date of completion of the transactions.

(d)	Reflects adjustments to the OfficeMax investment in Boise Cascade Holdings, L.L.C. to recognize cash distributions received and anticipated in 2013, and to adjust the remaining investment to fair value.

(In thousands)
Redemption of non-voting equity shares(1)	$(66,000)
Distributions on voting equity securities(1)	(21,400)
Additional distributions to be received(1)	(1,200)
Fair value adjustment of ownership in Boise Cascade Company(2)	93,600

Net Pro Forma Adjustment	$5,000

(1)

As discussed in note 4(a), the total cash adjustment related to the investment in Boise Cascade of $134,600 includes $88,600 related to the redemption of non-voting equity shares and the actual and anticipated distributions on voting equity securities, as well as the collection of $46,000 of accrued dividends related to non-voting equity shares reported in other assets (see also note (g)).

(2)	Reflects fair value based on the closing price of Boise Cascade Company (NYSE: BCC) at April 4, 2013.

(e)	Reflects purchase accounting adjustments to step-up the timber notes receivable, non-recourse debt and the recourse debt to fair value. The fair value of these assets/liabilities was estimated as the present value of expected future cash flows discounted at the current interest rate for financial instruments of similar terms with comparable credit risk.

(f)	Reflects the estimated tax effect of the purchase accounting adjustments described within the notes to the unaudited pro forma condensed combined balance sheet.

(g)	Reflects purchase accounting adjustments to eliminate (i) the non-current portion of customer acquisition costs for $38,417, (ii) favorable lease asset for $51,969, (iii) deferred financing costs for $6,138 and (iv) cash received in 2013 related to accrued dividends on OfficeMax’s investment in Boise Cascade Holdings, L.L.C. for $46,000 (see notes (a) and (d)).

(h)	Reflects purchase accounting adjustments to eliminate the deferred gain on sale of assets.

(i)	Reflects purchase accounting adjustments to eliminate the accrued straight-line rent.

(j)	Reflects the redemption of the Office Depot convertible preferred stock in accordance with the terms of the voting agreement (see notes (a) and (k) to the unaudited pro forma condensed combined balance sheet). For purposes of the unaudited pro forma condensed combined balance sheet, it has been assumed that all of the Office Depot convertible preferred stock will be redeemed for cash.

(k)	Reflects the following adjustments to eliminate OfficeMax’s historical stockholders’ equity and reflects the fair value of shares of Office Depot common stock expected to be issued pursuant to the merger agreement upon completion of the transactions:

(In thousands)
Eliminate OfficeMax’s historical stockholders’ equity	$(1,034,373)
Eliminate the difference between the book value and liquidation value of the Office Depot convertible preferred stock[1]	(48,846)
Fair value of the shares of Office Depot common stock to be issued[2]	940,592
Consideration below fair value assigned[3]	209,447

$66,820

[1]

Represents the difference between the redemption price and the carrying value of the Office Depot convertible preferred stock (see notes (a) and (j) to the unaudited pro forma condensed combined balance sheet) and reflected in the unaudited pro forma condensed combined balance sheet as a reduction of additional paid-in capital. The redemption price is based on the applicable percentage specified in the certificate of designations of each series of Office Depot convertible preferred stock assuming the Office Depot convertible preferred stock is redeemed prior to June 23, 2013, as applied to the December 29, 2012 liquidation preference value. The liquidation preference value of the convertible preferred stock is greater than its carrying value at December 29, 2012 from original issuance costs that reduced the carrying value and differences in paid-in kind dividends measured at fair value that differed from dividends at the stated dividend rate added to the liquidation preference value.

[2]

The fair value of shares of Office Depot common stock to be issued is presented in the unaudited pro forma condensed combined balance sheet as an increase in common stock for $2,413, representing the par value of the estimated number of shares of Office Depot common stock to be issued, with the remaining $938,179 presented as an increase in additional paid-in capital.

[3]

Office Depot believes that an increase or decrease by as much as 20% in the price of Office Depot common stock on the date of completion of the transactions from the price of Office Depot common stock assumed for purposes of these unaudited pro forma condensed combined financial statements is reasonably possible based upon the recent history of the price of the Office Depot common stock. Accordingly, a change in the price of the Office Depot common stock of 20% would increase or decrease the value to be received by OfficeMax stockholders to be received in exchange for their shares of OfficeMax common stock as follows, with a corresponding increase or decrease in the goodwill/consideration below fair value assigned that will be recorded in connection with the transactions:

Percent change in Office Depot common stock price	-20%	+20%

Price of Office Depot common stock	$3.02	$4.52
Change in value to be received by OfficeMax stockholders (in thousands)	$(182,641)	$182,641

Additionally, under the merger agreement, neither party may authorize, declare or pay any dividend on its respective outstanding shares of common stock prior to the completion of the transactions, except, in the case of OfficeMax, for regular quarterly cash dividends and a distribution by OfficeMax to holders of its common stock of $1.50 per share of OfficeMax common stock, not to exceed $131 million in the aggregate. To the extent OfficeMax declares and pays a regular quarterly dividend and/or the special dividend up to $131 million, such amounts may result in a corresponding decrease in the preliminary consideration below fair value assigned included in these unaudited pro forma condensed combined financial statements. Further, any increase/decrease in the net assets of OfficeMax up to the closing date may result in a corresponding increase/decrease in the preliminary consideration below fair value assigned included in these unaudited pro forma condensed combined financial statements.

5.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

(a)

Certain incentives offered to OfficeMax’s business customers upon the inception of long term supply agreements are deferred and amortized as a reduction of revenue over the life of the underlying agreements.

This adjustment reflects the elimination of customer acquisition cost amortization that reduced sales in the historical OfficeMax statement of operations (see notes (b) and (g) to the unaudited pro forma condensed combined balance sheet for elimination of the related assets through purchase accounting).

(b)	The following table summarizes pro forma adjustments impacting cost of goods sold and occupancy costs:

$(231,975)	(b1)
3,131	(b2)
7,099	(b3)

$(221,745)

(b1)	Represents a reclassification adjustment to conform OfficeMax’s presentation of fees for shipping and handling expenses from cost of goods sold and occupancy costs to store and warehouse operating and selling expenses to conform with Office Depot’s policy.
(b2)	Reflects the elimination of the accrued straight-line rent accretion credit as the underlying liability was written-off as part of purchase accounting.
(b3)	Reflects the elimination of the net amortization credit of the favorable/unfavorable lease assets and liabilities as the underlying balances were written-off as part of purchase accounting.

(c)	The following table summarizes pro forma adjustments impacting store and warehouse operating and selling expenses:

$231,975	(c1)
103,558	(c2)
(1,665)	(c3)

$333,868

(c1)	See note (b1) to the unaudited pro forma condensed combined statement of operations.
(c2)	Represents a reclassification adjustment to conform OfficeMax’s presentation of other operating expenses, net to store and warehouse operating and selling expenses to conform with Office Depot’s policy. OfficeMax’s historical general and administrative expenses are included in store and warehouse operating and selling expenses as OfficeMax does not report those costs separately.
(c3)	Reflects the elimination of the amortization expense of the customer lists/relationships and exclusive distribution rights intangible asset as the preliminary fair value of the underlying intangible is zero.

(d)	See note (c2) to the unaudited pro forma condensed combined statement of operations.

(e)	Reflects the reduction to interest income as a result of the step-up in the fair value of the timber notes receivable. The difference between the fair value and the face amount of the timber notes receivable is recognized as a reduction to interest income over the remaining term of the timber notes receivable.

(f)	Reflects the following adjustments: (i) $19,507 reduction to interest expense as a result of the step-up in the fair value of the non-recourse debt. The difference between the fair value and the face amount of the non-recourse debt is recognized as a reduction to interest expense over the remaining term of the non-recourse debt and (ii) the elimination of $2,239 of amortization expense associated with the deferred financing costs that were written-off as part of purchase accounting.

(g)

This adjustment is to reflect the tax effect of the pro forma adjustments based on an estimated statutory tax rate of 39.2%. Because the tax rate used for these pro forma financial statements is an estimate, it will likely vary from the actual effective rate in periods subsequent to completion of the transactions. Further, the combined company’s ability to use net operating loss carryforwards to offset future taxable income for U.S.

federal income tax purposes is subject to limitations. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (referred to as “NOLs”) to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5% stockholders, applying certain look-through rules) increases by more than 50 percentage points over such stockholder’s lowest percentage ownership during the testing period (generally three years). In addition, some of the standards and requirements under ASC 740 (Accounting for Income Taxes) may limit the combined company’s ability to record deferred tax assets relating to originating temporary differences between book and tax basis of income and expense items. Further, these standards may require a valuation allowance to be established against certain existing deferred tax assets of each company as of the date of completion of the transactions. At December 29, 2012, Office Depot and OfficeMax had net deferred tax assets of approximately $31 million and $173 million, respectively, before deferred tax impacts included in these pro forma adjustments. Currently, no adjustment to the unaudited pro forma condensed combined financial information has been made as it relates to limitations the combined company might incur under Section 382 of the Code or ASC 740. Furthermore, adjustments to established deferred tax assets and liabilities as well as the recognition of additional deferred tax assets and liabilities may occur in conjunction with the finalization of the purchase accounting and these items could be material.

(h)	Reflects the elimination of the preferred stock dividends for both Office Depot and OfficeMax as a result of the transactions. See notes (a) and (k) to the unaudited pro forma combined balance sheet.

(i)	The unaudited pro forma condensed combined basic and diluted loss per share calculations are based on the combined basic and diluted weighted-average shares, after giving effect to the exchange ratio. The historical basic and diluted weighted average shares of OfficeMax common stock are assumed to be replaced by the shares of Office Depot common stock expected to be issued by Office Depot pursuant to the merger agreement as follows:

(In thousands)
Weighted-average shares used in computing net earnings per share—Office Depot	279,727
Shares of Office Depot common stock estimated to be issued	241,251

Pro forma weighted-average shares used in computing net earnings per share—basic	520,978
Dilutive securities—Office Depot	4,401
Dilutive securities to be issued by Office Depot	3,618

Pro forma weighted-average shares used in computing net earnings per share—diluted	528,997

OFFICE DEPOT STOCK OWNERSHIP INFORMATION

Office Depot’s Largest Stockholders; Ownership by Directors and Executive Officers

The stock ownership table below contains certain information about stockholders whom Office Depot believes are the “beneficial” owners of more than five percent (5%) of the outstanding Office Depot common stock, as well as information regarding stock ownership by Office Depot’s directors, named executive directors and its directors and executive officers as a group as of March 31, 2013, unless otherwise indicated. Except as described below, Office Depot knows of no person that beneficially owns more than 5% of the outstanding Office Depot common stock, based solely upon filings made with the SEC.

Except as otherwise noted below, each person or entity named in the following table has the sole voting and investment power with respect to all shares of Office Depot common stock that he, she or it beneficially owns.

Name of Beneficial Owner	Beneficial Ownership(1)	Percent of Class (Less than 1% not shown)(2)
BC Partners Holdings, Ltd. and related entities:(3)
PO Box 225, Heritage Hall, Le Marchant Street
St. Peter Port, Guernsey, GY1 4HY, Channel Islands

CIE Management II Limited
PO Box 225, Heritage Hall, Le Marchant Street
St. Peter Port, Guernsey, GY1 4HY, Channel Islands

LMBO Europe SAS
58-60 Avenue Kleber, Paris, France 75116	81,354,536	22.14%

Starboard Value L. P. and related entities(4)
830 Third Avenue, 3rd Floor, New York, NY 10022	42,278,000	14.78%

Blackrock, Inc.(5)
40 East 52nd Street, New York, NY 10022	21,590,947	7.55%

The Vanguard Group(6)
100 Vanguard Boulevard, Malvern, PA 19355	15,725,125	5.50%

Board of Directors and NEOs(7)
Neil R. Austrian, Chair and CEO	2,676,673
Justin Bateman	0
Thomas J. Colligan	75,729
Marsha J. Evans	106,460
Eugene V. Fife	58,594
Brenda Gaines	213,246
W. Scott Hedrick	226,387
Kathleen Mason	165,561
Raymond Svider	0
Nigel Travis	35,000

Total of Board of Directors	3,557,650
(Our NEOs, other than the CEO)
Elisa D. Garcia, Executive Vice President and General Counsel	905,695

Name of Beneficial Owner	Beneficial Ownership(1)	Percent of Class (Less than 1% not shown)(2)
Kevin Peters, Former President, North America(8)	612,324
Michael D. Newman, Executive Vice President and CFO	1,694,774
Steven M. Schmidt, President, International	1,925,696
Directors and Executive Officers as a Group (17 Persons in Total)	9,746,398	3.41%

(1)	Includes shares of Office Depot common stock subject to options exercisable within 60 days of March 31, 2013, if applicable, even though a considerable number of the options are underwater. See “Options Exercisable within 60 days of March 31, 2013” table below for detail. Also included are unvested shares of restricted stock, as to which the holder has voting rights.
(2)	Except for BC Partners Holdings, Ltd. and related entities (including CIE Management II Limited and LMBO Europe SAS), applicable percentage of ownership for all stockholders listed in the table above is based on 286,084,034 shares of Office Depot common stock outstanding as of March 31, 2013. In computing the number of shares of Office Depot common stock beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2013, are not deemed outstanding for purposes of computing the percentage of ownership of any other person. Applicable percentage of ownership for BC Partners Holdings, Ltd. (including CIE Management II Limited and LMBO Europe SAS) is based on 367,438,570 shares of Office Depot common stock outstanding, which includes the as-converted number of shares of Office Depot common stock underlying the shares of Office Depot convertible preferred stock owned by these entities, which are now convertible into common stock.
(3)	The information regarding CIE Management II Limited, referred to as “CIE,” and LMBO Europe SAS, referred to as “LMBO,” was derived from a Schedule 13D/A filed on February 21, 2013, jointly by: (i) BC European Capital VIII-1 to 12 (inclusive), BC European Capital VIII-14 to 34 and BC European Capital VIII-37 (inclusive), each a United Kingdom limited partnership (collectively, the “CIE Investors”), (ii) BC European Capital VIII-35 SC, BC European Capital VIII-36 SC, BC European Capital VIII-38 SC and BC European Capital VIII-39 SC, each a Société Civile organized under the laws of France (the “LMBO Investors” and, together with the CIE Investors, the “Investors”), (iii) LMBO and (iv) CIE. CIE is the general partner of, and has investment control over the shares held by, each of the CIE Investors and LMBO is gérant as to, and has investment control over the shares held by, each of the LMBO Investors. BC Partners Holdings Limited, a limited corporation organized under the laws of Guernsey, Channel Islands (“BCHL”), is the controlling entity of each of (i) CIE and (ii) LMBO. CIE, LMBO and BCHL are each managed by separate boards of directors. A list of the directors of CIE, LMBO and BCHL is provided on Schedules I, II and III to the Schedule 13D/A filed on February 21, 2013 and none of those directors have beneficial ownership of the share held by the investors. Since CIE, LMBO and BCHL are managed by boards of directors, no individuals have ultimate voting or investment control (as determined by Rule 13d-3) over the shares that may be deemed beneficially owned by CIE and LMBO. Office Depot has no further information or knowledge about CIE, LMBO or BCHL. The investors, CIE and LMBO may be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) and, as such, may be deemed to be beneficial owners of (y) 274,596 shares of Office Depot’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, par value $0.01 per share and (z) 75,404 shares of Office Depot’s 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share. Each investor, however, disclaims beneficial ownership with respect to the shares owned by each of the other investors, CIE and LMBO. None of the investors own any shares of common stock over which it has sole voting, disposition or investment power. The figures in the table set forth the number of shares of Office Depot common stock, on an as-converted basis, owned of record and beneficially owned by the funds including the as-converted underlying shares of Office Depot convertible preferred stock owned by the funds, which are now convertible into common stock.

(4)	The information regarding Starboard Value LP and related entities was derived from a Schedule 13D/A filed on March 20, 2013, jointly by: Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”); Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”); Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard LLC; Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP; Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP; Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co; Jeffrey C. Smith, as a member of Principal GP and as a member of each of the management committee of Starboard Value GP and the management committee of Principal GP; Mark R. Mitchell, as a member of Principal GP and as a member of each of the management committee of Starboard Value GP and the management committee of Principal GP; Peter A. Feld, as a member of Principal GP and as a member of each of the management committee of Starboard Value GP and the management committee of Principal GP; T-S Capital Partners, LLC, a California limited liability company (“T-S Capital”), with respect to the shares directly owned by it; Robert Telles, as a managing member of T-S Capital; David N. Siegel, as a managing member of T-S Capital; Joseph S. Vassalluzzo; Robert L. Nardelli; James P. Fogarty and Cynthia T. Jamison (collectively, the “Reporting Persons”). The Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) and, as such, may be deemed to be beneficial owners of 42,278,000 shares. Each Reporting Person, however, disclaims beneficial ownership with respect to the shares owned by each of the other Reporting Persons except to the extent of his, her or its pecuniary interest therein.
(5)	The information regarding BlackRock, Inc. is reported as of December 31, 2012 and was derived from a Schedule 13G/A filed on February 8, 2013 that reported sole voting power over 21,590,947 shares, shared voting power over 0 shares, shared dispositive power over 0 shares and sole dispositive power over 21,590,947 shares.
(6)	The information regarding The Vanguard Group is reported as of December 31, 2012 and was derived from a Schedule 13G filed on February 13, 2013 that reported sole voting power over 433,476 shares, shared voting power over 0 shares, shared dispositive power over 414,676 shares and sole dispositive power over 15,310,449 shares.
(7)	The address for all Directors and named executive officers is c/o Office Depot, Inc., 6600 North Military Trail, Boca Raton, Florida 33496. In addition to the information reported in this table, the following directors hold the number of restricted stock units convertible into shares of Office Depot common stock set forth beside his or her name: Thomas Colligan 35,129, Marsha Evans 59,439, Scott Hedrick 117,473 and Nigel Travis 50,607. The shares of Office Depot common stock underlying these restricted stock units will not be distributed to the directors until some period of time after their separation from Office Depot as directors, pursuant to the terms of their respective restricted stock unit award agreements. Until such distribution, these directors neither have the right to vote, nor the right to dispose of, these restricted stock units.
(8)	The ownership information regarding stock ownership of Mr. Peters is as of January 4, 2013, his last date of employment with Office Depot.

Options Exercisable within 60 Days of March 31, 2013

The number of options that are or will be exercisable within 60 days of March 31, 2013, for each applicable person named in the table above and for Office Depot’s executive officers and directors as a group is as follows:

Neil R. Austrian	490,391	Justin Bateman	0
Thomas Colligan	0	Marsha J. Evans	19,368
Eugene V. Fife	0	Brenda J. Gaines	81,499
W. Scott Hedrick	36,591	Kathleen Mason	56,013
Raymond Svider	0	Nigel Travis	0
Steven M. Schmidt	1,205,381	Michael D. Newman	1,197,210
Kevin Peters	363,252	Elisa D. Garcia C.	489,477
All Executive Officers and Directors as a Group (17 Persons)	4,141,695

Underwater Options

Based on the closing price of the Office Depot common stock on March 31, 2013, the following number of options that are or will be exercisable within 60 days of March 31, 2013, for each applicable person named in the table above are out of the money (i.e. underwater):

Neil R. Austrian	451,655	Justin Bateman	0
Thomas Colligan	0	Marsha J. Evans	0
Eugene V. Fife	0	Brenda J. Gaines	81,499
W. Scott Hedrick	36,591	Kathleen Mason	20,335
Raymond Svider	0	Nigel Travis	0
Steven M. Schmidt	605,380	Michael D. Newman	897,210
Kevin Peters	363,252	Elisa D. Garcia C.	301,977

DESCRIPTION OF OFFICE DEPOT CAPITAL STOCK

The following description of the material terms of the Office Depot capital stock is a summary only and is not a complete description of such terms. Following completion of the transactions, the rights of the holders of Office Depot common stock will be governed by the General Corporation Law of the State of Delaware (referred to in this joint proxy statement/prospectus as the “DGCL”), the restated certificate of incorporation of Office Depot and the amendment to the restated certificate of incorporation and Office Depot’s bylaws, as amended and restated effective as of the effective time of the second merger in accordance with the merger agreement to reflect certain governance matters of the combined company (referred to in this joint proxy statement/prospectus as the “Office Depot amended and restated bylaws” and the “amended and restated bylaws”). Copies of Office Depot’s restated certificate of incorporation and the amendment to the restated certificate of incorporation (collectively referred to in this joint proxy statement/prospectus as the “Office Depot charter”) have been filed as Exhibits to Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and are incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information” beginning on page 213. A copy of the Office Depot amended and restated bylaws that Office Depot will adopt upon completion of the transactions has been included as Annex B in this joint proxy statement/prospectus and is incorporated herein by reference. Office Depot and OfficeMax urge you to read the Office Depot charter and the Office Depot amended and restated bylaws carefully and in their entirety.

General

Under the Office Depot charter, Office Depot is authorized to issue 800 million of shares of common stock, par value $0.01 per share, and 1 million shares of preferred stock, par value $0.01 per share. Of its authorized preferred stock, Office Depot has previously designated 280,000 shares as its 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock and 80,000 shares as its 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock (together referred to in this joint proxy statement/prospectus as the “Office Depot convertible preferred stock”) and 100,000 shares as its Series C Junior Participating Preferred Stock (referred to in this joint proxy statement/prospectus as the “Office Depot Series C preferred stock”).

As of [—], 2013, there were [—] shares of Office Depot common stock, 350,000 shares of Office Depot convertible preferred stock and no shares of Office Depot’s Series C preferred stock issued and outstanding. All of the Office Depot convertible preferred stock is held by BC Partners.

Common Stock

Voting Rights

Each holder of Office Depot common stock has one vote per share of Office Depot common stock held of record on the applicable record date on all matters voted upon by the stockholders of Office Depot. See “Comparison of Rights of Common Stockholders of Office Depot and OfficeMax” beginning on page 187 for additional information on voting rights of Office Depot common stock.

Dividend Rights

Subject to the rights of holders of any preferred stock that may be outstanding, holders of Office Depot common stock are entitled to receive dividends when, as and if declared by Office Depot’s board of directors out of funds legally available for this purpose.

Office Depot does not currently pay quarterly cash dividends on shares of its common stock. The payment of dividends in the future, if any, will be at the discretion of Office Depot’s board of directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that Office Depot’s board of directors may deem to be relevant.

Liquidation Rights

Subject to the rights of holders of any preferred stock that may be outstanding, in the event of a liquidation, dissolution or winding up of Office Depot, the holders of Office Depot common stock will be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of Office Depot legally available for distribution to stockholders.

Other Rights

Holders of Office Depot common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to Office Depot common stock.

Exchange Listing

Office Depot common stock is listed on the NYSE and traded under the symbol “ODP.”

Transfer Agent and Registrar

The transfer agent and registrar for Office Depot common stock is Computershare Shareowner Services LLC.

Rights Agreement and Office Depot Series C Preferred Stock

Effective October 24, 2012, Office Depot’s board of directors adopted a stockholder rights plan, as set forth in the Rights Agreement dated as of October 24, 2012 (referred to in this joint proxy statement/prospectus as the “rights agreement”), between Office Depot and Computershare Shareowner Services LLC, as rights agent.

Pursuant to the rights agreement, Office Depot’s board of directors declared a dividend distribution of one preferred stock purchase right (referred to in this joint proxy statement/prospectus as a “right”) for each outstanding share of Office Depot common stock to Office Depot stockholders of record as of the close of business on November 9, 2012 and for each share of common stock issued (including shares distributed from treasury) by Office Depot after that date and prior to the distribution date specified in the rights agreement.

Each right entitles the registered holder, subject to the terms of the rights agreement, to purchase from Office Depot one five-thousandth (1/5,000th) of a share of Office Depot Series C preferred stock, at a price of $11.50 per one five-thousandth (1/5,000th) of a share of Office Depot Series C preferred stock, subject to adjustment (referred to in this joint proxy statement/prospectus as the “purchase price”).

Rights Agreement

Initially, no separate rights certificates will be distributed and instead the rights will attach to all certificates representing shares of outstanding Office Depot common stock, or, with respect to Office Depot common stock in book entry form, to the outstanding shares of Office Depot common stock evidenced by the balances indicated in the book entry account system of the transfer agent for the Office Depot common stock. The rights will separate from the Office Depot common stock on the distribution date (referred to in this joint proxy statement/prospectus as the “distribution date”), which will occur on the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an acquiring person and (ii) ten business days (or such later date as may be determined by Office Depot’s board of directors prior to such time as any person becomes an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or group of affiliated and associated persons beneficially owning 15% or more of the shares of Office Depot common stock then outstanding.

For purposes of the rights agreement, an “acquiring person” means a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of

15% or more of the shares of Office Depot common stock then outstanding. The following, however, are not acquiring persons: Office Depot, its subsidiaries, any employee benefit plan of Office Depot or any of its subsidiaries, or any entity holding shares of Office Depot common stock pursuant to the terms of any such plan or any exempted person (as defined in the rights agreement). In addition, no person or affiliated persons will be deemed to be an acquiring person as a result of the following: (i) an acquisition of Office Depot common stock by Office Depot, which, by reducing the number of shares of Office Depot common stock outstanding, increases the percentage of the shares of Office Depot common stock that such person, or group of affiliated or associated persons, beneficially owns to 15% or more of the shares of Office Depot common stock then outstanding, (ii) any unilateral grant of any security by Office Depot to such person, (iii) through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by Office Depot to its directors, officers and employees or (iv) being the beneficial owner of 15% or more of the shares of Office Depot common stock then outstanding as of the date of the rights agreement or prior to the first public announcement of the adoption of the rights agreement.

A person, or group of affiliated or associated persons, who would be considered an acquiring person but for the exceptions in clauses (i) through (iv) of the immediately preceding paragraph, will, however, be considered an acquiring person if such person, or group of affiliated or associated persons, continues to hold 15% or more of the shares of Office Depot common stock outstanding and becomes the beneficial owner of additional shares of Office Depot common stock, subject to certain exceptions described in the rights agreement.

BC Partners and its affiliates (an exempted person under the rights agreement), who would be considered an acquiring person but for the exception in clause (iv) of the paragraph immediately preceding the prior paragraph, will nonetheless be considered an acquiring person if they become the beneficial owner of an additional 2% or more of the outstanding Office Depot common stock in excess of the amount beneficially owned as of the date of the rights agreement, subject to certain exceptions contained in the rights agreement, including the receipt of any securities paid to them by Office Depot in the form of a dividend on Office Depot’s outstanding convertible preferred stock.

In addition, if Office Depot’s board of directors determines that a person, or group of affiliated or associated persons, who would otherwise be an acquiring person, has become so inadvertently (either because such person, or group of persons, was unaware that it beneficially owned the requisite percentage of outstanding Office Depot common stock or because it had no actual knowledge of the consequences of such beneficial ownership under the rights agreement), and such person, or group of affiliated or associated persons, promptly divests a sufficient number of shares of Office Depot common stock so that it would no longer be an acquiring person, then such person or group of affiliated or associated persons shall not be deemed to be or to have become an acquiring person for any purposes of the rights agreement.

Until the distribution date, (i) the rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Office Depot common stock registered in the names of the holders thereof or, in the case of certificated shares, by Office Depot common stock certificates, and will be transferred with and only with such underlying shares of Office Depot common stock, (ii) confirmation and account statements sent to holders of Office Depot common stock in book entry form or, in the case of certificated shares, certificates, representing such shares of Office Depot common stock, issued after November 9, 2012 (including shares distributed from treasury) will contain a notation incorporating the rights agreement by reference, and (iii) the transfer of any shares of outstanding Office Depot common stock will also constitute the transfer of the rights associated with such shares of Office Depot common stock.

The rights are not exercisable until the distribution date and will expire at the close of business on October 23, 2013 unless earlier redeemed or exchanged by Office Depot as described below.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of Office Depot common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

In the event that a person or group of affiliated or associated persons becomes an acquiring person, then each holder of a right will thereafter have the right to receive, upon exercise, shares of Office Depot common stock (or, in certain circumstances, shares of Office Depot Series C preferred stock, other securities, cash, property, or a combination thereof) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of one five-thousandth (1/5,000th) of a share of Office Depot Series C preferred stock issuable upon exercise of a right prior to the events described in this paragraph.

Notwithstanding any of the foregoing, following the time any person or group becomes an acquiring person, all rights that are, or under certain circumstances specified in the rights agreement were, beneficially owned by any acquiring person or its affiliates or associates will be null and void.

In the event that, at any time after a person or group becomes an acquiring person, (i) Office Depot is acquired in a merger or other business combination with another company and Office Depot is not the surviving corporation, (ii) another company consolidates or merges with Office Depot and all or part of the Office Depot common stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of Office Depot and its subsidiaries is sold or transferred to another company, then each holder of a right (except rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, Office Depot common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the right.

The purchase price payable, and the number of one five-thousandth (1/5,000th) of a share of Office Depot Series C preferred stock (or other securities, as applicable) issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Office Depot Series C preferred stock, (ii) if holders of the Office Depot Series C preferred stock are granted certain rights or warrants to subscribe for Office Depot Series C preferred stock or convertible securities at less than the current market price of the Office Depot Series C preferred stock, or (iii) upon the distribution to the holders of the Office Depot Series C preferred stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in the Office Depot Series C preferred stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. Office Depot is not required to issue fractional shares of Office Depot Series C preferred stock (other than fractional shares that are integral multiples of one five-thousandth (1/5,000th) of a share). In lieu thereof, an adjustment in cash may be made based on the market price of the Office Depot Series C preferred stock prior to the date of exercise.

At any time prior to the earlier of the close of business on (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons has become an acquiring person, and (ii) the final expiration date, Office Depot’s board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment in certain events) (referred to in this joint proxy statement/prospectus as the “redemption price”). Immediately upon the action of Office Depot’s board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of such rights will be to receive the redemption price for each right held.

At any time after any person or group of affiliated or associated persons becomes an acquiring person and before any such acquiring person becomes the beneficial owner of 50% or more of the shares of Office Depot common stock then outstanding, Office Depot’s board of directors, at its option, may exchange each right (other than rights that previously have become void as described above) in whole or in part, at an exchange ratio of one share of Office Depot common stock (or under certain circumstances one five-thousandth (1/5,000th) of a share of Office Depot Series C preferred stock or equivalent preferred stock) per right (subject to adjustment in certain events).

If Office Depot’s board of directors elects to exchange rights for shares as described above, it may also direct Office Depot to enter into a trust agreement, and shares issuable upon the exchange would be issued to the trust created pursuant to the trust agreement. Under the terms of the trust agreement, holders of exercisable rights would become beneficiaries of the trust created pursuant thereto, and would be entitled to receive from the trust a distribution of the shares issued on exchange of their rights upon certifying that they owned the rights on the record date for the exchange and that they are not an acquiring person or any affiliate or associate of an acquiring person or holding shares on behalf of an acquiring person.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Office Depot, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to Office Depot, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for one five-thousandth (1/5,000th) of a share of Office Depot Series C preferred stock (or other consideration).

Any of the provisions of the rights agreement may be amended without the approval of the holders of rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that Office Depot’s board of directors may deem necessary or desirable. After any person or group of affiliated or associated persons becomes an acquiring person, the provisions of the rights agreement may not be amended in any manner that would adversely affect the interests of the holders of rights excluding the interests of any acquiring person.

Office Depot Series C Preferred Stock

The Office Depot Series C preferred stock that may be acquired upon exercise of the rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by Office Depot with respect to the payment of dividends and as to distribution of assets in liquidation.

Each share of Office Depot Series C preferred stock will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 5,000 times the aggregate per share amount of any cash dividend declared on the Office Depot common stock since the immediately preceding quarterly dividend, subject to certain adjustments.

In the event of liquidation, each holder of Office Depot Series C preferred stock will be entitled to receive a preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 5,000 times the amount paid in respect of a share of Office Depot common stock, subject to certain adjustments.

Generally, each share of Office Depot Series C preferred stock will vote together with the Office Depot common stock and any other class or series of capital stock entitled to vote in such a manner, and will be entitled to 5,000 votes per share, subject to certain adjustments. The holders of the Office Depot Series C preferred stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Office Depot Series C preferred stock are in arrears in an amount equal to six quarterly dividends thereon.

Because of the nature of the Office Depot Series C preferred stock’s dividend, liquidation and voting rights, the economic value of one five-thousandth (1/5,000th) of a share of Office Depot Series C preferred stock is expected to approximate the economic value of one share of Office Depot common stock.

Office Depot Convertible Preferred Stock

Concurrently with the execution of the merger agreement, Office Depot, OfficeMax and BC Partners entered into the voting agreement, pursuant to which, effective as of immediately following the receipt of (i) the requisite Office Depot stockholder approval in connection with the transactions and (ii) the consent of the lenders under Office Depot’s Amended and Restated Credit Agreement, dated May 25, 2011 (referred to in this joint proxy statement/prospectus as the “amended credit agreement”), 175,000 of the Office Depot convertible preferred stock held by BC Partners will be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. In addition, upon satisfaction or waiver of the closing conditions under the merger agreement and following receipt by Office Depot of the consent of the lenders under the amended credit agreement (which consent was obtained on March 4, 2013), all remaining shares of the Office Depot convertible preferred stock then held by BC Partners will, effective as of immediately prior to completion of the transactions, be redeemed for cash by Office Depot at the redemption price applicable to the Office Depot convertible preferred stock. The obligations of OfficeMax to consummate the transactions are conditioned upon the completion of the transactions contemplated by the voting agreement. As a result, following completion of the transactions there will be no Office Depot convertible preferred stock issued and outstanding. For more information, see the section entitled “The Transactions—Treatment of Office Depot Convertible Preferred Stock; Agreements with BC Partners” beginning on page 137.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF OFFICE DEPOT AND OFFICEMAX

Office Depot and OfficeMax are both Delaware corporations subject to the DGCL. OfficeMax’s stockholders’ rights are currently governed by the OfficeMax charter and the OfficeMax bylaws. If the transactions are completed, the rights of OfficeMax stockholders who become Office Depot stockholders will continue to be governed by the DGCL, but will also be governed by the Office Depot charter and the Office Depot amended and restated bylaws. The following description summarizes the material differences that may affect the rights of Office Depot stockholders and OfficeMax stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Office Depot charter and the Office Depot amended and restated bylaws and the OfficeMax charter and the OfficeMax bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information” at page 213.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
Authorized Capital Stock

OfficeMax Incorporated (referred to in this joint proxy statement/prospectus as “OfficeMax”) has authority to issue 200 million shares of common stock, par value $2.50 per share (referred to in this joint proxy statement/prospectus as “OfficeMax common stock”), and 10 million shares of preferred stock, no par value per share.

Office Depot, Inc. (referred to in this joint proxy statement/prospectus as “Office Depot”) has authority to issue 800 million shares of common stock, par value $0.01 per share, and 1 million shares of preferred stock, par value $0.01 per share.

As of [—], 2013, OfficeMax had [—] shares of OfficeMax common stock and [—] shares of preferred stock issued and outstanding.

As of [—], 2013, Office Depot had [—] shares of Office Depot common stock and 350,000 shares of preferred stock issued and outstanding.

Office Depot currently expects to issue up to 249,494,000 shares of Office Depot common stock to OfficeMax stockholders pursuant to the merger agreement, assuming a maximum of 92,749,000 shares of OfficeMax common stock that will be exchanged pursuant to the exchange ratio provided for in the merger agreement.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
Preferred Stock

Subject to the provisions of the OfficeMax charter, OfficeMax’s board of directors has authority to issue one or more series of preferred stock and to fix by resolutions providing for the issue of each such series the voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof to the full extent now or hereafter permitted by law.

OfficeMax’s board of directors has previously designated 6,745,347 shares as its Convertible Preferred Stock, Series D.

Office Depot’s board of directors is authorized, subject to the limitations prescribed by law and the provisions of the Office Depot charter, to provide for the issuance of shares of preferred stock, in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designations, voting powers, preferences, rights and qualifications, limitations or restrictions of the shares of the preferred stock of each such series.

Office Depot’s board of directors has previously designated 280,000 shares as its 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, 80,000 shares as its 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock and 100,000 shares as its Series C Junior Participating Preferred Stock.

Voting Rights	Each holder of OfficeMax common stock has one vote for each share of OfficeMax common stock held by such holder on each matter submitted to a vote of the stockholders of OfficeMax.	Each holder of Office Depot common stock will have one vote for each share of Office Depot common stock held by such holder on all matters voted upon by the stockholders of Office Depot.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

Dividend Rights

The OfficeMax charter provides that, subject to provisions of law and the preferences of any preferred stock, the holders of OfficeMax common stock are entitled to receive dividends at such time and in such amounts as may be determined by OfficeMax’s board of directors.

Under the OfficeMax bylaws, dividends upon OfficeMax’s capital stock may be, subject to the OfficeMax charter, declared by OfficeMax’s board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the OfficeMax charter.

Before payment of any dividend, there may be set aside out of any funds of OfficeMax available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of OfficeMax, or for such other purpose as the directors think conducive to the interests of OfficeMax, and the directors may modify or abolish any such reserve in the manner in which it was created.

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Office Depot amended and restated bylaws will provide that Office Depot’s board of directors has full power and discretion pursuant to law, at any regular or special meeting, subject to the provisions of the Office Depot charter or the terms of any other corporate document or instrument, to determine what, if any, dividends or distributions will be declared and paid or made upon or with respect to outstanding shares of Office Depot’s capital stock.

Dividends may be paid in cash, bonds, property, or in shares of Office Depot’s capital stock, subject to the provisions of the Office Depot charter.

Before payment of any dividend, the directors, in their sole discretion, may set aside out of any funds of Office Depot available for dividends a sum as a reserve to meet contingencies, to equalize dividends, to repair or maintain any property of Office Depot, or for any other purpose. The directors may modify or abolish any such reserve in the manner in which it was created.

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
Other Rights	Holders of OfficeMax common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to OfficeMax common stock.	Holders of Office Depot common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to Office Depot common stock.

Number of Directors	The OfficeMax charter and bylaws provide that the number of directors constituting OfficeMax’s board of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the entire board of directors of OfficeMax, except that the minimum number of directors will be fixed at no less than three and the maximum number of directors will be fixed at no more than fifteen. At present, OfficeMax has eight directors.

General

Under the Office Depot amended and restated bylaws, except as described below, the number of directors constituting Office Depot’s board of directors will be established from time to time by a vote of a majority of the entire board of directors of Office Depot. At present, Office Depot has ten directors.

Number of Directors during Specified Post-Merger Period

The Office Depot amended and restated bylaws will also provide that, from and after the closing until the fourth anniversary of the closing (referred to in this joint proxy statement/prospectus as the “specified post-merger period”), Office Depot’s board of directors will be comprised of twelve directors or, in the event the successor chief executive officer of the combined company (referred to in this joint proxy statement/prospectus as the “successor CEO”) has been appointed and the successor CEO is neither the chief executive officer of either Office Depot or OfficeMax nor a former or current executive officer of Office Depot or OfficeMax, eleven directors. See also “The Transactions—Board of Directors and Management of the Combined Company Following Completion of the Transactions” beginning on page 129.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
Election of Directors

The OfficeMax charter and the OfficeMax bylaws provide that OfficeMax’s board of directors will be elected by the stockholders of OfficeMax at each annual meeting.

At any meeting of stockholders called for the election of directors at which a quorum is present, a nominee for director is elected to OfficeMax’s board of directors by a vote of the majority of the votes cast (meaning the votes cast “for” the nominee’s election must exceed the votes “withheld” from or cast “against” the nominee’s election).

Directors are, however, elected by a plurality of the votes cast in person or by proxy at any meeting of the stockholders at which a quorum is present and for which (i) the corporate secretary of the corporation receives a notice in compliance with the requirements for stockholder nominees for director set forth in the OfficeMax bylaws that a stockholder proposes to nominate a person for election to OfficeMax’s board of directors and (ii) the proposed nomination has not been withdrawn by the stockholder on or prior to the tenth day preceding the date OfficeMax first mails or otherwise transmits its notice of meeting for the meeting to its stockholders. If directors are elected by a plurality of the votes cast, stockholders are not permitted to vote “against” any nominee. Abstentions from voting and broker non-votes, if any, are not treated as votes cast with respect to a director’s election.

General

The Office Depot amended and restated bylaws will provide that Office Depot’s board of directors will be elected at the annual meeting of the stockholders of Office Depot.

Under the Office Depot amended and restated bylaws, each director to be elected by the stockholders of Office Depot will be elected by a majority of the votes cast at any meeting held for the purpose of the election of directors at which a quorum is present.

A majority of votes cast means that the number of shares voted “for” a director’s election exceeds 50% of the total number of votes cast with respect to that director’s election. Votes “cast” include votes to withhold authority, votes “against” and “no” votes but exclude abstentions with respect to a director’s election or with respect to the election of directors in general.

In the event of a contested election, however, directors will be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. A “contested election” means any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, subject to the secretary’s determination as to the timeliness of any notice of nomination. If, prior to the time Office Depot mails its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn (or declared invalid or untimely by

OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

any court or other tribunal of competent jurisdiction) such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election will not be considered a contested election, but in all other cases, once an election is determined to be contested election, directors will be elected by the vote of a plurality of the votes cast.

Director Designation during Specified Post-Merger Period

The Office Depot amended and restated bylaws will also provide that, subject to the failure of any of the designees to be elected to Office Depot’s board of directors, during the specified post-merger period, Office Depot’s board of directors will be composed of:

•   five independent directors (referred to in this joint proxy statement/prospectus as the “continuing Office Depot directors”) designated by a committee of Office Depot’s board of directors comprised solely of directors designated by Office Depot (referred to in this joint proxy statement/prospectus as the “continuing Office Depot directors committee”);

•   five independent directors (referred to in this joint proxy statement/prospectus as the “continuing OfficeMax directors”) designated by a committee of OfficeMax’s board of directors comprised solely of directors designated by OfficeMax (referred to in this joint proxy statement/prospectus as the “continuing

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

OfficeMax directors committee”);

•    if the successor CEO has not been appointed, each of the chief executive officers of Office Depot and OfficeMax immediately prior to the closing; and

•    if the successor CEO has been appointed, (i) the successor CEO and (ii) if the successor CEO is the former chief executive officer or another former or current executive officer of Office Depot or OfficeMax, one additional independent director designated by the other party.

See also “The Transactions—Board of Directors and Management of the Combined Company Following Completion of the Transactions” beginning on page 129.

Term of Office	Each director holds office for a one year term and until such director’s successor has been duly elected and qualified or until his or her earlier resignation or removal. No person may serve as a director on OfficeMax’s board of directors after the annual stockholders meeting next following his or her 70th birthday.	Each director will hold office until the next annual meeting of the stockholders of Office Depot or until a successor is duly elected and qualified or until his or her earlier resignation or removal.

Removal of Directors	The OfficeMax charter provides that any director may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of capital stock of OfficeMax entitled to vote in the election of directors, voting together as a single class.	The Office Depot amended and restated bylaws will provide that any director or the entire board of directors of Office Depot may be removed at any time, with or without cause, by the holders of a majority of the shares of capital stock of Office Depot then entitled to vote at an election of directors, except as otherwise provided by law.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

Filling Vacancies on the Board

The OfficeMax charter and the OfficeMax bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority of the remaining directors then in office, even though less than a quorum, or by the sole remaining director.

Any additional director elected to fill a vacancy will hold office until the next annual meeting of stockholders and until such director’s successor will have been elected and qualified.

General

The Office Depot amended and restated bylaws will provide that, except as described below, vacancies and newly created directorships resulting from any increase in the number of authorized directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.

Each director so chosen will hold office until the next annual meeting of stockholders or until a successor is duly elected and qualified or until his or her earlier resignation or removal.

Filling of Vacancies during Specified Post-Merger Period

The Office Depot amended and restated bylaws will also provide that, during the specified post-merger period, all vacancies on Office Depot’s board of directors created by death, resignation, removal, disqualification or other cessation of service of a director designated by either OfficeMax or Office Depot will be filled by a nominee selected by the continuing OfficeMax directors committee or the continuing Office Depot directors committee, as applicable. During the specified post-merger period, the continuing OfficeMax directors committee and the continuing Office Depot directors committee will have the exclusive authority to fill each seat previously held by a continuing OfficeMax director and a continuing Office Depot director, respectively. See also “The Transactions—Board of Directors and Management of the Combined Company Following Completion of the Transactions” beginning on page 129.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

Director Nominations and Stockholder Proposals

Annual Meeting

The OfficeMax charter and the OfficeMax bylaws provide that nominations for election to OfficeMax’s board of directors at a meeting of stockholders may be made by OfficeMax’s board of directors, on behalf of OfficeMax’s board of directors, by any nominating committee appointed by OfficeMax’s board of directors, or by any stockholder of OfficeMax entitled to vote for the election of directors at the meeting.

Nominations, other than those made by or on behalf of OfficeMax’s board of directors, must be made by notice in writing delivered to or mailed, postage prepaid, and received by the corporate secretary not less than thirty days nor more than sixty days prior to any meeting of stockholders called for the election of directors, except that if less than thirty-five days’ notice or prior public disclosure of the date of the meeting is given to stockholders, the nomination must be received by the corporate secretary not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

For other business to be properly brought before the annual meeting by a stockholder of OfficeMax, the stockholder must have given timely notice of the business to the corporate secretary. To be timely filed, a stockholder’s notice must be in writing and received by the corporate secretary at least 45 days before the date OfficeMax

Annual Meeting

The Office Depot amended and restated bylaws will provide that nominations of persons for election to Office Depot’s board of directors and the proposal of other business to be considered by the stockholders of Office Depot may be made at an annual meeting of stockholders (i) except as described below during the specified post-merger period, by or at the direction of Office Depot’s board of directors or (ii) by any stockholder of Office Depot, who (x) was a stockholder of record at the time of the giving of notice and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures set forth in the Office Depot amended and restated bylaws as to such business or nomination.

For any nominations or any other business to be properly brought before an annual meeting by a stockholder of Office Depot, such stockholder must have given timely notice in writing to the secretary, and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice must be delivered to the secretary at the principal executive offices of Office Depot not earlier than the close of business on the 120th day and not later than the close of business on the ninetieth day prior to the first anniversary of the preceding year’s annual meeting except that, with regard to Office Depot’s annual meeting of stockholders to be held during calendar year 2013, to be timely, a stockholder’s notice of nominations must be delivered to

OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

first mailed its proxy materials for the prior year’s annual meeting of stockholders.

Special Meeting

Business transacted at any special meeting of the stockholders of OfficeMax will be limited to the purposes stated in the notice of the special meeting. See also “—Special Meetings of Stockholders” on page 198.

the secretary at the principal executive offices of Office Depot not later than 5:00 p.m. (Eastern time) on the tenth day following the day on which public announcement of the date of the meeting is first made by Office Depot. In the event that the date of the annual meeting is more than thirty days before or more than sixty days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by Office Depot.

Special Meeting

Only such business will be conducted at a special meeting of stockholders of Office Depot as will have been brought before the meeting pursuant to Office Depot’s notice of meeting. See also “—Special Meetings of Stockholders” on page 198.

Nominations of persons for election to Office Depot’s board of directors may be made at a special meeting of stockholders at which directors are to be elected (i) except as described below during the specified post-merger period, by or at the direction of Office Depot’s board of directors, (ii) pursuant to the provisions described under “—Special Meetings of Stockholders” on

OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

page 198, or (iii) by any stockholder of Office Depot, who (x) was a stockholder of record at the time of giving of notice and at the time of the special meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures set forth in the Office Depot amended and restated bylaws as to such nomination.

If a special meeting of stockholders is called for the purpose of electing one or more directors to Office Depot’s board of directors, any such stockholders may nominate a person or persons (as the case may be) for election to such position(s) as specified in Office Depot’s notice of meeting, if such stockholder has given timely notice in writing and otherwise as set forth in the Office Depot amended and restated bylaws to the secretary with respect to any nomination. To be timely, a stockholder’s notice must be delivered to the secretary at the principal executive offices of Office Depot not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the ninetieth day prior to the date of such special meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such special meeting, the tenth day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by Office Depot’s board of directors to be elected at such meeting.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

Director Nomination by Office Depot’s Board of Directors during Specified Post-Merger Period

The Office Depot amended and restated bylaws will also provide that, during the specified post-merger period, the continuing OfficeMax directors committee and the continuing Office Depot directors committee will have the exclusive authority to nominate, on behalf of Office Depot’s board of directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a continuing OfficeMax director and a continuing Office Depot director, respectively. See also “The Transactions—Board of Directors and Management of the Combined Company Following Completion of the Transactions” beginning on page 129.

Special Meetings of Stockholders

The OfficeMax bylaws provide that special meetings of the stockholders of OfficeMax may, for any purpose or purposes, be called by the chairman of OfficeMax’s board of directors and must be called by the chairman of OfficeMax’s board of directors or the corporate secretary at the request in writing of a majority of OfficeMax’s board of directors or a majority of the executive committee of OfficeMax’s board of directors. Such request must state the purpose or purposes of the proposed meeting.

Business transacted at any special meeting of the stockholders of OfficeMax will be limited to the purposes

The Office Depot amended and restated bylaws will provide that a special meeting of stockholders of Office Depot may be called for any purpose at any time by the chief executive officer (or, if applicable, the co-chief executive officers) or, if directed by resolution of Office Depot’s board of directors, the secretary.

Only such business will be conducted at a special meeting of stockholders of Office Depot as will have been brought before the meeting pursuant to Office Depot’s notice of meeting.

A special meeting of stockholders of Office Depot must be called by the secretary at the written request of holders of record of at least 25% of the outstanding Office Depot common stock entitled to

OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
stated in the notice of the special meeting.

vote on the matter or matters to be brought before the proposed special meeting. The requesting stockholders must continue to hold at least the number of shares of Office Depot common stock set forth in the special meeting request with respect to each such requesting stockholder through the date of the special meeting and submit a written certification confirming the continuation of such holdings on the business day immediately preceding the special meeting.

A special meeting requested by stockholders will, however, not be held if:

•   the special meeting request does not comply with the applicable provisions of the Office Depot amended and restated bylaws;

•   the special meeting request relates to an item of business that is not a proper subject for stockholder action under applicable law;

•   the special meeting request is received by Office Depot during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting;

•   an annual or special meeting of stockholders that included a substantially similar item of business (as determined in good faith by Office Depot’s board of directors) was held not more than 120 days before the special meeting request was received by the secretary;

OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

•   Office Depot’s board of directors has called or calls for an annual or special meeting of stockholders to be held within 90 days after the special meeting request is received by the secretary and Office Depot’s board determines in good faith that the business to be conducted at such meeting includes a substantially similar item of business;

•   the special meeting request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law; or

•   two or more special meetings of stockholders called pursuant to the request of stockholders have been held within the 12-month period before the special meeting request was received by the secretary.

Under the Office Depot amended and restated bylaws, the nomination, election or removal of directors will be deemed to be a substantially similar item of business with respect to all items of business involving the nomination, election or removal of directors, changing the size of Office Depot’s board of directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors.

Business conducted at a special meeting requested by stockholders of Office Depot pursuant to the provisions described above will be limited to matters described in the special meeting request, except that nothing will prohibit Office

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
Depot’s board of directors from submitting matters to the stockholders at any special meeting requested by stockholders of Office Depot.

Quorum	Under the OfficeMax bylaws, the holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, constitute a quorum at all meetings of stockholders of OfficeMax for the transaction of business.	Under the Office Depot amended and restated bylaws, the holders of a majority of the issued and outstanding shares of Office Depot common stock entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of stockholders.

Written Consent by Stockholders	Under the OfficeMax charter and the OfficeMax bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders of OfficeMax must be taken at such a meeting duly called, upon proper notice to all stockholders entitled to vote. No action required to be taken or which may be taken at any annual or special meeting of stockholders of OfficeMax may be taken without a meeting, without prior notice and without a vote.

Under the Office Depot amended and restated bylaws, any action required to be taken, or which may be taken, at any annual or special meeting of stockholders of Office Depot may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to Office Depot in accordance with the relevant provision of the Office Depot amended and restated bylaws.

No written consent will be effective to take the corporate action referred to in the written consent unless, within sixty days of the earliest dated consent delivered to Office Depot as required by the relevant provisions of the Office Depot amended and restated bylaws, written consents signed by the holders of a

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
sufficient number of shares to take such corporate action are so recorded.

Business Combinations

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•   the board of directors of the corporation has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•   upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

•   after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the vote of

A corporation may elect not to be governed by Section 203 of the DGCL. In the Office Depot charter and the Office Depot amended and restated bylaws, Office Depot expressly elects not to be governed by Section 203 of the DGCL.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.

at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

In addition to the requirements of the DGCL, the OfficeMax charter provides that, subject to various exceptions, a “business combination” (as defined in the OfficeMax charter) between OfficeMax or any of its subsidiaries and an interested stockholder who beneficially owns more than 10% of OfficeMax’s voting stock must be approved by a majority of the voting power of all outstanding shares of voting stock held by stockholders, other than an interested stockholder, voting together as single voting class.

Limitations of Personal Liability of Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL does not permit exculpation for liability:

•   for breach of duty of loyalty;

•   for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•   under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•   for transactions from which the director derived improper personal benefit.

Under the Office Depot charter, to the fullest extent permitted by the DGCL as the same exists or may be amended, a director of Office Depot will not be liable to Office Depot or its stockholders for monetary damages for a breach of fiduciary duty as a director.
The OfficeMax charter eliminates the personal liability of directors for monetary damages for any breach of

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
fiduciary duty as a director to the fullest extent authorized by the DGCL.

Indemnification

The OfficeMax charter and the OfficeMax bylaws provide that each person who is or was a director, officer or employee of OfficeMax, and each person who serves or may have served at the request of OfficeMax as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, will be entitled to indemnity to the fullest extent permitted or authorized by the DGCL.

In addition, expenses incurred by a director or officer in defending a civil or criminal action, suit, or proceeding arising out of his or her status as a director or officer must be paid by OfficeMax, as these expenses become due, in advance of the final disposition of such action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay amounts advanced only if it is ultimately determined that he or she is not entitled to be indemnified by OfficeMax.

The Office Depot amended and restated bylaws will provide that each person who was or is made a party or is threatened to be made a party or is otherwise involved in any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of Office Depot (or is or was serving at the request of Office Depot as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise of any type or kind, including service with respect to employee benefit plans) will be indemnified and held harmless by Office Depot to the fullest extent authorized by the DGCL.

Persons who are not covered by the indemnity described above and who are or were employees or agent of Office Depot may be indemnified and may have their expenses paid to the extent and subject to such terms and conditions as may be authorized at any time or from time to time by Office Depot’s board of directors or the chief executive officer (or, if applicable, the co-chief executive officers).

The right to indemnification includes the right to be paid by Office Depot the expenses incurred in defending any proceeding in advance of its final disposition, such advances to be paid by Office Depot within 20 days after the receipt by Office

Depot of a statement or statements from the claimant requesting such advance or advances from time to time. If the DGCL requires, however, the payment of such

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, must be made only upon delivery to Office Depot of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under the Office Depot amended and restated bylaws or otherwise.

Amendments to the Certificate of Incorporation

Under Section 242 of the DGCL, a proposed amendment to the certificate of incorporation of a corporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class.

Any amendment to, or adoption of provisions that are inconsistent with, the provisions in the OfficeMax charter relating to business combinations requires the approval of the affirmative vote of a majority of the voting power of all of the shares of OfficeMax’s voting stock held by stockholders other than the interested stockholder if the amendment or provision has

The Office Depot charter provides that Office Depot reserves the right to amend, alter, change or repeal any provision contained in the Office Depot charter in the manner prescribed in the Office Depot charter and by the laws of the State of Delaware, and all rights conferred upon stockholders in the Office Depot charter are granted subject to this reservation.
been proposed, directly or indirectly, on behalf of the interested stockholder. See also “—Business Combinations” on page 202.

	OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
Under the OfficeMax charter, OfficeMax reserves the right to amend, alter, change or repeal any provision contained in the OfficeMax charter in the manner prescribed in the OfficeMax charter and by the laws of the State of Delaware, and all rights conferred upon stockholders in the OfficeMax charter are granted subject to this reservation.

Amendments to the Bylaws	The OfficeMax bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders of OfficeMax or by OfficeMax’s board of directors at any regular or special meeting of the stockholders of OfficeMax or of OfficeMax’s board of directors.

The Office Depot amended and restated bylaws will provide that, except as described below, the Office Depot amended and restated bylaws may be amended, altered or repealed and new bylaws adopted at any meeting of Office Depot’s board of directors by a majority vote, except that the Office Depot amended and restated bylaws and any other bylaws amended or adopted by Office Depot’s board of directors may be amended, reinstated and new bylaws may be adopted, by stockholders of Office Depot entitled to vote at the time for the election of directors.

The Office Depot amended and restated bylaws will provide that, during the specified post-merger period, the provisions relating to certain governance matters of the combined company during the specified post-merger period may be modified, amended or repealed, and any provisions of the Office Depot amended and restated bylaws or other resolution inconsistent with those provisions may be adopted, or any such modification, amendment, repeal or inconsistent provision or other resolutions recommended for adoption by the stockholders of Office Depot, only by an affirmative vote of at least (i) 75% of the entire board of directors of

OFFICEMAX INCORPORATED	OFFICE DEPOT, INC.
Office Depot and (ii) a majority of each of the continuing OfficeMax directors committee and the continuing Office Depot directors committee.

LEGAL MATTERS

The legality of the shares of Office Depot common stock issuable in the second merger will be passed upon for Office Depot by Simpson Thacher & Bartlett LLP. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Office Depot by Simpson Thacher & Bartlett LLP and for OfficeMax by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

Office Depot

The consolidated financial statements of Office Depot, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011 and for each of the years in the three-year period ended December 29, 2012, and the related financial statement schedule, incorporated herein by reference from Office Depot, Inc.’s Annual Report on Form 10-K for the year ended December 29, 2012, and the effectiveness of Office Depot, Inc.’s internal controls over financial reporting have been audited by Deloitte & Touche LLP, an independent registered accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Office Depot de México, S. A. de C. V

The consolidated financial statements of Office Depot de México, S. A. de C. V and subsidiaries as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, incorporated herein by reference from Office Depot, Inc’s Annual Report on Form 10-K for the year ended December 29, 2012 have been audited by Galaz, Yamazaki, Ruiz Urquiza, S. C. (Member of Deloitte Touche Tohmatsu Limited), an independent registered accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America), which is incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OfficeMax

The consolidated financial statements of OfficeMax as of December 29, 2012 and December 31, 2011, and for each of the years in the three-year period ended December 29, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 29, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference into this joint proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

Office Depot

Office Depot will hold a regular annual meeting in 2013 regardless of whether the merger is completed.

For inclusion in Office Depot’s proxy statement and form of proxy relating to Office Depot’s 2013 annual meeting of stockholders, stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act had to be received by the Corporate Secretary at Office Depot’s corporate offices at 6600 North Military Trail, Boca Raton, Florida 33496, Attention: Office of the General Counsel, no later than November 11, 2012 (or, if Office Depot holds its 2013 annual meeting of stockholders on a date that is not within 30 days of April 26, 2013, must be received no later than a reasonable period of time before Office Depot begins to print and send its proxy materials for its 2013 annual meeting of stockholders).

Office Depot’s current bylaws require stockholders desiring to bring business (other than nominations of persons for election of Office Depot’s board of directors) before Office Depot’s 2013 annual meeting of stockholders in a form other than a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act to have notice in writing delivered to the Corporate Secretary at Office Depot’s principal executive offices at 6600 North Military Trail, Boca Raton, Florida 33496, Attention: Office of the General Counsel, no earlier than the close of business on November 11, 2012 and no later than the close of business on January 22, 2013. If Office Depot’s 2013 annual meeting of stockholders is, however, more than 30 days before or more than 60 days after April 26, 2013, such notice must be delivered no earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting and, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by Office Depot. If a stockholder desires to make nominations of persons for election to Office Depot’s board of directors before Office Depot’s 2013 annual meeting of stockholders (other than pursuant to Rule 14a-8 under the Exchange Act), notice in writing must be delivered to the Corporate Secretary at the address specified above not later than 5:00 p.m. (Eastern time) on the tenth day following the day on which public announcement of the date of such meeting is first made by Office Depot. The notice in writing to be delivered to Office Depot’s Corporate Secretary must comply with the provisions of Office Depot’s bylaws.

OfficeMax

OfficeMax intends to hold a regular annual meeting on Monday, April 29, 2013. If the merger agreement is adopted and the first merger and the second merger are approved by the requisite vote of the OfficeMax stockholders and the merger is completed, OfficeMax will become a wholly-owned subsidiary of Office Depot and, consequently, will not hold an annual meeting of its stockholders in 2014. OfficeMax stockholders will be entitled to participate, as stockholders of the combined company, in the 2014 annual meeting of stockholders of the combined company.

If the merger agreement is not adopted and the first merger and the second merger are not approved by the requisite vote of the OfficeMax stockholders or if the transactions are not completed for any reason, OfficeMax will hold an annual meeting of its stockholders in 2014.

For inclusion in OfficeMax’s proxy statement and form of proxy relating to OfficeMax’s 2014 annual meeting of stockholders, stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary at OfficeMax’s corporate offices at 263 Shuman Boulevard, Naperville, Illinois 60563, Attention: Corporate Secretary, no later than November 19, 2013 (or, if OfficeMax holds its 2014 annual meeting of stockholders on a date that is not within 30 days of April 29, 2014 must be received no later than a reasonable period of time before OfficeMax begins to print and send its proxy materials for its 2014 annual meeting of stockholders).

The OfficeMax bylaws require stockholders desiring to bring business (other than nominations of persons for election of OfficeMax’s board of directors) before OfficeMax’s 2014 annual meeting of stockholders in a form other than a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act to have notice in writing delivered to the Corporate Secretary at OfficeMax’s principal executive offices at 263 Shuman Boulevard, Naperville, Illinois 60563, Attention: Corporate Secretary, not later than February 2, 2014. If a stockholder desires to make nominations of persons for election to OfficeMax’s board of directors before OfficeMax’s 2014 annual meeting of stockholders (other than pursuant to Rule 14a-8 under the Exchange Act), notice in writing must be delivered to the Corporate Secretary at the address specified above not less than 30 days nor more than 60 days before the date of such meeting, except that if less than 35 days’ notice or prior public disclosure of the date of such meeting is given to stockholders, such notice must be received by the Corporate Secretary not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. The notice in writing to be delivered to OfficeMax’s Corporate Secretary must comply with the provisions of the OfficeMax bylaws.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to in this joint proxy statement/prospectus as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at its address identified in this paragraph below. Each of Office Depot and OfficeMax will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Office Depot, Inc., 6600 North Military Trail, Boca Raton, Florida 33496, Attention: Investor Relations, Phone: (561) 438-7878 or to OfficeMax Incorporated, 263 Shuman Boulevard, Naperville, Illinois 60563, Attention: Investor Relations, Phone: (630) 864-6800.

WHERE YOU CAN FIND MORE INFORMATION

Office Depot and OfficeMax each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Office Depot and OfficeMax, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Office Depot’s or OfficeMax’s website for more information about Office Depot or OfficeMax, respectively. Office Depot’s website is www.officedepot.com. OfficeMax’s website is www.officemax.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Office Depot has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Office Depot common stock to be issued to OfficeMax stockholders in the second merger. The registration statement, including the attached exhibits, contains additional relevant information about Office Depot and Office Depot common stock. The rules and regulations of the SEC allow Office Depot and OfficeMax to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Office Depot and OfficeMax to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Office Depot or OfficeMax documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Office Depot and OfficeMax have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

Office Depot SEC Filings (File No. 1-10948)	Period or File Date
Annual Report on Form 10-K	Year ended December 29, 2012, filed February 20, 2013

Current Reports on Form 8-K	Filed on February 22, 2013, February 26, 2013 and March 6, 2013

Proxy Statement on Schedule 14A	Filed on March 15, 2012

The description of Office Depot common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

OfficeMax SEC Filings (File No. 1-5057)	Period or File Date
Annual Report on Form 10-K	Year ended December 29, 2012, filed February 25, 2013

Current Reports on Form 8-K	Filed on March 4, 2013

Proxy Statement on Schedule 14A	Filed on March 19, 2013

In addition, Office Depot and OfficeMax incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Office Depot special meeting and the OfficeMax special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Office Depot or OfficeMax, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

Office Depot, Inc. 6600 North Military Trail Boca Raton, Florida 33496 (561) 438-7878 Attention: Investor Relations	OfficeMax Incorporated 263 Shuman Boulevard Naperville, Illinois 60563 (630) 864-6800 Attention: Investor Relations

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [—], 2013. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Office Depot’s mailing of this joint proxy statement/prospectus to Office Depot stockholders or OfficeMax stockholders nor the issuance by Office Depot of common stock in the second merger will create any implication to the contrary.

This document contains a description of the representations and warranties that each of OfficeMax and Office Depot made to the other in the merger agreement. Representations and warranties made by OfficeMax, Office Depot and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this document or are incorporated by reference into this document. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Office Depot, OfficeMax or their businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

OFFICE DEPOT, INC.,

DOGWOOD MERGER SUB INC.,

DOGWOOD MERGER SUB LLC,

MAPLEBY HOLDINGS MERGER CORPORATION,

MAPLEBY MERGER CORPORATION

AND

OFFICEMAX INCORPORATED

February 20, 2013

A-i

TABLE OF CONTENTS

(continued)

A-ii

TABLE OF CONTENTS

(continued)

Exhibits

Exhibit A     Voting Agreement

Exhibit B     Termination Agreement

Exhibit C     Office Depot Bylaws

A-iii

INDEX OF DEFINED TERMS

Page
2001 DCP	A-35
Action	A-21
Agreement	A-1
Antitrust Laws	A-41
Applicable Law	A-17
Board Recommendation Notice	A-53
Book-Entry Share	A-11
Business Combination	A-62
business day	A-64
Bylaw Amendment	A-5
Certificate	A-11
Certificate of Conversion	A-3
Certificate of Designation	A-51
Clean Team Agreement	A-40
Closing	A-3
Closing Date	A-2
Code	A-2
Commission	A-13
Common Stock Trust	A-10
Confidentiality Agreement	A-40
Continuing Office Depot Business	A-8
Continuing Office Depot CEO	A-7
Continuing OfficeMax Business	A-8
Continuing OfficeMax CEO	A-7
Contract	A-23
Controlled Group Liability	A-64
Conversion Effective Time	A-3
Costs	A-60
Delaware Filings	A-3
DGCL	A-2
DLLCA	A-2
End Date	A-59
Environmental Laws	A-25
Environmental Permit	A-25
ERISA	A-64
ERISA Affiliate	A-64
Event	A-64
Excess Shares	A-10
Exchange Act	A-16
Exchange Agent	A-11
Exchange Fund	A-11
Exchange Ratio	A-10
Excluded Employees	A-50
Excluded Office Depot Event	A-57
Excluded OfficeMax Event	A-58
Excluded Shares	A-10
executive officers	A-45
First Certificate of Merger	A-3
First Effective Time	A-3

A-iv

INDEX OF DEFINED TERMS

(continued)

Page
First Merger	A-2
GAAP	A-64
Governmental Authority	A-17
Hazardous Materials	A-25
HSR Act	A-17
Independent Directors	A-5
Information Sharing Agreements	A-40
Investor Rights Agreement	A-2
Joint Defense Agreement	A-40
Joint Proxy Statement	A-21
knowledge	A-64
LLC Conversion	A-2
Management Rights Letter	A-2
Material Adverse Effect	A-57
Material Office Depot Contract	A-24
Material OfficeMax Contract	A-37
Measurement Date	A-16
Merger Sub One	A-1
Merger Sub Three	A-1
Merger Sub Two	A-1
Multiemployer Plan	A-34
New Plans	A-50
NYSE	A-10
Office Depot	A-1
Office Depot Acquisition Agreement	A-52
Office Depot Acquisition Proposal	A-54
Office Depot Board	A-1
Office Depot Board Recommendation	A-25
Office Depot Bylaws	A-14
Office Depot Change of Recommendation	A-52
Office Depot Charter	A-14
Office Depot Common Stock	A-16
Office Depot Covenant Individuals	A-45
Office Depot Director Designees	A-5
Office Depot Disclosure Schedule	A-14
Office Depot Exchange Option	A-13
Office Depot Exchange Stock-Based Award	A-13
Office Depot FCPA	A-19
Office Depot Financial Advisors	A-25
Office Depot Foreign Plan	A-22
Office Depot Option	A-16
Office Depot Permits	A-24
Office Depot Plans	A-22
Office Depot Preferred Investors	A-2
Office Depot Preferred Stock	A-16
Office Depot Preferred Stock Agreements	A-26
Office Depot Rights Agreement	A-26
Office Depot SEC Documents	A-18

A-v

INDEX OF DEFINED TERMS

(continued)

Page
Office Depot Stock-Based Award	A-16
Office Depot Stockholder Approval	A-15
Office Depot Stockholders	A-1
Office Depot Stockholders Meeting	A-39
Office Depot Superior Proposal	A-54
Office Depot’s Counsel	A-42
OfficeMax	A-1
OfficeMax Acquisition Agreement	A-54
OfficeMax Acquisition Proposal	A-56
OfficeMax Board	A-1
OfficeMax Board Recommendation	A-38
OfficeMax Bylaws	A-27
OfficeMax Change of Recommendation	A-54
OfficeMax Charter	A-27
OfficeMax Common Stock	A-28
OfficeMax Converted LLC	A-2
OfficeMax Covenant Individuals	A-48
OfficeMax DCB Trust	A-35
OfficeMax Director Designees	A-5
OfficeMax Disclosure Schedule	A-26
OfficeMax Employees	A-50
OfficeMax FCPA	A-31
OfficeMax Financial Advisor	A-38
OfficeMax Foreign Plan	A-34
OfficeMax Option	A-13
OfficeMax Permits	A-37
OfficeMax Plans	A-33
OfficeMax SEC Documents	A-30
OfficeMax Securities	A-9
OfficeMax Series D Preferred Stock	A-28
OfficeMax Stock-Based Award	A-13
OfficeMax Stockholder Approval	A-28
OfficeMax Stockholders	A-1
OfficeMax Stockholders Meeting	A-40
OfficeMax Superior Proposal	A-56
OfficeMax Surviving Corporation	A-2
OfficeMax Surviving LLC	A-3
OfficeMax’s Counsel	A-42
Mapleby Holdco	A-1
Mapleby Holdco Surviving Corporation	A-2
Old Plans	A-50
Order	A-41
parties	A-1
PBGC	A-35
pdf	A-65
Person	A-65
Prospectus	A-21
Qualified Office Depot Plans	A-22

A-vi

INDEX OF DEFINED TERMS

(continued)

Page
Qualified OfficeMax Plans	A-34
Registration Statement	A-21
Relevant Lease	A-20
Representatives	A-52
Second Certificate of Merger	A-3
Second Effective Time	A-3
Second Merger	A-2
Securities Act	A-12
Selection Committee	A-6
Significant Subsidiary	A-65
subsidiary	A-27
Successor CEO	A-7
Successor CEO Designation	A-7
Superior Proposal Notice	A-53
Tax Returns	A-20
Taxes	A-20
Termination Agreement	A-2
Termination Fee	A-60
Third Certificate of Merger	A-3
Third Effective Time	A-3
Third Merger	A-3
Transactions	A-3
Treasury Regulations	A-2
Voting Agreement	A-2
Withdrawal Liability	A-65

A-vii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 20, 2013, by and among Office Depot, Inc., a Delaware corporation (“Office Depot”), Dogwood Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of Office Depot (“Merger Sub Two”), Dogwood Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Office Depot (“Merger Sub Three”), Mapleby Holdings Merger Corporation, a Delaware corporation and a wholly owned direct subsidiary of OfficeMax (“Mapleby Holdco”), Mapleby Merger Corporation, a Delaware corporation and a wholly owned direct subsidiary of Mapleby Holdco (“Merger Sub One”), and OfficeMax Incorporated, a Delaware corporation (“OfficeMax” and, together with Office Depot, Merger Sub Two, Merger Sub Three, Mapleby Holdco and Merger Sub One, the “parties”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Office Depot (the “Office Depot Board”) and the Board of Directors of OfficeMax (the “OfficeMax Board”) have determined that a business combination between Office Depot and OfficeMax presents the opportunity for their respective companies to achieve long-term financial and strategic benefits and accordingly have determined to effect a business combination upon the terms and conditions set forth in this Agreement;

WHEREAS, the Office Depot Board and the OfficeMax Board propose to effect such business combination through the Transactions (as defined below), following which OfficeMax Converted LLC (as defined below) will be a wholly owned indirect subsidiary of Office Depot, and pursuant to which each share of OfficeMax Common Stock (as defined below) outstanding at the Second Effective Time will be converted into the right to receive a specified number of shares of Office Depot Common Stock (as defined below) as more fully provided in this Agreement;

WHEREAS, the OfficeMax Board has determined that this Agreement, the Transactions and the other transactions contemplated by this Agreement pursuant to which OfficeMax’s businesses would be combined with Office Depot’s businesses and the holders of shares of OfficeMax Common Stock (collectively, “OfficeMax Stockholders”) would have a continuing equity interest in the combined Office Depot and OfficeMax businesses through the ownership of shares of Office Depot Common Stock, are advisable and in the best interests of the OfficeMax Stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and resolved to recommend that the OfficeMax Stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the First Merger (as defined below) and the Second Merger (as defined below);

WHEREAS, the Office Depot Board has determined that this Agreement, the Transactions and the other transactions contemplated by this Agreement, pursuant to which the holders of shares of Office Depot Common Stock (collectively, “Office Depot Stockholders”) would have a continuing equity interest in the combined Office Depot and OfficeMax businesses through the continued ownership of shares of Office Depot Common Stock, are advisable and in the best interests of Office Depot and the Office Depot Stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and, effective as of the Second Effective Time (as defined below), the Bylaw Amendment and resolved to recommend that the Office Depot Stockholders approve the issuance of shares of Office Depot Common Stock pursuant to this Agreement;

WHEREAS, the boards of directors of each of Merger Sub Two, Mapleby Holdco and Merger Sub One, by resolutions duly adopted, have approved and adopted this Agreement;

WHEREAS, the parties intend that (i) the First Merger (as defined below) and the LLC Conversion (as defined below), taken together, and (ii) the Second Merger and the Third Merger (as defined below), taken together, will each constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to OfficeMax’s willingness to enter into this Agreement, the holders of the Office Depot Preferred Stock (as defined below) (the “Office Depot Preferred Investors”) have executed and delivered the following agreements attached as Exhibit A and Exhibit B, respectively: (i) a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), by and among Office Depot, OfficeMax, the Investor Representative (as defined therein) and the Office Depot Preferred Investors, pursuant to which (A) the Office Depot Preferred Investors will agree to certain provisions concerning the voting of shares of capital stock of Office Depot in connection with the Transactions, (B) 175,000 shares of Office Depot Preferred Stock will be redeemed by Office Depot following the Office Depot Stockholder Approval (as defined below), (C) any Office Depot Preferred Stock not converted to shares of Office Depot Common Stock following the Office Depot Stockholder Approval will be redeemed by Office Depot immediately prior to the Closing, and shares of Office Depot Common Stock issued upon conversion of the Office Depot Preferred Stock will be repurchased by Office Depot immediately prior to the Closing, such that the Office Depot Preferred Investors will hold less than 5% of the undiluted Office Depot Common Stock outstanding following the Closing and none of the Office Depot Preferred Stock will be outstanding following the Closing, and (D) the Office Depot Preferred Investors will agree to certain standstill provisions effective following the Closing for a period of two years, upon the terms and subject to the conditions set forth therein, and (ii) a Termination Agreement, dated as of the date hereof (the “Termination Agreement”), which will be effective as of the Closing and will terminate that certain Investor Rights Agreement, dated as of June 23, 2009 (the “Investor Rights Agreement”), by and among Office Depot, the Investor Representative (as defined therein) and the Office Depot Preferred Investors, and that certain Management Rights Letter, dated as of June 23, 2009 (the “Management Rights Letter”), by and among Office Depot and the Office Depot Preferred Investors.

NOW, THEREFORE, in consideration of these premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I.

THE TRANSACTIONS

1.1 The Transactions.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the First Effective Time, Merger Sub One shall be merged with and into OfficeMax (the “First Merger”) and the separate corporate existence of Merger Sub One shall cease, and OfficeMax shall be the surviving corporation in the First Merger (“OfficeMax Surviving Corporation”) and shall become a wholly owned subsidiary of Mapleby Holdco.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Conversion Effective Time, OfficeMax Surviving Corporation shall be converted into a Delaware limited liability company (“OfficeMax Converted LLC”) in accordance with Section 266 of the DGCL and Section 18-214 of the DLLCA (the “LLC Conversion”).

(c) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Second Effective Time, Merger Sub Two shall be merged with and into Mapleby Holdco (the “Second Merger”) and the separate corporate existence of Merger Sub Two shall cease, and Mapleby Holdco shall be the surviving corporation in the Second Merger (“Mapleby Holdco Surviving Corporation”) and shall become a wholly owned subsidiary of Office Depot.

(d) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, Mapleby Holdco Surviving Corporation shall be merged with and into Merger Sub Three (the “Third Merger” and, together with the First Merger, the LLC Conversion and the Second Merger, the “Transactions”) and the separate corporate existence of Mapleby Holdco Surviving Corporation shall cease, and Merger Sub Three shall be the surviving limited liability company in the Third Merger (“OfficeMax Surviving LLC”) and shall be a wholly owned subsidiary of Office Depot.

1.2 Effective Times; Closing Date.

(a) Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the First Merger executed in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the First Merger. The First Certificate of Merger shall provide that the First Merger shall become effective at 4:00 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the First Certificate of Merger (such time, the “First Effective Time”).

(b) Subject to the provisions of this Agreement, following the First Effective Time and as promptly as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of conversion for the LLC Conversion, executed in accordance with the relevant provisions of the DLLCA (the “Certificate of Conversion”) and shall make all other filings or recordings required under the DGCL and the DLLCA in connection with the LLC Conversion. The Certificate of Conversion shall provide that the LLC Conversion shall become effective at 4:01 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the Certificate of Conversion (such time, the “Conversion Effective Time”).

(c) Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date following the filing of the Certificate of Conversion, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the Second Merger, executed in accordance with the relevant provisions of the DGCL (the “Second Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the Second Merger. The Second Certificate of Merger shall provide that the Second Merger shall become effective at 4:02 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the Second Certificate of Merger (such time, the “Second Effective Time”).

(d) Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date following the filing of the Second Certificate of Merger, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the Third Merger, executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “Third Certificate of Merger” and collectively with the First Certificate of Merger, the Certificate of Conversion and the Second Certificate of Merger, the “Delaware Filings”) and shall make all other filings or recordings required under the DGCL and DLLCA in connection with the Third Merger. The Third Certificate of Merger will provide that the Third Merger shall become effective at 4:03 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the Third Certificate of Merger (such time, the “Third Effective Time”).

(e) Prior to the Delaware Filings (other than the First Certificate of Merger), a closing (the “Closing”) shall be held at 10:00 a.m., New York time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York City, New York 10036, or such other place as the parties may agree in writing, as soon as practicable (but in any event within two business days) following the date upon which all conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date and time as the parties may agree in writing; provided, that the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived at or prior to such date. The date on which the Closing takes place is referred to as the “Closing Date.”

1.3 Effects of the Transactions.

(a) The First Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the First Effective Time, all the property, rights, privileges, powers and franchises of OfficeMax and Merger Sub One shall vest in OfficeMax Surviving Corporation, and all debts, liabilities and duties of OfficeMax and Merger Sub One shall become the debts, liabilities and duties of OfficeMax Surviving Corporation. After the consummation of the First Merger, all references in this Agreement to OfficeMax, including references to OfficeMax Common Stock, OfficeMax Options, OfficeMax Stock-Based Awards, OfficeMax Series D Preferred Stock and other securities of OfficeMax shall be deemed, where applicable, to be references to Mapleby Holdco and the same securities of Mapleby Holdco, and all references to OfficeMax Stockholders shall be deemed to be references to common stockholders of Mapleby Holdco.

(b) The LLC Conversion shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the Conversion Effective Time, (i) OfficeMax Converted LLC shall be deemed to be the same entity as OfficeMax, (ii) all the property, rights, privileges, powers and franchises of OfficeMax shall remain vested in OfficeMax Converted LLC, and all debts, liabilities and duties of OfficeMax shall remain attached to OfficeMax Converted LLC and (iii) such property, rights, privileges, powers and franchise, and debts, liabilities and duties, shall not be deemed, as a consequence of the LLC Conversion, to have been transferred.

(c) The Second Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the Second Effective Time, all the property, rights, privileges, powers and franchises of Mapleby Holdco and Merger Sub Two shall vest in Mapleby Holdco Surviving Corporation, and all debts, liabilities and duties of Mapleby Holdco and Merger Sub Two shall become the debts, liabilities and duties of Mapleby Holdco Surviving Corporation.

(d) The Third Merger shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the Third Effective Time, all the property, rights, privileges, powers and franchises of Mapleby Holdco Surviving Corporation and Merger Sub Three shall vest in OfficeMax Surviving LLC, and all debts, liabilities and duties of Mapleby Holdco Surviving Corporation and Merger Sub Three shall become the debts, liabilities and duties of OfficeMax Surviving LLC.

1.4 Organizational Documents and Directors and Officers of Parties Other Than Office Depot and OfficeMax.

(a) At the First Effective Time, the OfficeMax Charter as in effect immediately prior to the First Effective Time shall be the certificate of incorporation of OfficeMax Surviving Corporation, and the OfficeMax Bylaws as in effect immediately prior to the First Effective Time shall be the bylaws of OfficeMax Surviving Corporation; in each case until amended in accordance with Applicable Law and as provided in such organizational document. Each of the parties shall take all necessary action to cause the directors and officers of OfficeMax immediately prior to the First Effective Time to be the initial directors and officers of OfficeMax Surviving Corporation immediately following the First Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of OfficeMax Surviving Corporation and Applicable Law.

(b) At the Conversion Effective Time, OfficeMax Converted LLC shall adopt a limited liability company agreement in a form customary for a single member, member-managed limited liability company that is treated as disregarded as an entity separate from Mapleby Holdco for U.S. federal income tax purposes.

(c) At the Second Effective Time, the certificate of incorporation of Mapleby Holdco as in effect immediately prior to the Second Effective Time shall be the certificate of incorporation of Mapleby Holdco Surviving Corporation, and the bylaws of Mapleby Holdco as in effect immediately prior to the Second Effective Time shall be the bylaws of Mapleby Holdco Surviving Corporation; in each case until amended in accordance with Applicable Law and as provided in such organizational document. Each of the parties shall take all necessary action to cause the directors and officers of Merger Sub Two immediately prior to the Second Effective Time to be the initial directors and officers of Mapleby Holdco Surviving Corporation immediately following the Second Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation or bylaws of Mapleby Holdco Surviving Corporation and Applicable Law.

(d) At the Third Effective Time, the certificate of formation of Merger Sub Three as in effect immediately prior to the Third Effective Time shall be the certificate of formation of OfficeMax Surviving LLC, and the limited liability company agreement of Merger Sub Three as in effect immediately prior to the Third Effective Time shall be the limited liability company agreement of OfficeMax Surviving LLC; in each case until amended in accordance with Applicable Law and as provided in such organizational document. Each of the parties shall take all necessary action to cause the officers of Mapleby Holdco Surviving Corporation immediately prior to the Third Effective Time to be the initial officers of OfficeMax Surviving LLC immediately following the Third Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of OfficeMax Surviving LLC and Applicable Law.

1.5 Governance.

(a) At the Second Effective Time, the Office Depot Bylaws, as in effect immediately prior to the Second Effective Time, shall be amended as set forth on Exhibit C (the “Bylaw Amendment”) and shall thereafter be the bylaws of Office Depot, until amended in accordance with Applicable Law and as provided in such bylaws. Prior to the Second Effective Time, Office Depot shall take all actions necessary to adopt the Bylaw Amendment.

(b) Prior to the Second Effective Time, Office Depot shall take all actions as may be necessary, including securing resignations of existing members of the Office Depot Board, to cause: (i) the number of directors constituting the full Office Depot Board as of the Second Effective Time to be 12, or, in the event the Successor CEO Designation has occurred prior to the Second Effective Time and the Successor CEO is neither the then-current Chief Executive Officer of OfficeMax nor the then-current Chief Executive Officer of Office Depot, 11; and (ii) the Office Depot Board as of the Second Effective Time to be composed of: (A) 5 directors designated by Office Depot prior to the Closing (such individuals and any individual designated by Office Depot pursuant to subclause (ii)(D)(y) below, the “Office Depot Director Designees”); (B) 5 directors designated by OfficeMax prior to the Second Effective Time (such individuals and any individual designated by OfficeMax pursuant to subclause (ii)(D)(y) below, the “OfficeMax Director Designees”); (C) in the event the Successor CEO Designation has not occurred prior to the Second Effective Time, each of the Continuing Office Depot CEO and the Continuing OfficeMax CEO (for the avoidance of doubt, in which case the number of directors constituting the full Office Depot Board as of the Second Effective Time shall be 12); and (D) in the event the Successor CEO Designation has occurred prior to the Second Effective Time, (x) the Successor CEO and (y) if the Successor CEO is the then-current Chief Executive Officer of OfficeMax or the then-current Chief Executive Officer of Office Depot, an additional independent director designated by the party whose then-current Chief Executive Officer is not the Successor CEO (for the avoidance of doubt, in which case the number of directors constituting the full Office Depot Board as of the Second Effective Time shall be (1) 11 if the Successor CEO is neither the then-current Chief Executive Officer of Office Depot nor the then-current Chief Executive Officer of OfficeMax or (2) 12 if the Successor CEO is either the then-current Chief Executive Officer of Office Depot or the then-current Chief Executive Officer of OfficeMax). Each of the individuals designated by OfficeMax or Office Depot pursuant to subclause (ii)(A), (ii)(B) or (ii)(D)(y) above shall meet the independence standards of the NYSE with respect to Office Depot as of the Second Effective Time (such individuals, the “Independent Directors”). For all purposes hereunder, the then-current Chief Executive Officer of Office Depot, the Continuing Office Depot CEO, the then-current Chief Executive Officer of OfficeMax, the Continuing OfficeMax CEO and the Successor CEO shall be deemed not to qualify as Independent Directors. Office Depot shall take all actions necessary to ensure that all of the new directors elected to the Office Depot Board as of the Second Effective Time under this Section 1.5(b) shall be approved by a vote of a majority of the Office Depot Board as constituted as of immediately prior to the Second Effective Time.

(c) Prior to the Second Effective Time, Office Depot shall take all actions as may be necessary to cause each committee of the Office Depot Board as of the Second Effective Time to be composed of equal numbers of Independent Directors designated by Office Depot, on the one hand, and OfficeMax, on the other hand (including, in the case of the Audit Committee, such actions as may be necessary to cause such committee to include an Office Depot designee and an OfficeMax designee who each qualify as an audit committee financial expert for purposes of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act). Prior to the Second Effective Time: (i) OfficeMax shall designate one of the prospective committee members to serve as the chairperson of the Audit Committee as of the Second Effective Time; (ii) Office Depot shall designate one of the prospective committee members to serve as the chairperson of such other committee as may be selected by Office Depot as of the Second Effective Time; (iii) following Office Depot’s designation pursuant to subclause (ii) above, OfficeMax shall designate one of the prospective committee members to serve as the chairperson of such other committee (excluding those addressed in subclauses (i) and (ii) above) as may be selected by OfficeMax as of the Second Effective Time; (iv) following OfficeMax’s designation pursuant to subclause (iii) above, Office Depot shall designate one of the prospective committee members to serve as the chairperson of such other committee (excluding those addressed in subclauses (i), (ii) and (iii) above) as may be selected by Office Depot as of the Second Effective Time; and (v) with respect to any additional committees of the Office Depot Board that exist as of the Second Effective Time, OfficeMax and Office Depot shall alternately designate a prospective committee member to serve as the chairperson thereof as of the Second Effective Time (with OfficeMax designating first following Office Depot’s designation pursuant to subclause (iv) above).

(d) As soon as practicable after the date hereof, the parties shall create a committee co-chaired by an independent director designated by Office Depot and an independent director designated by OfficeMax and composed of equal numbers of such other independent directors of the parties as the co-chairs shall mutually agree (such committee, the “Selection Committee”). Each member of the Selection Committee shall serve on the committee until the earlier of his or her death, resignation from the committee or resignation or removal from the OfficeMax Board or the Office Depot Board, as applicable, with such individual’s successor to be an independent director mutually selected by the committee co-chairs, provided that each co-chair may designate his or her successor from (i) prior to the Second Effective Time, among the then current independent directors of OfficeMax or Office Depot, as applicable, and (ii) from and after the Second Effective Time, among the individuals designated to be Independent Directors as of the Second Effective Time. Prior to the Closing, the co-chairs shall mutually select, from among the individuals designated to be Independent Directors as of the Second Effective Time, successors to the Selection Committee members (composed of equal numbers of Office Depot Director Designees and OfficeMax Director Designees) to serve on the Selection Committee from and after the Second Effective Time, pursuant to and in accordance with the Office Depot Bylaws, as amended pursuant to Section 1.5(a). From and after the Second Effective Time, such successors, collectively, shall be deemed to constitute the Selection Committee.

(e) Prior to the Second Effective Time, Office Depot shall take all actions as may be necessary to cause the following as of the Second Effective Time: (i) if the Successor CEO Designation has occurred prior to the Second Effective Time and the Successor CEO is (A) the then-current Chief Executive Officer of Office Depot, then the OfficeMax Director Designee designated by OfficeMax shall be appointed to serve as the chairperson and lead outside director of the Office Depot Board, (B) the then-current Chief Executive Officer of OfficeMax, then the Office Depot Director Designee designated by Office Depot shall be appointed to serve as the chairperson and lead outside director of the Office Depot Board, or (C) neither the then-current Chief Executive Officer of Office Depot nor the then-current Chief Executive Officer of OfficeMax, then the Office Depot

Director Designee designated by Office Depot shall be appointed to serve as the chairperson and lead outside director of the Office Depot Board (or only the lead outside director, if the Successor CEO is appointed as both Chief Executive Officer and Chairman of the Office Depot Board); (ii) if the Successor CEO Designation has not occurred prior to the Second Effective Time, an OfficeMax Director Designee designated by the OfficeMax Director Designees and an Office Depot Director Designee designated by the Office Depot Director Designees shall serve as co-chairpersons and lead outside directors of the Office Depot Board; (iii) if the Successor CEO Designation has not occurred prior to the Second Effective Time, the Chief Executive Officer of Office Depot immediately prior to the Second Effective Time (the “Continuing Office Depot CEO”) and the Chief Executive Officer of OfficeMax immediately prior to the Second Effective Time (the “Continuing OfficeMax CEO”) shall be appointed to serve as co-Chief Executive Officers of Office Depot until the due appointment of the Successor CEO; and (iv) if the Successor CEO Designation has occurred prior to the Second Effective Time, the Successor CEO shall be appointed to serve as the sole Chief Executive Officer of Office Depot. If the Successor CEO Designation has not occurred prior to the Second Effective Time and pursuant to clause (ii) above an OfficeMax Director Designee and an Office Depot Director Designee are serving as co-chairpersons and lead outside directors of the Office Depot Board following the Closing, upon the due appointment of the Successor CEO, (x) if the Successor CEO is the Continuing Office Depot CEO, then such Office Depot Director Designee shall resign as co-chairperson and lead outside director (and such OfficeMax Director Designee, or such other OfficeMax Director Designee as may be designated by the OfficeMax Director Designees, shall be the sole chairperson and lead outside director), (y) if the Successor CEO is the Continuing OfficeMax CEO, then such OfficeMax Director Designee shall resign as co-chairperson and lead outside director (and such Office Depot Director Designee, or such other Office Depot Director Designee as may be designated by the Office Depot Director Designees, shall be the sole chairperson and lead outside director), and (z) if the Successor CEO is neither the Continuing OfficeMax CEO nor the Continuing Office Depot CEO, then such OfficeMax Director Designee shall resign as co-chairperson and lead outside director (and such Office Depot Director Designee, or such other Office Depot Director Designee as may be designated by the Office Depot Director Designees, shall be the sole chairperson and lead outside director), in each case as provided in the Office Depot Bylaws, as amended pursuant to Section 1.5(a). At the Second Effective Time, the Office Depot Board shall review the composition of the officers of Office Depot and OfficeMax as of immediately prior to the Second Effective Time (and, if the Successor CEO Designation has occurred prior to the Second Effective Time, the proposed officers and titles recommended by the Successor CEO) and take such actions as may be necessary to appoint, as of the Second Effective Time, officers of Office Depot (including from among the officers of Office Depot and OfficeMax as of immediately prior to the Second Effective Time), pursuant to and in accordance with the Office Depot Bylaws, as amended pursuant to Section 1.5(a).

(f) The Selection Committee shall engage an independent search firm to identify and recommend Successor CEO candidates with the terms of the engagement and the search criteria to be established by the Selection Committee, provided that the Selection Committee shall cause the search firm to consider each of the then-current Chief Executive Officer of OfficeMax and the then-current Chief Executive Officer of Office Depot as potential candidates. The search firm shall be engaged jointly by Office Depot and OfficeMax and instructed to report directly to the Selection Committee. Fees and expenses of the search firm incurred prior to the Second Effective Time shall be borne equally by Office Depot and OfficeMax. The Selection Committee shall cause the search firm to give the entire Selection Committee reasonable advance notice of and the opportunity to participate in any candidate interview and in a discussion of such individual following such interview. The Selection Committee shall cooperate in good faith to use its reasonable best efforts working through the search firm to recommend to the Office Depot Board, by a majority vote of the members of the Selection Committee, an appropriate individual to serve as the sole Chief Executive Officer of Office Depot (the “Successor CEO”) as of the Second Effective Time or as promptly as practicable thereafter (the “Successor CEO Designation”), which individual shall be elected subject to a majority vote of the Office Depot Board as of the Second Effective Time (or, if the Selection Committee makes its recommendation to the Office Depot Board prior to the Second Effective Time and such individual is proposed to be elected prior to the Second Effective Time, such election shall require the consent of each of Office Depot and OfficeMax) pursuant to and in accordance with Applicable Law and the Office Depot Bylaws, as then in effect; provided that the election of either the then-current Chief

Executive Officer of OfficeMax or the then-current Chief Executive Officer of Office Depot as the Successor CEO shall require the affirmative vote of two-thirds of the Independent Directors serving on the Office Depot Board following the Second Effective Time (or, if the Selection Committee makes its recommendation to the Office Depot Board prior to the Second Effective Time, such election shall require the consent of each of Office Depot and OfficeMax as authorized by the affirmative vote of two-thirds of the independent directors of the Office Depot Board and the affirmative vote of two-thirds of the independent directors of the OfficeMax Board, as applicable). As promptly as practicable following any Successor CEO Designation, the Office Depot Board shall take all actions as may be necessary to appoint the Successor CEO, which appointment shall be made, if the Successor CEO Designation occurs prior to the Closing, as of or prior to the Second Effective Time.

(g) From and after the Second Effective Time, (i) Office Depot shall have dual headquarters in Boca Raton, Florida and Naperville, Illinois, unless and until the Office Depot Board as of following the Second Effective Time shall approve a new headquarters, taking into consideration the recommendation of the Successor CEO after the election thereof, and (ii) the businesses of Office Depot and its subsidiaries shall continue to operate under the name “Office Depot,” and the businesses of OfficeMax Converted LLC and its subsidiaries shall continue to operate under the name “OfficeMax,” unless and until the Office Depot Board as of following the Second Effective Time shall approve the name under which the combined businesses shall operate, taking into consideration the recommendation of the Successor CEO after the election thereof.

(h) From and after the Second Effective Time, unless and until a Successor CEO has been appointed pursuant to and in accordance with this Agreement:

(i) Office Depot shall (A) operate the businesses of Office Depot and its subsidiaries (other than OfficeMax Converted LLC and its subsidiaries) in the ordinary course of business consistent with the past practice of Office Depot (the “Continuing Office Depot Business”) and (B) cause the businesses of OfficeMax Converted LLC and its subsidiaries to be operated in the ordinary course of business consistent with the past practice of OfficeMax (the “Continuing OfficeMax Business”), in each case pursuant to and in accordance with Applicable Law and the Office Depot Bylaws, as amended pursuant to Section 1.5(a); and

(ii) the Continuing Office Depot CEO shall maintain sole chief executive officer authority reporting directly to the Office Depot Board for the operation of the Continuing Office Depot Business and the Continuing OfficeMax CEO shall maintain sole chief executive officer authority reporting directly to the Office Depot Board for the operation of the Continuing OfficeMax Business, in each case pursuant to and in accordance with Applicable Law and the Office Depot Bylaws, as amended pursuant to Section 1.5(a).

1.6 Additional Actions. If, at any time after the First Effective Time, OfficeMax Surviving LLC or OfficeMax Converted LLC shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in OfficeMax Surviving LLC or OfficeMax Converted LLC its right, title or interest in, to or under any of the rights, properties or assets of its predecessor(s) in the Transactions, or (b) otherwise carry out the provisions of this Agreement, the officers of OfficeMax Surviving LLC and OfficeMax Converted LLC shall be authorized in the name and on behalf of OfficeMax Surviving LLC or OfficeMax Converted LLC, as the case may be, to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in OfficeMax Surviving LLC or OfficeMax Converted LLC, as the case may be, and otherwise to carry out the provisions of this Agreement.

ARTICLE II.

CONVERSION OF SECURITIES

2.1 Conversion of Securities in the First Merger.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of OfficeMax or Merger Sub One or their respective stockholders:

(i) each share of common stock of Merger Sub One, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time shall be converted into one share of common stock, par value $0.01 per share, of OfficeMax Surviving Corporation; and

(ii) each share of OfficeMax Common Stock issued and outstanding immediately prior to the First Effective Time shall be converted into one share of common stock, par value $0.01 per share, of Mapleby Holdco.

(b) Each of OfficeMax and Mapleby Holdco shall take all actions as may be necessary so that at the First Effective Time, each OfficeMax Option, OfficeMax Stock-Based Award, share of OfficeMax Series D Preferred Stock and other security of OfficeMax (collectively, “OfficeMax Securities”) shall, automatically and without any action on behalf of the holder thereof, be converted into a stock option, award, preferred share or other security, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of Mapleby Holdco. All terms and conditions applicable to each such OfficeMax Security immediately prior to the First Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the First Effective Time. The conversion of OfficeMax Securities pursuant to this Section 2.1(b) shall occur in such manner so as to avoid the imposition of any penalty or other taxes under Section 409A of the Code. Mapleby Holdco shall remain subject to the obligations of OfficeMax with respect to any such OfficeMax Security immediately after the First Effective Time.

(c) Each certificate representing outstanding shares of OfficeMax Common Stock or other instrument representing any other OfficeMax Security shall be deemed for all purposes, from and after the First Effective Time, to represent the same number of shares of capital stock or other securities of Mapleby Holdco, as the case may be, into which such shares of OfficeMax Common Stock and other OfficeMax Securities shall be converted in the First Merger. Holders of such certificates or other instruments shall not be asked to surrender such certificates or instruments for cancellation. The registered owner on the books and records of OfficeMax of all such certificates or other instruments shall have and be entitled to exercise all voting and other rights with respect to, and to receive dividends and other distributions upon, the shares of capital stock or other securities of Mapleby Holdco, as applicable, into which the shares of OfficeMax Common Stock and other OfficeMax Securities shall be converted in the First Merger.

2.2 LLC Conversion. At the Conversion Effective Time, by virtue of the LLC Conversion and without any action on the part of the holder of any shares of capital stock of OfficeMax Surviving Corporation, each issued and outstanding share of capital stock of OfficeMax Surviving Corporation shall be converted into one limited liability company interest of OfficeMax Converted LLC.

2.3 Conversion of Securities in the Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Merger Sub Two or Mapleby Holdco or their respective stockholders:

(a) each share of common stock, $0.01 par value, of Merger Sub Two issued and outstanding immediately prior to the Second Effective Time shall be converted into one share of common stock, $0.01 par value, of Mapleby Holdco Surviving Corporation, such that immediately following the Second Effective Time, such newly issued shares shall constitute all of the issued and outstanding capital stock of Mapleby Holdco Surviving Corporation;

(b) each share of OfficeMax Common Stock issued and outstanding immediately prior to the Second Effective Time (other than any Excluded Shares) shall be converted into the right to receive the number of shares of Office Depot Common Stock equal to the Exchange Ratio, together with cash in lieu of fractional shares, if any, payable pursuant to Section 2.4(b) and unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c); and

(c) each share of OfficeMax Common Stock issued and outstanding immediately prior to the Second Effective Time held by Office Depot, Merger Sub Two or in the treasury of OfficeMax Surviving Corporation shall be cancelled and no payment shall be made in respect of such shares (such shares, “Excluded Shares”).

2.4 Exchange Ratio; Fractional Shares; Adjustments.

(a) The “Exchange Ratio” shall be equal to 2.6900, subject to adjustment in accordance with Section 2.4(d). All calculations to be performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001).

(b) No shares representing less than one share of Office Depot Common Stock shall be issued in the Second Merger as a result of the conversion provided for in Section 2.3(b), but in lieu thereof each OfficeMax Stockholder otherwise entitled to a fractional share of Office Depot Common Stock shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(b), a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Office Depot Common Stock equal to the excess of (i) the aggregate number of shares of Office Depot Common Stock to be delivered to the Exchange Agent by Office Depot pursuant to Section 2.5(a) over (ii) the aggregate number of whole shares of Office Depot Common Stock to be distributed to the OfficeMax Stockholders pursuant to Section 2.5(b) (such excess being, the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Office Depot that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of the certificates representing shares of Office Depot Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in the following paragraph.

(c) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE at then-prevailing market prices and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the OfficeMax Stockholders, the Exchange Agent shall hold such proceeds in trust for the OfficeMax Stockholders (the “Common Stock Trust”). The Exchange Agent shall determine the portion of the Common Stock Trust to which each OfficeMax Stockholder shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of OfficeMax Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all OfficeMax Stockholders would otherwise be entitled.

(d) In the event that, prior to the Second Effective Time, Office Depot or OfficeMax shall declare a stock dividend or other distribution payable in shares of Office Depot Common Stock or shares of OfficeMax Common Stock, as applicable, or securities convertible, exercisable or exchangeable into shares of Office Depot Common Stock or shares of OfficeMax Common Stock, as applicable, or effect a stock split, reclassification, combination or other change with respect to shares of Office Depot Common Stock or shares of OfficeMax Common Stock, as applicable, the Exchange Ratio set forth in Section 2.4(a) shall be adjusted to reflect fully the appropriate effect of such dividend, distribution, stock split, reclassification, combination or other change.

2.5 Exchange of Shares.

(a) Exchange Agent. At the Second Effective Time, Office Depot shall deposit with such exchange agent as may be mutually agreed by Office Depot and OfficeMax (the “Exchange Agent”), for the benefit of OfficeMax Stockholders, for exchange in accordance with this Section 2.5 and in accordance with an exchange agent agreement with Office Depot in form and substance reasonably approved by OfficeMax prior to the Second Effective Time, (i) shares of Office Depot Common Stock issuable pursuant to Section 2.3 in exchange for outstanding shares of OfficeMax Common Stock pursuant to Section 2.4 and (ii) an amount of cash in U.S. dollars sufficient to pay unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c) (such shares of Office Depot Common Stock, together with any cash for unpaid dividends or distributions, if any, with respect thereto, are referred to as the “Exchange Fund”).

(b) Exchange Procedures. As soon as practicable after the Second Effective Time, Office Depot shall cause the Exchange Agent to mail to each holder of record of a certificate (a “Certificate”) which immediately prior to the Second Effective Time represented outstanding shares of OfficeMax Common Stock whose shares were converted into the right to receive shares of Office Depot Common Stock pursuant to Section 2.3(b), (i) a letter of transmittal (the form and substance of which shall have been reasonably approved by OfficeMax prior to the Second Effective Time and which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Office Depot may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for shares of Office Depot Common Stock, cash in lieu of fractional shares, if any, payable pursuant to Section 2.4(b) and unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates or evidence of shares in book-entry form representing that whole number of shares of Office Depot Common Stock which such holder has the right to receive pursuant to Section 2.3(b) in such denominations and registered in such names as such holder may reasonably request and (B) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article II, after giving effect to any required withholding tax. The shares represented by the Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.5, each Certificate shall be deemed at any time after the Second Effective Time to represent only the right to receive upon surrender whole shares of Office Depot Common Stock and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in this Article II, after giving effect to any required withholding tax. Office Depot, without any action on the part of any holder, shall cause the Exchange Agent to (x) issue, as of the Second Effective Time, to each holder of uncertificated shares of OfficeMax Common Stock (a “Book-Entry Share”) that number of whole shares of Office Depot Common Stock that the holder is entitled to receive pursuant to Section 2.3(b) and cancel such Book-Entry Shares and (y) mail to each holder of Book-Entry Shares a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in this Article II, after giving effect to any required withholding tax. Office Depot shall also cause the Exchange Agent to mail to each such holder of Book-Entry Shares materials (in a form to be reasonably agreed by Office Depot and OfficeMax prior to the Second Effective Time) advising such holder of the effectiveness of the Second Merger and the conversion of such holder’s Book-Entry Shares pursuant to the Second Merger. No interest shall be paid or accrued on the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to OfficeMax Stockholders. In the event of a transfer of ownership of shares of OfficeMax Common Stock that is not registered on the transfer records of OfficeMax, the proper number of shares of Office Depot Common Stock, together with a check for the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such transferee if all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid and, with respect to shares of OfficeMax Common Stock represented by a Certificate, the Certificate held by such transferee are presented to the Exchange Agent.

(c) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared or made after the date of this Agreement with respect to shares of Office Depot Common Stock with a record date after the Second Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Office Depot Common Stock issuable pursuant to this Agreement. Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Second Effective Time with respect to shares of Office Depot Common Stock having a record date after the Second Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this Section 2.5. Subject to the effect of Applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Office Depot Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Second Effective Time theretofore payable with respect to such whole shares of Office Depot Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date after the Second Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Office Depot Common Stock, less the amount of any withholding taxes which may be required thereon.

(d) No Further Ownership Rights in OfficeMax Common Stock. All shares of Office Depot Common Stock issued upon surrender of Certificates or cancellation of Book-Entry Shares in accordance with the terms of this Agreement (including any cash paid pursuant to this Article II) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of OfficeMax Common Stock represented by such Certificates and Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of OfficeMax of shares of OfficeMax Common Stock outstanding immediately prior to the Second Effective Time. If, after the Second Effective Time, Certificates are presented to OfficeMax Surviving LLC or OfficeMax Converted LLC for any reason, they shall be cancelled and exchanged as provided in this Article II. Notwithstanding anything to the contrary in this Agreement, Certificates and Book-Entry Shares to be exchanged by any Person constituting an “affiliate” of OfficeMax for purposes of Rule 145 under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), shall be subject to the restrictions described in such Rule 145.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to OfficeMax Stockholders six months after the date of the mailing required by Section 2.5(b) shall be delivered to Office Depot, upon demand. Upon surrender of Certificates previously representing shares of OfficeMax Common Stock to OfficeMax Surviving LLC, OfficeMax Converted LLC or Office Depot by OfficeMax Stockholders who have not complied with this Section 2.5 prior to such date, such Certificates shall be cancelled and exchanged by Office Depot for certificates representing shares of Office Depot Common Stock, cash in lieu of fractional shares, if any, payable pursuant to Section 2.4(b) and unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c).

(f) No Liability. None of Office Depot, OfficeMax Surviving LLC, OfficeMax Converted LLC or the Exchange Agent shall be liable to any Person in respect of any shares of OfficeMax Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Second Effective Time (or immediately prior to such earlier date on which any cash, any cash in lieu of fractional shares or any dividends or distributions with respect to whole shares of OfficeMax Common Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority), any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of Office Depot, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Office Depot, on a daily basis, provided, that no such investment or losses will affect the cash payable to former holders of OfficeMax Common Stock pursuant to the provisions of this Article II. Any interest and other income resulting from such investments shall be paid to Office Depot upon termination of the Exchange Fund pursuant to Section 2.5(e).

2.6 Treatment of Stock Options and Other Stock-Based Awards.

(a) As of the Second Effective Time, by virtue of the Second Merger and without any action on the part of the holders thereof, each option to purchase shares of OfficeMax Common Stock that is outstanding immediately prior to the Second Effective Time (each, an “OfficeMax Option”) shall be converted into an option (an “Office Depot Exchange Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such OfficeMax Option immediately prior to the Second Effective Time, the number of whole shares of Office Depot Common Stock (rounded down to the nearest whole share) that is equal to the number of shares of OfficeMax Common Stock subject to such OfficeMax Option immediately prior to the Second Effective Time multiplied by the Exchange Ratio, at an exercise price per share of Office Depot Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of OfficeMax Common Stock subject to such OfficeMax Option immediately prior to the Second Effective Time divided by the Exchange Ratio; provided, that in the case of any OfficeMax Option to which Section 421 of the Code applies as of the Second Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Office Depot Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(b) At the Second Effective Time, each right of any kind, contingent or accrued, to receive shares of OfficeMax Common Stock or benefits measured in whole or in part by the value of a number of shares of OfficeMax Common Stock granted by OfficeMax (including restricted stock, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than OfficeMax Options (each, other than OfficeMax Options, an “OfficeMax Stock-Based Award”), shall, by virtue of the Second Merger and without any action on the part of the holder thereof, be converted into an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such OfficeMax Stock-Based Award immediately prior to the Second Effective Time, with respect to the number of shares of Office Depot Common Stock that is equal to the number of shares of OfficeMax Common Stock subject to the OfficeMax Stock-Based Award immediately prior to the Second Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) ( an “Office Depot Exchange Stock-Based Award”); provided that any then outstanding awards that vest based on the attainment of performance goals with a performance period that has not completed prior to the Closing Date shall be converted at the Second Effective Time into time-based awards that shall vest at target levels at the originally scheduled vesting date, subject to any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the 2003 OfficeMax Incentive and Performance Plan. Notwithstanding the foregoing, shares of OfficeMax Common Stock issued in connection with the settlement of OfficeMax Stock-Based Awards which vest on or prior to the Second Effective Time shall be treated in the manner set forth in Section 2.3(b).

(c) Prior to the Second Effective Time, OfficeMax, Office Depot and their respective boards of directors and compensation committees, as applicable, shall take all actions necessary to effectuate the provisions of this Section 2.6.

(d) Office Depot agrees to use its reasonable efforts to file with the United States Securities and Exchange Commission (the “Commission”) within five business days after the Closing Date a registration statement on Form S-8 or other appropriate form under the Securities Act to register shares of Office Depot Common Stock issuable upon exercise of the Office Depot Exchange Options and settlement of Office Depot Exchange Stock-Based Awards and use its reasonable efforts to cause such registration statement to remain effective until the exercise or expiration of such Office Depot Exchange Options and the settlement of such Office Depot Exchange Stock-Based Awards.

2.7 Conversion of Securities in the Third Merger. At the Third Effective Time, by virtue of the Third Merger and without any action on the part of Merger Sub Three or Mapleby Holdco Surviving Corporation or their respective stockholders or members:

(a) each share of capital stock of Mapleby Holdco Surviving Corporation, par value $0.01 per share, issued and outstanding immediately prior to the Third Effective Time shall be converted into one limited liability company interest of Merger Sub Three; and

(b) each limited liability company interest of Merger Sub Three outstanding immediately prior to the Third Effective Time shall remain outstanding.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF DOGWOOD

In order to induce OfficeMax to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by Office Depot to OfficeMax and dated the date of this Agreement (the “Office Depot Disclosure Schedule”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates) and subject to the information disclosed by Office Depot in any Office Depot SEC Document filed during the period from December 31, 2011 through the business day prior to the date of this Agreement (other than in any risk factor or other cautionary or forward-looking disclosure contained in such Office Depot SEC Document), Office Depot represents and warrants to OfficeMax as follows:

3.1 Organization and Standing. Each of Office Depot, Merger Sub Two and Merger Sub Three is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Office Depot, Merger Sub Two and Merger Sub Three is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Office Depot is not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, as amended and restated, as in effect on the date of this Agreement (the “Office Depot Charter”). Except as would not have an adverse effect on the ability of Office Depot to consummate any of the transactions contemplated by this Agreement, Office Depot is not currently in default of the performance, observance or fulfillment of any provision of its bylaws, as in effect on the date of this Agreement (the “Office Depot Bylaws”). Merger Sub Two is not in default of the performance, observance or fulfillment of any provisions of its certificate of incorporation or bylaws. Merger Sub Three is not in default of the performance, observance or fulfillment of any provisions of its certificate of formation or limited liability company agreement. Office Depot has furnished to OfficeMax a complete and correct copy of the Office Depot Charter, the Office Depot Bylaws, the certificate of incorporation and bylaws of Merger Sub Two and the certificate of formation and limited liability company agreement of Merger Sub Three as they exist on the date of this Agreement. Listed in Section 3.1 to the Office Depot Disclosure Schedule is each jurisdiction in which Office Depot or a subsidiary of Office Depot organized under the laws of a state within the United States is qualified to do business as of the date of this Agreement.

3.2 Subsidiaries. Office Depot does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity. Office Depot is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any such entity that is not wholly owned by Office Depot. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of Office Depot’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by Office Depot free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each subsidiary of Office Depot as of the date of this Agreement is set forth in Section 3.2 to the Office Depot Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) for a subsidiary which is not wholly owned (directly or indirectly) by Office Depot, its authorized capital stock or share capital; and (c) for a subsidiary which is not wholly owned (directly or indirectly) by Office Depot, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof to the extent known to Office Depot and the number of issued and outstanding shares of capital stock or share capital beneficially owned by Office Depot. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any subsidiary of Office Depot, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any subsidiary of Office Depot, and neither Office Depot nor any subsidiary of Office Depot has any obligation to repurchase or redeem any securities of any subsidiary of Office Depot or any predecessor thereof. Each of Office Depot’s subsidiaries is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement.

3.3 Corporate Power and Authority. Each of Office Depot, Merger Sub Two and Merger Sub Three has all requisite corporate or company power and authority to enter into and deliver this Agreement and, subject to (i) receipt of the Office Depot Stockholder Approval, (ii) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (iii) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Office Depot, Merger Sub Two and Merger Sub Three have been duly authorized by all necessary corporate or company action on the part of each of Office Depot, Merger Sub Two and Merger Sub Three, subject to (A) receipt of the Office Depot Stockholder Approval, (B) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (C) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger. This Agreement has been duly executed and delivered by each of Office Depot, Merger Sub Two and Merger Sub Three, and, assuming due authorization, execution and delivery by OfficeMax, Mapleby Holdco and Merger Sub One, constitutes the legal, valid and binding obligation of each of Office Depot, Merger Sub Two and Merger Sub Three enforceable against each of them in accordance with its terms. The affirmative vote of a majority of the votes cast on a proposal approving the issuance of shares of Office Depot Common Stock pursuant to this Agreement at the Office Depot Stockholders Meeting by holders of shares of Office Depot Preferred Stock and shares of Office Depot Common Stock entitled to vote thereon on the record date for the Office Depot Stockholders Meeting, voting together as a single class, is the only vote of the holders of any class or series of capital stock of Office Depot necessary to approve the transactions contemplated by this Agreement (the “Office Depot Stockholder Approval”), provided that the total votes cast on such proposal represents over 50% of the aggregate outstanding shares of Office Depot Preferred Stock (on an as-converted basis) and shares of Office Depot Common Stock entitled to vote thereon on the record date for the Office Depot Stockholders Meeting.

3.4 Capitalization of Office Depot, Merger Sub Two and Merger Sub Three.

(a) As of the date hereof, Office Depot’s authorized capital stock consisted solely of (i) 800,000,000 shares of common stock, par value $0.01 per share (“Office Depot Common Stock”), of which, as of February 15, 2013 (the “Measurement Date”), (A) 285,794,803 shares were issued and outstanding, (B) 5,915,268 shares were issued and held in treasury (which does not include the shares reserved for issuance as set forth in subclauses (i)(C) and (i)(D) below), (C) 38,118,965 shares were reserved for issuance upon the exercise or conversion of awards granted or issuable by Office Depot under employee and director stock plans and (D) no shares were reserved for issuance upon the exercise or conversion of warrants or convertible securities granted or issuable by Office Depot, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, none of which was issued and outstanding or reserved for issuance except (A) 280,000 shares designated as 10.00% Series A Redeemable Convertible Participating Perpetual Preferred Stock, of which 274,596 were issued and outstanding as of the Measurement Date, (B) 80,000 shares designated as 10.00% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share, of which 75,404 were issued and outstanding as of the Measurement Date (the shares set forth in subclauses (ii)(A) and (ii)(B) above, the “Office Depot Preferred Stock”), and (C) 100,000 shares designated as Series C Junior Participating Preferred Stock, par value $0.01 per share, of which none were issued and outstanding as of the Measurement Date. Each outstanding share of Office Depot capital stock is, and all shares of Office Depot Common Stock to be issued pursuant to this Agreement will be, duly authorized and validly issued, fully paid and nonassessable, and none of the outstanding shares of Office Depot capital stock has been, and none of the shares of Office Depot Common Stock to be issued pursuant to this Agreement will be, issued in violation of any preemptive or similar rights. As of the date of this Agreement, other than as set forth in the first sentence of this Section 3.4(a) and except pursuant to the Voting Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by Office Depot of any equity securities of Office Depot, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Office Depot and neither Office Depot nor any Office Depot subsidiary has any obligation to issue any additional securities or to pay for or repurchase any securities of Office Depot. The shares of Office Depot Common Stock are, and the shares of Office Depot Common Stock to be issued in the Second Merger will be, registered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”). Section 3.4(a) to the Office Depot Disclosure Schedule sets forth as of the Measurement Date, a complete and correct list of all outstanding (x) options to purchase shares of Office Depot Common Stock (each, an “Office Depot Option”) and (y) rights of any kind, contingent or accrued, to receive shares of Office Depot Common Stock or benefits measured in whole or in part by the value of a number of shares of Office Depot Common Stock granted by Office Depot (including restricted stock, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Office Depot Options (each, other than Office Depot Options, an “Office Depot Stock-Based Award”), the number of shares of Office Depot Common Stock issuable thereunder or with respect thereto and the exercise price (if any), and Office Depot has granted no other such awards since the Measurement Date and prior to the date of this Agreement.

(b) Merger Sub Two’s authorized capital stock consists solely of 100 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 100 shares were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Merger Sub Two are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by Office Depot, free and clear of any liens, pledges, security interests, claims or other encumbrances. Merger Sub Three’s authorized capital consists of a single class of limited liability company interests, all of which, as of the date of this Agreement, were issued and outstanding. All of the limited liability company interests of Merger Sub Three are duly authorized, validly issued and free of preemptive rights and are held of record by Office Depot, free and clear of any liens, pledges, security interests, claims or other encumbrances.

(c) No subsidiary of Office Depot owns any Office Depot Common Stock or any Office Depot Preferred Stock (or any security convertible into or exchangeable for Office Depot Common Stock or Office Depot Preferred Stock).

3.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by Office Depot, Merger Sub Two or Merger Sub Three nor the consummation of the Transactions or the Bylaw Amendment will:

(a) conflict with, or result in a breach of any provision of, the Office Depot Charter or the Office Depot Bylaws, the certificate of incorporation or bylaws of Merger Sub Two or the certificate of formation or limited liability company agreement of Merger Sub Three, subject to (i) receipt of the Office Depot Stockholder Approval, (ii) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (iii) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger;

(b) assuming compliance with the matters referred to in Section 3.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Office Depot or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Office Depot or any of its subsidiaries is a party;

(c) violate any applicable laws, statutes, rules, regulations, legally binding policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Applicable Law”) applicable to Office Depot or any of its subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by Office Depot or any of its affiliates with, any third party or any local, domestic, foreign or multi-national court, arbitral tribunal, mediator, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than (i) (A) receipt of the Office Depot Stockholder Approval, (B) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (C) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger, (ii) authorization for inclusion of the shares of Office Depot Common Stock to be issued pursuant to this Agreement on the NYSE, subject to official notice of issuance, (iii) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the “HSR Act”), (iv) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, (v) the Delaware Filings, and (vi) consents or approvals of, or notifications to, any Governmental Authority (including under Antitrust Laws) set forth in Section 3.5(d)(vi) to the Office Depot Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot or a material adverse effect on the ability of Office Depot to consummate any of the transactions contemplated by this Agreement.

3.6 No Material Adverse Effect. Since September 29, 2012 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot.

3.7 Office Depot SEC Documents; Controls; Registration Rights.

(a) Office Depot has timely filed or received the appropriate extension of time within which to file with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since

January 1, 2010 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the “Office Depot SEC Documents”). The Office Depot SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, subject in the case of subclauses (a)(i) and (a)(ii) to restatements filed with the Commission prior to the date of this Agreement. The financial statements of Office Depot included in the Office Depot SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the Commission prior to the date of this Agreement) the consolidated financial position of Office Depot and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of Office Depot is subject to the periodic reporting requirements of the Exchange Act other than as part of Office Depot’s consolidated group or required to file any form, report or other document with the Commission, the NYSE, any other stock exchange or comparable Governmental Authority.

(b) Office Depot maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Office Depot (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by Office Depot in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including that information required to be disclosed by Office Depot in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of Office Depot as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent evaluation by the Chief Executive Officer and Chief Financial Officer of Office Depot of Office Depot’s internal control over financial reporting, to its auditors and the Audit Committee of the Office Depot Board (A) all significant deficiencies and material weaknesses in the design or operation of Office Depot’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Office Depot’s internal control over financial reporting.

(c) Office Depot has no agreement, arrangement or understandings to register any securities of Office Depot or any of its subsidiaries under the Securities Act or under any state securities law and has not granted registration rights to any Person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

3.8 Compliance with Law.

(a) Office Depot and its subsidiaries are in compliance with, and at all times since January 1, 2010 have been in compliance with, all Applicable Law relating to Office Depot, its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Law, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot or where such non-compliance has been cured. No investigation or review by any Governmental Authority with respect to Office Depot or its subsidiaries is pending or, to the knowledge of Office Depot, threatened, nor has any

Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot.

(b) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot:

(i) Office Depot and each of its subsidiaries have at all times since January 1, 2010 conducted transactions in accordance with (A) all applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (B) all other applicable import/export controls in other countries in which Office Depot conducts business, including the United States Export Administration Regulations, Foreign Assets Control Regulations, International Traffic in Arms Regulations, the Trading With The Enemy Act, International Emergency Economic Powers Act and all regulations and executive orders issued pursuant thereto, and other United States government regulations and executive orders that restrict trade or services with non-United States or other prohibited Persons.

(ii) Since January 1, 2010, neither Office Depot nor any of its subsidiaries nor, to the knowledge of Office Depot, any of their respective officers, directors, agents, distributors, employees or other Person acting on behalf of Office Depot or its subsidiaries have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to Office Depot or any of its subsidiaries in any jurisdiction other than the United States (collectively, the “Office Depot FCPA”), or, to the knowledge of Office Depot, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Office Depot has established reasonable internal controls and procedures intended to ensure compliance with the Office Depot FCPA.

3.9 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot:

(a) Office Depot and its subsidiaries (i) have duly filed all Tax Returns required to have been filed by or with respect to Office Depot or any of its subsidiaries, and all such Tax Returns are true and correct; (ii) have within the time and manner prescribed by Applicable Law paid all Taxes required to be paid by them; (iii) have adequate accruals and reserves on the financial statements included in the Office Depot SEC Documents as of the date of this Agreement for Taxes in accordance with GAAP; (iv) are not delinquent in the payment of any Tax and have not requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed; and (v) have not received written notice of any deficiencies for any Tax from any taxing authority, against Office Depot or any of its subsidiaries for which there are not adequate reserves on the financial statements included in the Office Depot SEC Documents as of the date of this Agreement. Neither Office Depot nor any of its subsidiaries is the subject of any currently ongoing Tax audit, Action or other proceeding with respect to Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which either payment has been made or there are adequate reserves on the financial statements included in the Office Depot SEC Documents as of the date of this Agreement. Neither Office Depot nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of Office Depot or any of its subsidiaries (other than liens for Taxes not yet due). No claim has ever been made in writing by a taxing authority of a jurisdiction where Office Depot or one of its subsidiaries has not filed Tax Returns claiming that Office Depot or such subsidiary is or may be subject to taxation by that jurisdiction.

(b) Office Depot and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) Neither Office Depot nor any of its subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Second Merger.

(d) Neither Office Depot nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, nor any other “reportable transaction” within the meaning of such Treasury Regulation.

(e) For purposes of this Agreement:

(i) “Tax Returns” means returns, reports and forms required to be filed with respect to Taxes with any Governmental Authority of the United States or any other jurisdiction responsible for the imposition or collection of Taxes.

(ii) “Taxes” means (A) all taxes (whether U.S. or non-U.S. federal, state, local, provincial, territorial or municipal) based upon or measured by income and any other tax, fee, duty, tariff, assessment, deduction, withholding, levy, impost or obligation whatsoever, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, severance, service, service use, unemployment, social security, stamp, custom, escheat, excise, or real or personal property taxes, together with any interest, penalties, additions to tax or additional amounts imposed or assessed with respect thereto imposed by any taxing authority with respect thereto and (B) any obligations under any agreements or arrangements with respect to any Taxes described in subclause (A) above.

3.10 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, (a) Office Depot or its subsidiaries own, license or otherwise have rights to use all patents, trademarks, trade dress, copyrights, trade secrets, know-how and other proprietary rights and information used or held for use in connection with the businesses of Office Depot and its subsidiaries as currently conducted and (b) there has not been any written assertion or claim against Office Depot or its subsidiaries challenging the validity of or the use by Office Depot or its subsidiaries of any of the foregoing. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, and other than licenses generally available to the public at reasonable cost, no licenses or other rights to use any patents, trademarks, trade names, trade dress, copyrights, service marks, trade secrets, know-how or other proprietary rights are necessary for the operation of the business of Office Depot or its subsidiaries in substantially the same manner as such business is presently conducted. To the knowledge of Office Depot, the conduct of the businesses of Office Depot and its subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any patent, trademark, trade dress, trade name, service mark, copyright, trade secret or other proprietary right of any third party except for any infringement, misappropriation or other violation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, (i) there are no current infringements, misappropriations or other violations of any intellectual property owned by Office Depot or its subsidiaries and (ii) the intellectual property owned by Office Depot or its subsidiaries is not the subject of any pending Action.

3.11 Title to and Condition of Properties. Office Depot has provided to OfficeMax a true and complete in all material respects list of all real property leased by Office Depot or its subsidiaries pursuant to leases providing for the occupancy, in each case, of (a) a retail store or (b) other facilities in excess of 20,000 square feet (each lease specified by clause (a) or (b) above, a “Relevant Lease”) and the location of the premises. Office Depot is not in default under any of such leases, except where the existence of such defaults, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Office Depot has provided to OfficeMax a true and complete in all material respects list of all real property that Office Depot or any of its subsidiaries owns. With respect to each such item of owned real property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot: (i) Office Depot or the identified subsidiary has good and clear record and marketable title to such property, insurable by a recognized national title insurance company at standard rates, free and clear of any security interest, easement, covenant or other restriction, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property and (ii) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

3.12 Registration Statement; Joint Proxy Statement. None of the information supplied or to be supplied by Office Depot for inclusion or incorporation by reference in the registration statement on Form S-4 (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the “Registration Statement”) to be filed with the Commission by Office Depot under the Securities Act, including the prospectus relating to shares of Office Depot Common Stock to be issued pursuant to this Agreement (as it may be amended or supplemented and including any such amendments or supplements, the “Prospectus”) and the joint proxy statement and form of proxies relating to the OfficeMax Stockholders Meeting and the Office Depot Stockholders Meeting (as it may be amended, supplemented or modified and including any such amendments or supplements, the “Joint Proxy Statement”), at the time the Registration Statement becomes effective or, in the case of the Joint Proxy Statement, at the date of mailing and at the date of the OfficeMax Stockholders Meeting or the Office Depot Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Registration Statement and Joint Proxy Statement, except for such portions thereof that relate only to OfficeMax and its subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

3.13 Litigation. As of the date of this Agreement, there is no suit, claim, action, proceeding, litigation, arbitration, mediation or investigation (an “Action”) pending or, to the knowledge of Office Depot, threatened against Office Depot or any of its subsidiaries or their respective officers or directors that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Office Depot. Neither Office Depot nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Office Depot. Since January 1, 2010 through the date of this Agreement, neither Office Depot nor any of its subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to Office Depot’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of Office Depot.

3.14 Brokerage and Finder’s Fees. Except for Office Depot’s obligations to the Office Depot Financial Advisors, neither Office Depot, any of its subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of Office Depot or its subsidiaries any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

3.15 Reorganization. Neither Office Depot nor any of its affiliates has taken or agreed to take any action, has failed to take any action, or has knowledge of any fact, agreement, plan or other circumstance, that would be reasonably likely to prevent or impede (a) the First Merger and the LLC Conversion, taken together, or (b) the Second Merger and the Third Merger, taken together, from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) to the Office Depot Disclosure Schedule sets forth a list of each material Office Depot Plan. “Office Depot Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA), any employment, individual consulting or other compensation agreements and any bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, salary continuation, health or life insurance or fringe benefit plan, program or agreement, in each case that are sponsored, maintained or contributed to by Office Depot or any of its subsidiaries for the benefit of current or former employees, directors or consultants of Office Depot or its subsidiaries or to which Office Depot or any of its subsidiaries has any obligation or liability (contingent or otherwise); provided, however, that Office Depot Plans shall not include any Office Depot Foreign Plan or any Multiemployer Plan. For purposes of this Agreement, the term “Office Depot Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as an Office Depot Plan had it been a United States plan, program or contract. With respect to each material Office Depot Plan and each material Office Depot Foreign Plan, Office Depot has provided or made available to OfficeMax a true, correct and complete copy of the following (where applicable): (i) each writing constituting a part of such Office Depot Plan or such Office Depot Foreign Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and other funding vehicles; (ii) the most recent annual report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any, and (vi) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents delivered or made available to OfficeMax, as of the date of this Agreement, there are no material amendments to any Office Depot Plan or Office Depot Foreign Plan that have been adopted or approved nor has Office Depot or any of its subsidiaries undertaken to make any such amendments or to adopt or approve any material new Office Depot Plan or new Office Depot Foreign Plan.

(b) With respect to each Office Depot Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Office Depot Plans”), the Internal Revenue Service has issued a favorable determination letter with respect to such Qualified Office Depot Plan and the related trust that has not been revoked, and no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Office Depot Plan or the related trust.

(c) All contributions required to be made to any Office Depot Plan by Applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Office Depot Plan, before the date of this Agreement have been made or paid in full in all material respects on or before the final due date thereof.

(d) Office Depot and its subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to the Office Depot Plans. Each Office Depot Plan has been operated in material compliance with its terms. There is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an Office Depot Plan or the imposition of any lien on the assets of Office Depot or any of its subsidiaries under ERISA or the Code.

(e) No Office Depot Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(f) Neither Office Depot nor any of its subsidiaries or ERISA Affiliates is obligated to contribute currently or has been obligated to contribute during the immediately preceding six years to a Multiemployer Plan or a Multiple Employer Plan. Neither Office Depot nor any of its ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full.

(g) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, neither Office Depot nor any of its subsidiaries has any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will result in, cause the accelerated vesting, funding of any amounts to a rabbi trust or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of Office Depot or any of its subsidiaries. Without limiting the generality of the foregoing, no amount paid or payable by Office Depot or any of its subsidiaries in connection with the transactions contemplated by this Agreement either solely as a result thereof or as a result of such transactions in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) There are no pending or to the knowledge of Office Depot threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Office Depot Plans, any fiduciaries thereof with respect to their duties to the Office Depot Plans or the assets of any of the trusts under any of the Office Depot Plans which would result in any material liability of Office Depot or any of its subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor or any Multiemployer Plan.

(j) Neither Office Depot nor any of its subsidiaries is a party to, or bound by, or as of the date of this Agreement negotiating, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization or other employee representative. There is no material labor strike, slowdown, work stoppage or lockout pending or, to the knowledge of Office Depot, threatened against Office Depot, and Office Depot has not experienced any material labor dispute since January 1, 2010. To the knowledge of Office Depot, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Office Depot or any of its subsidiaries, and there have not been any such material organizational efforts since January 1, 2010.

(k) Each Office Depot Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code, based upon a good faith, reasonable interpretation of Section 409A of the Code and the final regulations issued thereunder or Internal Revenue Service Notice 2005-1.

(l) Each Office Depot Option (i) was granted in compliance with all Applicable Law and all of the terms and conditions of the Office Depot Plan pursuant to which it was issued, (ii) has an exercise price per share of Office Depot Common Stock equal to or greater than the fair market value of a share of Office Depot Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the Office Depot Board or compensation committee actually awarded such Office Depot Option.

(m) All Office Depot Foreign Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable legal requirements; (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment; and (iii) if they are required to be funded and/or book-reserved are so funded and/or book reserved, as applicable.

3.17 Contracts. As of the date of this Agreement, Section 3.17 to the Office Depot Disclosure Schedule lists all contracts, agreements, guarantees, leases and executory commitments (each a “Contract”) other than Office Depot Plans or Office Depot Foreign Plans to which Office Depot or any of its subsidiaries is a party and that fall within any of the following categories: (a) Contracts (other than Contracts that fall within any of the categories set forth in clauses (b) through (h) below) not entered into in the ordinary course of business other than those that are not material to the business of Office Depot and its subsidiaries, taken as a whole, (b) joint venture and partnership agreements, (c) Contracts containing covenants limiting, or purporting to limit, the freedom of Office Depot or its subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals, (d) Contracts which contain minimum purchase conditions in excess of $25,000,000 with respect to inventory purchases by Office Depot or its subsidiaries for resale, and in excess of $5,000,000 with respect to other purchase obligations by Office Depot or its subsidiaries, or Contracts that otherwise restrict or limit, or purport to restrict or limit, the purchasing relationships of Office Depot or its affiliates, (e) Contracts relating to any outstanding commitment for capital expenditures by Office Depot or its subsidiaries in excess of $15,000,000, (f) indentures, mortgages, promissory notes, loan agreements or guarantees of borrowed money made by Office Depot or its subsidiaries in excess of $15,000,000, letters of credit issued on behalf of Office Depot or its subsidiaries or commitments for the borrowing or the lending of amounts by Office Depot or its subsidiaries in excess of $15,000,000 or providing for the creation of any charge, security interest, encumbrance or lien upon any of the assets of Office Depot or its subsidiaries with an aggregate value in excess of $15,000,000, (g) Contracts related to the acquisition or disposition of assets or stock providing for “earn-outs” payable by Office Depot or its subsidiaries involving more than $15,000,000 in the aggregate over the term of the Contract from and after the date of this Agreement and (h) Contracts with or for the benefit of any affiliate of Office Depot or immediate family member thereof (other than subsidiaries of Office Depot) involving more than $5,000,000 in the aggregate per affiliate. All such Contracts and all contracts to which Office Depot or its subsidiaries is a party and which involve annual revenues to the business of Office Depot and its subsidiaries in excess of 1% of Office Depot’s consolidated annual revenues (each, a “Material Office Depot Contract”) are (assuming due authorization, execution and delivery by each other party thereto) valid and binding obligations of Office Depot or its subsidiaries, as applicable, and, to the knowledge of Office Depot, the valid and binding obligation of each other party thereto, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Neither Office Depot nor its subsidiaries nor, to the knowledge of Office Depot, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Material Office Depot Contract except for such violations or defaults under or terminations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot. Office Depot has not entered into any confidentiality or standstill agreements that will, by their terms, terminate upon the execution of this Agreement or the public announcement of the Transactions.

3.18 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Office Depot as of September 29, 2012 included in the Office Depot SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 3.18 to the Office Depot Disclosure Schedule, Office Depot, together with its subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Office Depot and its subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on Office Depot.

3.19 Operation of Office Depot’s Business. Since September 29, 2012 through the date of this Agreement, neither Office Depot nor any of its subsidiaries has engaged in any transaction that, if done after execution of this Agreement, would violate in any material respect Section 6.1.

3.20 Permits. Office Depot and its subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as it is now being conducted (collectively, the “Office Depot Permits”), except where the failure to be in possession of such Office Depot Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, and there is no Action pending or, to the knowledge of Office Depot, threatened regarding any of the Office Depot Permits that, if successful, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Neither Office Depot nor any of its subsidiaries is in conflict with, or in default or violation of any of the Office Depot Permits, except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot.

3.21 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have an aggregate liability of over $100,000,000, (a) the properties, operations and activities of Office Depot and its subsidiaries are in compliance with all applicable Environmental Laws and all past noncompliance of Office Depot or any Office Depot subsidiary with any Environmental Laws or Environmental Permits that has been resolved with any Governmental Authority has been resolved without any pending, ongoing or future obligation, cost or liability, and, to Office Depot’s knowledge, there has been no other past noncompliance of Office Depot or any of Office Depot’s subsidiaries with any Environmental Laws or Environmental Permits; (b) Office Depot and its subsidiaries and the properties and operations of Office Depot and its subsidiaries are not subject to any existing, pending or, to the knowledge of Office Depot, threatened Action by or before any Governmental Authority under any Environmental Law or regarding any Hazardous Materials; (c) there has been no release of any Hazardous Materials by Office Depot or its subsidiaries into the environment and, to Office Depot’s knowledge, there has been no release of any Hazardous Materials in connection with the properties or operations of Office Depot or its subsidiaries; (d) to Office Depot’s knowledge, there has been no exposure of any Person or property to any Hazardous Materials in connection with the properties, operations and activities of Office Depot or its subsidiaries; and (e) as of the date of this Agreement, Office Depot and its subsidiaries have made available to OfficeMax internal and external environmental audits and reports (in each case relevant to Office Depot or any of its subsidiaries) prepared since January 1, 2010 and in the possession of Office Depot or its subsidiaries sufficient to disclose any material facts and circumstances relating to any “recognized environmental condition” as that term is defined under ASTM E1527-05, material violation of, or material liability or other material issue under, any Environmental Law or regarding any material costs or liabilities relating to Hazardous Materials. The term “Environmental Laws” means all federal, state, local or foreign laws, including common law, relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or industrial, toxic or hazardous substances or wastes or terms of similar meaning (collectively, “Hazardous Materials” ) into the environment, or otherwise relating to the manufacture, processing, distribution, use, management, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder. “Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law. The representations and warranties contained in this Section 3.21 constitute the sole and exclusive representations and warranties made by Office Depot concerning environmental matters under this Agreement. Notwithstanding anything to the contrary in the preamble to this Article III, information disclosed in the Office Depot SEC Documents shall not in any way qualify this Section 3.21.

3.22 Opinion of Financial Advisors. The Office Depot Board has received, on the date prior to the date hereof, separate written opinions of Peter J. Solomon Company L.P. and of Morgan Stanley & Co. LLC (the “Office Depot Financial Advisors”) to the effect that, as of the date of such opinions and based upon and subject to various limitations, assumptions, factors and matters set forth therein, the Exchange Ratio is fair to Office Depot from a financial point of view.

3.23 Board Recommendation. The Office Depot Board, at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Transactions, taken together, are advisable and in the best interests of Office Depot and the Office Depot Stockholders and (b) resolved to recommend that the Office Depot Stockholders approve the issuance of shares of Office Depot Common Stock pursuant to this Agreement (the “Office Depot Board Recommendation”).

3.24 Merger Sub Two and Merger Sub Three.

(a) Merger Sub Two is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

(b) Merger Sub Three is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Third Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement. Merger Sub Three has been at all times and will, as of the date of this Agreement and through the Third Effective Time, be treated as disregarded as an entity separate from Office Depot for U.S. federal income tax purposes.

3.25 Takeover Statutes and Rights Agreement. The Office Depot Charter provides that Office Depot has expressly elected not to be governed by Section 203 of the DGCL and, prior to the date of this Agreement, the Office Depot Board has taken all action necessary to exempt under or make not subject to the restrictions of any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement; (b) the Transactions; and (c) the other transactions contemplated by this Agreement. None of the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby will result in (i) OfficeMax or any affiliate or associate of OfficeMax becoming an Acquiring Person (as defined in the Rights Agreement, dated as of October 24, 2012 (the “Office Depot Rights Agreement”), between Office Depot and Computershare Shareowner Services LLC), (ii) a Distribution Date or Stock Acquisition Date (each as defined in the Office Depot Rights Agreement) occurring, (iii) the Rights (as defined in the Office Depot Rights Agreement) separating from the underlying shares of Office Depot Common Stock or (iv) the holders of the Rights receiving the right to acquire securities of any party hereto. A true, correct and complete copy of the Office Depot Rights Agreement has been previously provided to OfficeMax.

3.26 Insurance. Section 3.26 to the Office Depot Disclosure Schedule sets forth a list of the policies of fire, theft, liability and other insurance maintained as of the date of this Agreement with respect to the assets or businesses of Office Depot and its subsidiaries for periods commencing on or after January 1, 2009 (copies of all of which policies have been previously made available to OfficeMax).

3.27 Treatment of Office Depot Preferred Stock. Office Depot has previously provided to OfficeMax true, correct and complete copies of all agreements entered into by Office Depot or its subsidiaries with the Office Depot Preferred Investors, including the Voting Agreement, the Termination Agreement, the Investor Rights Agreement, the Management Rights Letter and the Registration Rights Agreement, dated as of June 23, 2009, by and among Office Depot, the Investor Representative (as defined therein) and the Office Depot Preferred Investors (collectively, the “Office Depot Preferred Stock Agreements”). Each of the Office Depot Preferred Stock Agreements is in full force and effect and constitutes the legal, valid and binding obligation of Office Depot and, in the case of the Voting Agreement assuming due authorization, execution and delivery by OfficeMax, the Office Depot Preferred Investors, enforceable against such parties in accordance with its terms. Neither Office Depot nor any of the Office Depot Preferred Investors is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any of the Office Depot Preferred Stock Agreements.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF MAPLE

In order to induce Office Depot to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by OfficeMax to Office Depot and dated the date of this Agreement (the “OfficeMax Disclosure Schedule”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates) and subject to the information disclosed by OfficeMax in any OfficeMax SEC Document filed during the period from December 31, 2011 through the business day prior to the date of this Agreement (other than in any risk factor or other cautionary or forward-looking disclosure contained in such OfficeMax SEC Document), OfficeMax represents and warrants to Office Depot as follows:

4.1 Organization and Standing. Each of OfficeMax, Mapleby Holdco and Merger Sub One is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of OfficeMax, Mapleby Holdco and Merger Sub One is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax. OfficeMax is not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, as amended and restated, as in effect on the date of this Agreement (the “OfficeMax Charter”). Except as would not have an adverse effect on the ability of OfficeMax to consummate any of the transactions contemplated by this Agreement, OfficeMax is not currently in default of the performance, observance or fulfillment of any provision of its bylaws, as in effect on the date of this Agreement (the “OfficeMax Bylaws”). OfficeMax has complied with all of the requirements respecting the OfficeMax Series D Preferred Stock set forth in the OfficeMax Charter. Neither Mapleby Holdco nor Merger Sub One is in default of the performance, observance or fulfillment of any provisions of its certificate of incorporation or bylaws. OfficeMax has furnished to Office Depot a complete and correct copy of the OfficeMax Charter and the OfficeMax Bylaws and the certificates of incorporation and bylaws of Mapleby Holdco and Merger Sub One as they exist on the date of this Agreement. Listed in Section 4.1 to the OfficeMax Disclosure Schedule is each jurisdiction in which OfficeMax or a subsidiary of OfficeMax organized under the laws of a state within the United States is qualified to do business as of the date of this Agreement.

4.2 Subsidiaries. OfficeMax does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity. OfficeMax is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any such entity that is not wholly owned by OfficeMax. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of OfficeMax’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by OfficeMax free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each subsidiary of OfficeMax as of the date of this Agreement is set forth in Section 4.2 to the OfficeMax Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) for a subsidiary which is not wholly owned (directly or indirectly) by OfficeMax, its authorized capital stock or share capital; and (c) for a subsidiary which is not wholly owned (directly or indirectly) by OfficeMax, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof to the extent known to OfficeMax and the number of issued and outstanding shares of capital stock or share capital beneficially owned by OfficeMax. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any subsidiary of OfficeMax, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any subsidiary of OfficeMax, and neither OfficeMax nor any subsidiary of OfficeMax has any obligation to repurchase or redeem any securities of any subsidiary of OfficeMax or any predecessor thereof. Each of OfficeMax’s subsidiaries is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement.

4.3 Corporate Power and Authority. Each of OfficeMax, Mapleby Holdco and Merger Sub One has all requisite corporate or company power and authority to enter into and deliver this Agreement and, subject to (i) receipt of the OfficeMax Stockholder Approval, (ii) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (iii) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (iv) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by each of OfficeMax, Mapleby Holdco and Merger Sub One have been duly authorized by all necessary corporate or company action on the part of OfficeMax, Mapleby Holdco and Merger Sub One, subject to (A) receipt of the OfficeMax Stockholder Approval, (B) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (C) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (D) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion. This Agreement has been duly executed and delivered by each of OfficeMax, Mapleby Holdco and Merger Sub One and, assuming due authorization, execution and delivery by Office Depot, Merger Sub Two and Merger Sub Three, constitutes the legal, valid and binding obligation of each of OfficeMax, Mapleby Holdco and Merger Sub One enforceable against each of them in accordance with its terms. The affirmative vote of holders of a majority of the outstanding shares of OfficeMax Common Stock and OfficeMax Series D Preferred Stock entitled to vote thereon on the record date for the OfficeMax Stockholders Meeting, voting together as a single class, with respect to the First Merger and the Second Merger are the only votes of the holders of any class or series of capital stock of OfficeMax necessary to adopt this Agreement and to approve the transactions contemplated by this Agreement (the “OfficeMax Stockholder Approval”).

4.4 Capitalization of OfficeMax, Mapleby Holdco and Merger Sub One.

(a) As of the date hereof, OfficeMax’s authorized capital stock consisted solely of (i) 200,000,000 shares of common stock, par value $2.50 per share (“OfficeMax Common Stock”), of which, as of the Measurement Date, (A) 86,884,058 shares were issued and outstanding, (B) no shares were issued and held in treasury, (C) 875,890 shares were reserved for the conversion or redemption of the OfficeMax Series D Preferred Stock, (D) 3,804,852 shares were reserved for issuance under OfficeMax’s 2003 Incentive and Performance Plan, (E) 1,240,649 shares were reserved for issuance under OfficeMax’s Key Executive Stock Option Plan, (F) 32,773 shares were reserved for issuance under OfficeMax’s Director Stock Compensation Plan, (G) 44,323 shares were reserved for issuance under OfficeMax’s Director Stock Option Plan, (H) 30,816 shares were reserved for issuance under OfficeMax’s 2001 Key Executive Deferred Compensation Plan and (I) 24,486 shares were reserved for issuance under OfficeMax’s 2003 Director Stock Compensation Plan; and (ii) 10,000,000 shares of preferred stock, without par value, none of which was issued and outstanding or reserved for issuance except 6,745,347 shares designated as Convertible Preferred Stock, Series D, without par value (“OfficeMax Series D Preferred Stock”), of which, as of the Measurement Date, 608,692.856 were issued and outstanding. Each outstanding share of OfficeMax capital stock is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive or similar rights. As of the date of this Agreement, other than as set forth in the first sentence of this Section 4.4(a), there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by OfficeMax of any equity securities of OfficeMax, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of OfficeMax and neither OfficeMax nor any OfficeMax subsidiary has any obligation to issue any additional securities or to pay for or repurchase any securities of OfficeMax. The OfficeMax Common Stock is registered under the Exchange Act. Section 4.4 to the OfficeMax Disclosure Schedule sets forth as of the Measurement Date, a complete and correct list of all outstanding OfficeMax Stock-Based Awards and OfficeMax Options, the number of shares of OfficeMax Common Stock issuable thereunder or with respect thereto and the exercise price (if any), and OfficeMax has granted no other such awards since the Measurement Date and prior to the date of this Agreement.

(b) Mapleby Holdco’s authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 1,000 were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Mapleby Holdco are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by OfficeMax as of the date hereof, free and clear of any liens, pledges, security interests, claims or other encumbrances. Prior to the First Effective Time, the certificate of incorporation and bylaws of Mapleby Holdco will be amended to be in the same form as the OfficeMax Charter and the OfficeMax Bylaws, including to authorize the same number of shares of capital stock as currently authorized by the OfficeMax Charter. Merger Sub One’s authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 1,000 were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Merger Sub One are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by Mapleby Holdco, free and clear of any liens, pledges, security interests, claims or other encumbrances.

(c) No subsidiary of OfficeMax owns any OfficeMax Common Stock or any OfficeMax Series D Preferred Stock (or any security convertible into or exchangeable for OfficeMax Common Stock or OfficeMax Series D Preferred Stock).

4.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by OfficeMax, Mapleby Holdco or Merger Sub One nor the consummation of the Transactions will:

(a) conflict with, or result in a breach of any provision of, the OfficeMax Certificate or the OfficeMax Bylaws or the certificates of incorporation or bylaws of Mapleby Holdco or Merger Sub One, subject to (i) the receipt of the OfficeMax Stockholder Approval, (ii) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (iii) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (iv) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion;

(b) assuming compliance with the matters referred to in Section 4.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of OfficeMax or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which OfficeMax or any of its subsidiaries is a party;

(c) violate any Applicable Law applicable to OfficeMax or any of its subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by OfficeMax or any of its affiliates with, any third party or any Governmental Authority, other than (i) (A) receipt of the OfficeMax Stockholder Approval, (B) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (C) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (D) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion, (ii) actions required by the

HSR Act, (iii) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, (iv) the Delaware Filings, and (v) consents or approvals of, or notifications to, any Governmental Authority (including under Antitrust Laws) set forth in Section 4.5(d)(v) to the OfficeMax Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax or a material adverse effect on the ability of OfficeMax to consummate any of the transactions contemplated by this Agreement.

4.6 No Material Adverse Effect. Since September 29, 2012 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax.

4.7 OfficeMax SEC Documents; Controls; Registration Rights.

(a) OfficeMax has timely filed or received the appropriate extension of time within which to file with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2010 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the “OfficeMax SEC Documents”). The OfficeMax SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, subject in the case of subclauses (a)(i) and (a)(ii) to restatements filed with the Commission prior to the date of this Agreement. The financial statements of OfficeMax included in the OfficeMax SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the Commission prior to the date of this Agreement) the consolidated financial position of OfficeMax and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of OfficeMax is subject to the periodic reporting requirements of the Exchange Act other than as part of OfficeMax’s consolidated group or required to file any form, report or other document with the Commission, the NYSE, any other stock exchange or comparable Governmental Authority.

(b) OfficeMax maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. OfficeMax (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by OfficeMax in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including that information required to be disclosed by OfficeMax in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of OfficeMax as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent evaluation by the Chief Executive Officer and Chief Financial Officer of OfficeMax of OfficeMax’s internal control over financial reporting, to its auditors and the Audit Committee of the OfficeMax Board (A) all significant deficiencies and material weaknesses in the design or operation of OfficeMax’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in OfficeMax’s internal control over financial reporting.

(c) OfficeMax has no agreement, arrangement or understandings to register any securities of OfficeMax or any of its subsidiaries under the Securities Act or under any state securities law and has not granted registration rights to any Person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

4.8 Compliance with Law.

(a) OfficeMax and its subsidiaries are in compliance with, and at all times since January 1, 2010 have been in compliance with, all Applicable Law relating to OfficeMax , its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Law, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax or where such non-compliance has been cured. No investigation or review by any Governmental Authority with respect to OfficeMax or its subsidiaries is pending or, to the knowledge of OfficeMax, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax.

(b) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax:

(i) OfficeMax and each of its subsidiaries have at all times since January 1, 2010 conducted transactions in accordance with (A) all applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (B) all other applicable import/export controls in other countries in which OfficeMax conducts business, including the United States Export Administration Regulations, Foreign Assets Control Regulations, International Traffic in Arms Regulations, the Trading With The Enemy Act, International Emergency Economic Powers Act and all regulations and executive orders issued pursuant thereto, and other United States government regulations and executive orders that restrict trade or services with non-United States or other prohibited Persons.

(ii) Since January 1, 2010, neither OfficeMax nor any of its subsidiaries nor, to the knowledge of OfficeMax , any of their respective officers, directors, agents, distributors, employees or other Person acting on behalf of OfficeMax or its subsidiaries have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to OfficeMax or any of its subsidiaries in any jurisdiction other than the United States (collectively, the “OfficeMax FCPA”), or, to the knowledge of OfficeMax, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. OfficeMax has established reasonable internal controls and procedures intended to ensure compliance with the OfficeMax FCPA.

4.9 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax:

(a) OfficeMax and its subsidiaries (i) have duly filed all Tax Returns required to have been filed by or with respect to OfficeMax or any of its subsidiaries, and all such Tax Returns are true and correct; (ii) have within the time and manner prescribed by Applicable Law paid all Taxes required to be paid by them; (iii) have adequate accruals and reserves on the financial statements included in the OfficeMax SEC Documents as of the date of this Agreement for Taxes in accordance with GAAP; (iv) are not delinquent in the payment of any Tax and have not requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed; and (v) have not received written notice of any deficiencies for any Tax from any taxing authority, against OfficeMax or any of its subsidiaries for which there are not adequate reserves on the financial statements included in the OfficeMax SEC Documents as of the date of this Agreement. Neither OfficeMax nor any of its subsidiaries is the subject of any currently ongoing Tax audit, Action or other proceeding with respect to Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which either payment has been made or there are adequate reserves on the financial statements included in the OfficeMax SEC Documents as of the date of this Agreement. Neither OfficeMax nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of OfficeMax or any of its subsidiaries (other than liens for Taxes not yet due). No claim has ever been made in writing by a taxing authority of a jurisdiction where OfficeMax or one of its subsidiaries has not filed Tax Returns claiming that OfficeMax or such subsidiary is or may be subject to taxation by that jurisdiction.

(b) OfficeMax and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) Neither OfficeMax nor any of its subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Second Merger. OfficeMax is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code.

(d) Neither OfficeMax nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, nor any other “reportable transaction” within the meaning of such Treasury Regulation.

4.10 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, (a) OfficeMax or its subsidiaries own, license or otherwise have rights to use all patents, trademarks, trade dress, copyrights, trade secrets, know-how and other proprietary rights and information used or held for use in connection with the businesses of OfficeMax and its subsidiaries as currently conducted and (b) there has not been any written assertion or claim against OfficeMax or its subsidiaries challenging the validity of or the use by OfficeMax or its subsidiaries of any of the foregoing. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, and other than licenses generally available to the public at reasonable cost, no licenses or other rights to use any patents, trademarks, trade names, trade dress, copyrights, service marks, trade secrets, know-how or other proprietary rights are necessary for the operation of the business of OfficeMax or its subsidiaries in substantially the same manner as such business is presently conducted. To the knowledge of OfficeMax, the conduct of the businesses of OfficeMax and its subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any patent, trademark, trade dress, trade name, service mark, copyright, trade secret or other proprietary right of any third party except for any infringement, misappropriation or other violation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, (i) there are no current infringements, misappropriations or other violations of any intellectual property owned by OfficeMax or its subsidiaries and (ii) the intellectual property owned by OfficeMax or its subsidiaries is not the subject of any pending Action.

4.11 Title to and Condition of Properties.

(a) OfficeMax has provided to Office Depot a true and complete in all material respects list of all real property leased by OfficeMax or its subsidiaries pursuant to a Relevant Lease and the location of the premises. OfficeMax is not in default under any of such leases, except where the existence of such defaults, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax.

(b) OfficeMax has provided to Office Depot a true and complete in all material respects list of all real property that OfficeMax or any of its subsidiaries owns. With respect to each such item of owned real property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax: (i) OfficeMax or the identified subsidiary has good and clear record and marketable title to such property, insurable by a recognized national title insurance company at standard rates, free and clear of any security interest, easement, covenant or other restriction, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property and (ii) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

4.12 Registration Statement; Joint Proxy Statement. None of the information supplied or to be supplied by OfficeMax for inclusion or incorporation by reference in the Registration Statement, including the Prospectus and the Joint Proxy Statement, at the time the Registration Statement becomes effective or, in the case of the Joint Proxy Statement, at the date of mailing and at the date of the OfficeMax Stockholders Meeting or the Office Depot Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement, except for such portions thereof that relate only to Office Depot and its subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

4.13 Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of OfficeMax, threatened against OfficeMax or any of its subsidiaries or their respective officers or directors that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on OfficeMax. Neither OfficeMax nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on OfficeMax. Since January 1, 2010 through the date of this Agreement, neither OfficeMax nor any of its subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to OfficeMax’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of OfficeMax.

4.14 Brokerage and Finder’s Fees. Except for OfficeMax’s obligations to the OfficeMax Financial Advisor, neither OfficeMax, any of its subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of OfficeMax or its subsidiaries any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

4.15 Reorganization. Neither OfficeMax nor any of its affiliates has taken or agreed to take any action, has failed to take any action, or has knowledge of any fact, agreement, plan or other circumstance, that would be reasonably likely to prevent or impede (a) the First Merger and the LLC Conversion, taken together, or (b) the Second Merger and the Third Merger, taken together, from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

4.16 Employee Benefit Plans.

(a) Section 4.16(a) to the OfficeMax Disclosure Schedule sets forth a list of each material OfficeMax Plan. “OfficeMax Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA), any employment, individual consulting or other compensation agreements and any bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, salary continuation, health or life insurance or fringe benefit plan, program or agreement, in each case that are sponsored, maintained or contributed to by OfficeMax or any of its subsidiaries for the benefit of current or former employees, directors or consultants of OfficeMax or its subsidiaries or to which OfficeMax or any of its subsidiaries has any obligation or liability (contingent or otherwise); provided, however, that OfficeMax Plans shall not include any OfficeMax Foreign Plan or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”). For purposes of this Agreement, the term “OfficeMax Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as an OfficeMax Plan had it been a United States plan, program or contract. With respect to each material OfficeMax Plan and each material OfficeMax Foreign Plan, OfficeMax has provided or made available to Office Depot a true, correct and complete copy of the following (where applicable): (i) each writing constituting a part of such OfficeMax Plan or such OfficeMax Foreign Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and other funding vehicles; (ii) the most recent annual report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any, and (vi) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents delivered or made available to Office Depot, as of the date of this Agreement, there are no material amendments to any OfficeMax Plan or OfficeMax Foreign Plan that have been adopted or approved nor has OfficeMax or any of its subsidiaries undertaken to make any such amendments or to adopt or approve any material new OfficeMax Plan or new OfficeMax Foreign Plan.

(b) With respect to each OfficeMax Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified OfficeMax Plans”), the Internal Revenue Service has issued a favorable determination letter with respect to such Qualified OfficeMax Plan and the related trust that has not been revoked, and no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified OfficeMax Plan or the related trust.

(c) All contributions required to be made to any OfficeMax Plan by Applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any OfficeMax Plan, before the date of this Agreement have been made or paid in full in all material respects on or before the final due date thereof.

(d) OfficeMax and its subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to the OfficeMax Plans. Each OfficeMax Plan has been operated in material compliance with its terms. There is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an OfficeMax Plan or the imposition of any lien on the assets of OfficeMax or any of its subsidiaries under ERISA or the Code.

(e) With respect to each OfficeMax Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there has been no (A) failure by OfficeMax or any of its subsidiaries or ERISA Affiliates to make by its due date a required installment under Section 430(j) of the Code or any failure by any such OfficeMax Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such OfficeMax Plan, whether or not waived or (B) determination that any such OfficeMax Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (ii) the fair market value of the assets of such OfficeMax Plan equals or exceeds the actuarial present value of all accrued benefits under such OfficeMax Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the OfficeMax or any of its subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such OfficeMax Plan and, to OfficeMax’s knowledge, no condition exists that reasonably could be expected to present a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such OfficeMax Plan.

(f) Neither OfficeMax nor any of its subsidiaries or ERISA Affiliates is obligated to contribute currently or has been obligated to contribute during the immediately preceding six years to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(g) There does not now exist, and there are no currently existing circumstances that would result in, any material Controlled Group Liability that would be a liability of OfficeMax or any of its subsidiaries or ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither OfficeMax nor any of its subsidiaries nor any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

(h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, neither OfficeMax nor any of its subsidiaries has any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will result in, cause the accelerated vesting, funding of any amounts to a rabbi trust or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of OfficeMax or any of its subsidiaries. Without limiting the generality of the foregoing, no amount paid or payable by OfficeMax or any of its subsidiaries in connection with the transactions contemplated by this Agreement either solely as a result thereof or as a result of such transactions in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code. Prior to the date hereof, OfficeMax has amended, or caused to be amended, the OfficeMax Deferred Compensation and Benefits Trust (as amended and restated as of November 1, 2011, the “OfficeMax DCB Trust”) and any other OfficeMax Plan, as applicable, such that no amounts shall be required to be funded to the OfficeMax DCB Trust or any other trust or similar funding instrument relating to any such OfficeMax Plan (excluding trusts with respect to tax-qualified, registered or similar retirement plans and, for the avoidance of doubt, trusts with respect to indemnification agreements described in Section 6.2 of the OfficeMax Disclosure Schedule) in connection with the execution of this Agreement, the public announcement or consummation of the transactions contemplated herein or for any other reason prior to the earlier of the Closing and the termination of this Agreement. Prior to the date hereof, OfficeMax has amended, or caused to be amended, the OfficeMax 2001 Key Executive Deferred Compensation Plan (as amended through September 26, 2003, the “2001 DCP”) and any other OfficeMax Plan, as applicable, such that account balances and/or benefit accruals under the 2001 DCP or such other OfficeMax Plan shall not be credited with any increased interest rate in connection with the execution of this Agreement or the consummation of the Transactions and the other transactions contemplated herein or for any other reason prior to the earlier of the Closing and the termination of this Agreement.

(j) There are no pending or to the knowledge of OfficeMax threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the OfficeMax Plans, any fiduciaries thereof with respect to their duties to the OfficeMax Plans or the assets of any of the trusts under any of the OfficeMax Plans which would result in any material liability of OfficeMax or any of its subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor or any Multiemployer Plan.

(k) Neither OfficeMax nor any of its subsidiaries is a party to, or bound by, or as of the date of this Agreement negotiating, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization or other employee representative. There is no material labor strike, slowdown, work stoppage or lockout pending or, to the knowledge of OfficeMax, threatened against OfficeMax, and OfficeMax has not experienced any material labor dispute since January 1, 2010. To the knowledge of OfficeMax, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of OfficeMax or any of its subsidiaries, and there have not been any such material organizational efforts since January 1, 2010.

(l) Each OfficeMax Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code, based upon a good faith, reasonable interpretation of Section 409A of the Code and the final regulations issued thereunder or Internal Revenue Service Notice 2005-1.

(m) Each OfficeMax Option (i) was granted in compliance with all Applicable Law and all of the terms and conditions of the OfficeMax Plan pursuant to which it was issued, (ii) has an exercise price per share of OfficeMax Common Stock equal to or greater than the fair market value of a share of OfficeMax Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the OfficeMax Board or compensation committee actually awarded such OfficeMax Option.

(n) All OfficeMax Foreign Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable legal requirements; (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment; and (iii) if they are required to be funded and/or book-reserved are so funded and/or book reserved, as applicable.

4.17 Contracts. As of the date of this Agreement, Section 4.17 to the OfficeMax Disclosure Schedule lists all Contracts other than OfficeMax Plans or OfficeMax Foreign Plans to which OfficeMax or any of its subsidiaries is a party and that fall within any of the following categories: (a) Contracts (other than Contracts that fall within any of the categories set forth in clauses (b) through (i) below) not entered into in the ordinary course of business other than those that are not material to the business of OfficeMax and its subsidiaries, taken as a whole, (b) joint venture and partnership agreements, (c) Contracts containing covenants limiting, or purporting to limit, the freedom of OfficeMax or its subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals, (d) Contracts which after the Second Effective Time would have the effect, or purport to have the effect, of limiting the freedom of Office Depot or its subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals, (e) Contracts which contain minimum purchase conditions in excess of $25,000,000 with respect to inventory purchases by OfficeMax or its subsidiaries for resale, and in excess of $5,000,000 with respect to other purchase obligations by OfficeMax or its subsidiaries, or Contracts that otherwise restrict or limit, or purport to restrict or limit, the purchasing relationships of OfficeMax or its affiliates, (f) Contracts relating to any outstanding commitment for capital expenditures by OfficeMax or its subsidiaries in excess of $15,000,000, (g) indentures, mortgages, promissory notes, loan agreements or guarantees of borrowed money made by OfficeMax or its subsidiaries in excess of $15,000,000, letters of credit issued on behalf of OfficeMax or its subsidiaries or commitments for the borrowing or the lending of amounts by OfficeMax or its subsidiaries in excess of $15,000,000 or providing for the creation of any charge, security interest, encumbrance or lien upon any of the assets of OfficeMax or its subsidiaries with an aggregate value in excess of $15,000,000, (h) Contracts related to the acquisition or disposition of assets or stock providing for “earn-outs” payable by OfficeMax or its subsidiaries involving more than $15,000,000 in the aggregate over the term of the Contract from and after the date of this Agreement and (i) Contracts with or for the benefit of any affiliate of OfficeMax or immediate family member thereof (other than subsidiaries of OfficeMax) involving more than $5,000,000 in the aggregate per affiliate. All such Contracts and all contracts to which OfficeMax or its subsidiaries is a party and which involve annual revenues to the business of OfficeMax and its subsidiaries in excess of 1% of OfficeMax’s consolidated annual revenues (each, a

“Material OfficeMax Contract”) are (assuming due authorization, execution and delivery by each other party thereto) valid and binding obligations of OfficeMax or its subsidiaries, as applicable, and, to the knowledge of OfficeMax, the valid and binding obligation of each other party thereto, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax. Neither OfficeMax nor its subsidiaries nor, to the knowledge of OfficeMax, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Material OfficeMax Contract except for such violations or defaults under or terminations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax. Set forth in Section 4.17 to the OfficeMax Disclosure Schedule is the amount of the annual premium currently paid by OfficeMax and its subsidiaries for its directors’ and officers’ liability insurance as of the date of this Agreement. OfficeMax has not entered into any confidentiality or standstill agreements that will, by their terms, terminate upon the execution of this Agreement or the public announcement of the Transactions.

4.18 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of OfficeMax as of September 29, 2012 included in the OfficeMax SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 4.18 to the OfficeMax Disclosure Schedule, OfficeMax, together with its subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of OfficeMax and its subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on OfficeMax.

4.19 Operation of OfficeMax’s Business. Since September 29, 2012 through the date of this Agreement, neither OfficeMax nor any of its subsidiaries has engaged in any transaction that, if done after execution of this Agreement, would violate in any material respect Section 6.2.

4.20 Permits. OfficeMax and its subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as it is now being conducted (collectively, the “OfficeMax Permits”), except where the failure to be in possession of such OfficeMax Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, and there is no Action pending or, to the knowledge of OfficeMax, threatened regarding any of the OfficeMax Permits that, if successful, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax. Neither OfficeMax nor any of its subsidiaries is in conflict with, or in default or violation of any of the OfficeMax Permits, except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax.

4.21 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have an aggregate liability of over $100,000,000, (a) the properties, operations and activities of OfficeMax and its subsidiaries are in compliance with all applicable Environmental Laws and all past noncompliance of OfficeMax or any OfficeMax subsidiary with any Environmental Laws or Environmental Permits that has been resolved with any Governmental Authority has been resolved without any pending, ongoing or future obligation, cost or liability, and, to OfficeMax’s knowledge, there has been no other past noncompliance of OfficeMax or any of OfficeMax’s subsidiaries with any Environmental Laws or Environmental Permits; (b) OfficeMax and its subsidiaries and the properties and operations of OfficeMax and its subsidiaries are not subject to any existing, pending or, to the knowledge of OfficeMax, threatened Action by or before any Governmental Authority under any Environmental Law or regarding any Hazardous Materials; (c) there has been no release of any Hazardous Materials by OfficeMax or its subsidiaries into the environment and, to OfficeMax’s knowledge, there has been no release of any Hazardous Materials in connection with the properties or operations of OfficeMax or its subsidiaries; (d) to OfficeMax’s knowledge, there has been no exposure of any Person or property to any Hazardous Materials in connection with the properties, operations and activities of OfficeMax or its subsidiaries; and (e) as of the date of this Agreement, OfficeMax and its subsidiaries have made available to Office Depot internal and external environmental audits and reports (in each case relevant to OfficeMax or any of its subsidiaries) prepared since January 1, 2010 and in the possession of OfficeMax or its subsidiaries sufficient to disclose any material facts and circumstances relating to any “recognized environmental condition” as that term is defined under ASTM E1527-05, material violation of, or material liability or other material issue under, any Environmental Law or regarding any material costs or liabilities relating to Hazardous Materials. The representations and warranties contained in this Section 4.21 constitute the sole and exclusive representations and warranties made by OfficeMax concerning environmental matters under this Agreement. Notwithstanding anything to the contrary in the preamble to this Article IV, information disclosed in the OfficeMax SEC Documents shall not in any way qualify this Section 4.21.

4.22 Opinion of Financial Advisors. OfficeMax has received the opinion of J.P. Morgan Securities LLC (the “OfficeMax Financial Advisor”) to the effect that, as of the date of the opinion and based upon and subject to the matters and limitations set forth therein, the Exchange Ratio is fair to the OfficeMax Stockholders from a financial point of view.

4.23 Board Recommendation. The OfficeMax Board, at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Transactions, taken together, are advisable and in the best interests of the OfficeMax Stockholders and (b) resolved to recommend that the OfficeMax Stockholders adopt this Agreement and approve the First Merger and the Second Merger (the “OfficeMax Board Recommendation”).

4.24 Mapleby Holdco and Merger Sub One.

(a) Mapleby Holdco is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

(b) Merger Sub One is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the First Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

4.25 Takeover Statutes. Prior to the date of this Agreement, the OfficeMax Board has taken all action necessary to exempt under or make not subject to the restrictions of Section 203 of the DGCL or any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement; (b) the Transactions; and (c) the other transactions contemplated by Agreement.

4.26 Insurance. Section 4.26 to the OfficeMax Disclosure Schedule sets forth a list of the policies of fire, theft, liability and other insurance maintained as of the date of this Agreement with respect to the assets or businesses of OfficeMax and its subsidiaries for periods commencing on or after January 1, 2009 (copies of all of which policies have been previously made available to Office Depot).

ARTICLE V.

MUTUAL COVENANTS OF THE PARTIES

5.1 Preparation of Proxy Statement; Stockholders Meetings.

(a) As soon as practicable following the date of this Agreement, (x) Office Depot and OfficeMax shall jointly prepare and shall cause to be filed with the Commission the Joint Proxy Statement in preliminary form and (y) Office Depot shall prepare, together with OfficeMax, and cause to be filed with the Commission the Registration Statement in preliminary form, in which the Joint Proxy Statement will be included as a prospectus.

(b) Each of Office Depot and OfficeMax shall use reasonable best efforts to have the Joint Proxy Statement cleared by the Commission and the Registration Statement declared effective by the Commission as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Second Effective Time. Each of Office Depot and OfficeMax shall promptly furnish all information concerning it or its stockholders to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement. The Joint Proxy Statement and the Registration Statement shall include all information reasonably requested by such other party to be included therein. Each of Office Depot and OfficeMax shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement and the Registration Statement received from the Commission, including any request from the Commission for amendments or supplements to the Registration Statement or Joint Proxy Statement, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the Commission, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement or mailing the Joint Proxy Statement or responding to any comments of the Commission with respect thereto, each of Office Depot and OfficeMax (i) shall provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall give due consideration to including in such document or response any comments reasonably proposed by the other. Each of Office Depot and OfficeMax shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Office Depot Common Stock for offering or sale in any jurisdiction, and each of Office Depot and OfficeMax shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Office Depot shall also use its reasonable best efforts to take any other action (other than qualifying to do business in any jurisdiction in which it is not so qualified on the date of this Agreement) required to be taken under any applicable securities laws, rules or regulations in connection with the Transactions, the issuance of shares of Office Depot Common Stock pursuant to this Agreement and the treatment of OfficeMax Options and OfficeMax Stock-Based Awards pursuant to Section 2.6, and OfficeMax shall furnish all information concerning OfficeMax and the holders of OfficeMax Common Stock, OfficeMax Options and OfficeMax Stock-Based Awards as may be reasonably requested in connection with any such action.

(c) If, at any time prior to the Second Effective Time, either party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Joint Proxy Statement that would require any amendment or supplement to the Registration Statement or the Joint Proxy Statement so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such party shall promptly advise the other party and Office Depot and OfficeMax shall cooperate in the prompt filing with the Commission of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Office Depot Stockholders and the OfficeMax Stockholders.

(d) Office Depot shall, as soon as practicable following the date the Registration Statement is declared effective by the Commission, (i) duly call, give notice of, convene and hold a special meeting of the Office Depot Stockholders (the “Office Depot Stockholders Meeting”) for purposes of obtaining the Office Depot Stockholder Approval and (ii) in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to the Office Depot Stockholders. Without the prior written consent of OfficeMax, no proposals other than the Office Depot Stockholder Approval and routine proposals required in connection with such approval shall be included in the Joint Proxy Statement or transacted at the Office Depot Stockholders Meeting. Unless the Office Depot Board shall have made an Office Depot Change of Recommendation as permitted by Section 6.10(e) or Section 6.10(f), Office Depot shall use its reasonable best efforts to solicit the Office Depot Stockholder Approval and shall include the Office Depot Board Recommendation in the Joint Proxy Statement. Office Depot agrees that, unless this Agreement has been terminated in accordance with Section 8.1, its obligations pursuant to this Section 5.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Office Depot of any Office Depot Acquisition Proposal or by the effecting of an Office Depot Change of Recommendation by the Office Depot Board.

(e) OfficeMax shall, as soon as practicable following the date the Registration Statement is declared effective by the Commission, (i) duly call, give notice of, convene and hold a special meeting of the OfficeMax Stockholders (the “OfficeMax Stockholders Meeting”) for purposes of obtaining the OfficeMax Stockholder Approval and (ii) in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to the OfficeMax Stockholders. Without the prior written consent of Office Depot, no proposals other than the OfficeMax Stockholder Approval and routine proposals required in connection with such approval shall be included in the Joint Proxy Statement or transacted at the OfficeMax Stockholders Meeting. Unless the OfficeMax Board shall have made an OfficeMax Change of Recommendation as permitted by Section 6.11(e) or Section 6.11(f), OfficeMax shall use its reasonable best efforts to solicit the OfficeMax Stockholder Approval and shall include the OfficeMax Board Recommendation in the Joint Proxy Statement. OfficeMax agrees that, unless this Agreement has been terminated in accordance with Section 8.1, its obligations pursuant to this Section 5.1 shall not be affected by the commencement, public proposal, public disclosure or communication to OfficeMax of any OfficeMax Acquisition Proposal or by the effecting of an OfficeMax Change of Recommendation by the Office Depot Board.

(f) Office Depot and OfficeMax shall use their reasonable best efforts to cause the Office Depot Stockholders Meeting and the OfficeMax Stockholders Meeting to occur on the same date.

5.2 Access to Information; Confidentiality. Subject to Applicable Law, each of OfficeMax and Office Depot shall, and shall cause each of its respective subsidiaries to, permit the other and its Representatives during the period prior to the Second Effective Time to have reasonable access for reasonable purposes related to the consummation of the Transactions and the other transactions contemplated by this Agreement, during normal business times and upon reasonable advance written notice, to the other party’s premises, properties, books, records, contracts and documents. Information exchanged pursuant to this Section 5.2 shall be subject to (a) the confidentiality agreement, dated December 14, 2012, between Office Depot and OfficeMax (the “Confidentiality Agreement”), (b) the joint defense agreement, dated as of January 7, 2013, between Office Depot and OfficeMax (the “Joint Defense Agreement”) and (c) the clean team confidentiality agreement, dated January 11, 2013, between Office Depot and OfficeMax (the “Clean Team Agreement” and, collectively with the Confidentiality Agreement and the Joint Defense Agreement, the “Information Sharing Agreements”). No investigation conducted, or information provided, pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made in this Agreement.

5.3 Filings; Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable and in any event prior to the End Date, the Transactions and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings, (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Transactions that are necessary or desirable in connection with the Transactions and the other transactions contemplated by this Agreement and material to the business of Office Depot or OfficeMax, as the case may be, (iii) the preparation of the Joint Proxy Statement and the Registration Statement, including the Prospectus, (iv) the execution and delivery of any additional instruments necessary to consummate any of the transactions contemplated by, and to fully carry out the purposes of, this Agreement and (v) the providing of all such information concerning such party, its subsidiaries, its affiliates and its subsidiaries’ and affiliates’ officers, directors, employees and partners as may reasonably be requested in connection with any of the matters set forth in this Section 5.3.

(b) Each of Office Depot and OfficeMax shall (A) make or cause to be made the filings required of such party or any of its subsidiaries or affiliates under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable (and in any event within ten business days after the date of this Agreement), (B) make or cause to be made such other filings as are required under Applicable Law in foreign jurisdictions governing antitrust or merger control matters with respect to the transactions contemplated by this Agreement as soon as reasonably practicable after the date of this Agreement, (C) comply at the earliest practicable date with any request for additional information, documents or other materials received by such party or any of its subsidiaries from the Federal Trade Commission, the Department of Justice or any other Governmental Authority under the HSR Act or any other Antitrust Laws and (D) cooperate in good faith with the other party in obtaining all approvals required under applicable Antitrust Laws and in connection with any such filing (including, with respect to the party making a filing, providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction. Each party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the Transactions and the other transactions contemplated by this Agreement. Each party shall give the other party to this Agreement reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filings or any such transaction. Neither party shall independently participate in any formal meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party reasonable prior notice of the meeting or conversation and, to the extent permitted by such Governmental Authority, the opportunity to attend any such meeting or participate in any such conversation. The parties will consult and cooperate with one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act or other Antitrust Laws. Neither party will directly or indirectly extend any waiting period under the HSR Act or enter into any agreement with a Governmental Authority related to this Agreement or the transactions contemplated by this Agreement except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Each party shall promptly furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that any materials concerning one party’s valuation of the other party or the transactions contemplated by this Agreement, or any party’s internal financial information, may be redacted. Notwithstanding the provisions of this Section 5.3(b) to the contrary, each party shall have the right to designate any information provided to the other party as subject to review by a clean team only pursuant to and in accordance with the Clean Team Agreement.

(c) Subject to Section 5.3(d), each of Office Depot and OfficeMax shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statues, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith and subject to Section 5.3(d), if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Office Depot and OfficeMax shall cooperate to vigorously contest and resist any such Action (through negotiation, litigation or otherwise), including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, delays or restricts consummation of the Transactions or any other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Each of Office Depot and OfficeMax shall use its reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, neither Office Depot nor OfficeMax shall be required to divest, hold separate (including by trust or otherwise) or otherwise commit to take any action that limits Office Depot’s or OfficeMax’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets; provided, however, that unless each of Office Depot and OfficeMax otherwise agree, if (i) necessary to avoid the Federal Trade Commission or the Department of Justice instituting an Action challenging the transactions under this Agreement under the Antitrust Laws and seeking an Order or (ii) necessary to avoid any other Governmental Authority instituting an Action challenging the transactions under this Agreement under the Antitrust Laws and seeking an Order, then Office Depot and OfficeMax shall agree collectively to divest or hold separate (including by trust or otherwise) or otherwise take any action that limits Office Depot’s or OfficeMax’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets, except to the extent such action would reasonably be expected to have a material adverse effect after the Closing on the combined businesses of Office Depot, OfficeMax Converted LLC and their subsidiaries, taken as a whole, including the overall benefits expected, as of the date of this Agreement, to be derived by the parties from the combination of Office Depot and OfficeMax via the Transactions; and provided further, however, that neither Office Depot or OfficeMax shall agree, without the other’s prior written consent, to divest or hold separate or take any action to the extent not required by the foregoing proviso. Notwithstanding the foregoing or anything contained in this Agreement to the contrary, neither party shall be required to (A) waive any of the conditions set forth in Article VII of this Agreement as they apply to such party or (B) divest, hold separate or take or agree to take any action or agree to any limitation that limits its freedom of action with respect to its ability to retain or operate any of its businesses, services or assets unless such actions are conditioned upon the occurrence of the Closing or are effective on or after the Closing.

5.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give Office Depot, directly or indirectly, the right to control OfficeMax or any of OfficeMax’s subsidiaries or direct the business or operations of OfficeMax or any of OfficeMax’s subsidiaries prior to the Second Effective Time. Nothing in this Agreement shall give OfficeMax, directly or indirectly, the right to control Office Depot or any of Office Depot’s subsidiaries or direct the business or operations of Office Depot or any of Office Depot’s subsidiaries prior to the Second Effective Time. Prior to the Second Effective Time, each of Office Depot and OfficeMax shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, shall be interpreted in such a way as to place Office Depot or OfficeMax in violation of any rule, regulation or policy of any Governmental Authority or Applicable Law.

5.5 Tax-Free Treatment. Each of the parties shall, and shall cause each of its respective subsidiaries to, use its reasonable best efforts to cause each of (a) the First Merger and the LLC Conversion, taken together, and (b) the Second Merger and the Third Merger, taken together, to constitute a “reorganization” under Section 368(a) of the Code and to cooperate with one another in obtaining an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to OfficeMax (“OfficeMax’s Counsel”), as provided for in Section 7.2(d), and an opinion from Simpson Thacher & Bartlett LLP, counsel to Office Depot (“Office Depot’s Counsel”), as provided for in Section 7.3(d). In connection therewith, the parties shall use their reasonable best efforts to deliver to OfficeMax’s Counsel and Office Depot’s Counsel representation letters, in each case in form and substance reasonably satisfactory to OfficeMax’s Counsel (in the case of representation letters delivered in connection with the opinion provided for in Section 7.2(d)) and Office Depot’s Counsel (in the case of representation letters delivered in connection with the opinion provided for in Section 7.3(d)). Each representation letter shall be dated as of the Closing Date or such time or times as may be reasonably requested by OfficeMax’s Counsel and Office Depot’s Counsel. None of the parties and none of their subsidiaries shall take or fail to take any action which action (or failure to act) would reasonably be expected to cause either (i) the First Merger and the LLC Conversion, taken together, or (ii) the Second Merger and the Third Merger, taken together, to fail to qualify as a “reorganization” under Section 368(a) of the Code.

5.6 Public Announcements. The initial press release concerning the Transactions and the other transactions contemplated by this Agreement shall be a joint press release. Except (a) as required by Applicable Law or requirements of the NYSE (and in that event only if time does not permit) or (b) with respect to any Office Depot Change of Recommendation or any OfficeMax Change of Recommendation or any action taken by Office Depot or the Office Depot Board or OfficeMax or the OfficeMax Board, as applicable, pursuant to and in accordance with Section 6.10 or Section 6.11, as applicable, at all times prior to the earlier of the Closing or termination of this Agreement pursuant to Section 8.1, Office Depot and OfficeMax shall consult with each other before issuing any press release or other public statement or comment with respect to the Transactions and any of the other transactions contemplated by this Agreement and shall not issue any such press release or make such other public statement or comment prior to such consultation.

5.7 Section 16 Matters. Prior to the Closing, each of Office Depot and OfficeMax shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of shares of OfficeMax Common Stock (including derivative securities with respect to OfficeMax Common Stock) or acquisitions of shares of Office Depot Common Stock (including derivative securities with respect to shares of Office Depot Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of Office Depot or OfficeMax who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Office Depot or OfficeMax.

5.8 Transaction Litigation. Office Depot shall give OfficeMax the opportunity to participate in the defense or settlement of any stockholder litigation against Office Depot or its directors relating to the Transactions and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of OfficeMax, which consent shall not be unreasonably withheld, conditioned or delayed. OfficeMax shall give Office Depot the opportunity to participate in the defense or settlement of any stockholder litigation against OfficeMax or its directors relating to the Transactions and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Office Depot, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or other authority over the litigation except for the settlement consent set forth above. Notwithstanding anything to the contrary in this Section 5.8, no settlement of any Action requiring any payment or admission of wrongdoing by any Office Depot director or any OfficeMax director shall be agreed to without such director’s prior written consent.

5.9 Notification of Certain Matters.

(a) Office Depot shall give prompt notice to OfficeMax of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause a breach of a representation or warranty contained in Article III, (ii) any failure of Office Depot, Merger Sub Two or Merger Sub Three to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any Events that, individually or in the aggregate, would prevent the Transactions from being completed on or prior to the End Date; in the case of clauses (i) and (ii) above solely if such breach or failure would result in the failure to satisfy one or more of the conditions set forth in Section 7.2(a) or (b); provided, however, that a failure to comply with this Section 5.9(a) will not constitute the failure of any condition set forth in Section 7.2(a) or (b) to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Section 7.2(a) or (b) to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.9(a) shall not limit or otherwise affect the remedies available under this Agreement to OfficeMax.

(b) OfficeMax shall give prompt notice to Office Depot of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause a breach of a representation or warranty contained in Article IV, (ii) any failure of OfficeMax, Mapleby Holdco or Merger Sub One to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any Events that, individually or in the aggregate, would prevent the Transactions from being completed on or prior to the End Date; in the case of clauses (i) and (ii) above solely if such breach or failure would result in the failure to satisfy one or more of the conditions set forth in Section 7.3(a) or (b); provided, however, that a failure to comply with this Section 5.9(b) will not constitute the failure of any condition set forth in Section 7.3(a) or (b) to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Section 7.3(a) or (b) to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.9(b) shall not limit or otherwise affect the remedies available under this Agreement to Office Depot.

ARTICLE VI.

ADDITIONAL COVENANTS OF THE PARTIES.

6.1 Conduct of Office Depot’s Operations. Except as expressly required by this Agreement, as required by Applicable Law, as expressly permitted under this Section 6.1 or as set forth in Section 6.1 to the Office Depot Disclosure Schedule, Office Depot shall, and shall cause each of its subsidiaries to, conduct its operations in the ordinary course, use all reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Second Effective Time, Office Depot shall not, and shall not permit or cause any of its subsidiaries to, except as expressly required or permitted by this Agreement, as required by Applicable Law or as set forth in Section 6.1 to the Office Depot Disclosure Schedule, without the prior written consent of OfficeMax (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) do or effect any of the following actions with respect to its securities: (i) effect an adjustment, split, combination or reclassification or similar transaction with respect to its capital stock; (ii) except for dividends or distributions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, make, declare or pay any dividend (other than dividends required under the terms of the Office Depot Preferred Stock) or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; (iii) grant any Person any right or option to acquire any shares of its capital stock; (iv) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock (except (A) pursuant to the exercise of Office Depot Options or the settlement of Office Depot Stock-Based Awards which are outstanding as of the date of this Agreement or which are granted by Office Depot prior to the Second Effective Time in compliance with the terms of this Agreement and (B) the acquisition of shares of Office Depot Common Stock from a holder of an Office Depot Option or Office Depot Stock-Based Award in satisfaction of withholding obligations or in payment of the exercise price); or (v) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock other than in connection with intercompany purchases of capital stock or share capital; provided, however, that Office Depot may grant to Office Depot employees (including new hires) and Office Depot directors options or stock-based awards with respect to up to 8,000,000 shares of Office Depot Common Stock (in the case of options, with an exercise price equal to the fair market value of shares of Office Depot Common Stock on the date of grant), provided that (x) any such grants are permitted under Section 6.1(i) of the Office Depot Disclosure Schedule and (y) any such option or stock-based award shall neither vest, be delivered nor become exercisable contingent upon the Transactions or any other transaction contemplated by this Agreement;

(b) except (i) for transactions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries and (ii) for pledges, mortgages or encumbrances pursuant to existing credit arrangements, directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material portion of its properties or assets other than in the ordinary course of business;

(c) make or propose any changes in the Office Depot Charter or the Office Depot Bylaws or, except for amendments that would not materially restrict the operation of Office Depot’s businesses, the certificate of incorporation or bylaws (or equivalent organizational documents) of any of Office Depot’s subsidiaries;

(d) except for transactions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, merge or consolidate with any other Person;

(e) adopt a plan of complete or partial liquidation, dissolution or consolidation, restructuring or recapitalization of Office Depot, any of its Significant Subsidiaries, Merger Sub Two or Merger Sub Three;

(f) except for transactions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, acquire for cash a material amount of assets (other than purchases of inventory for resale in the ordinary course of business) or capital stock of any other Person valued, after giving effect to assumed indebtedness, at more than $15,000,000 per transaction and $75,000,000 in the aggregate; provided, however, that to the extent OfficeMax consents to any such acquisition, such acquisition shall not be taken into account in computing the dollar limitations in this clause (f); provided further, however, that Office Depot shall not make any acquisition if such acquisition would materially and adversely affect the ability of the condition set forth in Section 7.1(b) to be satisfied on or prior to the End Date;

(g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other Person, except (i) in the ordinary course of business consistent with past practice, (ii) in connection with a refinancing of existing indebtedness and/or indebtedness incurred pursuant to subclause (vi) below (in each case which refinancing shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and shall not include covenants that shall be more burdensome in the aggregate to Office Depot in any material respect or increase costs to OfficeMax Converted LLC after the Second Effective Time in any material respect), (iii) pursuant to existing credit arrangements, (iv) pursuant to agreements or arrangements among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, (v) for the making or repayment of loans and advances by any of Office Depot’s direct or indirect wholly owned subsidiaries to, or the guaranteeing by Office Depot’s direct or indirect wholly owned subsidiaries of indebtedness of, Office Depot or any of Office Depot’s direct or indirect wholly owned subsidiaries or (vi) indebtedness for borrowed money up to $70,000,000 in the aggregate principal amount outstanding at any time incurred by Office Depot or any of its subsidiaries other than in accordance with clauses (i) through (v) above, inclusive;

(h) create any subsidiaries other than in connection with acquisitions of assets or capital stock permitted pursuant to Section 6.1(f);

(i) except as required under the terms of this Agreement or the terms of any Office Depot Plan or Office Depot Foreign Plan existing as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any of the current or former directors, executive officers (for avoidance of doubt, Office Depot’s “executive officers” shall consist solely of persons with the title “Senior Vice President” and higher), employees or individuals in the capacity of consultants, independent contractors or other service providers of Office Depot or its subsidiaries (collectively, “Office Depot Covenant Individuals”), other than increases in base salary or compensation, as the case may be, in the ordinary course of business, (B) pay to any Office Depot Covenant Individual any amounts or increase any amounts payable to Office Depot Covenant Individuals not required by any current plan or agreement (other than base salary in the ordinary course of business), (C) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement (other than offer letters with respect to positions below “Senior Vice President” in the ordinary course of business consistent with past practice and offer letters or employment agreements with respect to new hires at the position of “Senior Vice President” or above to replace an employee at such position whose employment has terminated in the ordinary course of business consistent with past practice, which offer letters or employment agreements shall not provide for severance benefits that are materially greater than the severance benefits of such terminated employee) with or for the benefit of any Office Depot Covenant Individual (or newly hired employees), (D) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Office Depot Plans or Office Depot Foreign Plans, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Office Depot Plan or Office Depot Foreign Plan, (F) enter into, amend or extend any collective bargaining or other labor agreement, other than in the ordinary course of business consistent with past practice, (G) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Office Depot Plan or Office Depot Foreign Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (H) create any new officer position above the level of Executive Vice President;

(j) change any method or principle of financial accounting in a manner that is inconsistent with past practice and would materially impact Office Depot and its subsidiaries except to the extent required by GAAP or as recommended by Office Depot’s regular independent accountants;

(k) modify or amend in any material respect, or terminate, or waive, release or assign any material rights or claims with respect to, any Material Office Depot Contract other than with respect to modifications or amendments to, terminations of, waivers or releases under, or assignments of (A) Material Office Depot Contracts entered into in the ordinary course of business, (B) Material Office Depot Contracts relating to existing indebtedness which may be refinanced in compliance with Section 6.1(g) or (C) Material Office Depot Contracts relating to the incurrence or commitment to any capital expenditures incurred or committed to in compliance with Section 6.1(l);

(l) incur or commit to any capital expenditures in excess of the amount set forth in Section 6.1 to the Office Depot Disclosure Schedule;

(m) except in the ordinary course of business consistent with past practice, settle any Action, audit or other proceeding relating to Tax, make (or fail to make) any Tax election or file any Tax Return (including any amended Tax Return);

(n) settle Actions, audits or other proceedings (i) in the aggregate in excess of $30,000,000 or (ii) which would include any non-monetary relief that would materially and adversely affect Office Depot and its subsidiaries from and after the Closing Date; or

(o) agree in writing or otherwise commit to take any of the foregoing actions.

6.2 Conduct of OfficeMax’s Operations. Except as expressly required by this Agreement, as required by Applicable Law, as expressly permitted under this Section 6.2 or as set forth in Section 6.2 to the OfficeMax Disclosure Schedule, OfficeMax shall, and shall cause each of its subsidiaries to, conduct its operations in the ordinary course, use all reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Second Effective Time, OfficeMax shall not, and shall not permit or cause any of its subsidiaries to, except as expressly required or permitted by this Agreement, as required by Applicable Law or as set forth in Section 6.2 to the OfficeMax Disclosure Schedule, without the prior written consent of Office Depot (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) do or effect any of the following actions with respect to its securities: (i) effect an adjustment, split, combination or reclassification or similar transaction with respect to its capital stock; (ii) except for dividends or distributions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, make, declare or pay any dividend (other than semiannual dividends on OfficeMax Series D Preferred Stock payable in accordance with Section 2 of the Certificate of Designation of OfficeMax Series D Preferred Stock in the OfficeMax Charter) or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; provided that OfficeMax may make a distribution to the OfficeMax Stockholders of $1.50 per share of OfficeMax Common Stock, not to exceed $131 million in the aggregate; (iii) grant any Person any right or option to acquire any shares of its capital stock; (iv) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock (except (1) pursuant to the exercise of OfficeMax Options or the settlement of OfficeMax Stock-Based Awards which are outstanding as of the date of this Agreement or which are granted by OfficeMax prior to the Second Effective Time in compliance with the terms of this Agreement and (2) the acquisition of shares of OfficeMax Common Stock from a holder of an OfficeMax Option or OfficeMax Stock-Based Award in satisfaction of withholding obligations or in payment of the exercise price); or (v) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock other than in connection with intercompany purchases of capital stock or share capital; provided, however, that OfficeMax may grant to OfficeMax employees (including new hires) and OfficeMax directors options or stock-based awards with respect to up to 1,500,000 shares of OfficeMax Common Stock (in the case of options, with an exercise price equal to the fair market value of shares of OfficeMax Common Stock on the date of grant), provided that (x) any such grants are permitted under Section 6.2(i) of the OfficeMax Disclosure Schedule and (y) any such option or stock-based award shall neither vest, be delivered nor become exercisable contingent upon the Transactions or any other transaction contemplated by this Agreement;

(b) except (i) for transactions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries and (ii) for pledges, mortgages or encumbrances pursuant to existing credit arrangements, directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material portion of its properties or assets other than in the ordinary course of business;

(c) make or propose any changes in the OfficeMax Charter or the OfficeMax Bylaws or, except for amendments that would not materially restrict the operation of OfficeMax’s businesses, the certificate of incorporation or bylaws (or equivalent organizational documents) of any of OfficeMax’s subsidiaries;

(d) except for transactions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, merge or consolidate with any other Person;

(e) adopt a plan of complete or partial liquidation, dissolution or consolidation, restructuring or recapitalization of OfficeMax, any of its Significant Subsidiaries, Mapleby Holdco or Merger Sub One;

(f) except for transactions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, acquire for cash a material amount of assets (other than purchases of inventory for resale in the ordinary course of business) or capital stock of any other Person valued, after giving effect to assumed indebtedness, at more than $15,000,000 per transaction and $75,000,000 in the aggregate; provided, however, that to the extent Office Depot consents to any such acquisition, such acquisition shall not be taken into account in computing the dollar limitations in this clause (f); provided further, however, that OfficeMax shall not make any acquisition if such acquisition would materially and adversely affect the ability of the condition set forth in Section 7.1(b) to be satisfied on or prior to the End Date;

(g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other Person, except (i) in the ordinary course of business consistent with past practice, (ii) in connection with a refinancing of existing indebtedness and/or indebtedness incurred pursuant to subclause (vi) below (in each case which refinancing shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and shall not include covenants that shall be more burdensome in the aggregate to OfficeMax in any material respect or increase costs to OfficeMax Converted LLC after the Second Effective Time in any material respect), (iii) pursuant to existing credit arrangements, (iv) pursuant to agreements or arrangements among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, (v) for the making or repayment of loans and advances by any of OfficeMax’s direct or indirect wholly owned subsidiaries to, or the guaranteeing by OfficeMax’s direct or indirect wholly owned subsidiaries of indebtedness of, OfficeMax or any of OfficeMax’s direct or indirect wholly owned subsidiaries or (vi) indebtedness for borrowed money up to $70,000,000 in the aggregate principal amount outstanding at any time incurred by OfficeMax or any of its subsidiaries other than in accordance with clauses (i) through (v) above, inclusive;

(h) create any subsidiaries other than in connection with acquisitions of assets or capital stock permitted pursuant to Section 6.2(f);

(i) except as required under the terms of this Agreement or the terms of any OfficeMax Plan or OfficeMax Foreign Plan existing as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any of the current or former directors, executive officers (for avoidance of doubt, OfficeMax’s “executive officers” shall consist solely of persons with the title “Senior Vice President” and higher), employees or individuals in the capacity of consultants, independent contractors or other service providers of OfficeMax or its subsidiaries (collectively, “OfficeMax Covenant Individuals”), other than increases in base salary or compensation, as the case may be, in the ordinary course of business, (B) pay to any OfficeMax Covenant Individual any amounts or increase any amounts payable to OfficeMax Covenant Individuals not required by any current plan or agreement (other than base salary in the ordinary course of business), (C) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement (other than offer letters with respect to positions below “Senior Vice President” in the ordinary course of business consistent with past practice and offer letters or employment agreements with respect to new hires at the position of “Senior Vice President” or above to replace an employee at such position whose employment has terminated in the ordinary course of business consistent with past practice, which offer letters or employment agreements shall not provide for severance benefits that are materially greater than the severance benefits of such terminated employee) with or for the benefit of any OfficeMax Covenant Individual (or newly hired employees), (D) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any OfficeMax Plans or OfficeMax Foreign Plans, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any OfficeMax Plan or OfficeMax Foreign Plan, (F) enter into, amend or extend any collective bargaining or other labor agreement, other than in the ordinary course of business consistent with past practice, (G) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any OfficeMax Plan or OfficeMax Foreign Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (H) create any new officer position above the level of Executive Vice President;

(j) change any method or principle of financial accounting in a manner that is inconsistent with past practice and would materially impact OfficeMax and its subsidiaries except to the extent required by GAAP or as recommended by OfficeMax’s regular independent accountants;

(k) modify or amend in any material respect, or terminate, or waive, release or assign any material rights or claims with respect to, any Material OfficeMax Contract other than with respect to modifications or amendments to, terminations of, waivers or releases under, or assignments of (A) Material OfficeMax Contracts entered into in the ordinary course of business, (B) Material OfficeMax Contracts relating to existing indebtedness which may be refinanced in compliance with Section 6.2(g) or (C) Material OfficeMax Contracts relating to the incurrence or commitment to any capital expenditures incurred or committed to in compliance with Section 6.2(l);

(l) incur or commit to any capital expenditures in excess of the amount set forth in Section 6.2 to the OfficeMax Disclosure Schedule;

(m) except in the ordinary course of business consistent with past practice, settle any Action, audit or other proceeding relating to Tax, make (or fail to make) any Tax election or file any Tax Return (including any amended Tax Return);

(n) settle Actions, audits or other proceedings (i) in the aggregate in excess of $30,000,000 or (ii) which would include any non-monetary relief that would materially and adversely affect OfficeMax and its subsidiaries from and after the Closing Date; or

(o) agree in writing or otherwise commit to take any of the foregoing actions.

6.3 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Second Effective Time, Office Depot shall cause (including, to the extent required, providing sufficient funding to enable OfficeMax Converted LLC to satisfy all of its obligations under this Section 6.3(a)) OfficeMax Converted LLC to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of OfficeMax against all losses, claims, damages, costs, expenses, liabilities or judgments that are paid in settlement of or in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer or director of OfficeMax prior to the Second Effective Time, whether asserted or claimed prior to, or at or after, the Second Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent provided or permitted under the OfficeMax Charter, the OfficeMax Bylaws and any indemnification agreement entered into between OfficeMax and such Person (representative forms of which have been made available to Office Depot prior to the date of this Agreement), in each case as in effect as of the date of this Agreement, and under Applicable Law.

(b) At or prior to the Closing, Office Depot shall purchase a “tail” directors’ and officers’ liability insurance policy for OfficeMax’s present and former directors and officers who are covered prior to the Second Effective Time by the directors’ and officers’ liability insurance currently maintained by OfficeMax with coverage for six years following the Second Effective Time, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors’ and officers’ liability insurance maintained by OfficeMax. Office Depot shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c) Office Depot covenants and agrees from and after the Second Effective Time to provide to the directors and officers of OfficeMax who become directors or officers of Office Depot directors’ and officers’ liability insurance on the same basis and to the same extent as that, if any, provided to other directors or officers of Office Depot.

(d) If Office Depot, OfficeMax Converted LLC or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Office Depot, OfficeMax Converted LLC or any of their respective successors and assigns, as applicable, shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 6.3.

(e) The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, each present and former director and officer referred to in this Section 6.3 and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

6.4 Activities of Parties Other Than Office Depot and OfficeMax. Prior to the First Effective Time, Mapleby Holdco and Merger Sub One shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities. Prior to the Second Effective Time, Merger Sub Two shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities. Prior to the Third Effective Time, Merger Sub Three shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities.

6.5 NYSE Listing. Office Depot shall use its reasonable best efforts to cause the shares of Office Depot Common Stock issuable pursuant to this Agreement (including the shares of Office Depot Common Stock issuable upon the exercise of the Office Depot Exchange Options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

6.6 Employees and Employee Benefits.

(a) For a period of one year following the Closing, Office Depot shall, or shall cause OfficeMax Converted LLC to, provide the employees of OfficeMax and its subsidiaries as of the Closing (the “OfficeMax Employees”), other than such employees covered by collective bargaining or other labor agreements (the “Excluded Employees”), with compensation and employee benefits plans, programs and arrangements (excluding equity-based compensation arrangements) that are substantially similar, in the aggregate, to those provided to OfficeMax Employees (other than Excluded Employees) as of immediately prior to the Closing and shall provide equity-based compensation awards to OfficeMax Employees (other than Excluded Employees) that are no less favorable than those provided to similarly situated Office Depot employees. The foregoing notwithstanding, Office Depot agrees to honor, or to cause OfficeMax Converted LLC to honor, in accordance with their terms all OfficeMax Plans and OfficeMax Foreign Plans and all collective bargaining agreements to which OfficeMax or any of its subsidiaries is a party or otherwise bound, provided that such plans or agreements may be amended, terminated or suspended in accordance with their terms and Applicable Law. OfficeMax shall, or shall cause any of its applicable subsidiaries to, comply with all notice and consultation provisions of all collective bargaining or other labor agreements to which it or such subsidiary is a party or otherwise bound, to the extent required by any such collective bargaining or other labor agreements or Applicable Law.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans providing benefits to any OfficeMax Employees after the Closing (the “New Plans”), each OfficeMax Employee shall be credited with his years of service with OfficeMax and its subsidiaries and their respective predecessors before the Closing, to the same extent as such OfficeMax Employee was entitled, before the Closing, to credit for such service under any similar OfficeMax employee benefit plan in which such OfficeMax Employee participated or was eligible to participate immediately prior to the Closing (such plans, collectively, the “Old Plans”), provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (A) each OfficeMax Employee who ceases to be eligible to participate in an Old Plan shall be immediately eligible to participate, without any waiting time, in any corresponding New Plan to the extent coverage under such New Plan is comparable and intended to replace the benefits under any such Old Plan, and (B) for purposes of any New Plan providing medical, dental, pharmaceutical and/or vision benefits to any OfficeMax Employee, Office Depot shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his covered dependents, unless such conditions would not have been waived under the Old Plans, and Office Depot shall cause any eligible expenses incurred by such employee and his covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Nothing contained in this Agreement shall be construed as requiring Office Depot or OfficeMax Converted LLC to continue (or resume) the employment of any specific person.

(d) Without limiting the generality of Section 9.7, no provision of this Section 6.6 shall be construed to create any third party beneficiary rights in any employee, officer, current or former director or consultant of OfficeMax or its subsidiaries, or any beneficiary of such employee, officer, director or consultant under an OfficeMax Plan or OfficeMax Foreign Plan or otherwise, and is not intended to constitute an amendment to any OfficeMax Plan or any OfficeMax Foreign Plan.

6.7 Treatment of Office Depot Preferred Stock. Prior to the Closing, without OfficeMax’s prior written consent, Office Depot shall not agree to nor permit any amendment, modification, supplement or waiver of any of the Office Depot Preferred Stock Agreements.

6.8 Treatment of OfficeMax Series D Preferred Stock. Prior to the Closing, OfficeMax and the OfficeMax Board shall take all actions necessary pursuant to the OfficeMax Charter, including the Certificate of Designation of the OfficeMax Series D Preferred Stock (the “Certificate of Designation”), to redeem all of the issued and outstanding shares of OfficeMax Series D Preferred Stock in accordance with the terms of Section 6 of the Certificate of Designation (excluding any shares of OfficeMax Series D Preferred Stock surrendered by the holder thereof for conversion in accordance with the terms of Section 5 of the Certificate of Designation, which shares shall be converted to OfficeMax Common Stock prior to the Second Effective Time in accordance therewith), so as to cause (i) all of the OfficeMax Series D Preferred Stock to be no longer outstanding and to be of no further force and effect prior to the Second Effective Time and (ii) all of the shares of OfficeMax Common Stock issued in exchange for the outstanding shares of OfficeMax Series D Preferred Stock to be exchanged for shares of Office Depot Common Stock in the Second Merger.

6.9 Financing. The parties shall use their respective reasonable best efforts to obtain any term loan or revolving credit facility necessary to fund Office Depot’s or OfficeMax Converted LLC’s working capital needs from and after the Closing (it being understood that obtaining such financing is not a condition to the parties’ obligations to consummate any of the transactions contemplated by this Agreement), including providing and causing their respective subsidiaries to provide, and using reasonable efforts to cause their Representatives to provide, all cooperation reasonably requested by the other party in connection with obtaining any such financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the parties and their respective subsidiaries and provided that none of the parties or any of their respective subsidiaries shall be required to enter into any agreements in connection therewith that would be binding if the Closing does not occur). Each party shall, to the extent it is aware of any applicable developments, promptly update any information provided by it for use in an offering document to be used in connection with any such financing to the extent such information would otherwise contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. Each party consents to the reasonable use, prior to the termination of this Agreement, of its and its subsidiaries’ logos in connection with any such financing in a manner customary for such financing transactions; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage such party in any way. Notwithstanding the foregoing, no party shall have any obligation under this Section 6.9 at any time that the other party is in breach of or default under any covenant, obligation or agreement required to be performed or complied with by it under this Agreement if such breach or default would reasonably be expected to prevent the Transactions from being completed on or prior to the End Date.

6.10 Office Depot Acquisition Proposals.

(a) Subject to Section 6.10(c) through Section 6.10(f), Office Depot agrees that, from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives (“Representatives”) not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, an Office Depot Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Office Depot Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Office Depot Acquisition Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Office Depot Acquisition Proposal (each an “Office Depot Acquisition Agreement”), (v) amend or modify, or exempt any Person from the operation of, the Office Depot Rights Agreement, or (vi) propose publicly or agree to do any of the foregoing relating to any Office Depot Acquisition Proposal.

(b) Subject to Section 6.10(c) through Section 6.10(f), prior to the Closing, neither the Office Depot Board nor any committee thereof shall, directly or indirectly, (i) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to OfficeMax, the Office Depot Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Office Depot Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of Office Depot’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by the Office Depot Stockholders within ten business days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the Office Depot Board in respect of the acceptance of any tender offer or exchange offer by the Office Depot Stockholders as of the end of the ten business day period shall constitute a failure to recommend against any such offer), or (iv) recommend that the Office Depot Stockholders not approve the issuance of shares of Office Depot Common Stock pursuant to this Agreement (any action described in clauses (i)-(iv) above being referred to as an “Office Depot Change of Recommendation”).

(c) Nothing contained in this Agreement shall prevent Office Depot or the Office Depot Board from complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act; provided, however, that if such disclosure has the effect of an Office Depot Change of Recommendation, OfficeMax shall have the right to terminate this Agreement to the extent set forth in Section 8.1(e).

(d) Notwithstanding the limitations set forth in Section 6.10(a) and Section 6.10(b), until the earlier of receipt of the Office Depot Stockholder Approval and any termination of this Agreement pursuant to Section 8.1, if after the date of this Agreement Office Depot receives a written unsolicited bona fide Office Depot Acquisition Proposal that the Office Depot Board has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes an Office Depot Superior Proposal or (ii) could reasonably be expected to result in an Office Depot Superior Proposal, then Office Depot may take the following actions: (A) furnish nonpublic information to the third party making such Office Depot Acquisition Proposal, if, and only if, prior to furnishing such information, Office Depot receives from the third party an executed confidentiality agreement with provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such Office Depot Acquisition Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent Office Depot or the Office Depot Board from, at any time prior to, but not after, the time of the receipt of the Office Depot Stockholder Approval, in response to the receipt of a written unsolicited bona fide Office Depot Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 6.10, (i) terminating this Agreement pursuant to Section 8.1(g) in order to enter into a definitive written agreement with respect to such Office Depot Acquisition Proposal or (ii) effecting an Office Depot Change of Recommendation, if, prior to taking any of the actions described in clauses (i) or (ii), (A) the Office Depot Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that (x) failure to take such action would reasonably be expected to be inconsistent with the Office Depot directors’ fiduciary duties under Applicable Law and (y) such Office Depot Acquisition Proposal (in the form, other than immaterial changes, that was the subject of the Superior Proposal Notice) constitutes an Office Depot Superior Proposal, (B) OfficeMax shall have received written notice (the “Superior Proposal Notice”) of Office Depot’s intention to take such action at least four business days prior to the taking of such action by Office Depot and (C) the Office Depot Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by OfficeMax after its receipt of the Superior Proposal Notice, that such Office Depot Acquisition Proposal continues to constitute an Office Depot Superior Proposal.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the Office Depot Board from, at any time prior to, but not after, the time of the receipt of the Office Depot Stockholder Approval, effecting an Office Depot Change of Recommendation (other than in response to the receipt of a written unsolicited bona fide Office Depot Acquisition Proposal, which shall be subject to Section 6.10(e)) if, prior to taking such action, the Office Depot Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Office Depot directors’ fiduciary duties under Applicable Law; provided, however that (i) OfficeMax shall have received written notice (a “Board Recommendation Notice” ) of the Office Depot Board’s intention to take any such action at least four business days prior to the taking of such action by the Office Depot Board and (ii) the Office Depot Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by OfficeMax after its receipt of such Board Recommendation Notice that failing to take such action would be inconsistent with the Office Depot directors’ fiduciary duties under Applicable Law.

(g) Office Depot agrees that it and its subsidiaries will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than the parties) conducted prior to the date of this Agreement with respect to any Office Depot Acquisition Proposal and (ii) request each third party that has heretofore executed a confidentiality agreement that relates to an Office Depot Acquisition Proposal (other than OfficeMax) to return or destroy all confidential information heretofore furnished to such third party by Office Depot or on its behalf. Office Depot agrees that it and its subsidiaries will take the necessary steps to promptly inform its and its subsidiaries’ Representatives of the obligations undertaken in this Section 6.10.

(h) From and after the date of this Agreement, Office Depot shall promptly orally notify OfficeMax of any request for information or any inquiries, proposals or offers relating to an Office Depot Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and Office Depot shall provide to OfficeMax written notice of any such inquiry, proposal or offer within 48 hours of such event and copies of any written or electronic correspondence to or from any Person making an Office Depot Acquisition Proposal. Office Depot shall keep OfficeMax informed orally, as soon as is reasonably practicable, of the status of any Office Depot Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and Office Depot shall provide to OfficeMax written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 48 hours. Office Depot also agrees to provide any information to OfficeMax (not previously provided to OfficeMax) that it is providing to another Person pursuant to this Section 6.10 at substantially the same time it provides such information to such other Person. All information provided to OfficeMax under this Section 6.10 shall be kept confidential by OfficeMax in accordance with the terms of the Information Sharing Agreements.

(i) For purposes of this Agreement:

“Office Depot Acquisition Proposal” means any proposal or offer made by any Person other than OfficeMax or its subsidiaries with respect to (A) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Office Depot, (B) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in Office Depot or (C) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets (including stock of the subsidiaries of Office Depot), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Office Depot and its subsidiaries taken as a whole; provided that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to Section 5.3(d) shall not be deemed an Office Depot Acquisition Proposal.

“Office Depot Superior Proposal” means a bona fide written Office Depot Acquisition Proposal (except that references in the definition of the “Office Depot Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person other than OfficeMax or its subsidiaries on terms that the Office Depot Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Office Depot Board considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to Office Depot and the Office Depot Stockholders than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by OfficeMax.

6.11 OfficeMax Acquisition Proposals.

(a) Subject to Section 6.11(c) through Section 6.11(f), OfficeMax agrees that, from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its subsidiaries’ Representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, an OfficeMax Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an OfficeMax Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any OfficeMax Acquisition Proposal or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any OfficeMax Acquisition Proposal (each an “OfficeMax Acquisition Agreement”), or (v) propose publicly or agree to do any of the foregoing relating to any OfficeMax Acquisition Proposal.

(b) Subject to Section 6.11(c) through Section 6.11(f), prior to the Closing, neither the OfficeMax Board nor any committee thereof shall, directly or indirectly, (i) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to Office Depot, the OfficeMax Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any OfficeMax Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of OfficeMax’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by the OfficeMax Stockholders within ten business days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the OfficeMax Board in respect of the acceptance of any tender offer or exchange offer by the OfficeMax Stockholders as of the end of the ten business day period shall constitute a failure to recommend against any such offer), or (iv) recommend that the OfficeMax Stockholders not adopt this Agreement or approve the First Merger or the Second Merger (any action described in clauses (i)-(iv) above being referred to as an “OfficeMax Change of Recommendation”).

(c) Nothing contained in this Agreement shall prevent OfficeMax or the OfficeMax Board from complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act; provided, however, that if such disclosure has the effect of an OfficeMax Change of Recommendation, Office Depot shall have the right to terminate this Agreement to the extent set forth in Section 8.1(d).

(d) Notwithstanding the limitations set forth in Section 6.11(a) and Section 6.11(b), until the earlier of receipt of the OfficeMax Stockholder Approval and any termination of this Agreement pursuant to Section 8.1, if after the date of this Agreement OfficeMax receives a written unsolicited bona fide OfficeMax Acquisition Proposal that the OfficeMax Board has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes an OfficeMax Superior Proposal or (ii) could reasonably be expected to result in an OfficeMax Superior Proposal, then OfficeMax may take the following actions: (A) furnish nonpublic information to the third party making such OfficeMax Acquisition Proposal, if, and only if, prior to furnishing such information, OfficeMax receives from the third party an executed confidentiality agreement with provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such OfficeMax Acquisition Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent OfficeMax or the OfficeMax Board from, at any time prior to, but not after, the time of the receipt of the OfficeMax Stockholder Approval, in response to the receipt of a written unsolicited bona fide OfficeMax Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 6.11, (i) terminating this Agreement pursuant to Section 8.1(f) in order to enter into a definitive written agreement with respect to such OfficeMax Acquisition Proposal or (ii) effecting an OfficeMax Change of Recommendation, if, prior to taking any of the actions described in clauses (i) or (ii), (A) the OfficeMax Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that (x) failure to take such action would reasonably be expected to be inconsistent with the OfficeMax directors’ fiduciary duties under Applicable Law and (y) such OfficeMax Acquisition Proposal (in the form, other than immaterial changes, that was the subject of the Superior Proposal Notice) constitutes an OfficeMax Superior Proposal, (B) Office Depot shall have received a Superior Proposal Notice of OfficeMax’s intention to take such action at least four business days prior to the taking of such action by OfficeMax and (C) the OfficeMax Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by Office Depot after its receipt of the Superior Proposal Notice, that such OfficeMax Acquisition Proposal continues to constitute an OfficeMax Superior Proposal.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the OfficeMax Board from, at any time prior to, but not after, the time of the receipt of the OfficeMax Stockholder Approval, effecting an OfficeMax Change of Recommendation (other than in response to the receipt of a written unsolicited bona fide OfficeMax Acquisition Proposal, which shall be subject to Section 6.11(e)) if, prior to taking such action, the OfficeMax Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the OfficeMax directors’ fiduciary duties under Applicable Law; provided, however that (i) Office Depot shall have received a Board Recommendation Notice of the OfficeMax Board’s intention to take any such action at least four business days prior to the taking of such action by the OfficeMax Board and (ii) the OfficeMax Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by Office Depot after its receipt of such Board Recommendation Notice that failing to take such action would be inconsistent with the OfficeMax directors’ fiduciary duties under Applicable Law.

(g) OfficeMax agrees that it and its subsidiaries will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than the parties) conducted prior to the date of this Agreement with respect to any OfficeMax Acquisition Proposal and (ii) request each third party that has heretofore executed a confidentiality agreement that relates to an OfficeMax Acquisition Proposal (other than Office Depot) to return or destroy all confidential information heretofore furnished to such third party by OfficeMax or on its behalf. OfficeMax agrees that it and its subsidiaries will take the necessary steps to promptly inform its and its subsidiaries’ Representatives of the obligations undertaken in this Section 6.11.

(h) From and after the date of this Agreement, OfficeMax shall promptly orally notify Office Depot of any request for information or any inquiries, proposals or offers relating to an OfficeMax Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and OfficeMax shall provide to Office Depot written notice of any such inquiry, proposal or offer within 48 hours of such event and copies of any written or electronic correspondence to or from any Person making an OfficeMax Acquisition Proposal. OfficeMax shall keep Office Depot informed orally, as soon as is reasonably practicable, of the status of any OfficeMax Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and OfficeMax shall provide to Office Depot written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 48 hours. OfficeMax also agrees to provide any information to Office Depot (not previously provided to Office Depot) that it is providing to another Person pursuant to this Section 6.11 at substantially the same time it provides such information to such other Person. All information provided to Office Depot under this Section 6.11 shall be kept confidential by Office Depot in accordance with the terms of the Information Sharing Agreements.

(i) For purposes of this Agreement:

“OfficeMax Acquisition Proposal” means any proposal or offer made by any Person other than Office Depot or its subsidiaries with respect to (A) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving OfficeMax, (B) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in OfficeMax or (C) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets (including stock of the subsidiaries of OfficeMax), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of OfficeMax and its subsidiaries taken as a whole; provided that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to Section 5.3(d) shall not be deemed an OfficeMax Acquisition Proposal.

“OfficeMax Superior Proposal” means a bona fide written OfficeMax Acquisition Proposal (except that references in the definition of the “OfficeMax Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person other than Office Depot or its subsidiaries on terms that the OfficeMax Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the OfficeMax Board considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to OfficeMax and the OfficeMax Stockholders than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by Office Depot.

6.12 Approvals. Other than the Office Depot Stockholder Approval and OfficeMax Stockholder Approval, each of the parties agree to obtain all requisite board of directors, stockholder and member approvals, to the extent not obtained prior to the date of this Agreement, required to be obtained to consummate the Transactions.

ARTICLE VII.

CONDITIONS

7.1 Conditions to the Obligations of Each Party. The obligations of each of the parties to consummate the Transactions shall be subject to the satisfaction of the following conditions:

(a) (i) The OfficeMax Stockholder Approval shall have been obtained in accordance with the OfficeMax Charter, the OfficeMax Bylaws and Applicable Law and (ii) the Office Depot Stockholder Approval shall have been obtained in accordance with the Office Depot Certificate, the Office Depot Bylaws and Applicable Law, including the applicable rules of the NYSE.

(b) (i) Any waiting period (and any extension thereof) applicable to the Transactions and the other transactions contemplated by this Agreement shall have been terminated or shall have expired, and any approvals, consents or clearances required in connection with the Transactions and the other transactions contemplated by this Agreement shall have been obtained, in each case, under the HSR Act, the Canadian Competition Act and the Mexican Federal Law on Economic Competition and (ii) any agreement entered into by each of the parties and a Governmental Authority under any Antitrust Laws, which agreement provides that the parties will not consummate the Transactions and the other transactions contemplated by this Agreement shall have expired or been terminated.

(c) No outstanding judgment, injunction, order or decree of a competent United States federal or state Governmental Authority shall prohibit or enjoin the consummation of the Transactions or the other transactions contemplated by this Agreement.

(d) The Commission shall have declared the Registration Statement effective under the Securities Act, and no stop order or similar restraining order by the Commission suspending the effectiveness of the Registration Statement shall be in effect.

(e) The shares of Office Depot Common Stock to be issued in connection with the Second Merger (including the shares of Office Depot Common Stock issuable upon the exercise of the Office Depot Exchange Options) shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.2 Conditions to Obligations of OfficeMax, Mapleby Holdco and Merger Sub One. The obligations of OfficeMax, Mapleby Holdco and Merger Sub One to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by OfficeMax:

(a) (i) The representations and warranties of Office Depot set forth in Article III (other than Sections 3.4(a), 3.4(b) and 3.6) that are qualified by a “Material Adverse Effect” qualification shall be true and correct as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, (ii) the representations and warranties of Office Depot set forth in Article III (other than Sections 3.4(a), 3.4(b) and 3.6) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on Office Depot, (iii) the representations and warranties set forth in Sections 3.4(a) and 3.4(b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, other than with respect to any issuances permitted pursuant to this Agreement and (iv) the representation set forth in Section 3.6 shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period; provided further, however, that with respect to clauses (i), (ii) and (iv) above, such conditions shall not apply to any failure to be true and correct arising from or relating to Office Depot’s (A) taking or agreeing to take any action in compliance with Section 5.3(d), (B) failing to receive any waivers, consents, licenses, permits, authorizations, orders or approvals under any Antitrust Law or (C) being subject to any Action (or threatened Action) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law (each of the foregoing in subclauses (A), (B) and (C) above, an “Excluded Office Depot Event”).

(b) Each of Office Depot, Merger Sub Two and Merger Sub Three shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Office Depot shall have furnished OfficeMax with a certificate dated the Closing Date signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of Office Depot to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(e) have been satisfied.

(d) OfficeMax shall have received a written tax opinion from OfficeMax’s Counsel, in form and substance reasonably satisfactory to OfficeMax, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, each of (i) the First Merger and the LLC Conversion, taken together, and (ii) the Second Merger and the Third Merger, taken together, will qualify, for United States federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code.

(e) Since the date of this Agreement, there shall not have occurred any Events (other than Excluded Office Depot Events) that, individually or in the aggregate, are having or would have a Material Adverse Effect on Office Depot.

(f) The Bylaw Amendment has been duly adopted effective as of the Second Effective Time.

(g) The transactions contemplated by the Voting Agreement shall have been consummated in accordance with their terms, and each of the Voting Agreement and the Termination Agreement shall be in full force and effect in accordance with their respective terms.

7.3 Conditions to Obligations of Office Depot, Merger Sub Two and Merger Sub Three. The obligations of Office Depot, Merger Sub Two and Merger Sub Three to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by Office Depot:

(a) (i) The representations and warranties of OfficeMax set forth in Article IV (other than Sections 4.4(a), 4.4(b) and 4.6) that are qualified by a “Material Adverse Effect” qualification shall be true and correct as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, (ii) the representations and warranties of OfficeMax set forth in Article IV (other than Sections 4.4(a), 4.4(b) and 4.6) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on OfficeMax, (iii) the representations and warranties set forth in Sections 4.4(a) and 4.4(b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, other than with respect to any issuances permitted pursuant to this Agreement and (iv) the representation set forth in Section 4.6 shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period; provided further, however, that with respect to clauses (i), (ii) and (iv) above, such conditions shall not apply to any failure to be true and correct arising from or relating to OfficeMax’s (A) taking or agreeing to take any action in compliance with Section 5.3(d), (B) failing to receive any waivers, consents, licenses, permits, authorizations, orders or approvals under any Antitrust Law or (C) being subject to any Action (or threatened Action) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law (each of the foregoing in subclauses (A), (B) and (C) above, an “Excluded OfficeMax Event”).

(b) Each of OfficeMax, Mapleby Holdco and Merger Sub One shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) OfficeMax shall have furnished Office Depot with a certificate dated the Closing Date signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of OfficeMax to the effect that the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(e) have been satisfied.

(d) Office Depot shall have received a written tax opinion from Office Depot’s Counsel, in form and substance reasonably satisfactory to Office Depot, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, each of (i) the First Merger and the LLC Conversion, taken together, and (ii) the Second Merger and the Third Merger, taken together, will qualify, for United States federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code.

(e) Since the date of this Agreement, there shall not have occurred any Events (other than Excluded OfficeMax Events) that, individually or in the aggregate, are having or would have a Material Adverse Effect on OfficeMax.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Office Depot and OfficeMax;

(b) by either Office Depot or OfficeMax if there shall be any law or regulation that makes consummation of the Transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent United States federal or state Governmental Authority enjoining Office Depot or OfficeMax from consummating the Transactions shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have used its reasonable best efforts to render inapplicable such law or regulation or remove such judgment, injunction, order or decree as required by Section 5.3;

(c) by either Office Depot or OfficeMax if the Transactions shall not have been consummated on or before December 31, 2013 (the “End Date”); provided, however, that if on December 31, 2013 any of the conditions to Closing set forth in Section 7.1(b) or 7.1(c) shall not have been satisfied or duly waived by the party or parties entitled to the benefit of such condition but all other conditions to Closing set forth in Article VII shall have been satisfied (other than those conditions that by their nature cannot be satisfied until the Closing Date, but which would be capable of being satisfied if the Closing Date occurred on the End Date) or waived, then the End Date shall be automatically extended without further action of the parties to (including) April 30, 2014; provided, further, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Transactions to occur on or before the End Date (as extended);

(d) by Office Depot prior to obtaining the OfficeMax Stockholder Approval (i) if the OfficeMax Board shall effect an OfficeMax Change of Recommendation or (ii) if after the date hereof an OfficeMax Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such OfficeMax Acquisition Proposal) the OfficeMax Board fails to affirm the OfficeMax Board Recommendation within ten business days after receipt of a written request from Office Depot to do so;

(e) by OfficeMax prior to obtaining the Office Depot Stockholder Approval (i) if the Office Depot Board shall effect an Office Depot Change of Recommendation or (ii) if after the date hereof an Office Depot Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such Office Depot Acquisition Proposal) the Office Depot Board fails to affirm the Office Depot Board Recommendation within ten business days after receipt of a written request from OfficeMax to do so;

(f) by OfficeMax, at any time prior to obtaining the OfficeMax Stockholder Approval, in order to enter into a definitive written agreement with respect to an OfficeMax Superior Proposal it received, provided that OfficeMax has complied with its obligations under Section 6.11 and, in connection with the termination of this Agreement, OfficeMax pays to Office Depot in immediately available funds the Termination Fee required to be paid by Section 8.2(d);

(g) by Office Depot, at any time prior to obtaining the Office Depot Stockholder Approval, in order to enter into a definitive written agreement with respect to an Office Depot Superior Proposal it received, provided that Office Depot has complied with its obligations under Section 6.10 and, in connection with the termination of this Agreement, Office Depot pays to OfficeMax in immediately available funds the Termination Fee required to be paid by Section 8.2(e);

(h) by Office Depot or OfficeMax if at the OfficeMax Stockholders Meeting (including any adjournment or postponement thereof) the OfficeMax Stockholder Approval shall not have been obtained;

(i) by Office Depot or OfficeMax if at the Office Depot Stockholders Meeting (including any adjournment or postponement thereof) the Office Depot Stockholder Approval shall not have been obtained; or

(j) by Office Depot or OfficeMax if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any Event shall have occurred, which breach or Event would result in the failure of one or more of the conditions set forth in Section 7.2(a), 7.2(b) or 7.2(e) (in the case of a breach by, or Event with respect to, Office Depot) or Section 7.3(a), 7.3(b) or 7.3(e) (in the case of a breach by, or Event with respect to, OfficeMax) to be satisfied on or prior to the End Date, and such breach or Event shall not be capable of being cured or shall not have been cured within 30 business days after detailed written notice thereof shall have been received by the party alleged to be in breach or with respect to which an Event is alleged to have occurred.

8.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement, except for the provisions of the second sentence of Section 5.2, this Section 8.2 and Sections 9.2 through 9.12, shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders with respect thereto. Notwithstanding the foregoing, nothing in this Section 8.2 shall relieve any party to this Agreement of liability for fraud or any willful or intentional breach of any provision of this Agreement and, if it shall be judicially determined that termination of this Agreement was caused by a willful or intentional breach of this Agreement, then, in addition to other remedies at law or equity for a willful or intentional breach of this Agreement, the party so found to have willfully or intentionally breached this Agreement shall indemnify and hold harmless the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”), provided, however, that, upon payment by Office Depot or OfficeMax of the Termination Fee in full, such party shall no longer be required to indemnify and hold harmless the other parties for their respective Costs pursuant to this Section 8.2(a). No termination of this Agreement shall affect the obligations of the parties contained in the Information Sharing Agreements, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

(b) If this Agreement is terminated for any reason pursuant to Section 8.1(d) (or is terminated by OfficeMax or Office Depot pursuant to Section 8.1(h) at a time when this Agreement was terminable pursuant to Section 8.1(d)), then OfficeMax will, within three business days following any such termination, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot a termination fee in an amount equal to $30,000,000 (the “Termination Fee”).

(c) If this Agreement is terminated for any reason pursuant to Section 8.1(e) (or is terminated by OfficeMax or Office Depot pursuant to Section 8.1(i) at a time when this Agreement was terminable pursuant to Section 8.1(e)) , then Office Depot will, within three business days following any such termination, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(d) If this Agreement is terminated pursuant to Section 8.1(f), then OfficeMax shall, concurrently with such termination, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot the Termination Fee.

(e) If this Agreement is terminated pursuant to Section 8.1(g), then Office Depot shall, concurrently with such termination, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(f) If this Agreement is terminated pursuant to Section 8.1(c) or 8.1(h), and (A) (x) in the case of a termination pursuant to Section 8.1(c), prior to the termination of this Agreement and (y) in the case of a termination pursuant to Section 8.1(h), prior to the OfficeMax Stockholders Meeting (including any adjournment or postponement thereof) at which the OfficeMax Stockholder Approval was not obtained, an OfficeMax Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention to make such OfficeMax Acquisition Proposal) and (B) within 12 months after the date of such termination, OfficeMax enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then OfficeMax will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot the Termination Fee.

(g) If this Agreement is terminated pursuant to Section 8.1(c) or 8.1(i), and (A) (x) in the case of a termination pursuant to Section 8.1(c), prior to the termination of this Agreement and (y) in the case of a termination pursuant to Section 8.1(i), prior to the Office Depot Stockholders Meeting (including any adjournment or postponement thereof) at which the Office Depot Stockholder Approval was not obtained, an Office Depot Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention to make such Office Depot Acquisition Proposal) and (B) within 12 months after the date of such termination, Office Depot enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Office Depot will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(h) If this Agreement is terminated for any reason pursuant to Section 8.1(j) (A) following the public announcement or disclosure of an Office Depot Acquisition Proposal or the intention by any Person to make such Office Depot Acquisition Proposal and (B) within 12 months after the date of such termination pursuant to Section 8.1(j), Office Depot enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Office Depot will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such Business Combination, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(i) If this Agreement is terminated for any reason pursuant to Section 8.1(j) (A) following the public announcement or disclosure of an OfficeMax Acquisition Proposal or the intention by any Person to make such OfficeMax Acquisition Proposal and (B) within 12 months after the date of such termination pursuant to

Section 8.1(j), OfficeMax enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then OfficeMax will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such Business Combination, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot the Termination Fee.

(j) For the purposes of this Section 8.2, “Business Combination” means (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Office Depot, in the case of Office Depot, or OfficeMax in the case of OfficeMax, as a result of which Office Depot’s stockholders or the OfficeMax Stockholders, as applicable, prior to such transaction in the aggregate cease to own more than 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate entity thereof), (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 50% voting or economic interest in Office Depot or OfficeMax, as applicable, or (C) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 50% of the consolidated assets (including stock of the subsidiaries of Office Depot or OfficeMax, as applicable), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Office Depot and its subsidiaries, taken as a whole, or OfficeMax and its subsidiaries, taken as a whole, as applicable.

(k) The parties acknowledge and agree that in no event shall a party be required to pay the Termination Fee on more than one occasion. In the event the Termination Fee is paid to a party in accordance with this Section 8.2, such payment shall be the sole and exclusive remedy of such party and its subsidiaries, stockholders and Representatives against the other party or any of its subsidiaries, stockholders and Representatives with respect to the termination, event or breach giving rise to that payment, except in the case of fraud or any willful or intentional breach of any provision of this Agreement.

8.3 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the OfficeMax Stockholder Approval, but after any such approval, no amendment shall be made which by law requires further approval or authorization by the OfficeMax Stockholders without such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument or instruments in writing signed and delivered by an authorized representative of each of the parties.

8.4 Extension; Waiver. At any time prior to the Second Effective Time, Office Depot (with respect to OfficeMax, Mapleby Holdco and Merger Sub One) and OfficeMax (with respect to Office Depot, Merger Sub Two and Merger Sub Three) by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement or in any document delivered pursuant to this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No delay on the part of any party in exercising any right hereunder shall operate as a waiver of such right, nor shall any waiver on the part of any party of any such right nor any single or partial exercise of any such right preclude any further exercise of such right or the exercise of any other such right.

ARTICLE IX.

MISCELLANEOUS

9.1 Survival of Representations and Warranties. The representations and warranties made in this Agreement by the parties shall not survive the Closing. This Section 9.1 shall not limit any covenant or agreement of the parties, which by its terms contemplates performance after the Closing or after the termination of this Agreement.

9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given and shall be deemed given upon receipt if delivered personally, telecopied (delivery of which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties (delivery of which is confirmed) or by registered or certified mail (postage paid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Office Depot, Merger Sub Two or Merger Sub Three:

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33496

Attention: Elisa D. Garcia C.

Facsimile: (561) 438-1629

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Mario A. Ponce

                  Eric M. Swedenburg

Facsimile: (212) 455-2502

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Thomas W. Christopher

                  Michael P. Brueck

Facsimile: (212) 446-4900

(b)	if to OfficeMax, Mapleby Holdco or Merger Sub One:

OfficeMax Incorporated

263 Shuman Boulevard

Naperville, Illinois 60563

Attention: Matthew R. Broad

Facsimile: (630) 864-4526

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

Attention: Margaret A. Brown

Facsimile: (617) 305-4815

9.3 Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated to the contrary. The descriptive Article and Section headings and the table of contents contained in this Agreement are for reference purposes only and are not intended to be part of and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or other document. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The parties have participated jointly in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “herewith” and “hereby” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrases “the date of this Agreement,” “the date hereof” and words of similar import, shall be deemed to refer to the date set forth on the cover page of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement. References to “dollars” or “$” are to United States dollars.

(b) For purposes of this Agreement, a “business day” means a Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in the State of New York are not authorized or obligated by Applicable Law to close.

(c) For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) corresponding or similar provisions of foreign laws or regulations, in each case other than pursuant to the OfficeMax Plans.

(d) For purposes of this Agreement, “ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations thereunder.

(e) For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f) For purposes of this Agreement, “GAAP” means United States generally accepted accounting principles applied on a consistent basis.

(g) For purposes of this Agreement, “knowledge” means (x) with respect to Office Depot, the actual knowledge of the Persons listed on Section 9.3(g) to the Office Depot Disclosure Schedule and (y) with respect to OfficeMax, the actual knowledge of Persons listed on Section 9.3(g) to the OfficeMax Disclosure Schedule.

(h) For the purposes of this Agreement, a “Material Adverse Effect” with respect to any party shall be deemed to occur if any event, change or effect (an “Event” ), individually or in the aggregate with such other Events, has occurred that has a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole; provided, however, that a Material Adverse Effect with respect to any party shall not include any Event directly or indirectly arising out of or attributable to: (i) any decrease in the market price of the shares of Office Depot Common Stock, in the case of Office Depot, or the OfficeMax Common Stock, in the case of OfficeMax (but in either case not any Event underlying such decrease to the extent such Event would otherwise constitute a Material Adverse Effect on such party); (ii) conditions, events, or circumstances generally affecting the retail, contract, direct mail and/or internet businesses of the office supply industry; (iii) changes in GAAP, Applicable Law or accounting standards, or in any interpretation of GAAP, Applicable Law or accounting standards; (iv) any litigation arising from allegations of a breach of fiduciary duty or other violation of Applicable Law relating to this Agreement or the transactions contemplated by this Agreement (or any public disclosure relating to such litigation); (v) changes in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to Office Depot or OfficeMax, as the case may be, or their respective subsidiaries (including, in and of itself, any failure to meet analyst projections); (vi) the failure, in and of itself, of Office Depot or OfficeMax, as the case may be, to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of this Agreement, as well as any change, in and of itself, by Office Depot or OfficeMax, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to the other party prior to the date of this Agreement; (vii) any changes or developments in United States, European, Asian or global economic, regulatory or political conditions in general (including the outbreak or escalation of hostilities or acts of war or terrorism), or generally affecting the financial or securities markets in the United States, Europe or elsewhere in the world; (viii) the failure of OfficeMax or Office Depot, as the case may be, to consent to any actions of the other party required to comply with or proscribed by Section 6.1 or 6.2, as the case may be, where such failure to consent would be unreasonable; or (ix) any changes or developments resulting from the execution, delivery, existence of, or compliance with, this Agreement or announcement or consummation of the transactions contemplated by this Agreement, including any loss of employees, customers, suppliers, vendors, licensors, licensees or distributors (provided that the exception in this subclause (ix) shall not apply to the representations and warranties contained in Section 3.5 or 4.5 to the extent that the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement would result in a breach or inaccuracy of the representations and warranties set forth in Section 3.5 or 4.5).

(i) For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such Person.

(j) For purposes of this Agreement, a “Significant Subsidiary” means any subsidiary that qualifies as a “significant subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

(k) For purposes of this Agreement, a “subsidiary” of any Person means another Person, an amount of the voting securities or other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(l) For purposes of this Agreement, “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

9.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.5 Entire Agreement. This Agreement (including the exhibits and schedules hereto, the Office Depot Disclosure Schedule and the OfficeMax Disclosure Schedule) and the Information Sharing Agreements constitute the entire agreement among the parties and supersede all prior agreements and understandings or representations by or among the parties whether written and oral with respect to the subject matter hereof and thereof, it being understood that the Information Sharing Agreements shall continue in full force and effect until the Closing and shall survive any termination of this Agreement.

9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

9.7 Third-Party Beneficiaries. Except for the agreement set forth in Section 6.3, nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries or confer upon any Person other than the parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9.8 Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.9 Consent to Jurisdiction; Venue.

(a) Each of the parties irrevocably and unconditionally agrees that any Action arising out of or relating to this Agreement and the rights and obligations arising under this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by another party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the United States District Court for the District of Delaware. Each of the parties irrevocably submits with regard to any Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.9, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (B) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties also agrees that any final, non-appealable judgment against a party in connection with any Action shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

(b) Each of the parties consents to service being made through the notice procedures set forth in Section 9.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. Nothing in this Section 9.9 shall affect the right of any party to serve legal process in any other manner permitted by law.

9.10 Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under Applicable Law. Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to a decree of specific performance, and each of the parties shall further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Action should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under Applicable Law.

9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations arising under this Agreement shall be directly or indirectly assigned, delegated sublicensed or transferred by any of the parties (whether by operation of law or otherwise), in whole or in part, to any other Person (including any bankruptcy trustee) without the prior written consent of the other parties; provided that until the second business day preceding the Closing, Office Depot may cause Merger Sub Two or Merger Sub Three to assign all of such Person’s rights, interests and obligations arising under this Agreement to another newly formed, wholly owned subsidiary of Office Depot with substantially identical ownership, capitalization and organizational documents, which subsidiary shall be substituted for Merger Sub Two or Merger Sub Three, as the case may be, for all purposes hereunder, and OfficeMax may cause Mapleby Holdco or Merger Sub One to assign all of such Person’s rights, interests and obligations arising under this Agreement to another newly formed, wholly owned subsidiary of OfficeMax with substantially identical ownership, capitalization and organizational documents, which subsidiary shall be substituted for Mapleby Holdco or Merger Sub One, as the case may be, for all purposes hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.12 Expenses. Subject to the provisions of Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement and thereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the Registration Statement and the Joint Proxy Statement (including filing fees related thereto) will be shared equally by Office Depot and OfficeMax.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

OFFICE DEPOT, INC.

By:	/s/ Neil R. Austrian
Name: Neil R. Austrian
Title: Chairman and Chief Executive Officer

DOGWOOD MERGER SUB INC.

By:	/s/ Michael D. Newman
Name: Michael D. Newman
Title: President

DOGWOOD MERGER SUB LLC

By:	/s/ Michael D. Newman
Name: Michael D. Newman
Title: President

MAPLEBY HOLDINGS MERGER CORPORATION

By:	/s/ Matthew R. Broad
Name: Matthew R. Broad
Title: Chairman and President

MAPLEBY MERGER CORPORATION

By:	/s/ Matthew R. Broad
Name: Matthew R. Broad
Title: Chairman and President

OFFICEMAX INCORPORATED

By:	/s/ Ravichandra K. Saligram
Name: Ravichandra K. Saligram
Title: President and CEO

[Signature Page to Agreement and Plan of Merger]

ANNEX B

FORM

OF

AMENDED AND RESTATED BYLAWS

OF

OFFICE DEPOT, INC.,

A DELAWARE CORPORATION

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation shall be located at the corporation’s principal place of business in the State of Delaware or at the office of the person or entity then acting as the corporation’s registered agent in Delaware. The registered office and/or registered agent of the corporation may be changed from time to time by resolution of the Board of Directors.

Section 2. Other Offices. The corporation may also have offices at such other places as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of stockholders for the election of directors and the conduct of such other business as may properly come before the meeting in accordance with these Bylaws shall be held at such place and time on such day, other than a legal holiday, as the Chief Executive Officer of the corporation (or, if applicable, as the Co-Chief Executive Officers of the corporation) in each such year determines; provided, that if the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) do not act, the Board of Directors shall determine the place, time and date of such meeting.

Section 2. Special Meetings. Special meetings of stockholders may be called for any purpose and may be held at such time and place as shall be stated in a notice of meeting or in a duly executed waiver of notice thereof. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting.

(a) A special meeting of stockholders may be called at any time by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) or, if directed by resolution of the Board of Directors, the Secretary.

(b) A special meeting of stockholders shall be called by the Secretary at the written request (a “Special Meeting Request”) of holders of record of at least 25% of the outstanding common stock of the corporation entitled to vote on the matter or matters to be brought before the proposed special meeting (the “Requisite Percentage”). A Special Meeting Request to the Secretary shall be signed by each stockholder requesting the special meeting (each, a “Requesting Stockholder”) and shall be accompanied by a notice setting forth the information required by Section 14(a)(2)(A)-(D) of this Bylaw, as if such Section were applicable to Special Meeting Requests. Requesting Stockholders who collectively hold at least the Requisite Percentage on the date the Special Meeting Request is submitted to the Secretary must (i) continue to hold at least the number of shares of common stock set forth in the Special Meeting Request with respect to each such Requesting Stockholder through the date of the special meeting and (ii) submit a written certification (an “Ownership Certification”) confirming the continuation of such holdings on the business day immediately preceding the special meeting, which Ownership Certification shall include the information required by Section 14(a)(2)(A) of this Bylaw as of the date of such special meeting with respect to each such Requesting Stockholder.

(c) A special meeting called pursuant to Section 2(a) or Section 2(b) of this Bylaw shall be held at such date, time and place as may be fixed by the Board of Directors in accordance with these Bylaws; provided, however, that the date of any special meeting called pursuant to Section 2(b) of this Bylaw shall not be more than 90 days after a Special Meeting Request that satisfies the requirements of this Section 2 is received by the Secretary. The day, place and hour of such special meeting shall be set forth in the notice of special meeting. If a valid Special Meeting Request is received by the Secretary subsequent to a valid Special Meeting Request and before the date of the corresponding special meeting of shareholders, all items of business contained in such Special Meeting Requests may be presented at one special meeting.

(d) Notwithstanding the foregoing provisions of this Section 2, a special meeting requested by stockholders pursuant to Section 2(b) of this Bylaw shall not be held if (i) the Special Meeting Request does not comply with this Section 2; (ii) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (iii) the Special Meeting Request is received by the corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting; (iv) an annual or special meeting of stockholders that included a substantially similar item of business (“Similar Business”) (as determined in good faith by the Board of Directors) was held not more than 120 days before the Special Meeting Request was received by the Secretary; (v) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within 90 days after the Special Meeting Request is received by the Secretary and the Board of Directors determines in good faith that the business to be conducted at such meeting includes the Similar Business; (vi) such Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other applicable law; or (vii) two or more special meetings of stockholders called pursuant to the request of stockholders have been held within the 12-month period before the Special Meeting Request was received by the Secretary. For purposes of this Section 2(d), the nomination, election or removal of directors shall be deemed to be Similar Business with respect to all items of business involving the nomination, election or removal of directors, changing the size of the Board of Directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors.

(e) Any Requesting Stockholder may revoke such stockholder’s participation in a Special Meeting Request at any time by written revocation delivered to the Secretary and if, following any such revocation, there are outstanding un-revoked requests from stockholders holding less than the Requisite Percentage in accordance with this Section 2, the Board of Directors may, in its discretion, cancel the special meeting. If none of the Requesting Stockholders appears or sends a duly authorized agent to present the business to be presented for consideration that was specified in the Special Meeting Request, or if the Ownership Certification does not satisfy the requirements set forth in Section 2(b) of this Bylaw, the corporation need not present such business for a vote at such special meeting.

(f) Business conducted at a special meeting requested by stockholders pursuant to Section 2(b) of this Bylaw shall be limited to the matters described in the applicable Special Meeting Request; provided that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any such special meeting requested by stockholders.

Section 3. Place of Meetings. Annual and special meetings may be held at such place as the Board of Directors may determine.

Section 4. Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place, date, time, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either (a) personally or by mail, by or at the direction of the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) or the Secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the corporation or (b) by a form of electronic transmission, including electronic mail, in the manner provided in and to the extent permitted by the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Nothing in these Bylaws shall preclude the stockholders from waiving notice as provided in Article IV hereof. Any previously scheduled annual meeting of the stockholders may be postponed, and any previously scheduled special meeting of the stockholders may be postponed or cancelled, by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

Section 5. Fixing a Record Date for Stockholder Meetings. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of any such meeting. Only stockholders as of the record date are entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment or postponement of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned or postponement meeting.

Section 6. Quorum. The holders of a majority of the issued and outstanding shares of common stock of the corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders. If a quorum is not present, the chairman of the meeting or the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote at the meeting may adjourn the meeting to another time and/or place from time to time. When a quorum is once present to commence a meeting of stockholders, it shall not be broken by the subsequent withdrawal of the stockholders or their proxies.

Section 7. Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At any such adjourned meeting at which a quorum shall be present or represented, the corporation may transact any business which might have been transacted at the original meeting. Notwithstanding the foregoing, if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of Article II hereof, but such notice may be waived as provided in Article IV hereof.

Section 8. Voting by Stockholders on Matters Other Than the Election of Directors. With respect to any matters as to which no other voting requirement is specified by the Delaware General Corporation Law, the certificate of incorporation of the corporation (the “Certificate of Incorporation”) or these Bylaws, the affirmative vote required for stockholder action shall be that of a majority of the shares present in person or represented by proxy (as counted for purposes of determining the existence of a quorum) and entitled to vote at a meeting of stockholders at which a quorum is present. In the case of a matter submitted for a vote of the stockholders as to which a stockholder approval requirement is applicable under the stockholder approval policy of the New York Stock Exchange, the requirements of Rule 16b-3 under the Exchange Act, or any provision of the Internal Revenue Code of 1986, as amended (the “Code”), including Code Section 162(m), in each case for which no higher voting requirement is specified by the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws, the vote required for approval shall be the requisite vote specified in such stockholder approval policy, Rule 16b-3 or such Code provision, as the case may be (or the highest such requirement if more than one is applicable). For the approval of the appointment of independent public accountants (if submitted for a vote of the stockholders), the vote required for approval shall be a majority of the votes cast on the matter.

Section 9. Voting by Stockholders in the Election of Directors. Each director to be elected by the stockholders shall be elected by a majority of the votes cast at any meeting held for the purpose of the election of directors at which a quorum is present, subject to the following provisions:

(a) Resignation of Incumbent Director Who Fails to Receive a Majority Vote: In any non-contested election of directors, any director nominee who is an incumbent director who receives a greater number of votes “withheld” from his or her election (or “against” or “no” votes) than votes “for” such election shall immediately tender his or her resignation to the Board of Directors, which resignation shall be irrevocable. Thereafter, the Board of Directors shall decide, through a process managed by the Corporate Governance and Nominating Committee (and excluding the nominee in question from all Board of Directors and Committee deliberations), whether to accept such resignation within 90 days of the date of such resignation. Absent a compelling reason for the director to remain on the Board of Directors (as determined by the Board of Directors), the Board of Directors shall accept the resignation from the director. To the extent that the Board of Directors determines that there is a compelling reason for the director to remain on the Board of Directors and does not accept the resignation, the Board of Directors’ explanation of its decision shall be disclosed promptly in a Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) or in a press release that is widely disseminated.

(b) Definition of “Compelling Reason”: For purposes of this policy, a “compelling reason” shall be determined by the Board of Directors (excluding the nominee in question from all Board of Directors and Committee deliberations) and could include, by way of example and without limitation, situations in which a director nominee was the target of a “vote no” or “withhold” campaign on what the Board of Directors believes to be an illegitimate or inappropriate basis or if the resignation would cause the corporation to be in violation of its constituent documents or regulatory requirements.

(c) Consequences of the Board of Directors’ Acceptance or Non-Acceptance of a Director’s Resignation: If such incumbent director’s resignation is accepted by the Board of Directors, then such director shall immediately cease to be a member of the Board of Directors upon the date of action taken by the Board of Directors to accept such resignation. If such incumbent director’s resignation is not accepted by the Board of Directors, such director will continue to serve until the next annual meeting, or until his or her subsequent resignation or removal.

(d) Failure of a Non-Incumbent Director to Win Election: If any nominee for director who is not an incumbent fails in a non-contested election to receive a majority vote for his or her election at any meeting for the purpose of the election of directors at which a quorum is present, such candidate shall not be elected and shall not take office.

(e) Filling Vacancies: If an incumbent director’s resignation is accepted by the Board of Directors pursuant to this Bylaw, or if a non-incumbent nominee for director is not elected, the Board of Directors, may, subject to the provisions of Article VI of these Bylaws, fill any resulting vacancy pursuant to the provisions of Article III, Section 4 of these Bylaws, or may decrease the size of the Board of Directors pursuant to the provisions of Article III, Section 2 of these Bylaws.

(f) Nominees to Agree in Writing to Abide by this Bylaw: To be eligible for election as a director of the corporation, each nominee (including incumbent directors and nominees proposed by stockholders in accordance with Article II, Section 14 of these Bylaws) must agree in writing in advance to comply with the requirements of this Section 9 of Article II of these Bylaws.

(g) Majority Vote Defined: For purposes of this Bylaw, a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the total number of votes cast with respect to that director’s election. Votes “cast” shall include votes to withhold authority and votes “against” and “no” votes but shall exclude abstentions with respect to a director’s election or with respect to the election of directors in general.

(h) Vote Standard in Contested Elections: Notwithstanding anything to the contrary contained in this Article II, Section 9 of these Bylaws, in the event of a contested election, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this Bylaw, a contested election shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the Secretary (i) as of the close of the applicable notice of nomination period set forth in Article II, Section 14 of these Bylaws based on whether one or more notice(s) of nomination were timely filed in accordance with said Bylaws or (ii) if later, reasonably promptly following the determination by any court or other tribunal of competent jurisdiction that one or more notice(s) of nomination were timely filed in accordance with said Bylaws; provided, that the determination that an election is a contested election by the Secretary pursuant to clause (i) or (ii) shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity. If, prior to the time the corporation mails its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn (or declared invalid or untimely by any court or other tribunal of competent jurisdiction) such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a contested election, but in all other cases, once an election is determined to be a contested election, directors shall be elected by the vote of a plurality of the votes cast.

Section 10. Voting Rights. Except as otherwise provided by the Delaware General Corporation Law or by the Certificate of Incorporation and subject to Article VIII, Section 3 of these Bylaws, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of common stock held by such stockholder.

Section 11. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy specifically provides for a longer period. Each proxy shall be in writing executed by the stockholder giving the proxy or by his duly authorized attorney. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it, or his legal representatives or assigns except in those cases where an irrevocable proxy permitted by statute has been given. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest sufficient in law to support an irrevocable power and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the Secretary or a person designated by the Secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Section 12. Action by Written Consent.

(a) General. Any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, or the corporation’s principal place(s) of business, or an officer or agent of the corporation having custody of the book or books in which proceedings of meetings of the stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested, provided, however, that no consent or consents delivered by certified or registered mail shall be deemed delivered until received at the registered office. All consents properly delivered in accordance with this Section shall be deemed to be recorded when so delivered. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting of stockholders.

(b) Inspectors of Written Consent. In the event of the delivery, in the manner provided by Section 12(a) of this Bylaw, to the corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the corporation that the consents delivered to the corporation in accordance with Section 12(a) of this Bylaw represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(c) Effectiveness of Action by Written Consent. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation as required by this section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded.

(d) Notice of Action by Written Consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were recorded.

(e) Fixing a Record Date for Action by Written Consent. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Only stockholders as of the record date are entitled to consent to corporate action in writing without a meeting. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Bylaw). If no record date has been fixed by the Board of Directors, pursuant to this Bylaw or otherwise within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place(s) of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 13. Stock Records. The Secretary or agent having charge of the stock transfer books shall make, at least 10 days before each meeting or any adjournment thereof, arranged in alphabetical order and showing the address of and the number and class and series, if any, of shares held by each. For a period of 10 days prior to such meeting, such list shall be kept at the principal place(s) of business of the corporation or at the office of the transfer agent or registrar of the corporation and such other places, if any, as required by statute and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder at any time during the meeting.

Section 14. Notice of Stockholder Nominations and Other Business.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the corporation’s stockholders may be made at an annual meeting of stockholders (A) by or at the direction of the Board of Directors, including pursuant to the corporation’s notice of meeting, or (B) by any stockholder of the corporation who (i) was a stockholder of record at the time of giving of notice provided for in this Bylaw and at the time of the annual meeting (including any adjournment or postponement thereof), (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in this Bylaw as to such business or nomination; this clause (B) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the corporation’s notice of meeting) before an annual meeting of stockholders.

(2) Without qualification, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 14(a)(1)(B) of this Bylaw, the stockholder must have given timely notice in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting except that with regard to the corporation’s annual meeting of stockholders to be held during calendar year 2013, to be timely (and notwithstanding anything to the contrary contained in this Section 14(a)(2)), a stockholder’s notice of nominations must be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. (Eastern time) on the 60th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

To be in proper form, a stockholder’s notice (whether given pursuant to this Section 14(a)(2) or Section 14(b) of this Bylaw) to the Secretary must:

(A) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, if any, (ii) (1) the class or series and number of shares of the corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (2) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of shares of the corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation, (3) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the corporation, (4) any short interest in any security of the corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (5) any rights to dividends on the shares of the corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the corporation, (6) any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (7) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), and (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(B) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the annual meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, in such business and (ii) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(C) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(D) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Article II, Section 15 of these Bylaws. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(3) Notwithstanding anything in the second sentence of Section 14(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (1) by or at the direction of the Board of Directors, including pursuant to the corporation’s notice of meeting, (2) pursuant to Section 2 of this Bylaw, or (3) by any stockholder of the corporation who (i) is a stockholder of record at the time of giving of notice provided for in this Bylaw and at the time of the special meeting, (ii) is entitled to vote at the meeting (including any adjournment or postponement thereof), and (iii) complies with the notice procedures set forth in this Bylaw as to such nomination. In the event a special meeting of stockholders is called for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation’s notice of meeting, if the stockholder’s notice required by Section 14(a)(2) of this Bylaw with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 15 of this Bylaw) shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Certificate of Incorporation or this Bylaw, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw; provided, however, that any references in this Bylaw to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 14(a)(1)(B) or Section 14(b) of this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation or this Bylaw.

Section 15. Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the corporation, a person must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Article II, Section 14 of these Bylaws) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be in the form provided by the corporation, and shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the corporation, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.

Section 16. Fixing a Record Date for Other Purposes. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date, shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. Only stockholders as of the record date are entitled to receive such payments, distributions or other allotments or exercise such rights or take such other lawful action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III

DIRECTORS

Section 1. General Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors.

Section 2. Number, Election and Term of Office. Subject to the provisions of Article VI of these Bylaws, the number of directors which shall constitute the Board of Directors shall be established from time to time by a vote of a majority of the entire Board of Directors; provided, however, that the number of Directors shall not be reduced so as to shorten the term of any Director at the time in office. The Board of Directors shall be elected at the annual meeting of the stockholders and each director elected shall hold office until the next annual meeting of stockholders or until a successor is duly elected and qualified or until his or her earlier resignation or removal as hereinafter provided.

Section 3. Removal and Resignation. Any director or the entire Board of Directors may be removed at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as otherwise provided by law. Any director may resign at any time upon written notice to the corporation. Such written resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt by the Chairman (or, if applicable, the Co-Chairmen) of the Board, Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) or the Secretary. Except as provided in Article II, Section 9(a) of these Bylaws, the acceptance of a resignation shall not be necessary to make it effective.

Section 4. Vacancies. Subject to the provisions of Article VI of these Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the next annual meeting of stockholders or until a successor is duly elected and qualified or until his or her earlier resignation or removal as herein provided. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director chosen by any class or classes of stock or series thereof shall hold office until the next election of the class for which such directors have been chosen and until their successors shall be elected and qualified.

Section 5. Annual Meetings of Board of Directors. The annual meeting of each newly elected Board of Directors shall be held without other notice than this Bylaw as soon as practicable after the annual meeting of stockholders at such location as is convenient and established by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers).

Section 6. Other Meetings and Notice. Regular meetings, other than the annual meeting, of the Board of Directors may be held at such location as is convenient and without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors. Special meetings of the Board of Directors may be called (i) by the Chairman (or, if applicable, the Co-Chairmen) of the Board or the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) on at least 24 hours prior notice to each director, either personally, by telephone, by mail, by telegraph, by telecopy or by e-mail or (ii) upon the request of at least three directors, by the Secretary on at least 72 hours’ prior notice. If notice of less than three days is given, it shall be oral, whether by telephone or in person, or sent by special delivery mail, facsimile, telegraph or e-mail. If mailed, the notice shall be given when deposited in the United States mail, postage pre-paid. Nothing herein contained shall preclude the directors from waiving notice as provided in Article IV hereof.

Section 7. Chairman of the Board; Lead Director. Subject to the provisions of Article VI of these Bylaws, the Chairman (or, if applicable, the Co-Chairmen) of the Board shall be appointed by resolution of the Board of Directors and shall preside at all meetings of the Board of Directors and stockholders. Subject to the provisions of Article VI of these Bylaws, if the offices of the Chief Executive Officer and Chairman are not separate or if the Chairman is not considered by the Board of Directors to be an independent director, the independent directors will elect one of their number to serve as Lead Director. The Lead Director (or, if applicable, the Co-Lead Directors), if any, will chair meetings of independent directors, will facilitate communications between other members of the Board of Directors and the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) and the Chairman (or, if applicable, the Co-Chairmen), and will assume other duties which the independent directors as a whole may designate from time to time.

Section 8. Quorum, Required Vote and Adjournment. A majority of the total number of directors shall constitute a quorum for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation or these Bylaws. The vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless otherwise provided by an applicable provision of law, by these Bylaws, by the Certificate of Incorporation or by a resolution of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Emergency Management Committee. If as a result of a catastrophe or other emergency condition a quorum of any committee of the Board of Directors having power to act in the premises cannot readily be convened and a quorum of the Board of Directors cannot readily be convened, then all the powers and duties of the Board of Directors shall automatically vest and continue, until a quorum of the Board of Directors can be convened, in the Emergency Management Committee, which shall consist of all readily available members of the Board of Directors (provided that during the Specified Post-Merger Period, such committee shall consist of an equal number of readily available Continuing Office Depot Directors and Continuing OfficeMax Directors) and two of whose members shall constitute a quorum. The Emergency Management Committee shall call a meeting of the Board of Directors as soon as circumstances permit for the purpose of filling any vacancies on the Board of Directors and its committees and taking such other action as may be appropriate, subject to the provisions of Article VI of these Bylaws.

Section 10. Other Committees of the Board. Subject to the provisions of Article VI of these Bylaws, the corporation shall have an Audit Committee, consisting of at least three independent directors of the corporation, a Compensation Committee, consisting of at least two independent directors of the corporation who have never been employees or officers of the corporation, and a Corporate Governance and Nominating Committee, consisting of at least three independent directors. The Board of Directors may, by resolution passed by a majority of the whole Board, designate other committees, and each such other committee shall, subject to the provisions of Article VI of these Bylaws, consist of two or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of a committee; provided, however, that during the Specified Post-Merger Period (as defined in Article VI of these Bylaws), one or more Continuing Office Depot Directors (as defined in Article VI of these Bylaws) shall be designated as alternates for any absent or disqualified members of any committee who are Continuing Office Depot Directors, and one or more Continuing OfficeMax Directors (as defined in Article VI of these Bylaws) shall be designated as alternates for any absent or disqualified members of any committee who are Continuing OfficeMax Directors. Subject to the provisions of Article VI of these Bylaws, such committee or committees (including the members thereof) shall serve at the pleasure of the Board of Directors and have such name or names and have as many members as may be determined from time to time by resolution adopted by the Board of Directors. Any member of the Board of Directors may participate in the meetings of any such committee, subject to the approval of the chairman of such committee. The Board of Directors shall adopt a charter for each committee it designates (other than special committees), and each committee shall assess the adequacy of such charter annually and recommend any changes to the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 11. Limitations on Committee Powers. No committee of the Board of Directors, acting without concurrence of the entire Board, shall have power or authority to:

(a) amend the Certificate of Incorporation or recommend the same to the stockholders;

(b) adopt an agreement of merger or consolidation or recommend the same to the stockholders;

(c) recommend to the stockholders the sale, lease, or exchange of all or substantially all of the corporation’s property and assets;

(d) recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution;

(e) amend or repeal these Bylaws;

(f) unless expressly so provided by resolution of the Board of Directors, (i) declare a dividend; or (ii) authorize the issuance of shares of the corporation of any class; and

(g) amend, alter, or repeal any resolution of the Board of Directors which, by its terms, provides that it shall not be amended, altered or repealed by any committee or, as applicable, a certain committee.

Section 12. Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. In the event that a member and that member’s alternate, if alternates are designated by the Board of Directors as provided in Section 10 of this Article III, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member; provided, however, that during the Specified Post-Merger Period, one or more Continuing Office Depot Directors shall be appointed as alternates for any absent or disqualified members of such committee who are Continuing Office Depot Directors, and one or more Continuing OfficeMax Directors shall be appointed as alternates for any absent or disqualified members of such committee who are Continuing OfficeMax Directors.

Section 13. Use of Communications Equipment in Conducting Meetings. Members of the Board of Directors or any committee thereof may participate in and act at any meeting of the Board of Directors or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this section shall constitute attendance and presence in person at the meeting of the person or persons so participating.

Section 14. Action Without a Meeting by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

Section 15. Compensation. The Board of Directors shall have the authority to fix the compensation of directors by written resolution. Nothing herein shall be construed to preclude any director from serving the corporation in any other capacity as an officer, employee, agent or otherwise, and receiving compensation therefor.

Section 16. Books and Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the corporation.

ARTICLE IV

WAIVER OF NOTICE

Whenever a notice is required to be given by any provision of law, by these Bylaws, or by the Certificate of Incorporation, a written waiver, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the sole and express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE V

OFFICERS

Section 1. Number and Authority. Subject to the provisions of Article VI of these Bylaws, the Board of Directors of the corporation shall from time to time elect from its membership a Chairman of the Board, who may also be the Chief Executive Officer or any other officer of the corporation. The officers of the corporation shall consist of at least the following: (1) a Chief Executive Officer or, if the Successor CEO Designation (as defined in Article VI of these Bylaws) has not occurred, two Co-Chief Executive Officers until the due appointment of the Successor CEO (as defined in Article VI of these Bylaws) in accordance with the provisions of Article VI of these Bylaws, (2) a Chief Financial Officer, (3) a Secretary and (4) a Treasurer.

The Board of Directors may appoint such other officers and agents, including but not limited to, a President, a Chief Operating Officer, one or more Presidents of Divisions or Business Groups, one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as it shall at any time or from time to time deem necessary or advisable. Subject to the provisions of Article VI of these Bylaws, pursuant to Section 10 of this Article V, the Board of Directors may delegate to the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) the right to appoint such Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers and agents, as the Chief Executive Officer (or, if applicable, as the Co-Chief Executive Officers) shall deem appropriate and necessary from to time.

Any number of offices may be held by the same person, except that neither the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) nor any President shall also hold the office of either Treasurer or Secretary. All officers, as between themselves and the corporation, shall have such authority and perform such duties in the management of the business and affairs of the corporation as may be provided in these Bylaws, or, to the extent not so provided, as may be prescribed by the Board of Directors or by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers).

Section 2. Election and Term of Office. The officers of the corporation (other than those appointed by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) pursuant to Section 10 of this Bylaw) shall be elected at least once annually by the Board of Directors, and each such officer shall hold office until the next annual meeting of the Board of Directors or until a successor is duly elected and qualified or until his or her earlier resignation or removal as herein provided. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors (or by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) pursuant to Section 10 of this Bylaw).

Section 3. Removal. All officers and agents shall hold office at the pleasure of the Board of Directors, and any officer or agent elected or appointed by the Board of Directors (or appointed by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) pursuant to Section 10 of this Bylaw) may, subject to the provisions of Article VI of these Bylaws, be removed at any time by the Board of Directors for cause or without cause at any regular or special meeting, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Officers and agents appointed by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) pursuant to Section 10 of this Bylaw may be removed at any time by the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) for cause or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. Subject to the provisions of Article VI of these Bylaws, any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise, may be filled by resolution of the Board of Directors.

Section 5. Compensation. Compensation of all officers and agents (other than the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers)) shall be fixed by or in the manner prescribed by the Compensation Committee, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the corporation. The compensation of the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) shall be fixed by or in the manner prescribed by the Compensation Committee, but such compensation shall be subject to the approval of a majority of the independent directors of the Board of Directors.

Section 6. Chairman of the Board. The Chairman (or, if applicable, the Co-Chairmen) of the Board shall preside at all meetings of the directors, or (a) if the offices of the Chairman of the Board and Lead Director are separate, the Chairman may delegate such duties to the Lead Director or (b) if the offices of the Chief Executive Officer and Chairman of the Board are separate, the Chairman may delegate such duties to the Chief Executive Officer. The Chairman (or, if applicable, the Co-Chairmen) of the Board shall perform such other duties as are required of him by the Board of Directors and shall have no other duties except such as are delegated to him by the Board of Directors. At any time at which there are Co-Chairmen of the Board, any action to be taken by the Co-Chairmen shall be taken jointly by such Co-Chairmen.

Section 7. Chief Executive Officer. Subject to the provisions of Article VI of these Bylaws, the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) of the corporation shall have the general charge of the business and affairs of the corporation and shall oversee the management of the business of the corporation. In the absence of the Chairman (or, if applicable, the Co-Chairmen) of the Board, or if designated to do so by the Board of Directors, the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) shall preside at all meetings of the stockholders and of the directors and shall exercise the other powers and perform the other duties of the Chairman (or, if applicable, the Co-Chairmen) of the Board or designate the executive officers of the corporation by whom such other powers shall be exercised and other duties performed. The Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) shall see to it that all resolutions and orders of the Board of Directors are carried into effect, and the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) shall have full power of delegation in so doing. The Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) shall have such other powers and perform such other duties as the Board of Directors or these Bylaws may, from time to time, prescribe. The Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) shall have the power to execute any and all instruments and documents on behalf of the corporation and to delegate to any other officer of the corporation the power to execute any and all such instruments and documents. At any time at which there are Co-Chief Executive Officers of the corporation, any action to be taken by the Co-Chief Executive Officers shall be taken jointly by such Co-Chief Executive Officers.

Section 8. Secretary. The Secretary shall attend all meetings of the Board of Directors and its committees and all meetings of the stockholders and shall record all the proceedings of the meetings in a book or books to be kept for that purpose; he or she shall see that all notices required to be given by these Bylaws or by law are duly given in accordance with the provisions of these Bylaws or as required by law; he or she shall be the custodian of the records and of the corporate seal or seals of the corporation; he or she shall have authority to affix the corporate seal or seals to all documents, the execution of which, on behalf of the corporation, under its seal, is duly authorized, and when so affixed it may be attested by his or her signature; and in general, he or she shall perform all duties incident to the office of the Secretary of a corporation, and such other duties as the Board of Directors or the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) may from time to time prescribe.

Section 9. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the corporation and shall deposit, or cause to be deposited, all moneys and other valuable effects in the name and to the credit of the corporation in such banks, trust companies, or other depositories as shall from time to time be selected by the Board of Directors. He or she shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; he or she shall render to the Chairman (or, if applicable, the Co-Chairmen) of the Board and to each member of the Board of Directors, whenever requested, an account of the Treasurer’s actions and of the financial condition of the corporation. The Treasurer shall perform all of the duties incident to the office of the Treasurer of a corporation, and have such other powers and perform such other duties as the Board of Directors may, from time to time, prescribe. In the event the corporation shall fail to have a Treasurer at any time, then the duties of the Treasurer may be assumed and performed by the Chief Financial Officer and delegated by him to one or more assistant Treasurers.

Section 10. Other Officers, Assistant Officers and Agents. The Board of Directors may also elect or may delegate to the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) the power to appoint such other officers, assistant officers and agents, as it may at any time or from time to time deem advisable, and any officers, assistant officers and agents so elected or appointed shall have such authority and perform such duties as the Board of Directors or the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers) may from time to time prescribe.

Section 11. Reservation of Authority. All other powers not expressly delegated or provided for herein, or in the Delaware General Corporation Law to any officer, are expressly reserved to the Board of Directors and may be delegated by it to any officer by resolution adopted from time to time by the Board of Directors.

ARTICLE VI

CERTAIN GOVERNANCE MATTERS

Section 1. Definitions.

(a) “Appointment Date” shall have the meaning set forth in Section 3(b) of this Bylaw.

(b) “Closing” shall mean the consummation of the merger transactions contemplated by the Merger Agreement.

(c) “Continuing Office Depot Directors” shall mean (i) the directors as of the Closing who were designated by the corporation pursuant to Section 1.5(b) of the Merger Agreement and (ii) any director who takes office after the Closing who is designated by the Continuing Office Depot Directors Committee pursuant to Section 2(d) of this Bylaw; provided, however, that each Continuing Office Depot Director shall be “independent” (as defined in the rules and regulations governing the requirements of companies listing on the New York Stock Exchange) with respect to the corporation.

(d) “Continuing Office Depot Directors Committee” shall mean the committee established by Section 2(d) of this Bylaw.

(e) “Continuing OfficeMax Directors” shall mean (i) the directors as of the Closing who were designated by OfficeMax pursuant to Section 1.5(b) of the Merger Agreement and (ii) any director who takes office after the Closing who is designated by the Continuing OfficeMax Directors Committee pursuant to Section 2(e) of this Bylaw; provided, however, that each Continuing OfficeMax Director shall be “independent” (as defined in the rules and regulations governing the requirements of companies listing on the New York Stock Exchange) with respect to the corporation.

(f) “Continuing OfficeMax Directors Committee” shall mean the committee established by Section 2(e) of this Bylaw.

(g) “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of February 19, 2013, by and among the corporation, Dogwood Merger Sub Inc., Dogwood Merger Sub LLC, Mapleby Holdings Merger Corporation, Mapleby Merger Corporation and OfficeMax, as amended, restated or otherwise modified from time to time.

(h) “Office Depot CEO” shall mean the Chief Executive Officer of the corporation immediately prior to the Closing.

(i) “Office Depot Executive” shall mean the Office Depot CEO or any other current or former executive officer of the corporation.

(j) “OfficeMax” shall mean OfficeMax Converted LLC.

(k) “OfficeMax CEO” shall mean the chief executive officer of OfficeMax immediately prior to the Closing.

(l) “OfficeMax Executive” shall mean the OfficeMax CEO or any other current or former executive officer of OfficeMax.

(m) “Rotation Date” shall have the meaning set forth in Section 3(b) of this Bylaw.

(n) “Selection Committee” shall mean the committee established by Section 5(b) of this Bylaw.

(o) “Specified Post-Merger Period” shall have the meaning set forth in Section 2(a) of this Bylaw.

(p) “Successor CEO” shall have the meaning set forth in Section 5(b) of this Bylaw.

(q) “Successor CEO Designation” shall have the meaning set forth in Section 5(b) of this Bylaw.

Section 2. Board of Directors; Appointment of Officers.

(a) From and after the Closing until the fourth anniversary of the Closing (the “Specified Post-Merger Period”), the Board of Directors shall be comprised of twelve (12) directors or, in the event the Successor CEO Designation has occurred and the Successor CEO is neither an OfficeMax Executive nor an Office Depot Executive, eleven (11) directors.

(b) Subject to the failure of any Continuing Office Depot Director or any Continuing OfficeMax Director to be reelected to the Board of Directors in accordance with Article II of these Bylaws, during the Specified Post-Merger Period, the Board of Directors shall be composed of (i) five (5) Continuing Office Depot Directors, (ii) five (5) Continuing OfficeMax Directors, (iii) if the Successor CEO Designation has not occurred, each of the Office Depot CEO and the OfficeMax CEO, and (iv) if the Successor CEO Designation has occurred, (A) the Successor CEO and (B) if the Successor CEO is an OfficeMax Executive or an Office Depot Executive, an additional independent director that is, if the Successor CEO is an OfficeMax Executive, a Continuing Office Depot Director or, if the Successor CEO is an Office Depot Executive, a Continuing OfficeMax Director.

(c) During the Specified Post-Merger Period, all vacancies on the Board of Directors created by death, resignation, removal, disqualification or other cessation of service of a Continuing Office Depot Director shall be filled by a nominee selected by the Continuing Office Depot Directors Committee and all vacancies on the Board of Directors created by such cessation of service of a Continuing OfficeMax Director shall be filled by a nominee selected by the Continuing OfficeMax Directors Committee. During the Specified Post-Merger Period, the Continuing Office Depot Directors Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Office Depot Director. During the Specified Post-Merger Period, the Continuing OfficeMax Directors Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing OfficeMax Director.

(d) The Board of Directors shall constitute a Continuing Office Depot Directors Committee, which shall be comprised of all the Continuing Office Depot Directors. The Continuing Office Depot Directors Committee shall have all the power and may exercise all the authority of the Board of Directors to (i) fill the vacancies on the Board of Directors created by the death, resignation, removal, disqualification or other cessation of service of a Continuing Office Depot Director and (ii) nominate directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing Office Depot Director. At the end of the Specified Post-Merger Period, the Continuing Office Depot Directors Committee shall be automatically disbanded.

(e) The Board of Directors shall constitute a Continuing OfficeMax Directors Committee, which shall be comprised of all the Continuing OfficeMax Directors. The Continuing OfficeMax Directors Committee shall have all the power and may exercise all the authority of the Board of Directors to (i) fill the vacancies on the Board of Directors created by the death, resignation, removal, disqualification or other cessation of service of a Continuing OfficeMax Director and (ii) nominate directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing OfficeMax Director. At the end of the Specified Post-Merger Period, the Continuing OfficeMax Directors Committee shall be automatically disbanded.

(f) Each Continuing Office Depot Director and Continuing OfficeMax Director and each director nominated by the Continuing Office Depot Directors Committee or the Continuing OfficeMax Directors Committee shall be “independent” (as defined in the rules and regulations governing the requirements of companies listing on the New York Stock Exchange) with respect to the corporation; provided, however, that for all purposes of this Article VI, an Office Depot Executive, an OfficeMax Executive and the Successor CEO shall be deemed not to qualify as “independent” (as defined in the rules and regulations governing the requirements of companies listing on the New York Stock Exchange) with respect to the corporation.

Section 3. Chairman and Lead Director. During the Specified Post-Merger Period:

(a) if the Successor CEO Designation has not occurred, a Continuing OfficeMax Director designated by the Continuing OfficeMax Directors Committee and a Continuing Office Depot Director designated by the Continuing Office Depot Directors Committee shall serve as Co-Chairmen of the Board of Directors and Co-Lead Directors; and

(b) following such time that the Successor CEO Designation has occurred, (i) if the Successor CEO is an OfficeMax Executive, the Chairman of the Board and Lead Director shall be a Continuing Office Depot Director designated by the Continuing Office Depot Directors Committee (and if a Continuing OfficeMax Director is serving as Co-Chairman of the Board of Directors and Co-Lead Director at such time, such Continuing OfficeMax Director shall resign from such positions as of the Appointment Date), (ii) if the Successor CEO is an Office Depot Executive, the Chairman of the Board and Lead Director shall be a Continuing OfficeMax Director designated by the Continuing OfficeMax Directors Committee (and if a Continuing Office Depot Director is serving as Co-Chairman of the Board of Directors and Co-Lead Director at such time, such Continuing Office Depot Director shall resign from such positions as of the Appointment Date), and (iii) if the Successor CEO is neither an OfficeMax Executive nor an Office Depot Executive, the Chairman of the Board and Lead Director (or only the Lead Outside Director, if the Successor CEO is appointed as both Chief Executive Officer and Chairman of the Board pursuant to Article III, Section 2 of these Bylaws) shall be (A) a Continuing Office Depot Director designated by the Continuing Office Depot Directors Committee from and after the date of the appointment of the Successor CEO (the “Appointment Date”) (and if a Continuing

OfficeMax Director is serving as Co-Chairman of the Board of Directors and Co-Lead Director at such time, such Continuing OfficeMax Director shall resign from such positions as of the Appointment Date) until the date that is nearest to one half of the period from the Appointment Date until the expiration of the Specified Post-Merger Period (such date, the “Rotation Date”), and (B) a Continuing OfficeMax Director designated by the Continuing OfficeMax Directors Committee from and after the Rotation Date until the expiration of the Specified Post-Merger Period.

Section 4. Composition of Committees. During the Specified Post-Merger Period, each committee of the Board of Directors shall be composed of an equal number of Continuing Office Depot Directors and Continuing OfficeMax Directors. With respect to each such committee (other than, if applicable, the Selection Committee, which shall be subject to Section 5(b) of this Bylaw), (i) the Continuing OfficeMax Directors Committee shall designate the chairperson of the Audit Committee among the members of the Audit Committee, (ii) the Continuing Office Depot Directors Committee shall designate the chairperson of a committee (other than the Audit Committee) among the members of such committee, (iii) following the designation by the Continuing Office Depot Directors Committee pursuant to clause (ii), the Continuing OfficeMax Directors Committee shall designate the chairperson of a committee (other than the committees referred to in clauses (i) and (ii)) among the members of such committee, (iv) following the designation of the Continuing OfficeMax Directors Committee pursuant to clause (iii), the Continuing Office Depot Directors Committee shall designate the chairperson of a committee (other than the committees referred to in clauses (i), (ii) and (iii)) among the members of such committee, and (v) with respect to any additional committee of the Board of Directors, the Continuing OfficeMax Directors Committee and the Continuing Office Depot Directors Committee shall alternately designate the chairperson of a committee among the members of such committee (with the Continuing OfficeMax Directors Committee designating first following the Continuing Office Depot Directors Committee’s designation pursuant to clause (iv). During the Specified Post-Merger Period, the Audit Committee shall include a Continuing Office Depot Director and a Continuing OfficeMax Director who shall each qualify as an Audit Committee financial expert for purposes of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act.

Section 5. Co-Chief Executive Officers; Successor CEO; Selection Committee.

(a) If the Successor CEO Designation has occurred, the Successor CEO shall be appointed to serve as the Chief Executive Officer of the corporation. If the Successor CEO Designation has not occurred, the Office Depot CEO and the OfficeMax CEO shall be appointed to serve as Co-Chief Executive Officers of the corporation until the due appointment of the Successor CEO.

(b) If the Successor CEO Designation has not occurred, the Board of Directors shall constitute a Selection Committee comprised of such equal number of Continuing OfficeMax Directors (one of whom shall be a co-chairman of such committee) and Continuing Office Depot Directors (one of whom shall be a co-chairman of such committee) selected prior to the Closing in accordance with Section 1.5(d) of the Merger Agreement. The Selection Committee shall engage an independent search firm to identify and recommend Successor CEO candidates with the terms of the engagement and the search criteria to be established by the Selection Committee; provided, however, that the Selection Committee shall cause the search firm to consider each of the Office Depot CEO and the OfficeMax CEO as potential candidates. The Selection Committee shall, working through the search firm, seek to recommend to the Board of Directors, by a majority vote of the members of the Selection Committee, an individual to serve as Chief Executive Officer of the corporation (the “Successor CEO”) as soon as practicable after the Closing (the “Successor CEO Designation”). As soon as practicable following any Successor CEO Designation, the Board of Directors shall take all actions as may be necessary to appoint the Successor CEO as the sole Chief Executive Officer of the corporation. The appointment of the Successor CEO shall require the vote of a majority of the entire Board of Directors; provided, however, that the election of either an Office Depot Executive or an OfficeMax Executive as the Successor CEO shall require the affirmative vote of at least two-thirds of all of the independent directors of the Board of Directors. Upon the due appointment of the Successor CEO, the Selection Committee shall be automatically disbanded.

(c) In the event of the death, resignation, removal, disqualification or other cessation of service of the Successor CEO prior to the second anniversary of the Appointment Date, the election of either an Office Depot Executive or an OfficeMax Executive as successor to the Successor CEO shall require the affirmative vote of at least two-thirds of all of the independent directors of the Board of Directors.

(d) During the Specified Post-Merger Period, if the Successor CEO is either an Office Depot Executive or an OfficeMax Executive, the removal of the Successor CEO shall require the affirmative vote of at least two-thirds of all of the independent directors of the Board of Directors.

Section 6. Corporate Headquarters; Operation of Businesses; Brand Names; Reporting Authority.

(a) From and after the Closing, the corporation shall have dual headquarters in Boca Raton, Florida and Naperville, Illinois (which headquarters shall, for purposes of these Bylaws, be deemed to be the “principal executive offices” and “principal places of business” of the corporation) unless and until the Board of Directors shall approve new headquarters.

(b) From and after the Closing, the businesses of the corporation and its subsidiaries as conducted immediately prior to the Closing shall continue to operate under the name “Office Depot,” and the businesses of OfficeMax Converted LLC and its subsidiaries as conducted immediately prior to the Closing shall continue to operate under the name “OfficeMax,” unless and until the Board of Directors shall approve the name under which the combined businesses of the corporation and its subsidiaries shall operate.

(c) From and after the Closing until the Appointment Date, except as may be otherwise determined by a majority of each of the Continuing OfficeMax Directors Committee and the Continuing Office Depot Directors Committee, the Office Depot CEO shall maintain sole chief executive officer authority reporting directly to the Board of Directors for the operation of the businesses of Office Depot and its subsidiaries (other than OfficeMax and its subsidiaries) and the OfficeMax CEO shall maintain sole chief executive officer authority reporting directly to the Board of Directors for the operation of the businesses of OfficeMax and its subsidiaries.

Section 7. Amendments; Interpretation. During the Specified Post-Merger Period, the provisions of this Article VI, Section 10 of Article III and Section 12 of Article III of these Bylaws may be modified, amended or repealed, and any provision of these Bylaws or other resolution inconsistent with this Article VI, Section 10 of Article III or Section 12 of Article III of these Bylaws may be adopted, or any such modification, amendment, repeal or inconsistent provision of these Bylaws or other resolutions recommended for adoption by the stockholders of the corporation, only by an affirmative vote of at least (a) 75 per cent of the entire Board of Directors and (b) a majority of each of the Continuing OfficeMax Directors Committee and the Continuing Office Depot Directors Committee. In the event of any inconsistency between any other provision of these Bylaws and any provision of this Article VI, the provisions of this Article VI shall control.

ARTICLE VII

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

Section 1. Coverage. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (“proceeding”), by reason of the fact that he or she is or was a director, officer of the corporation (which term shall include any predecessor corporation of the corporation) or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise of any type or kind, domestic or foreign, including service with respect to employee benefit plans (“indemnitee”), whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement or other disposition) incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. The right to indemnification conferred in this Bylaw shall be a contract right that vests at the time of such person’s service to or at the request of the corporation and includes the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the corporation within 20 days after the receipt by the corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Bylaw or otherwise.

Section 2. Claims. To obtain indemnification under this Bylaw, a claimant shall submit to the corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon such written request by a claimant for indemnification, a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (a) if requested by the claimant, by Independent Counsel (as defined below), or (b) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as defined below), or (ii) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the stockholders of the corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a “Change of Control” as defined in the 2008 Office Depot Bonus Plan for Executive Management Employees, in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

For purposes of this Bylaw:

“Disinterested Director” means a director of the corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

“Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the corporation or the claimant in an action to determine the claimant’s rights under this Bylaw.

Section 3. Enforcement of Claims. If a claim under Section 1 of this Bylaw is not paid in full by the corporation within 60 days after a written claim pursuant to Section 2 of this Bylaw has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standard of conduct which makes it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. If a determination shall have been made pursuant to this Section 2 that the claimant is entitled to indemnification, the corporation shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 3. The corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 3 that the procedures and presumptions of this Bylaw are not valid, binding and enforceable and shall stipulate in such proceeding that the corporation is bound by all the provisions of this Bylaw.

Section 4. Enforceability. If any provision or provisions of this Bylaw shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Bylaw (including, without limitation, each portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Bylaw (including, without limitation, each such portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 5. Rights Not Exclusive. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Bylaw (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the corporation, the Board of Directors or the stockholders of the corporation with respect to a person’s service prior to the date of such termination. No repeal or modification of this Bylaw shall in any way diminish or adversely affect the rights of any current or former director, officer, employee or agent of the corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

Section 6. Employees and Agents. Persons who are not covered by the foregoing provisions of this Article VII and who are or were employees or agents of the corporation may be indemnified and may have their expenses paid to the extent and subject to such terms and conditions as may be authorized at any time or from time to time by the Board of Directors or the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers).

Section 7. Insurance. The corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation or who is serving or has served at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under this Article VII.

Section 8. Merger or Consolidation. For purposes of this Article VII, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 9. Notices. Any notice, request or other communication required or permitted to be given to the corporation under this Article VII shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary and shall be effective only upon receipt by the Secretary.

ARTICLE VIII

CERTIFICATES OF STOCK

Section 1. Form. The shares of capital stock of the corporation shall be represented by certificates; provided, that the Board of Directors of the corporation may provide by a resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of capital stock in the corporation represented by certificates shall be entitled to have a certificate for shares of capital stock of the corporation signed by or in the name of the corporation by the Chairman of the Board (or, if applicable, the Co-Chairmen), the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by such holder in the corporation and registered in certificated form. Any or all such signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any such certificate or certificates shall cease to be such officer, transfer agent or registrar of the corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer, transfer agent or registrar of the corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom certificated or uncertificated shares are issued, together with the number of shares and date of issue, shall be entered on the books of the corporation. Shares of stock of the corporation shall only be transferred on the books of the corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing and, (i) if such shares are certificated, upon surrender to the corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the corporation may reasonably require, and accompanied by all necessary stock transfer stamps, or (ii) upon proper instructions from the holder of uncertificated shares. In the event of such transfer of certificated shares, it shall be the duty of the corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. Upon receipt of proper transfer instructions from the holder of uncertificated shares, the corporation shall cancel such uncertificated shares and issue new equivalent uncertificated shares or certificated shares to the person entitled thereto and record such transaction upon its books. Except as otherwise provided by law, the Board of Directors may make or adopt such additional rules and regulations, not inconsistent with these Bylaws, as it may deem expedient, concerning the issue, transfer and registration of securities of the corporation. The Board of Directors may appoint or authorize any officer or officers to appoint, one or more transfer agents or registrars or both in connection with the transfer of any class or series of securities of the corporation.

Section 2. Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to indemnify the corporation or to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against the corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Registered Stockholders. Prior to the surrender to the corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the corporation may treat the registered owner as the person entitled to receive dividends or other distributions, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner, and as the person to hold liable for calls and assessments. The corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE IX

GENERAL PROVISIONS

Section 1. Dividends and Distributions. The Board of Directors shall have full power and discretion pursuant to law, at any regular or special meeting, subject to the provisions of the Certificate of Incorporation or the terms of any other corporate document or instrument, to determine what, if any, dividends or distributions shall be declared and paid or made upon or with respect to outstanding shares of the capital stock of the corporation. Dividends may be paid in cash, bonds, property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or any other purpose and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 2. Checks, Drafts or Orders. All checks, drafts, or other orders for the payment of money by or to the corporation and all notes and other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or agent, or agents of the corporation, and in such manner, as shall be determined by resolution of the Board of Directors or a duly authorized committee thereof.

Section 3. Contracts. The Board of Directors may authorize any officer or officers or any agent or agents of the corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 4. Loans. Subject to applicable laws limiting or prohibiting the corporation’s ability to make such loans, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Section 5. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 6. Corporate Seal. The Board of Directors may provide a corporate seal, which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7. Voting Securities Owned By Corporation. Voting securities in any other entity held by the corporation shall be voted by the Chairman (or, if applicable, the Co-Chairmen) of the Board or the Chief Executive Officer (or, if applicable, the Co-Chief Executive Officers), unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with or without general power of substitution.

Section 8. General and Special Bank Accounts. The Board of Directors may authorize from time to time the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board of Directors may designate or as may be designated by any officer or officers of the corporation to whom such power of designation may be delegated by the Board of Directors from time to time. The Board of Directors may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

Section 9. Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 10. Election Out of Section 203. The corporation expressly elects not to be governed by Section 203 of the General Corporation Law of Delaware. The Bylaw amendment adopting this provision shall not be further amended by the Board of Directors of the corporation.

ARTICLE X

AMENDMENTS

Subject to the requirements of Article VI, Section 7, these Bylaws may be amended, altered, or repealed and new Bylaws adopted at any meeting of the Board of Directors by a majority vote; provided, that these Bylaws and any other Bylaws amended or adopted by the Board of Directors may be amended, may be reinstated, and new Bylaws may be adopted, by the stockholders of the corporation entitled to vote at the time for the election of directors; provided, that notice of the proposed change was given in the corporation’s notice of meeting.

ANNEX C

[Peter J. Solomon Company L.P. Letterhead]

February 19, 2013

Board of Directors

Office Depot, Inc.

6600 North Military Trail

Boca Raton, FL 33496

Ladies and Gentlemen:

We understand that Office Depot, Inc., a Delaware corporation (the “Company”), intends to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of February 17, 2013 (the “Agreement”), by and among the Company, Dogwood Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of the Company (“Merger Sub Two”), Dogwood Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of the Company (“Merger Sub Three”), Mapleby Holdings Merger Corporation, a Delaware corporation and a wholly owned direct subsidiary of Maple (“Mapleby Holdco”), Mapleby Merger Corporation, a Delaware corporation and a wholly owned direct subsidiary of Mapleby Holdco (“Merger Sub One”), and OfficeMax Incorporated, a Delaware corporation (“Maple”), which provides for among other things, the acquisition by the Company of Maple through (i) the merger of Merger Sub One with and into Maple (the “First Merger”) pursuant to which the separate corporate existence of Merger Sub One shall cease, and Maple shall be the surviving corporation in the First Merger (“Maple Surviving Corporation”) and shall become a wholly owned subsidiary of Mapleby Holdco, (ii) the conversion of Maple Surviving Corporation into a Delaware limited liability company (the “LLC Conversion”), (iii) the merger of Merger Sub Two with and into Mapleby Holdco (the “Second Merger”) pursuant to which the separate corporate existence of Merger Sub Two shall cease, and Mapleby Holdco shall be the surviving corporation in the Second Merger (“Mapleby Holdco Surviving Corporation”) and shall become a wholly owned subsidiary of the Company and (iv) the merger of Mapleby Holdco Surviving Corporation with and into Merger Sub Three (the “Third Merger” and, together with the First Merger, the LLC Conversion and the Second Merger, the “Transactions”) pursuant to which the separate corporate existence of Mapleby Holdco Surviving Corporation shall cease, and Merger Sub Three shall be the surviving limited liability company in the Third Merger and shall become a wholly owned subsidiary of the Company. Pursuant to the Transactions, Maple will become a wholly owned subsidiary of the Company, and each outstanding share of common stock, par value $2.50 per share (the “Maple Common Stock”), of Maple, other than shares held by the Company, Merger Sub Two or in the treasury of Maple Surviving Corporation, will be converted into the right to receive 2.69 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). The terms and conditions of the Transactions are more fully set forth in the Agreement.

You have asked us to advise you with respect to the fairness of the Exchange Ratio to the Company from a financial point of view.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of Maple and the Company, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning Maple and the Company prepared by the management of Maple and the Company, respectively;

(iii) reviewed certain financial projections for Maple and the Company, including estimates of certain potential benefits of the proposed business combination, prepared by the management of Maple and the Company, respectively;

(iv) reviewed certain financial projections for Maple prepared by the Company’s management (the “Maple Management Projected Financial Data”);

(v) discussed the past and current operations, financial condition and prospects of Maple and the Company with management of Maple and the Company, respectively;

(vi) reviewed the reported prices and trading activity of Maple Common Stock and Company Common Stock;

(vii) compared the financial performance and condition of Maple and the Company and the reported prices and trading activity of Maple Common Stock and Company Common Stock with that of certain other publicly traded companies that we deemed relevant;

(viii) reviewed publicly available information regarding the financial terms of certain transactions that we deemed relevant, in whole or in part, to the Transactions;

(ix) participated in certain discussions among representatives of each of Maple and the Company;

(x) reviewed the Agreement, the Voting Agreement, substantially in the form of the draft dated as of February 19, 2013, by and among the Company, Maple, BC Partners, Inc. and the Investors party thereto (the “BC Redemption Agreement”) and other ancillary documents; and

(xi) performed such other analyses as we have deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information and have relied on such information being complete and correct. We have relied on assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our opinion. With respect to the financial projections, including the estimates made by Maple’s and the Company’s management of certain potential benefits of the proposed business combination, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Maple and the Company, respectively. With respect to the Maple Management Projected Financial Data, we have assumed that any adjustments made by the Company’s management to the financial projections for Maple have been reasonably determined by the Company’s management on bases reflecting the best available estimates and good faith judgments of the Company’s management as to the matters covered thereby. We express no view as to any projected financial data relating to Maple (whether prepared by Maple’s management, or as adjusted by the Company’s management) or the Company, or the assumptions on which they are based. We have not conducted a physical inspection of the facilities or property of Maple or the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets, liabilities or contingent liabilities of Maple or the Company, nor have we been furnished with any such valuation or appraisal. Furthermore, we have not considered any tax, accounting or legal effects of the Transactions or the transaction structure on any person or entity.

We have assumed that the final form of the Agreement will be substantially the same as the last draft dated February 17, 2013 reviewed by us and will not vary in any respect material to our analysis. We have also assumed that the Transactions will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement (including, without limitation, the consideration proposed to be paid by the Company in connection with the Transactions), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Maple or the Company or the contemplated benefits of the Transactions. We have further assumed that all representations and warranties set forth in the Agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the Agreement will comply with all covenants of such parties thereunder.

We have assumed that the final form of the BC Redemption Agreement will be substantially the same as the last draft dated February 19, 2013 reviewed by us and will not vary in any respect material to our analysis. We have also assumed that the transaction contemplated by the BC Redemption Agreement will be consummated in accordance with the terms of the BC Redemption Agreement, without waiver, modification or amendment of any material term, condition or agreement.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In particular, we do not express any opinion as to the prices at which shares of Company Common Stock may trade at any future time. Furthermore, our opinion does not address the Company’s underlying business decision to undertake the Transactions, and our opinion does not address the relative merits of the Transactions as compared to any alternative transactions that might be available to the Company. Our opinion does not address any other aspect or implication of the Transactions, including, without limitation, the form or structure of the Transactions (or the tax or accounting consequences thereof) or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise except as expressly identified herein. While we have taken into account for purposes of our analyses the terms of the BC Redemption Agreement, we express no opinion as to the fairness of such terms or whether other alternatives may exist with respect to the preferred stock of the Company held by BC Partners, Inc.

We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transactions and a portion of which is payable upon the delivery of this opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the past we have provided, currently are providing and in the future may provide financial advisory services to the Company and its affiliates and have received or in the future may receive compensation for rendering these services. The issuance of this opinion has been authorized by our fairness opinion committee.

This letter is solely for the information of the Board of Directors of the Company and may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except as part of any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration to be paid by the Company pursuant to the Agreement or any other amounts to be received by the holders of the preferred stock of Maple in connection with the Transactions. This letter does not constitute a recommendation to any holder of capital stock of the Company as to how any such holder should vote on the Transactions or act on any matter relating to the Transactions.

Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the Exchange Ratio is fair from a financial point of view to the Company.

Very truly yours,

/s/ PETER J. SOLOMON COMPANY L.P.

PETER J. SOLOMON COMPANY L.P.

ANNEX D

[Morgan Stanley & Co. LLC Letterhead]

February 19, 2013

Board of Directors

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33496

Members of the Board:

We understand that Office Depot, Inc. (the “Buyer”) intends to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of February 17, 2013 (the “Merger Agreement”), by and among the Buyer, Dogwood Merger Sub Inc., a wholly owned direct subsidiary of the Buyer (“Merger Sub Two”), Dogwood Merger Sub LLC, a wholly owned direct subsidiary of the Buyer (“Merger Sub Three”), OfficeMax Incorporated (the “Company”), Mapleby Holdings Merger Corporation, a wholly owned direct subsidiary of the Company (“Mapleby Holdco”), and Mapleby Merger Corporation, a wholly owned direct subsidiary of Mapleby Holdco (“Merger Sub One”), which provides for among other things, the acquisition by the Buyer of the Company through (i) the merger of Merger Sub One with and into the Company (the “First Merger”) pursuant to which the separate corporate existence of Merger Sub One shall cease, and the Company shall be the surviving corporation in the First Merger (“Maple Surviving Corporation”) and shall become a wholly owned subsidiary of Mapleby Holdco, (ii) the conversion of Maple Surviving Corporation into a Delaware limited liability company (the “LLC Conversion”), (iii) the merger of Merger Sub Two with and into Mapleby Holdco (the “Second Merger”) pursuant to which the separate corporate existence of Merger Sub Two shall cease, and Mapleby Holdco shall be the surviving corporation in the Second Merger (“Mapleby Holdco Surviving Corporation”) and shall become a wholly owned subsidiary of the Buyer and (iv) the merger of Mapleby Holdco Surviving Corporation with and into Merger Sub Three (the “Third Merger” and, together with the First Merger, the LLC Conversion and the Second Merger, the “Merger”) pursuant to which the separate corporate existence of Mapleby Holdco Surviving Corporation shall cease, and Merger Sub Three shall be the surviving limited liability company in the Third Merger and shall become a wholly owned subsidiary of the Buyer. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $2.50 per share (the “Company Common Stock”) of the Company, other than shares held by the Buyer, Merger Sub Two or in the treasury of Maple Surviving Corporation, will be converted into the right to receive 2.69 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed certain financial projections for the Company prepared by the Buyer’s management (the “Company Management Projected Financial Data”);

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Buyer, respectively;

6)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

7)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

8)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

9)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

10)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

11)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

12)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and certain parties and their financial and legal advisors;

13)	Reviewed the Merger Agreement, the Voting Agreement, substantially in the form of the draft dated as of February 19, 2013, by and among the Buyer, the Company, BC Partners, Inc. and the Investors party thereto (the “BC Redemption Agreement”) and certain related documents; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. With respect to the Company Management Projected Financial Data, we have assumed that any adjustments made by the Buyer’s management to the financial projections for the Company have been reasonably determined by the Buyer’s management on bases reflecting the best available estimates and good faith judgments of the Buyer’s management as to the matters covered thereby. We express no view as to any projected financial data relating to the Company (whether prepared by the Company’s management, or as adjusted by the Buyer’s management) or the Buyer, or the assumptions on which they are based. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the First Merger and the LLC Conversion, taken together, and the Second Merger and the Third Merger, taken together, will each be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. We have further assumed that all representations and warranties set forth in the Merger Agreement are and will be true and correct as of all the dates made or deemed made and that all parties to the Merger Agreement will comply with all covenants of such parties thereunder. We have assumed that the final form of the BC Redemption Agreement will be substantially the same as the last draft dated February 19, 2013 reviewed by us and will not vary in any respect material to our analysis. We have also assumed that the transactions contemplated by the BC Redemption Agreement will be consummated in accordance with the terms set forth in the BC Redemption Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Buyer or the Company or the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the Company Common Stock in the transaction. Morgan Stanley also expresses no opinion as to the form or structure of the Merger (including the tax or accounting consequences thereof or any other amounts to be received by the holders of preferred stock of the Company in connection with the Merger). This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Buyer, nor does it address the underlying business decision of the Buyer to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. While we have taken into account for purposes of our analyses the terms of the BC Redemption Agreement, we express no opinion as to the fairness of such terms or whether other alternatives may exist with respect to the preferred stock of the Buyer held by BC Partners, Inc. We have not made any independent valuation or appraisal of the assets, liabilities or contingent liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the rendering of this financial opinion and a significant portion of which is contingent upon the closing of the merger. In the two years prior to the date hereof, we have provided financial advisory and financing services to the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Carmen M. Molinos
Carmen M. Molinos Managing Director

ANNEX E

[Letterhead of J.P. Morgan Securities LLC]

February 19, 2013

The Board of Directors

OfficeMax Incorporated

263 Shuman Blvd.

Naperville, Illinois 60563

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $2.50 per share (the “Company Common Stock”), of OfficeMax Incorporated (the “Company”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) by and among Office Depot, Inc. (“Office Depot”), Dogwood Merger Sub Inc., a wholly-owned subsidiary of Office Depot (“Merger Sub Two”), Dogwood Merger Sub LLC, a wholly-owned subsidiary of Office Depot (“Merger Sub Three”), Mapleby Holdings Merger Corporation, a wholly-owned subsidiary of the Company (“Mapleby Holdco”), Mapleby Merger Corporation, a wholly-owned subsidiary of Mapleby Holdco, and the Company, pursuant to which, subject to the terms and conditions thereof, (i) Merger Sub One will be merged with and into the Company (the “First Merger”), and the Company will continue as the surviving corporation and become a wholly-owned subsidiary of Mapleby Holdco, (ii) the Company will be converted into a Delaware limited liability company (the “LLC Conversion”), (iii) Merger Sub Two will be merged with and into Mapleby Holdco (the “Second Merger”), and Mapleby Holdco will continue as the surviving corporation and become a wholly-owned subsidiary of Office Depot, and (iv) Mapleby Holdco will be merged with and into Merger Sub Three (the “Third Merger” and, together with the First Merger, the LLC Conversion and the Second Merger, the “Transaction”), and Merger Sub Three will continue as the surviving limited liability company and a wholly-owned subsidiary of Office Depot. Pursuant to the First Merger, each outstanding share of Company Common Stock will be converted into one share of common stock (the “Mapleby Holdco Common Stock”) of Mapleby Holdco, and pursuant to the Second Merger, each share of Mapleby Holdco Common Stock, other than shares of Mapleby Holdco Common Stock held by Office Depot, Merger Sub Two or in treasury, will be converted into the right to receive 2.6900 shares (the “Exchange Ratio”) of Office Depot’s common stock, par value $0.01 per share (the “Office Depot Common Stock”).

In connection with preparing our opinion, we have (i) reviewed drafts dated February 19, 2013 of the Agreement, the Voting Agreement (the “Voting Agreement”), by and among Office Depot, the Company, BC Partners, Inc. and certain investors affiliated therewith (“BC Partners”), and the Termination Agreement (the “Termination Agreement”), by and between Office Depot, BC Partners and certain investors affiliated with BC Partners; (ii) reviewed certain publicly available business and financial information concerning the Company and Office Depot and the industries in which they operate; (iii) compared the financial and operating performance of the Company and Dogwood with publicly available information concerning certain other companies we deemed relevant; (iv) reviewed the current and historical market prices of the Company Common Stock and Office Depot Common Stock; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and Office Depot, including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and Office Depot with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Office Depot, the financial condition and future prospects and operations of the Company and Office Depot, the effects of the Transaction on the financial condition and future prospects of the Company and Office Depot, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Office Depot or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Office Depot under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Office Depot to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that each of the mergers described in the Agreement will have the tax consequences described in the discussions with, and materials furnished to us by, representatives of the Company; each of the transactions described in the Agreement, the Voting Agreement, and the Termination Agreement will be consummated as described therein; and that the definitive versions of the Agreement, the Voting Agreement, and the Termination Agreement will not differ in any material respects from the drafts thereof furnished to us. We have also assumed that the Company will have the option to distribute a dividend to its shareholders prior to the consummation of the Transaction in the aggregate amount of up to $131 million. We have also assumed that the representations and warranties made by the Company and Office Depot in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We have also assumed that the Office Depot Lender Consent to make the Shareholder Approval Redemption and the Closing Redemption will be obtained prior to receipt of the Office Depot Stockholder Approval (each as defined in the Voting Agreement). We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Office Depot or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or Office Depot Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, Office Depot, BC Partners and their respective affiliates, for which we and our affiliates have received customary compensation. Such services during such period have included (i) acting as a joint bookrunner and documentation agent for a credit facility for the Company in October 2011, (ii) acting as a joint bookrunner and underwriter for the issuance of senior secured notes of Office Depot in March 2012, (iii) acting as a joint bookrunner, administrative agent and collateral agent for a credit facility for Office Depot in May 2011, (iv) acting as a joint bookrunner on the secondary sale of shares of Migros Ticaret for BC Partners in April 2011, (v) acting as financial advisor to BC Partners on their acquisition of Aenova in September 2012, (vi) acting as financial advisor to BC Partners on the sale of Bureau Van Dijk in July 2011 and (vii) providing financial advisory services and providing, arranging and participating in debt and equity financing for certain affiliates of BC Partners. In addition, our commercial banking affiliate is a lender under outstanding credit facilities of the Company and Office Depot for which it receives customary compensation or other financial benefit and we have provided treasury and securities services to Office Depot. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, Office Depot or affiliates of BC Partners for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

The registrant is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware, which is referred to in this joint proxy statement/prospectus as “the Delaware General Corporation Law.” Under Section 145 of the Delaware General Corporation Law, each director and officer of the registrant may be indemnified by the registrant against all expenses and liabilities (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he or she is involved by reason of the fact that he or she is or was a director or officer of the registrant if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of the registrant, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to the registrant unless a court determines otherwise.

The registrant’s Amended and Restated Bylaws provide for indemnification of the registrant’s directors and officers, to the fullest extent permitted by the Delaware General Corporation Law, for all expenses, liability and loss (including reasonable amounts paid in settlement) incurred in defending actions brought against them arising out of the performance of their duties. In addition, the registrant may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the registrant or is serving or has served in such capacity for another business organization or entity at the registrant’s request, against any liability asserted against such person and incurred in such capacity, or arising out of such person’s status as such, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of Article VI of the registrant’s Amended and Restated Bylaws.

The registrant’s Restated Certificate of Incorporation, as amended, contains a provision that eliminates, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of each director of the registrant to the registrant and its stockholders for monetary damages for certain breaches of fiduciary duty. This provision does not affect the director’s liability for monetary damages for breaches of the duty of loyalty, actions or omissions not in good faith, knowing violation of law or intentional misconduct, willful or negligent conduct in approving an unlawful dividend, stock repurchase or redemption or obtaining any improper personal benefit.

The foregoing indemnity and insurance provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

The registrant has obtained liability insurance policies under which the registrant’s directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of certain actions, suits or proceedings, and certain liabilities which might be imposed as a result of certain actions, suits or proceedings, arising out of the performance of their duties.

Item 21. Exhibits and Financial Statements

The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on April 9, 2013.

OFFICE DEPOT, INC.

By:	/s/ Elisa D. Garcia C.
	Name:	Elisa D. Garcia C.
	Title:	Executive Vice President,
General Counsel & Corporate
Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby appoints Elisa D. Garcia C., Richard Leland and Darlene Quashie Henry, and each of them singly, such person’s true and lawful attorneys in fact, with full power to them and each of them to sign, for such person and in such person’s name and capacity indicated below, any and all amendments and post-effective amendments to this registration statement, and generally to do all things in their names in their capacities as officers and directors to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Name	Title	Date

/s/ Neil R. Austrian Name: Neil R. Austrian	Chairman and Chief Executive Officer	April 9, 2013

/s/ Michael D. Newman Name: Michael D. Newman	Executive Vice President and Chief Financial Officer	April 9, 2013

/s/ Kim Moehler Name: Kim Moehler	Senior Vice President and Controller	April 9, 2013

/s/ Brenda J. Gaines Name: Brenda J. Gaines	Director	April 9, 2013

/s/ W. Scott Hedrick Name: W. Scott Hedrick	Director	April 9, 2013

/s/ Marsha Johnson Evans Name: Marsha Johnson Evans	Director	April 9, 2013

/s/ Kathleen Mason Name: Kathleen Mason	Director	April 9, 2013

/s/ Raymond Svider Name: Raymond Svider	Director	April 9, 2013

/s/ Thomas J. Colligan Name: Thomas J. Colligan	Director	April 9, 2013

/s/ Nigel Travis Name: Nigel Travis	Director	April 9, 2013

/s/ Eugene V. Fife Name: Eugene V. Fife	Director	April 9, 2013

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of February 20, 2013, by and among Office Depot, Inc., Dogwood Merger Sub Inc., Dogwood Merger Sub LLC, Mapleby Holdings Merger Corporation, Mapleby Merger Corporation and OfficeMax Incorporated (included as Annex A to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference) (Schedules and exhibits have been omitted from this exhibit pursuant to Item 601(b)(2) of Regulation S-K and are not filed herewith. The registrant hereby agrees to furnish a copy of any omitted schedule or exhibits to the U.S. Securities and Exchange Commission upon request.)

3.1	Restated Certificate of Incorporation (incorporated by reference from the respective annex to the Proxy Statement for Office Depot, Inc.’s 1995 Annual Meeting of Stockholders, filed with the SEC on April 20, 1995)

3.2	Amendment to Restated Certificate of Incorporation (incorporated by reference from Office Depot, Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on November 10, 1998)

3.3	Amended and Restated Bylaws (incorporated by reference from Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on February 22, 2013)

3.4	Form of Amended and Restated Bylaws of Office Depot, Inc. (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)

3.5	Certificate of Designation of Series C Junior Participating Preferred Stock (incorporated by reference from Office Depot, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 20, 2013)

4.1	Form of Certificate representing shares of Common Stock (incorporated by reference from the respective exhibit to Office Depot, Inc.’s Registration Statement No. 33-39473 on Form S-4, filed with the SEC on March 15, 1991)

4.2	Rights Agreement, dated October 24, 2012, by and between Office Depot, Inc. and Computershare Shareowner Services LLC (incorporated by reference from Office Depot Inc.’s Current Report on Form 8-K, filed with the SEC on October 30, 2012)

*5.1	Opinion of Simpson Thacher & Bartlett LLP regarding legality of the Office Depot, Inc. common stock being registered pursuant to this Registration Statement

*8.1	Opinion of Simpson Thacher & Bartlett LLP as to certain tax matters

*8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters

10.1	Voting Agreement, dated as of February 20, 2013, by and among Office Depot, Inc., OfficeMax Incorporated, BC Partners, Inc. and the other investors party thereto (incorporated by reference from Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on February 22, 2013)

10.2	Termination Agreement, dated as of February 20, 2013, by and among Office Depot, Inc., BC Partners, Inc. and the other investors party thereto (incorporated by reference from Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on February 22, 2013)

10.3	Form of Second Amendment, dated as of March 4, 2013, to the Amended and Restated Credit Agreement dated as of May 25, 2011 (incorporated by reference from Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on March 6, 2013)

*23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibits 5.1 and 8.1 to this Registration Statement)

Exhibit Number	Description

*23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2 to this Registration Statement)

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Office Depot, Inc.

23.4	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu Limited), independent registered public accounting firm of Office Depot de México, S.A. de C.V. and its subsidiaries

23.5	Consent of KPMG LLP, independent registered public accounting firm of OfficeMax Incorporated

24.1	Power of Attorney (included on signature page to this Registration Statement)

*99.1	Form of Proxy Card of Office Depot, Inc.

*99.2	Form of Proxy Card of OfficeMax Incorporated

99.3	Consent of Peter J. Solomon Company L.P.

99.4	Consent of Morgan Stanley & Co. LLC

99.5	Consent of J.P. Morgan Securities LLC

*	To be filed by amendment